SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Effective immediately, Pure Nickel Inc. (the “Company”) will satisfy its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reporting with the United States Securities and Exchange Commission (the “SEC”) on forms available for use by a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act. Historically, the Company has attempted to meet its reporting obligations using the forms applicable to U.S. domestic issuers. However, the Company believes that as of March 27, 2007, it became a foreign private issuer as a result of its amalgamation with Nevada Star Resource Corp. and that its obligation to report on U.S. domestic issuer forms ceased at that time. By providing this information on Form 6-K, the Company is hereby furnishing all previously unfurnished material reports that have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) from the date of the amalgamation through the date of this report. Going forward, Pure Nickel’s U.S. periodic reporting requirements with the SEC will now consist of filing an Annual Report on Form 20-F and furnishing Forms 6-K for its quarterly operating results and for other material information made public or generally distributed to its security holders on SEDAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: August 16, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006.

99.2	Form 51-102F3 - Material Change Report.

99.3	Notice of Special Meeting of Nevada Star Resource Corp., dated February 19, 2007.

99.4	Notice of Special Meeting of Nevada Star Resource Corp. and Information Circular concerning the combination of Nevada Star Resource Corp. and Pure Nickel Inc., dated February 19, 2007.

99.5	Form of Proxy - Special Meeting of Shareholders of Nevada Star Resource Corp.

99.6	Consent of Qualified Person, dated February 19, 2007.

99.7	Consent of Qualified Person, dated February 19, 2007.

99.8	Consent of Auditors of Nevada Star Resource Corp., dated February 19, 2007.

99.9	Consent of the Independent Registered Public Accounting Firm, dated February 19, 2007.

Exhibit 99.1

NEVADA STAR RESOURCE CORP.

and

6658482 Canada Inc.

and

PURE NICKEL INC.

AMALGAMATION AGREEMENT

Dated as of December 14, 2006

- ii -

- iii -

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 14th day of December, 2006, AMONG:

NEVADA STAR RESOURCE CORP., a corporation existing pursuant to the provisions of the Business Corporations Act) (Yukon)

(hereinafter referred to as “Nevada Star”)

- and -

6658482 CANADA INC., a corporation existing pursuant to the provisions of the Canada Business Corporations Act

(hereinafter referred to as “Newco”)

-and-

PURE NICKEL INC., a corporation existing pursuant to the provisions of the Canada Business Corporations Act

(hereinafter referred to as “Pure Nickel”)

WITNESSES THAT:

WHEREAS Nevada Star and Pure Nickel wish to combine their businesses by means of the Amalgamation (as defined herein);

AND WHEREAS, the board of directors of Nevada Star has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Nevada Star and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of Nevada Star Common Shares;

AND WHEREAS, the board of directors of Pure Nickel has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Pure Nickel and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of Pure Nickel Shares;

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of Pure Nickel has agreed to submit the Amalgamation Resolution in accordance with Section 183 of the CBCA to the Holders of Pure Nickel Shares for approval;

AND WHEREAS, Nevada Star, as the sole shareholder of Newco, will approve the Amalgamation, in accordance with Section 183 of the CBCA;

AND WHEREAS, upon the Amalgamation becoming effective, the Pure Nickel Shares will be exchanged for Nevada Star Common Shares and the Newco Common Shares will be exchanged for Amalco Common Shares in accordance with the provisions of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;

“Agreement” means this amalgamation agreement, provided for in Section 182 of the CBCA, including the schedules hereto;

“Amalco” means Pure Nickel Holdings Corp., the corporation continuing from the Amalgamation upon the Effective Date;

“Amalco Common Shares” means common shares in the capital of Amalco;

“Amalgamation” means the amalgamation of Newco and Pure Nickel pursuant to Section 181 of the CBCA as provided for in this Agreement;

“Appropriate Regulatory Approvals” means all rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSXV required or necessary for the completion of the transactions provided for in this Agreement and the Amalgamation;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, in the form required by the CBCA, to be sent to the Director, subject to the conditions of this Agreement, following the approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares and the approval of the Newco Amalgamation Resolution by Nevada Star, as applicable;

“Axis Report” means the report dated November 15, 2006 prepared in accordance with NI 43-101 relating to Pure Nickel’s mineral properties in the Province of Saskatchewan;

“Business Day” means a day on which commercial banks are generally open for business in Vancouver, British Columbia and Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia and Toronto, Ontario under the Laws of the Provinces of British Columbia or Ontario or the federal Laws of Canada;

“CBCA” means the Canada Business Corporations Act, as amended;

“Charter Documents” means, as applicable, the articles and by-laws, memorandum and articles of association, amendments and re-statements, or other similar constating documents of any body corporate;

“Consolidation” means to proposed consolidation on a five (5) to one (1) basis of the issued and outstanding common shares of Nevada Star in accordance with the terms of the RTO Resolutions;

“Corporate Laws” means all applicable corporate laws, including those set forth in the CBCA and the YBCA;

“Director” means the Director of Corporations appointed under Section 260 of the CBCA;

“Documents of Title” means, collectively, any and all mineral claims, certificates of title, leases, options, permits, licences, assignments, trust declarations, exploration agreements or procedures, sale and purchase agreements, joint venture agreements and other agreements by virtue of which Pure Nickel Interests or the Nevada Star Interests, as the case may be, are derived;

“Employee Obligations” means the obligations of Pure Nickel to its directors, officers, employees and consultants for retention, severance, termination or bonus payments in connection with a termination of employment or change of control of Pure Nickel pursuant to any written agreements or resolution of the Pure Nickel Board, pension plans or other plans, Pure Nickel’s severance, retention or other policies or otherwise in accordance with applicable law;

“Effective Date” means the date shown on the certificate of amalgamation issued by the Director pursuant to Section 262 of the CBCA giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Encumbrance” includes whether or not registered or recorded, any and all mortgages, liens, licenses, charges, security interests, pledges, conditional sales contracts, options or other rights to acquire any interest in any property, and any adverse claims or rights in any property;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the Pure Nickel Shares, the Pure Nickel Options, the Newco Common Shares, the Nevada Star Common Shares or the Amalco Common Shares, the holders of such Pure Nickel Shares, Pure Nickel Options, Newco Common Shares, Nevada Star Common Shares or Amalco Common Shares, as applicable, shown from time to time in the registers maintained by or on behalf of Pure Nickel, Newco, Nevada Star or Amalco, as applicable, in respect of such Pure Nickel Shares, Pure Nickel Options, Newco Common Shares, Nevada Star Common Shares or Amalco Common Shares, as applicable;

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV);

“MAN Alaska Report” means the technical report dated May 15, 2006 by Kevin Wells, P.Geo. prepared in accordance with NI 43-101 respecting the MAN Project of Nevada Star in Alaska;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Pure Nickel, Nevada Star or Newco, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Pure Nickel, Nevada Star or Newco, as the case may be, and their subsidiaries considered as a whole, which represents a negative change of $100,000, other than a change: (a) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (b) that relates to or arises out of conditions affecting the junior mining industry as a whole; (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (d) that relates to or arises out of any change in the market price of nickel;

“Material Adverse Effect”, when used in connection with Pure Nickel, Nevada Star or Newco, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Pure Nickel, Nevada Star or Newco, as the case may be, and their respective subsidiaries taken as a whole, which represents a negative change of $100,000, but shall, for greater certainty, exclude (a) any decrease in the trading price or value of the common shares of either Pure Nickel or Nevada Star immediately following and reasonably attributable to the announcement of the Amalgamation or (b) any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

“Material Fact” has the meaning ascribed thereto in the Securities Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Nevada Star” means Nevada Star Resource Corp., a corporation existing pursuant to the provisions of the YBCA and, unless the context requires otherwise, includes each of the Nevada Star Subsidiaries and affiliates;

“Nevada Star Circular” means the notice of the Nevada Star Meeting and accompanying management proxy and information circular, including all schedules and exhibits thereto, to be sent to the Holders of Nevada Star Common Shares in connection with the Nevada Star Meeting;

“Nevada Star Common Shares” means the common shares in the capital of Nevada Star;

“Nevada Star Disclosed Information” means all written information disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of the Nevada Star Parties or disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of the Nevada Star Parties, as the case may be, at or prior to the date of this Agreement;

“Nevada Star Interests” has the meaning ascribed thereto in Section 6.12 of this Agreement;

“Nevada Star Meeting” means the special meeting of the Holders of Nevada Star Common Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the RTO Resolutions;

“Nevada Star Parties” means collectively, Nevada Star and Newco;

“Nevada Star Pre-Amalgamation Options” means the 3,750,000 stock options of Nevada Star currently issued and outstanding pursuant to the Nevada Star Stock Option Plan, each of which currently entitles the holder thereof to purchase one Nevada Star Common Share;

“Nevada Star Principals” means Robert Angrisano, Michael W. Sharon, Monty Moore, Donald Boswick and Edward H. Waale;

“Nevada Star Securities” means, collectively, the Nevada Star Common Shares and the Nevada Star Pre-Amalgamation Options;

“Nevada Star Stock Option Plan” means the stock option plan of Nevada Star approved by the Holders of Nevada Star Common Shares on January 29, 2004 under which options to purchase Nevada Star Common Shares may be issued in accordance with the policies of the TSXV;

“Nevada Star Subsidiaries” means Nevada Star Resource Corp. (U.S.), a Nevada Corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation;

“Nevada Star Take-over Proposal” means a proposal or offer (other than by Pure Nickel), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Nevada Star Common Shares, whether by arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Nevada Star including, without limitation, any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Nevada Star Common Shares (in all cases other than the transactions contemplated by this Agreement);

“Nevada Star Transfer Agent” means Pacific Corporate Trust Company;

“Newco” means 6658482 Canada Inc., a corporation existing pursuant to the provisions of the CBCA;

“Newco Common Shares” means the common shares in the capital of Newco;

“Newco Amalgamation Resolution” means the special resolution of Newco, to be signed by Nevada Star in its capacity as the sole Holder of the Newco Common Shares, approving the Amalgamation, to be substantially in the form and content of Schedule “A” hereto;

“NI43-101” means National Instrument 43-101 “Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“Offering of Subscription Receipts” means the offering of up to 8,888,889 Subscription Receipts for gross proceeds of approximately $8 million dollars;

“OTCBB” means the National Association of Securities Dealer Lie’s Over-the-Counter Bulletin Board;

“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;

“Pure Nickel” means Pure Nickel Inc., a corporation existing pursuant to the provisions of the CBCA;

“Pure Nickel Amalgamation Resolution” means the special resolution of the Holders of Pure Nickel Shares approving the Amalgamation, to be substantially in the form and content of Schedule “B” hereto;

“Pure Nickel Circular” means the notice of the Pure Nickel Meeting to be sent to the Holders of Pure Nickel Shares in connection with the Pure Nickel Meeting;

“Pure Nickel Disclosed Information” means all written information disclosed to Nevada Star (or its agents or representatives) in respect of the business, operations and affairs of Pure Nickel or disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of Nevada Star, as the case may be, at or prior to the date of this Agreement;

“Pure Nickel Dissent Rights” has the meaning specified in Subsection 3.1(a);

“Pure Nickel Dissenting Shareholder” means a holder of Pure Nickel Shares who dissents from the Pure Nickel Amalgamation Resolution in compliance with the Pure Nickel Dissent Rights;

“Pure Nickel Financial Statements” means the audited financial statements of Pure Nickel as at and for the period ended September 30, 2006;

“Pure Nickel Interests” has the meaning ascribed thereto in Section 5.11 of this Agreement;

“Pure Nickel Letter of Transmittal” means the letter of transmittal to be provided by Pure Nickel to Holders of Pure Nickel Shares together with the Pure Nickel Circular;

“Pure Nickel Meeting” means the special meeting of the Holders of Pure Nickel Shares (including any adjournments) or postponements thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Pure Nickel Amalgamation Resolution;

“Pure Nickel Pre-Amalgamation Options” means the 100,000 stock options of Pure Nickel currently issued and outstanding, each of which entitles the holder thereof to purchase one Pure Nickel Common Share at a price of $0.20 each;

“Pure Nickel Shares” means all of the outstanding common shares in the capital of Pure Nickel;

“Pure Nickel Take-over Proposal” means a proposal or offer (other than by Nevada Star), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Pure Nickel or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Pure Nickel Shares, whether by arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Pure Nickel including, without limitation, any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Pure Nickel or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Pure Nickel Shares (in all cases other than the transactions contemplated by this Agreement);

“RTO Resolutions” means (i) the ordinary resolution of the Holders of Nevada Star Common Shares approving the issuance of the Nevada Star Common Shares pursuant to the Amalgamation, and (ii) the special resolution of the Holders of Nevada Star Common Shares approving (a) the change of name of Nevada Star to “Pure Nickel Inc.” or such other name as the directors authorize and the Director approves; and (b) the consolidation of the issued and outstanding common shares of Nevada Star on a five for one (5:1) basis or on such other ratio as determined by the board of directors, after giving effect to the Amalgamation; to be substantially in the form and content of Schedule “C” hereto;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Authorities” means the appropriate securities commissions, stock exchanges or similar regulatory authorities in each of the provinces and territories of Canada and the United States of America and the applicable states thereof;

“Securities Laws” means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings, rules and policies of the TSXV and the OTCBB and the Securities Authorities and all securities laws, statutes, rules and regulations applicable in the United States;

“Subscription Receipts” means the subscription receipts being offered by Nevada Star pursuant to the Offering of Subscription Receipts. Each Subscription Receipt is exercisable, upon completion of the Amalgamation and without any additional consideration, into a unit comprised of one post-Consolidation common share and one-half of one share purchase warrant. Each whole warrant is exercisable into a post-Consolidation common share of Nevada Star for a period of 18 months following the completion of the Amalgamation at a price of $1.20 per common share;

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedges, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, and the Internal Revenue Code of the United States of America and the regulations thereunder, as amended, as applicable;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any Governmental Entity relating to Taxes;

“Termination Time” means the time that this Agreement is terminated;

“Time of Closing” shall have the meaning ascribed to such term in Section 7.5(a) of this Agreement;

“TSXV” means the TSX Venture Exchange;

“Undertakings” means agreements in the form attached hereto as Schedule “D” pursuant to which, among other things, the sole director of Pure Nickel and the directors of Nevada Star each undertake to irrevocably vote the Pure Nickel Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the Pure Nickel Amalgamation Resolution and to otherwise support the Amalgamation; and

“YBCA” means the Business Corporations Act (Yukon), as amended.

Section 1.2 Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.3 Interpretation Not Affected By Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof, “herein”, “hereunder” and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.4 Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.5 Date for Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Meanings.

Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.7 Knowledge.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of Pure Nickel or words to like effect in this Agreement, Pure Nickel shall be required, in addition to making any other reasonable inquiries, to make inquiries of senior officers of Pure Nickel.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of a Nevada Star Party or the Nevada Star Parties or words to like effect in this Agreement, the Nevada Star Party or Nevada Star Parties, as the case may be, shall be required, in addition to making any other reasonable inquiries, to make inquiries of senior officers of the Nevada Star Party or Nevada Star Parties, as the case may be.

Section 1.8 Schedules.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “A”	-	Form of Newco Amalgamation Resolution
Schedule “B”	-	Form of Pure Nickel Amalgamation Resolution
Schedule “C”	-	Form of RTO Resolutions
Schedule “D”	-	Form of Undertaking
Schedule “E”	-	Post Transaction Capitalization of Nevada Star
Schedule “F”	-	Authorized Share Capital of Amalco

ARTICLE 2

THE AMALGAMATION

Section 2.1 Implementation Steps.

(a)	Pure Nickel covenants in favour of Nevada Star and Newco that Pure Nickel shall lawfully convene and hold the Pure Nickel Meeting for the purpose of considering the Pure Nickel Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, subject to adjournments or postponements, as may be agreed to by Pure Nickel and Nevada Star.

(b)	Nevada Star covenants in favour of Pure Nickel and Newco that Nevada Star shall lawfully convene and hold the Nevada Star Meeting for the purpose of considering the RTO Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, subject to adjournments and postponements as may be agreed to by Nevada Star and Pure Nickel.

(c)	Nevada Star covenants in favour of Pure Nickel and Newco that Nevada Star shall in its capacity as the sole shareholder of Newco sign the Newco Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, or such other date as may be agreed to by Pure Nickel and Nevada Star.

Section 2.2 Circulars.

As promptly as reasonably practicable, Pure Nickel shall prepare the Pure Nickel Circular in connection with the approval of the Pure Nickel Amalgamation Resolution and matters related thereto together with any other documents or disclosure required by the applicable Securities Laws, Corporate Laws or other applicable Laws for inclusion in the Pure Nickel Circular. Pure Nickel shall give Nevada Star timely opportunity to review and comment on all such documentation and all such documentation shall be satisfactory to Nevada Star, acting reasonably, before it is filed or distributed to the Holders of Pure Nickel Shares; provided, that Nevada Star will provide Pure Nickel with its comments and any proposed additions and deletions within three Business Days after each receipt of a draft Pure Nickel Circular from Pure Nickel.

As promptly as reasonably practicable, Nevada Star shall prepare the Nevada Star Circular together with any other documents required by applicable Securities Laws, Corporate Laws or other applicable Laws in connection with the approval of the RTO Resolution and matters related thereto. Nevada Star shall give Pure Nickel timely opportunity to review and comment on all such documentation and all such documentation shall be satisfactory to Pure Nickel, acting reasonably, before it is filed or distributed to the Holders of Nevada Star Common Shares; provided, that Pure Nickel will provide Nevada Star with its comments and any proposed additions and deletions within three Business Days after each receipt of a draft Nevada Star Circular from Nevada Star.

As promptly as reasonably practicable after the date hereof, Pure Nickel shall cause the Pure Nickel Circular and other documentation required in connection with the Pure Nickel Meeting to be sent to each Holder of Pure Nickel Shares on or before January 18, 2007, or such other date as Pure Nickel and Nevada Star may agree.

As promptly as reasonably practicable after the date hereof, Nevada Star shall cause the Nevada Star Circular and other documentation required in connection with the Nevada Star Meeting to be sent to each Holder of Nevada Star Common Shares on or before January 18, 2007, or such other date as Pure Nickel and Nevada Star may agree.

Section 2.3 Securities Compliance.

Nevada Star shall use reasonable best efforts to obtain all orders required from the applicable Governmental Entities, the TSXV and the OTCBB, if applicable, to permit the issuance and first resale of the Nevada Star Common Shares issuable pursuant to the Amalgamation as well as all related matters without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a Holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Laws).

Section 2.4 Preparation of Filings.

(a)	Nevada Star and Pure Nickel shall cooperate in:

(i)	the preparation of any application for the orders and the preparation of any documents reasonably deemed by Nevada Star or Pure Nickel to be necessary to discharge their respective obligations under Securities Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii)	the taking of all such action as may be required under any applicable Securities Laws (including “blue sky” laws) in connection with the issuance of the Nevada Star Common Shares in connection with the Amalgamation; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications, none of Nevada Star, Pure Nickel, Newco or Amalco shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject; and

(iii)	the taking of all such action as may be required under the YBCA or the CBCA or other applicable Laws in connection with the transactions contemplated by this Agreement.

(b)	Each of Nevada Star and Pure Nickel shall promptly furnish to the other all information concerning it and its security holders as may be required for the effectuation of the actions described in Sections 2.2 and 2.3 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c)

Each of Nevada Star and Pure Nickel shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Pure Nickel Circular or the Nevada Star Circular (as applicable) contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Pure

Nickel Circular or the Nevada Star Circular (as applicable). In any such event, Nevada Star and Pure Nickel shall cooperate in the preparation of a supplement or amendment to the Pure Nickel Circular or the Nevada Star Circular (as applicable) or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Holders of Pure Nickel Shares or Nevada Star Common Shares (as applicable) or filed with the relevant securities regulatory authorities.

Section 2.5 Filing of Articles of Amalgamation.

Subject to the rights of termination contained in Article 8 hereof, upon the Holders of Pure Nickel Shares approving the Pure Nickel Amalgamation Resolution, and upon the Holders of Nevada Star Common Shares approving the RTO Resolutions, and upon Nevada Star, as the sole shareholder of Newco, approving the Newco Amalgamation Resolution on the Effective Date Pure Nickel and Newco shall jointly file with the Director the Articles of Amalgamation and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation, pursuant to provisions of the CBCA.

Section 2.6 Effect of Amalgamation.

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	Pure Nickel and Newco shall amalgamate to form Amalco and shall continue as one corporation under the CBCA in the manner set out in Section 2.7 hereof and with the effect set out in Section 186 of the CBCA, unless the Amalgamation does not proceed or Pure Nickel otherwise agrees in writing;

(b)	immediately upon the amalgamation of Pure Nickel and Newco to form Amalco as set forth in Subsection 2.6(c):

(i)	each Pure Nickel Share issued and outstanding on the Effective Date (other than Pure Nickel Shares held by Dissenting Shareholders, to whom Subsection 3.1(a) applies) shall be exchanged for 3.643 Nevada Star Common Shares;

(ii)	each Newco Common Share issued and outstanding on the Effective Date shall be converted into one (1.0) Amalco Common Share; and

(c)	with respect to each Pure Nickel Share exchanged in accordance with Subsections 2.6(b)(i):

(i)	the Holders thereof shall cease to be the Holder of such Pure Nickel Shares and the name of such Holder shall be removed from the register of Holders of such Pure Nickel Shares;

(ii)	the certificates (if any) representing such Pure Nickel Shares shall be deemed to have been cancelled as of the Effective Date;

(iii)	the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such shares, provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occurs.

Section 2.7 Amalgamated Corporation.

Unless and until otherwise determined in the manner required by law, by Amalco or by its directors or the Holder of the Amalco Common Shares, the following provisions shall apply:

(a)	Name. The name of Amalco shall be “Pure Nickel Holdings Corp.”;

(b)	Registered Office. The municipality where the registered office of Amalco shall be located is 95 Wellington West, Toronto, Ontario M5J 2N7. The address of the registered office of Amalco shall be 95 Wellington West, Toronto, Ontario, Canada M5J 2N7;

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares as set forth in Schedule “F” hereto;

(e)	Share Restrictions.

(i)	Transfer. The transfer of shares in the capital of Amalco shall be restricted in that no share shall be transferred without either (A) the consent of the directors of Amalco expressed by resolution passed by the board of directors or by an instrument or instruments in writing signed by all of such directors, or (B) the consent of the Holders of shares in the capital of Amalco to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(ii)	Number of Shareholders. The number of shareholders of Amalco, exclusive of Persons who are in its employment and exclusive of Persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of such Amalco, will be limited to not more than 50, two or more Persons who are the joint registered owners of one or more shares in the capital of Amalco being counted as one shareholder; and

(iii)	Public Distributions. Any invitation to the public to subscribe for any securities of Amalco will be prohibited;

(f)	Number of Directors. The number of directors of Amalco shall be not less than one (1) and not more than ten (10) as the shareholders of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of Amalco may from time to time determine;

(g)	Initial Directors and Officers. The initial directors and officers of Amalco shall be Robert Angrisano and J. Jay Jaski.

(h)	By-laws. The by-laws of Amalco, until repealed, amended or altered, shall be the same as the by-laws of Pure Nickel with such amendments thereto as may be necessary to give effect to this Agreement;

(i)	Amalco Property. All of the property (except amounts receivable from, or Newco Common Shares and Pure Nickel Shares) of Newco and Pure Nickel immediately before the Amalgamation shall become the property of Amaleo; and

(j)	Amalco Liabilities. All of the liabilities (except amounts payable to Newco or Pure Nickel from the other) of Newco and Pure Nickel before the Amalgamation shall become the liabilities of Amalco.

Section 2.8 Stated Capital.

(a)	The amount added to the stated capital in respect of the Amalco Common Shares issuable by Amaleo pursuant to Subsection 2.6(b) shall be the aggregate of (i) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Newco Common Shares converted into Amaleo Common Shares pursuant to Subsection 2.6(b), and (ii) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Pure Nickel Shares exchanged for Nevada Star Common Shares pursuant to Subsection 2.6(b).

Section 2.9 Stated Capital of Nevada Star (Post-Amalgamation)

(a)	The amount added to the stated capital in respect of the Nevada Star Common Shares issuable by Nevada Star pursuant to Subsection 2.6(b) shall be $13,210,429.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Pure Nickel Dissent Rights.

(a)	A Holder of Pure Nickel Shares may exercise rights of dissent with respect to such Pure Nickel Shares pursuant to and in the manner set forth in Section 190 of the CBCA (the “Pure Nickel Dissent Rights”) in connection with the Amalgamation. A Holder of Pure Nickel Shares who duly exercises such Pure Nickel Dissent Rights (including the sending of a notice of dissent to Pure Nickel) ceases to have any rights as a Holder of Pure Nickel Shares other than the right to be paid the fair value of such holder’s Pure Nickel Shares pursuant to Section 190 of the CBCA except in certain circumstances, including where such Holder withdraws the notice of dissent or Pure Nickel rescinds the Pure Nickel Amalgamation Resolution before the resolution becomes effective, before the Holder makes an agreement with Pure Nickel to sell its Pure Nickel Shares, or before a “court”, as such term is defined in the CBCA, makes an order that Pure Nickel must purchase such Holder’s Pure Nickel Shares.

(b)	In the event a Holder of Pure Nickel Shares validly withdraws its dissent or Pure Nickel validly rescinds the Pure Nickel Amalgamation Resolution as described in Subsection 3.1 (a), or if a Pure Nickel Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their Pure Nickel Shares, a Holder of Pure Nickel Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a shareholder who is not a Pure Nickel Dissenting Shareholder.

ARTICLE 4

CERTIFICATES

Section 4.1 Issuance of Certificates Representing Nevada Star Common Shares.

At or immediately following the Effective Time, Nevada Star shall deposit with the Nevada Star Transfer Agent, for the benefit of the Holders of Pure Nickel Shares who will receive Nevada Star Common Shares in connection with the Amalgamation, certificates representing the maximum number of Nevada Star Common Shares that are issuable in connection with the Amalgamation. Upon surrender to the Transfer Agent for transfer to Nevada Star of a certificate which immediately prior to or upon the Effective Time represented Pure Nickel Shares in respect of which the Holder is entitled to receive Nevada Star Common Shares in connection with the Amalgamation, together with a duly completed Pure Nickel Letter of Transmittal (confirming that the holder is waiving all Pure Nickel Dissent Rights), and such other documents and instruments as would have been required to effect the transfer of the securities formerly represented by such certificate under the CBCA and the by-laws of Pure Nickel, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Transfer Agent shall deliver to such Holder, a certificate representing that number of Nevada Star Common Shares which such Holder has the right to receive and any certificates so surrendered shall forthwith be cancelled. No dividends and distributions will be payable to Holders of certificates in respect of Pure Nickel Shares. In the event of a transfer of ownership of Pure Nickel Shares that was not registered in the securities register of Pure Nickel, a certificate representing the proper number of Nevada Star Common Shares may be issued to the transferee if the certificate representing such Pure Nickel Shares is presented to the Nevada Star Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered, as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more Pure Nickel Shares under the Amalgamation, that were exchanged or were deemed to be exchanged for Nevada Star Common Shares pursuant to Section 2.6, shall be deemed at all times after the Effective Time, to represent only the right to receive upon such surrender a certificate representing that number of Nevada Star Common Shares which such Holder has the right to receive.

Section 4.2 Distributions with respect to Unsurrendered Certificates.

No dividends or other distributions paid, declared or made with respect to Nevada Star Common Shares with a record date after the Effective Time, shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Pure Nickel Shares that were deemed to be exchanged for Nevada Star Common Shares pursuant to Section 2.6 unless and until the Holder of such certificate shall comply with the provisions of Section 4.1. Subject to applicable Law, at the time such Holder has complied with the provisions of Section 4.1, (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the Holder of the certificates formerly representing Pure Nickel Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Nevada Star Common Shares to which such Holder is entitled pursuant hereto and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such Holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such Nevada Star Common Shares.

Section 4.3 Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Pure Nickel Shares that were deemed to be exchanged pursuant to Section 2.6 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder of Pure

Nickel Shares claiming such certificate to be lost, stolen or destroyed, the Nevada Star Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Nevada Star Common Shares pursuant to Section 4.1 (and any dividends or distributions with respect to the Nevada Star Common Shares) in each case deliverable in accordance with Section 2.6. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Holder to whom certificates representing Nevada Star Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Nevada Star and Pure Nickel and their respective transfer agents in such sum as Nevada Star, Pure Nickel and Amalco may jointly direct or otherwise indemnify Nevada Star, Pure Nickel and Amalco in a manner satisfactory to Nevada Star, Pure Nickel and Amalco against any claim that may be made against Nevada Star, Pure Nickel or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Extinguishment of Rights.

Any certificate which immediately prior to the Effective Time represented outstanding Pure Nickel Shares that are not held by a Pure Nickel Dissenting Shareholder who is ultimately entitled to be paid fair value of the Pure Nickel Shares held by such Pure Nickel Dissenting Shareholder but was deemed to have been exchanged pursuant to Section 2.6, that has not been deposited with all other instruments required by Section 4.1 on or prior to the earlier of the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Holder of Nevada Star Common Shares. On such date, the Nevada Star Common Shares (and any dividends or distribution with respect thereto) to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Nevada Star, together with all entitlements to dividends, distributions and interest in respect thereof held for such former Holder. None of Nevada Star, Pure Nickel, Amalco or the Nevada Star Transfer Agent shall be liable to any Person in respect of any Nevada Star Common Shares (or dividends and/or distribution) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

Section 4.5 Withholding Rights.

Nevada Star, Pure Nickel and the Nevada Star Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Nevada Star Common Shares or Pure Nickel Shares such amounts as Nevada Star, Pure Nickel or the Nevada Star Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, Nevada Star, Pure Nickel and the Nevada Star Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Pure Nickel, Nevada Star or the Nevada Star Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Nevada Star, Pure Nickel or the Nevada Star Transfer Agent shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 4.6 Termination of Depositary.

Any Nevada Star Common Shares that remain undistributed by the Nevada Star Transfer Agent to former Holders of Pure Nickel Shares 18 months after the Effective Date shall be delivered to Nevada Star, upon demand therefor, and Holders of certificates previously representing Pure Nickel Shares who have not theretofore complied with Section 4.1 shall thereafter look only to Nevada Star for payment of any claim to Nevada Star Common Shares or dividends or distributions, if any, in respect thereof.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURE NICKEL

Pure Nickel hereby represents and warrants to the Nevada Star Parties as follows and acknowledges that the Nevada Star Parties are relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

Section 5.1 Organization and Qualification.

Pure Nickel has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Pure Nickel is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Pure Nickel.

Section 5.2 Authority Relative to this Agreement.

Subject to the approval of the Pure Nickel Amalgamation Resolution by the requisite majority of Holders of Pure Nickel Shares, Pure Nickel has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Pure Nickel of its obligations hereunder have been duly authorized by the Pure Nickel Board of Directors, and other than the approval of the Pure Nickel Amalgamation Resolution by the requisite majority of Holders of Pure Nickel Shares, no other corporate or shareholder proceedings on the part of Pure Nickel are necessary to authorize this Agreement or the performance by Pure Nickel of its obligations hereunder. This Agreement has been duly executed and delivered by Pure Nickel and constitutes a legal, valid and binding obligation of Pure Nickel enforceable against Pure Nickel in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

Section 5.3 No Violations.

(a)

Neither the execution and delivery of this Agreement by Pure Nickel, the consummation by it of the transactions contemplated hereby nor compliance by Pure Nickel with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Pure Nickel under any of the terms, conditions or provisions of (A) the articles or by-laws of Pure Nickel, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pure Nickel is a party or to which Pure Nickel, or any of its properties or assets, may be subject or by which Pure Nickel is bound; or (ii) subject to compliance with applicable Corporate Laws and applicable Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pure Nickel (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Pure Nickel and would not have material adverse effect on the ability of Nevada Star, Pure Nickel and Newco to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of applicable Corporate Laws and applicable Securities Laws: (i) there is no legal impediment to the performance by Pure Nickel of its obligations under this Agreement or to the execution and delivery of this Agreement by Pure Nickel and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary to be obtained by Pure Nickel in connection with the consummation of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Pure Nickel and would not have a material adverse effect on the ability of Pure Nickel to consummate the transactions contemplated hereby.

Section 5.4 Capitalization of Pure Nickel.

As of the date hereof, the authorized share capital of Pure Nickel consists of an unlimited number of Pure Nickel Shares and an unlimited number of preferred shares, issuable in series, of which 24,100,001 Pure Nickel Shares are issued and outstanding. As of the date hereof, 100,000 Pure Nickel Options have been issued and are outstanding. Except for 370,000 Pure Nickel Shares to be issued to J. Jay Jaski on January 1, 2007 in satisfaction of salary and bonus in the aggregate amount of $74,000 owing and payable to Mr. Jaski by Pure Nickel for services rendered up to and including January 31, 2007, and as set forth above, there are no securities of Pure Nickel outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pure Nickel of any shares of Pure Nickel (including the Pure Nickel Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pure Nickel (including the Pure Nickel Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Pure Nickel. All outstanding Pure Nickel Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pure Nickel Shares issuable upon exercise of outstanding Pure Nickel Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares. All outstanding Pure Nickel Options shall be exercised prior to the Effective Date.

Section 5.5 No Material Adverse Change.

There has not been any Material Adverse Change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Pure Nickel from the position set forth in the Pure Nickel Financial Statements and there has not been any Material Adverse Change in respect of Pure Nickel since October 1, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Pure Nickel or that could affect Pure Nickel’s ability to consummate the transactions contemplated by this Agreement.

Section 5.6 Financial Statements.

The Pure Nickel Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of Pure Nickel at the dates thereof and the results of the operations of Pure Nickel for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pure Nickel as at the dates thereof.

Section 5.7 Minute Books.

Except as disclosed herein or set forth in the Pure Nickel Disclosed Information, to the knowledge of Pure Nickel, the corporate records and minute books of Pure Nickel have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

Section 5.8 Ownership of Subsidiaries.

Pure Nickel does not have any subsidiaries and it is not affiliated with, nor is it a holding corporation of any other body corporate.

Section 5.9 Compliance with Applicable Laws.

Pure Nickel has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each jurisdiction in which it carries on business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Pure Nickel) and holds all licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary to carry on its business (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Pure Nickel), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on Pure Nickel, as now conducted or as proposed to be conducted.

Section 5.10 Conduct of Operations.

Any and all operations of Pure Nickel and to the knowledge of Pure Nickel, any and all operations by third parties, on or in respect of the assets and properties of Pure Nickel, have been conducted in accordance with good mining practices, in all material respects.

Section 5.11 Mineral Property Interests.

The interest of Pure Nickel in its mineral properties known as the Axis Lake Project and the Fox River Project (the “Pure Nickel Interests”) are free and clear of adverse claims created by, through or under Pure Nickel, as the case may be, except as disclosed in the Pure Nickel Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Pure Nickel and, to its knowledge, Pure Nickel holds the Pure Nickel Interests under valid and subsisting claims, options, licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Pure Nickel Interests would not have a Material Adverse Effect on Pure Nickel.

Section 5.12 Title to Mineral Properties.

Although it does not warrant title, Pure Nickel is not aware of any defects, failures or impairments to the title to the Pure Nickel Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Pure Nickel.

Section 5.13 Documents of Title.

To the knowledge of Pure Nickel, Pure Nickel has made available to Nevada Star all Documents of Title and other documents and agreements in its possession affecting the title of Pure Nickel and Pure Nickel Interests.

Section 5.14 Environmental Matters.

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Pure Nickel:

(a)	to the knowledge of Pure Nickel, Pure Nickel is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(b)	to the knowledge of Pure Nickel, Pure Nickel has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of Pure Nickel, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Pure Nickel that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pure Nickel;

(e)	Pure Nickel has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (a “Government Authority”) the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Pure Nickel holds all necessary licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on Pure Nickel, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the Saskatchewan Environmental Management and Protection Act, 2002 or the Manitoba Environmental Act. Pure Nickel has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 5.15 Geological Report.

Pure Nickel made available to Gary Vivian, B.Sc, M.Sc., P. Geol., prior to the issuance of the Axis Report for the purpose of preparing the Axis Report all information requested by Mr. Vivian, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Pure Nickel has no knowledge of a material adverse change in the information, taken as a whole, provided to the report author since the date that such information was provided. Pure Nickel reasonably believes that the Axis Report reasonably presented the Axis property of Pure Nickel as at November 15, 2006 based upon information available at the time the Axis Report was prepared and the assumptions of the authors contained therein.

Section 5.16 Tax Matters.

(a)	All Tax Returns required to be filed by or on behalf of Pure Nickel have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Pure Nickel with respect to items or periods covered by such Tax Returns.

(b)	Pure Nickel has paid or provided adequate accruals for Taxes as at September 30, 2006 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Pure Nickel Disclosed Information, Nevada Star has been furnished by Pure Nickel true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Pure Nickel or on behalf of Pure Nickel relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Pure Nickel.

(d)	No material deficiencies exist or have been asserted with respect to Taxes paid by Pure Nickel. Pure Nickel is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Pure Nickel’s knowledge threatened against Pure Nickel or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Pure Nickel. There is no audit in process, pending or, to the knowledge of Pure Nickel, threatened by a Governmental Entity relating to the Tax Returns of Pure Nickel for the last three (3) years.

(e)	Pure Nickel has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Time and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Pure Nickel has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Pure Nickel has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Pure Nickel.

(f)	To Pure Nickel’s knowledge, all value added property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the exploration for and extraction of minerals thereon, or the receipt of proceeds therefrom, payable in respect of its mineral properties prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its mineral properties.

Section 5.17 Debt and Working Capital.

As at November 30, 2006, Pure Nickel’s consolidated aggregate debt (“Pure Nickel’s Debt”) was not greater than $1,200,000.

Section 5.18 Financial Commitments.

Except for operating costs incurred in the ordinary course of business, as of the date hereof, Pure Nickel does not have any outstanding authorities for expenditures or other financial commitments in respect of the Pure Nickel Interests.

Section 5.19 No Default Under Lending Agreements.

No event of default or breach of any covenant has occurred under Pure Nickel’s existing banking and lending agreements.

Section 5.20 Flow Through Obligations.

Pure Nickel has not entered into any agreements or made any covenants with any parties with respect to the issuance of “flow-through” shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which are reflected in the Pure Nickel Financial Statements.

Section 5.21 No Shareholders’ Rights Protection Plan.

Pure Nickel is not a party to, and prior to the completion of the Amalgamation, Pure Nickel will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Pure Nickel Shares or other securities of Pure Nickel or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Amalgamation.

Section 5.22 No Undisclosed Material Liabilities.

Except: (a) as disclosed or reflected in the Pure Nickel Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, Pure Nickel has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Pure Nickel) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Pure Nickel.

Section 5.23 Material Contracts.

Except for Documents of Title, this Agreement or as disclosed in the Pure Nickel Disclosed Information, there are no material contracts or agreements to which Pure Nickel is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Pure Nickel will, or may reasonably be expected to result in, a requirement of Pure Nickel to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of Pure Nickel will be considered to be material.

Section 5.24 Employee Obligations.

Pure Nickel reasonably estimates that the aggregate amounts payable by Pure Nickel for Employee Obligations will be nil and the full particulars of all Employee Obligations or potential Employee Obligations under existing employment and consulting contracts have been disclosed in full by Pure Nickel to Nevada Star herein or in the Pure Nickel Disclosed Information.

Section 5.25 Employment Agreements.

Except as disclosed herein or in the Pure Nickel Disclosed Information, Pure Nickel is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of Pure Nickel or severance of employment.

Section 5.26 Leases and Other Obligations.

All of Pure Nickel’s outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles have been provided to Nevada Star in the Pure Nickel Disclosed Information or are set forth herein.

Section 5.27 Processing and Transportation Commitments.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, Pure Nickel has no third party processing or transportation agreements.

Section 5.28 Permits and Licences.

Pure Nickel holds all material permits, licences, consents and authorities issued by any government or government authority which are necessary in connection with the ownership of the Pure Nickel Interest.

Section 5.29 No Property Options.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, there are no outstanding agreements or options to acquire the Pure Nickel Interests or any portion thereof, and no Person has any proprietary or possessor interest in the Pure Nickel Interests.

Section 5.30 Employee Benefit Plans.

Pure Nickel has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

Section 5.31 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Pure Nickel threatened, against Pure Nickel before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Pure Nickel or any other person which, if successful, would have a Material Adverse Effect on Pure Nickel or materially affect the ability of Pure Nickel to consummate the transactions contemplated hereby.

Section 5.32 Financial Advisor.

Pure Nickel has not retained nor will it retain a financial advisor, broker agent or finder on account of this Agreement, the Amalgamation, any transaction contemplated hereby or any transaction ongoing or contemplated except that Pure Nickel has retained McMillan Binch Mendelsohn LLP as its legal advisors in connection with the transactions contemplated herein.

Section 5.33 Transaction Costs.

All transaction costs (including all advisory, legal, engineering, audit or other expenses related to the Amalgamation and transactions contemplated hereby but other than Employee Obligations) of Pure Nickel related to the Amalgamation and the transactions contemplated hereby will not exceed $178,000 (of which $28,000 has been paid by Pure Nickel), with the fees of Pure Nickel’s legal counsel (excluding disbursements and Goods and Services Tax (“GST”)) in connection with the Amalgamation and all matters related thereto not exceeding $150,000.

Section 5.34 Disclosure.

Pure Nickel has disclosed to Nevada Star in the Pure Nickel Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Pure Nickel.

The data and information with respect to Pure Nickel including, without limitation, its assets, reserves, liabilities, business prospects, affairs and operations provided by Pure Nickel in the Pure Nickel Disclosed Information is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

Section 5.35 No Guarantees or Indemnities.

Pure Nickel is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Pure Nickel and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, indemnities and guarantees in favour of Pure Nickel’s bankers and indemnities to support Pure Nickel’s obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.

Section 5.36 No Loans.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information or as disclosed in the Pure Nickel Financial Statements, Pure Nickel does not have any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with Pure Nickel, as the case may be.

Section 5.37 No Net Profits or Other Interests.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, no officer, director, employee or any other person not dealing at arm’s length with Pure Nickel or, to the knowledge of Pure Nickel, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Pure Nickel or any revenue or rights attributed thereto.

Section 5.38 Private Company.

(a)	Pure Nickel is not a reporting issuer in any province or territory of Canada and the Pure Nickel Shares are not listed and posted or quoted on any stock market or exchange.

(b)	None of the Holders of Pure Nickel Shares and none of the Holders of Pure Nickel Options are U.S. Persons as that term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended.

Section 5.39 No Cease Trade Orders.

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Pure Nickel and Pure Nickel is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 5.40 No Material Transactions.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, since October 1, 2006 Pure Nickel has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Pure Nickel, which is not in the ordinary course of business.

Section 5.41 No Swaps.

Pure Nickel currently has no outstanding Swaps.

Section 5.42 No Unanimous Shareholder Agreement.

To its knowledge, neither Pure Nickel nor any of its Holders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Pure Nickel.

Section 5.43 Confidentiality Agreements.

Pure Nickel has entered into confidentiality agreements with persons other than Nevada Star respecting the confidentiality of information provided to such persons or reviewed by such persons as disclosed to Nevada Star and set out in the Pure Nickel Disclosed Information. Pure Nickel has not negotiated any Take-over Proposal with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Pure Nickel in relation to any proposed, possible or actual Take-over Proposal to any person who has not entered into a confidentiality agreement. Pure Nickel has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Pure Nickel has not waived the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Pure Nickel.

Section 5.44 Restrictions on Business.

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Pure Nickel is a party or by which it is otherwise bound that would now or hereafter in any way limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Pure Nickel from engaging in its business or from competing with any person or in any geographic area.

Section 5.45 Outstanding Acquisitions or Disposition.

Pure Nickel has no rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $25,000, in the aggregate.

Section 5.46 Insurance.

No policies of insurance are in force as of the date hereof naming Pure Nickel as an insured regarding the operation and conduct of the business of Pure Nickel.

Section 5.47 Survival of Representations and Warranties.

The representations and warranties of Pure Nickel contained in this Agreement shall be true and correct immediately before the Effective Time as though they were made by Pure Nickel at such time.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF NEVADA STAR

Each of Nevada Star and Newco jointly and severally represent and warrant to and in favour of Pure Nickel as follows and acknowledge that Pure Nickel is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

Section 6.1 Organization and Qualification.

Each of Nevada Star and the Nevada Star Subsidiaries is duly incorporated, continued or amalgamated under the laws of its jurisdiction of incorporation, continuation or amalgamation and has the requisite corporate power and capacity to carry on its respective business as it is now being conducted. Each of Nevada Star and the Nevada Star Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole).

Section 6.2 Authority Relative to this Agreement.

Each of Nevada Star and Newco has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by each of Nevada Star and Newco of its obligations hereunder have been duly authorized by the boards of directors of Nevada Star and Newco, and, subject to the requisite approval of the RTO Resolutions by the Holders of Nevada Star Common Shares and the Newco Amalgamation Resolution by the Holders of Newco Common Shares, no other corporate proceedings on the part of Nevada Star or Newco are necessary to authorize this Agreement or the performance by Nevada Star and Newco of its respective obligations hereunder. This Agreement has been duly executed and delivered by each of Nevada Star and Newco and constitutes a legal, valid and binding obligation of each of Nevada Star and Newco enforceable against each of Nevada Star and Newco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

Section 6.3 No Violations.

(a)	Neither the execution and delivery of this Agreement by Nevada Star or Newco, the consummation by them of the transactions contemplated hereby nor compliance by each of Nevada Star and Newco with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Nevada Star, Newco or any of the Nevada Star Subsidiaries or affiliates under any of the terms, conditions or provisions of (A) the articles or by-laws of Nevada Star or Newco, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Nevada Star, Newco or any of the Nevada Star Subsidiaries are a party or to which Nevada Star, Newco or any of the Nevada Star Subsidiaries, or any of their respective properties or assets, may be subject or by which Nevada Star, Newco or any of the Nevada Star Subsidiaries is bound; or (ii) subject to compliance with applicable Corporate Laws and applicable Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Nevada Star, Newco or any of the Nevada Star Subsidiaries (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) and would not have material adverse effect on the ability of Nevada Star or Newco to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of applicable Corporate Laws and applicable Securities Laws: (i) there is no legal impediment to the performance by Nevada Star or Newco of their obligations under this Agreement or to the execution and delivery of this Agreement by Nevada Star and Newco and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole) and would not have a material adverse effect on the ability of Nevada Star and Newco to consummate the transactions contemplated hereby.

Section 6.4 Capitalization of Nevada Star and Newco.

As of the date hereof, the authorized share capital of Nevada Star consists of an unlimited number of Nevada Star Common Shares of which 84,319,287 Nevada Star Common Shares are issued and outstanding. As of the date hereof, the Nevada Star Pre-Amalgamation Options have been granted and are outstanding. Except as disclosed herein or as disclosed in the Nevada Star Disclosed Information, there are no securities of Nevada Star outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Nevada Star of any

Nevada Star Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Nevada Star Common Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Nevada Star. All outstanding Nevada Star Common Shares have been duly authorized and are validly issued, as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Nevada Star Common Shares issuable upon exercise of outstanding Nevada Star Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.

As of the date hereof, the authorized share capital of Newco consists of an unlimited number of Newco Common Shares and an unlimited number of preferred shares, issuable in series, of which one Newco Common Share is issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Newco of any Newco Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Newco Common Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Newco.

Section 6.5 No Material Adverse Change.

There has not been any Material Adverse Change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Nevada Star from the position set forth in the Nevada Star Financial Statements and there has not been any Material Adverse Change in respect of Nevada Star and the Nevada Star Subsidiaries since January 1, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) or that could affect Nevada Star’s or Newco’s ability to consummate the transactions contemplated by this Agreement.

Section 6.6 Financial Statements.

The Nevada Star Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of Nevada Star and the Nevada Star Subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Nevada Star and its subsidiaries on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nevada Star and the Nevada Star Subsidiaries on a consolidated basis as at the dates thereof.

Section 6.7 Minute Books.

The corporate records and minute books of Nevada Star, Newco and the Nevada Star Subsidiaries have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

Section 6.8 Ownership of Subsidiaries.

(a)

Nevada Star is the registered and beneficial owner of 100% of the outstanding shares of each of Newco and the Nevada Star Subsidiaries with good and valid title to all such securities, free and clear of all liens and encumbrances and no person, firm, corporation or other entity holds any securities convertible or exchangeable into voting shares of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of Newco or the Nevada Star Subsidiaries.

(b)	The only subsidiaries of Nevada Star are Newco and the Nevada Star Subsidiaries and Nevada Star is not affiliated with, nor is it a holding corporation of any other body corporate.

Section 6.9 Compliance with Applicable Laws.

Each of Nevada Star, Newco and the Nevada Star Subsidiaries has conducted and is conducting its respective business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or bylaws or other lawful requirement of any governmental or regulatory bodies applicable to Nevada Star, Newco and the Nevada Star Subsidiaries of each jurisdiction in which Nevada Star, Newco and the Nevada Star Subsidiaries carries on its respective business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries, taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which Nevada Star, Newco and the Nevada Star Subsidiaries carries on its respective business which are necessary to carry on the business of Nevada Star, Newco and the Nevada Star Subsidiaries (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries, taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of Nevada Star, Newco or any of the Nevada Star Subsidiaries (taken as a whole), as now conducted or as proposed to be conducted.

Section 6.10 Conduct of Operations.

Any and all operations of Nevada Star, Newco and the Nevada Star Subsidiaries and, to the best of Nevada Star’s knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Nevada Star and the Nevada Star Subsidiaries, have been conducted in accordance with good mining practices.

Section 6.11 Newco

Newco, originally incorporated as 40034 Yukon Inc. on October 24, 2006 pursuant to the provisions of the Business Corporations Act (Yukon), was continued under the CBCA on November 16, 2006 and has no assets, no liabilities and does not carry on any active business.

Section 6.12 Mineral Property Interests.

The interests of each of Nevada Star and the Nevada Star Subsidiaries in their respective mineral properties (the “Nevada Star Interests”) are free and clear of adverse claims created by, through or under Nevada Star or the Nevada Star Subsidiaries, except as disclosed in the Nevada Star Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole) and that, to its knowledge, each of Nevada Star and the Nevada Star Subsidiaries holds the Nevada Star Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Nevada Star Interests would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole).

Section 6.13 Title to Mineral Properties.

Although it does not warrant title, to the best of its knowledge Nevada Star is not aware of any defects, failures or impairments to the title to the Nevada Star Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries, taken as a whole.

Section 6.14 Documents of Title.

To the best of Nevada Star’s knowledge, Nevada Star has made available to Pure Nickel all Documents of Title and other documents and agreements in its possession affecting the title of Nevada Star and the Nevada Star Subsidiaries to Nevada Star Interests.

Section 6.15 Environmental Matters.

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries, taken as a whole:

(a)	to the best of Nevada Star’s knowledge, neither Nevada Star nor any Nevada Star Subsidiary is in violation of any applicable Environmental Laws;

(b)	to the best of Nevada Star’s knowledge, Nevada Star and each of the Nevada Star Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the best of Nevada Star’s knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Nevada Star or the Nevada Star Subsidiaries that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Nevada Star or the Nevada Star Subsidiaries;

(e)	Nevada Star and each Nevada Star Subsidiary has not failed to report to the proper Government Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)

Nevada Star and each Nevada Star Subsidiary holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its respective assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole), all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the Environmental Protection Act, except as disclosed herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has received any notification pursuant to any Environmental Laws mat any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 6.16 Geological Report.

Nevada Star made available to Kevin Wells, P.Geo., prior to the issuance of the MAN Alaska Report, for the purpose of preparing the MAN Alaska Report, all information requested by Kevin Wells, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Nevada Star has no knowledge of any material adverse change in the information, taken as a whole, provided to Kevin Wells since the date that such information was provided. Nevada Star believes that the MAN Alaska Report reasonably presented as at May 15, 2006 the MAN Alaska property of Nevada Star based upon information available at the time the MAN Alaska Report was prepared and the assumptions of the author contained therein.

Section 6.17 Tax Matters.

For the purposes of this Section 6.17, the term “Nevada Star” includes Nevada Star and the Nevada Star Subsidiaries.

(a)	All Tax Returns required to be filed by or on behalf of Nevada Star have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Nevada Star with respect to items or periods covered by such Tax Returns.

(b)	Nevada Star has paid or provided adequate accruals for Taxes as at March 31, 2005 in its financial statements as at and for the period ended dated March 31, 2005, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Nevada Star Disclosed Information, Nevada Star has made available to Pure Nickel true and complete copies of all material federal, provincial, state, local or foreign income or franchise Tax Returns for Nevada Star.

(d)	No material deficiencies exist or have been asserted with respect to Taxes paid by Nevada Star. Nevada Star is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Nevada Star’s knowledge threatened against Nevada Star or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Nevada Star. There is no audit in process, pending or, to the knowledge of Nevada Star, threatened by a Governmental Entity relating to the Tax Returns of Nevada Star or its subsidiaries for the last three (3) years.

(e)

Nevada Star has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the Governmental Entity. Nevada Star has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Nevada Star has charged, collected and remitted on a timely basis all Taxes as required by applicable Laws on any sale, supply or delivery whatsoever, made by Nevada Star.

(f)	To Nevada Star’s knowledge, all value added properly, production, severance and similar taxes and assessments based on or measured by the ownership of property or the exploration for and extraction of minerals thereon, or the receipt of proceeds therefrom, payable in respect of its mineral properties prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its mineral properties.

Section 6.18 Debt and Working Capital.

As at November 30, 2006, Nevada Star’s total indebtedness for borrowed money including Nevada Star’s working capital deficit, calculated in accordance with Canadian GAAP, was not in excess of $5,000 on a consolidated basis.

Section 6.19 Financial Commitments.

Other than as set out herein or in the Nevada Star Disclosed Information, and except for operating costs incurred in the ordinary course of business, as of the date hereof, neither Nevada Star nor the Nevada Star Subsidiaries have any outstanding authorities for expenditures or other financial commitments in respect of the Nevada Star Interests.

Section 6.20 No Default Under Lending Agreements.

No event of default or breach of any covenant has occurred under Nevada Star’s or the Nevada Star Subsidiaries’ existing banking and lending agreements.

Section 6.21 Flow Through Obligations.

Other than those set out herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has entered into any agreements or made any covenants with any parties with respect to the issuance of “flow-through” shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which are reflected in the Nevada Star Financial Statements.

Section 6.22 No Shareholders’Rights Plan.

None of Nevada Star, Newco or any Nevada Star Subsidiary is a party to, and prior to the completion of the Amalgamation, none of Nevada Star, Newco or any Nevada Star Subsidiary will implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Nevada Star Common Shares, Newco Common Shares, Nevada Star Subsidiary Common Shares or other securities of Nevada Star, Newco or the Nevada Star Subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Amalgamation.

Section 6.23 No Undisclosed Material Liabilities.

Except: (a) as disclosed or reflected in the Nevada Star Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, none of Nevada Star, Newco or the Nevada Star Subsidiaries has incurred any material liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the consolidated balance sheet of Nevada Star) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Nevada Star on a consolidated basis.

Section 6.24 Material Contracts.

Except for Documents of Title, or as disclosed in this Agreement or as disclosed in the Nevada Star Disclosed Information, there are no material contracts or agreements to which Nevada Star, Newco or any Nevada Star Subsidiary is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Nevada Star, Newco or any Nevada Star Subsidiary will, or may reasonably be expected to result in, a requirement of Nevada Star, Newco or any Nevada Star Subsidiary to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or that is out of the ordinary course of business of Nevada Star, Newco or any Nevada Star Subsidiary will be considered to be material.

Section 6.25 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Nevada Star threatened, against Nevada Star, Newco or any of the Nevada Star Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, or any other person which action, suit or proceeding involves the possibility of any judgment against or liability of Nevada Star, Newco or any of the Nevada Star Subsidiaries or any other person which, if successful, would have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) or materially affect the ability of Nevada Star or Newco to consummate the transactions contemplated hereby.

Section 6.26 Disclosure.

Nevada Star has disclosed to Pure Nickel in the Nevada Star Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Nevada Star, Newco or the Nevada Star Subsidiaries, taken as a whole.

The data and information with respect to Nevada Star, Newco and the Nevada Star Subsidiaries including, without limitation, their respective assets, reserves, liabilities, business prospects, affairs and operations provided by Nevada Star in the Nevada Star Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

Section 6.27 Leases and Other Obligations.

Except as disclosed herein, all of the outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles of Nevada Star and the Nevada Star Subsidiaries have been provided to Pure Nickel in the Nevada Star Disclosed Information.

Section 6.28 Processing and Transportation Commitments.

Neither Nevada Star or any Nevada Star Subsidiary has entered into or is a party to any third party processing or transportation agreements.

Section 6.29 Reporting Issuer.

Nevada Star is a reporting issuer in the provinces of British Columbia and Alberta, the issued and outstanding Nevada Star Common Shares are listed and posted for trading on the TSXV and are quoted on the OTCBB, and Nevada Star is in material compliance with all applicable Securities Laws, the bylaws, rules and regulation of the TSXV and the OTCBB.

Section 6.30 No Cease Trade Orders.

No securities commission, stock exchange or similar regulatory authority (domestic or foreign) has issued any order preventing or suspending trading of any securities of Nevada Star and Nevada Star is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 6.31 Financial Advisor.

Nevada Star has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Amalgamation, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Nevada Star has retained Clark Wilson LLP as Nevada Star’s legal advisors in connection with the transactions contemplated herein.

Section 6.32 No Loans.

Other than as disclosed herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has any loans or other indebtedness currently outstanding which have been made to or from any of its respective shareholders, officers, directors or employees or any other person not dealing at arm’s length with Nevada Star or the Nevada Star Subsidiaries, as the case may be.

Section 6.33 No Net Profits or Other Interests.

Other than as disclosed herein or in the Nevada Star Disclosed Information, no officer, director, employee or any other person not dealing at arm’s length with Nevada Star or the Nevada Star Subsidiaries or, to the knowledge of Nevada Star, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Nevada Star or and Nevada Star Subsidiaries or any revenue or rights attributed thereto.

Section 6.34 Royalties

No person, other than Robert Angrisano, Scott Nicholson and Monty L. Moore, has any royalty or other interest whatsoever in production from any of the mineral claims, comprising the mineral properties owned by Nevada Star or the Nevada Star Subsidiaries.

Section 6.35 Public Record.

The information and statements filed by or on behalf of Nevada Star with the securities commissions, stock exchanges and similar regulatory authorities in Canada and the United States in compliance, or intended compliance, with applicable Securities Laws were true, correct and complete, in all material respects, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Nevada Star which has not been publicly disclosed, and Nevada Star has not filed any confidential material change reports which continue to be confidential.

Section 6.36 Nevada Star Common Shares to be Issued.

The board of directors of Nevada Star shall reserve and allot to holders of Pure Nickel Shares that number of Nevada Star Common Shares as are issuable upon the completion of the Amalgamation and, when issued in accordance with the terms of this Agreement, such Nevada Star Common Shares will be issued as fully paid and non-assessable shares.

Section 6.37 No Material Transactions.

Except as publicly disclosed prior to the date of this Agreement, since December 1, 2005 neither Nevada Star or any of the Nevada Star Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Nevada Star (on a consolidated basis), which is not in the ordinary course of business.

Section 6.38 No Swaps.

Nevada Star currently has no outstanding Swaps.

Section 6.39 Restrictions on Business.

Other than as disclosed herein or in the Nevada Star Disclosed Information, there are no non-competition, exclusivity or other similar agreements, commitments or understandings in place to which Nevada Star or any Nevada Star Subsidiary is a party or by which it is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction on Nevada Star or any Nevada Star Subsidiary from engaging in its business or from competing with any person or in any geographic area.

Section 6.40 Insurance.

Policies of insurance in force as of the date hereof naming Nevada Star as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Nevada Star and the Nevada Star Subsidiaries to the extent customary in respect of the business carried on by Nevada Star and the Nevada Star Subsidiaries. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Amalgamation.

Section 6.41 No Unanimous Shareholder Agreement.

None of Nevada Star, Newco or any of the Nevada Star Subsidiaries is a party to any unanimous shareholders agreement, voting trust or other similar type of arrangements in respect of its respective outstanding securities.

Section 6.42 Survival of Representations and Warranties.

The representations and warranties of the Nevada Star Parties contained in this Agreement shall be true and correct immediately before the Effective Time as though they were made by the Nevada Star Parties at such time.

ARTICLE 7

COVENANTS AND AGREEMENTS

Section 7.1 Mutual Covenants.

(a)	Each of Pure Nickel, Nevada Star and Newco agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 9 in each case except (i) with the consent of the other parties to any deviation therefrom or (ii) as expressly contemplated by this Agreement:

(i)	it and its respective Subsidiaries (as applicable) shall

(A)	carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice,

(B)	use reasonable best efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and

(C)	maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)	it shall not, and it shall not permit any of its Subsidiaries (as applicable) to:

(A)	declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, except for dividends, distributions or return of capital payable by a Subsidiary to such party;

(B)	except as contemplated by the RTO Resolutions, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(C)	other than the Offering of Subscription Receipts, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to fully vested stock options and warrants outstanding on the date hereof; or

(D)	other than the Offering of Subscription Receipts, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)	it shall not, nor shall it permit any of its Subsidiaries (as applicable) to,

(A)	incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than indebtedness between such party or any of its Subsidiaries and another of its Subsidiaries, or

(B)	enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such party or any of its Subsidiaries in connection with any indebtedness.

(iv)	it shall not, nor shall it permit any of its Subsidiaries (as applicable) to:

(A)	increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its Subsidiaries;

(B)	increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its Subsidiaries;

(C)	except as agreed to by the parties, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any Pure Nickel Shares or Nevada Star Common Shares, or otherwise amend, vary or modify any plans or the terms of any stock option; or

(D)	adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(v)	it shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its Charter Documents.

(vi)	it shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due.

(vii)	except as required by applicable Laws, it shall not, nor shall it permit any of its Subsidiaries to, enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement.

(viii)	it shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to such party or any Subsidiary of such party except as required by applicable Law or by Canadian generally accepted accounting principles as advised by such party’s or such Subsidiary’s regular independent accountants, as the case may be.

(ix)	it shall not, nor shall it permit any of its Subsidiaries to, make or rescind any material tax election.

(x)	it shall not nor shall it permit any Subsidiary to, (a) enter into any confidentiality or standstill agreement (other than in respect of confidentiality agreements entered into in the ordinary course of business), or (b) amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision.

(xi)	it shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of such party’s representations or warranties hereunder to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay the completion of the Amalgamation.

(xii)	it shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the actions as described above in clauses (ii) through (xi).

(b)	Each of Pure Nickel, Nevada Star and Newco shall promptly advise the other parties in writing:

(i)	of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	of any Material Adverse Effect on such party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	of any material breach by such party of any covenant, obligation or agreement contained in this Agreement.

(c)	Each of Pure Nickel, Nevada Star and Newco shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, perform all obligations required to be performed by such party or any of its Subsidiaries under this Agreement, cooperate with the other parties hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of Pure Nickel, Nevada Star and Newco shall:

(i)	use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 8 hereof;

(ii)	apply for and use reasonable best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party with copies of all related applications and notifications, in draft form, in order for such other party to provide its reasonable comments;

(iii)	use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s Subsidiaries with respect to the transactions contemplated hereby;

(iv)	use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)	use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party’s Subsidiaries in connection with the transactions contemplated hereby; and

(vii)	use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s Subsidiaries to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such party or such party’s Subsidiaries to consummate the transactions contemplated hereby.

Section 7.2 Covenants of Pure Nickel.

(a)	the board of directors of Pure Nickel shall recommend to the Holders of Pure Nickel Shares the approval of the Pure Nickel Amalgamation Resolution.

(b)	Pure Nickel shall, at the request of Nevada Star, solicit from the Holders of Pure Nickel Shares proxies in favour of approval of the Pure Nickel Amalgamation Resolution.

(c)	Subject to Section 9.2, Pure Nickel shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Pure Nickel Meeting without Nevada Star’s prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Holders of Pure Nickel Shares as expressed by majority resolution.

(d)	Without the prior written consent of Nevada Star, not to be unreasonably withheld, Pure Nickel shall not make any payments or otherwise satisfy Employee Obligations or create any new Employee Obligations other than run on insurance for directors and officers.

(e)	Pure Nickel hereby agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of Pure Nickel, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Section 7.3 Covenants of Nevada Star.

(a)	Nevada Star shall set its number of directors at seven.

(b)	Nevada Star shall nominate Monty Moore and Robert Angrisano for re-election to the board of directors of Nevada Star on the Effective Date or as soon as reasonably possible thereafter and shall cause to be appointed R. David Russell, an “independent” nominee of Nevada Star as defined under Securities Laws.

(c)	Nevada Star shall appoint or nominate J. Jay Jaski and W.S. (Steve) Vaughan, David A. McPherson and Harry Blum to the board of directors of Nevada Star on the Effective Date or as soon as reasonably possible thereafter. Mssrs. McPherson and Blum shall be “independent” as defined under Securities Laws.

(d)	Nevada Star shall approve the Newco Amalgamation Resolution.

(e)	The board of directors of Nevada Star shall recommend to the Holders of Nevada Star Common Shares the approval of the RTO Resolutions.

(f)	Nevada Star shall, at the request of Pure Nickel, solicit from the Holders of Nevada Star Common Shares proxies in favour of the RTO Resolutions.

(g)	Subject to the fiduciary obligations of the board of directors of Nevada Star and other applicable laws, Nevada Star shall use, following the Effective Date, its financial resources primarily in the development of the Amalco business.

(h)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 it shall not permit Newco to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets nor will Nevada Star sell, pledge, encumber or otherwise dispose of the Newco Common Shares held by Nevada Star.

(i)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 it shall not nor shall it permit Newco to, make or commit to make any capital expenditures (including capital lease obligations) greater than $10,000 without the written consent of Pure Nickel.

(j)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 not to, and cause Newco not to, initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of Nevada Star or Newco, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Section 7.4 Access to Information.

(a)	Subject to Subsection 7.4(b) and applicable Laws, upon reasonable notice to an officer of such party, each of Pure Nickel, Nevada Star and Newco shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of the other party access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such party. During such period, each of Pure Nickel, Nevada Star and Newco shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning such party’s business, properties and personnel as the. other party may reasonably request.

(b)	The Nevada Star Parties and Pure Nickel acknowledge that certain information received pursuant to Subsection 7.4(a) will be non-public or proprietary in nature and that such parties shall not disclose such information to third parties without the prior written consent of the other party unless required to do so by applicable Law.

(c)	For the purposes of allowing Pure Nickel and the Nevada Star Parties to review the assets, premises, business and financials of each other so as to enable them to determine if there are any facts relating to the assets and business of the other which, if known, would cause them to elect not to proceed with the Amalgamation, each of Pure Nickel and Nevada Star hereby permit the other to conduct from the date hereof until the Effective Date (the “Due Diligence Period”), such investigations as they may deem reasonably necessary or advisable in order to ensure that each of the representations, warranties, covenants and agreements of Pure Nickel and the Nevada Star Parties as set out in this Agreement are true and correct on the Effective Date.

(d)	In the event Pure Nickel’s board of directors are not satisfied with the results or findings of Pure Nickel’s review of the business, premises, assets and financials of Nevada Star, Pure Nickel shall provide to Nevada Star before the expiration of the Due Diligence Period written notice signed by an officer of Pure Nickel indicating same (the “Pure Nickel Due Diligence Notice”).

(e)	In the event Nevada Star’s board of directors are not satisfied with the results or findings of Nevada Star’s review of the business, premises, assets and financials of Pure Nickel, Nevada Star shall provide to Pure Nickel before the expiration of the Due Diligence Period written notice signed by an officer of Nevada Star indicating same (the “Nevada Star Due Diligence Notice”).

Section 7.5 Closing Matters.

(a)	The completion of the transactions contemplated under this Agreement shall occur at the offices of Nevada Star’s counsel, Clark Wilson LLP, 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at 11:00 a.m. (Vancouver time) (the “Time of Closing”) on or before the second Business Day following the approval of the Pure Nickel Amalgamation Resolution, the Newco Amalgamation Resolution and the RTO Resolutions or on such other date or at such other time and place as the parties may agree.

(b)	Each of the Nevada Star Parties and Pure Nickel shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably. For greater certainty, Pure Nickel and Nevada Star shall also deliver evidence that all necessary shareholder, regulatory and TSXV approvals have been obtained.

ARTICLE 8

CONDITIONS

Section 8.1 Mutual Conditions Precedent.

The respective obligations of the Nevada Star Parties and Pure Nickel to complete the transactions contemplated by this Agreement and to file the Articles of Amalgamation for acceptance by the Director to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date;

(a)	the Pure Nickel Amalgamation Resolution shall have been approved by not less than two-thirds (2/3rds) of the votes cast by Holders of Pure Nickel Shares at the Pure Nickel Meeting held in accordance with applicable Laws;

(b)	the Newco Amalgamation Resolution shall have been approved by Nevada Star in accordance with applicable Laws and this Agreement;

(c)	the RTO Resolutions shall have been approved by the majority of the votes cast by Holders of Nevada Star Common Shares at the Nevada Star Meeting held in accordance with applicable laws;

(d)	the TSXV shall have conditionally approved the Amalgamation and the listing thereon of the Nevada Star Common Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date, and (ii) issuable upon exercise of the Nevada Star Amalgamation Options;

(e)	all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements, conditions and consents shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Nevada Star, Newco, Pure Nickel or Amalco after the Effective Time;

(f)	all applicable consents required from third parties to the transactions contemplated by this Agreement shall have been obtained;

(g)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under this Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under this Agreement in accordance with the terms and conditions hereof or thereof;

(h)	there shall not exist any prohibition at Law against the completion of the Amalgamation;

(i)	none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto acting reasonably; and

(j)	this Agreement shall not have been terminated under Article 9.

The foregoing conditions are for the mutual benefit of the Nevada Star Parties and Pure Nickel and may be waived in writing, in whole or in part, by the Nevada Star Parties and Pure Nickel at any time.

Section 8.2 Additional Conditions Precedent to the Obligations of the Nevada Star Parties.

The obligations of the Nevada Star Parties to complete the transactions contemplated hereby and the obligation of Newco to file the Articles of Amalgamation jointly with Pure Nickel and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)	Pure Nickel shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)	each of the representations and warranties of Pure Nickel under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(c)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to Pure Nickel or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(d)	the Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the conditions in Subsections 8.2(a), (b) and (c) have been satisfied;

(e)	the Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the Pure Nickel’s Debt as at such date does not exceed $150,000 and that the legal fees (excluding disbursements and GST) of Pure Nickel legal counsel for the Amalgamation and all matters related thereto does not exceed $150,000;

(f)	on the date hereof, Nevada Star shall have received from the sole director of Pure Nickel the Undertaking, duly executed, in respect of all Pure Nickel Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 9% Pure Nickel Shares issued and outstanding as of the date hereof;

(g)	Holders of not more than 2.5% of the issued and outstanding Pure Nickel Shares shall have exercised Pure Nickel Dissent Rights;

(h)	Nevada Star, acting reasonably, shall not have delivered to Pure Nickel the Nevada Star Due Diligence Notice prior to the expiration of the Due Diligence Period;

(i)	since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere) against Pure Nickel (whether or not purportedly on behalf of Pure Nickel) that would, if successful, have a Material Adverse Effect on Pure Nickel, in the sole discretion of Nevada Star, acting reasonably;

(j)	there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by Nevada Star or Newco of any Pure Nickel Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Newco any damages that are material in relation to Pure Nickel, (iii) seeking to prohibit or materially limit the ownership or operation by Nevada Star or Newco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective Subsidiaries or to compel Nevada Star or Newco to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) seeking to prohibit Nevada Star or Newco from effectively controlling in any material respect the business or operations of Pure Nickel, or (v) imposing any condition or restriction that in the judgment of Nevada Star, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(k)	the board of directors and shareholders of Pure Nickel shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Pure Nickel to permit the consummation of the Amalgamation and the transactions contemplated herein;

(l)	all consents and approvals under any agreements to which Pure Nickel may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement;

(m)	Pure Nickel shall not, from the date hereof and up to completion of the Amalgamation, without prior written consent of Nevada Star, have effected or taken any steps to effect any transaction or action out of the ordinary course of business;

(n)	Pure Nickel shall not have made any capital expenditures except as outlined in Pure Nickel’s capital budget provided to Nevada Star in an amount exceeding $600,000 in the aggregate or $600,000 on an individual basis, except as otherwise agreed in writing by Nevada Star;

(o)	Pure Nickel shall not agree to pay and shall not make any agreement for Nevada Star to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation; and

(p)	the post Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached hereto as Schedule “E”.

The foregoing conditions are for the benefit of the Nevada Star Parties and may be waived in writing, in whole or in part, by the Nevada Star Parties at any time.

Section 8.3 Additional Conditions Precedent to the Obligations of Pure Nickel.

The obligations of Pure Nickel to complete the transactions contemplated hereby and the obligation of Pure Nickel to file Articles of Amalgamation jointly with Newco and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)	the Nevada Star Parties shall have performed or complied with, in all material respects, their respective obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(b)	each of the representations and warranties of the Nevada Star Parties under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on the Nevada Star Parties;

(c)	since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Nevada Star, Newco or the Nevada Star Subsidiaries or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Nevada Star, Newco or the Nevada Star Subsidiaries;

(d)	Pure Nickel shall have received a certificate of each of Nevada Star and Newco addressed to Pure Nickel and dated the Effective Date, signed on behalf of each of Nevada Star and Newco by two senior executive officers of Nevada Star and Newco, certifying that the conditions in Subsections 8.3(a), (b), (c) and (e) have been satisfied;

(e)	Pure Nickel shall have received a certificate of Nevada Star addressed to Pure Nickel and dated the Effective Date, signed on behalf of Nevada Star by two senior executive officers of Nevada Star, confirming that the Nevada Star’s Debt as at such date does not exceed $50,000, and that the legal fees, disbursements and associated taxes of Nevada Star’s legal counsel for the Amalgamation and all matters related thereto, but not including any matter pertaining to the Offering of Subscription Receipts, does not exceed $150,000;

(f)	on the date hereof, Pure Nickel shall have received from the Nevada Star Principals the respective Undertakings, duly executed, in respect of all Nevada Star Common Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 50.69% Nevada Star Common Shares issued and outstanding as of the date hereof;

(g)	since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity) or by any elected or appointed public official in Canada or elsewhere against Nevada Star or Newco) (whether or not purportedly on behalf of Nevada Star or Newco ) that would, if successful, have a Material Adverse Effect on Nevada Star or Newco, in the sole discretion of Pure Nickel, acting reasonably;

(h)	there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by Nevada Star or Newco of any Pure Nickel Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Newco any damages that are material in relation to Nevada Star or Newco, (iii) seeking to prohibit or materially limit the ownership or operation by Nevada Star or Newco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective Subsidiaries or to compel Nevada Star or Newco to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) except for the TSXV imposing escrow conditions, seeking to impose limitations on the ability of Nevada Star or Newco to acquire or hold, or exercise full rights of ownership of, any Pure Nickel Shares or shares of Amalco, including the right to vote the Pure Nickel Shares or shares of Amalco purchased by it on all matters properly presented to the shareholders of Pure Nickel or Amalco, (v) seeking to prohibit Nevada Star or Newco from effectively controlling in any material respect the business or operations of Pure Nickel, or (vi) imposing any condition or restriction that in the judgment of Pure Nickel, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(i)	the boards of directors and shareholders of Nevada Star and Newco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Nevada Star and Newco, to permit the consummation of the Amalgamation;

(j)	Pure Nickel shall not have delivered to Nevada Star the Pure Nickel Due Diligence Notice prior to the expiration of the Due Diligence Period;

(k)	all consents and approvals under any agreements to which Nevada Star, the Nevada Star Subsidiaries or Newco may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received;

(l)	the post Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached hereto as Schedule “E”;

(m)	Pure Nickel receive evidence satisfactory to it, acting reasonably, that Nevada Star Common Shares issued upon Amalgamation shall be freely tradeable under Canadian Securities Laws;

(n)	the Nevada Star Parties shall not, from the date hereof and up to completion of the Amalgamation, without the prior written consent of Pure Nickel, have effected or taken any steps to effect:

(i)	a change in its articles, by-laws or constating documents;

(ii)	a subdivision, consolidation or other change to its outstanding shares (except as specifically contemplated herein);

(iii)	the payment of any dividend;

(iv)	any transaction or action out of the ordinary course of business (except as specifically contemplated herein); or

(v)	the sale or purchase of any asset or the entering into of any transaction (except as specifically contemplated herein);

(o)	the Nevada Star Parties shall not agree to pay and shall not make any agreement for the Nevada Star Parties, upon or following completion of the Amalgamation to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation;

(p)	Nevada Star shall enter into an employment agreement with J. Jay Jaski, in a form satisfactory to the parties thereto, immediately prior to, or concurrent with, the Amalgamation;

(q)	Nevada Star shall have delivered proof, in a form satisfactory to Pure Nickel, that Nevada Star has cash assets of at least US$3.3 million immediately prior to the Amalgamation; and

(r)	the Nevada Star Parties shall not have made any capital expenditures in an amount exceeding $100,000 in the aggregate or $100,000 on an individual basis, except as otherwise agreed in writing by Pure Nickel.

The foregoing conditions are for the benefit of Pure Nickel and may be waived in writing, in whole or in part, by Pure Nickel at any time.

Section 8.4 Merger of Conditions.

The conditions set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released on the filing by Newco and Pure Nickel of the Articles of Amalgamation, and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation and the issuance by the Director of a certificate of amalgamation.

ARTICLE 9

AMENDMENT AND TERMINATION

Section 9.1 Amendment.

This Agreement may not be amended except by mutual written agreement of the parties hereto; provided that after approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares, approval of the Newco Amalgamation Resolution by Nevada Star and approval of the RTO Resolutions by the Holders of Nevada Star Common Shares, no amendment may be made that by applicable Law requires further approval or authorization by the Holders of Pure Nickel Shares, Nevada Star or the Holders of Nevada Star Common Shares (as applicable) without such further approval or authorization.

Section 9.2 Termination.

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares, approval of the Newco Amalgamation Resolution by Nevada Star and approval of the RTO Resolutions by the Nevada Star Common Shareholders, as applicable):

(a)	by the mutual written consent of the Nevada Star Parties and Pure Nickel (without further action on the part of the Holders of Pure Nickel Shares or Nevada Star Common Shares if terminated after the Pure Nickel Meeting or Nevada Star Meeting, as applicable);

(b)	by either the Nevada Star Parties or Pure Nickel, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining the Nevada Star Parties or Pure Nickel from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by either the Nevada Star Parties or Pure Nickel, if the Effective Date does not occur on or prior to February 26, 2007 or such other date as the Nevada Star Parties and Pure Nickel may agree in writing; provided, however, that the right to terminate this Agreement under this Subsection 9.2(c) shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Pure Nickel if the Newco Amalgamation Resolution is not submitted for approval prior to February 26, 2007 or such later date as may be agreed to in writing by Pure Nickel;

(e)	by the Nevada Star Parties if, (i) the board of directors of Pure Nickel fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to Nevada Star, (ii) the board of directors of Pure Nickel fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the Pure Nickel Amalgamation Resolution, within five (5) Business Days of any written request to do so from Nevada Star, (iii) the Pure Nickel Amalgamation Resolution is not submitted for approval at the Pure Nickel Meeting, or the Pure Nickel Meeting is not held prior to February 20, 2007 or such later date to which the Pure Nickel Meeting shall have been adjourned or postponed as may be agreed to in writing by Nevada Star;

(f)	by either the Nevada Star Parties or Pure Nickel, if at the Pure Nickel Meeting, the requisite vote of the Holders of Pure Nickel Shares to approve the Amalgamation Resolution shall not be obtained;

(g)	by Pure Nickel if, (i) the board of directors of Nevada Star fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to Pure Nickel, (ii) the board of directors of Nevada Star fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the Newco Amalgamation Resolution within five (5) Business Days of any written request to do so from Pure Nickel, (iii) the RTO Resolutions are not submitted for approval at the Nevada Star Meeting, or the Nevada Star Meeting is not held before February 20, 2007 or such later date to which the Nevada Star Meeting shall have been adjourned or postponed as may be agreed to in writing by Pure Nickel;

(h)	by either the Nevada Star Parties or Pure Nickel, if at the Nevada Star Meeting the requisite vote of Holders of Nevada Star Common Shares to approve the RTO Resolutions shall not be obtained;

(i)	by the Nevada Star Parties or Pure Nickel, by written notice to the other parties, if any of the conditions precedent set out in Section 8.1 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Section 8.1 if the condition would have been satisfied but for a material failure by such party in complying with its obligations hereunder;

(j)	by the Nevada Star Parties, by written notice to Pure Nickel, if any of the conditions precedent set out in Section 8.2 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that the Nevada Star Parties may not rely on the failure to satisfy any of the conditions set out in Section 8.2 if the condition would have been satisfied but for a material failure by the Nevada Star Parties in complying with their respective obligations hereunder;

(k)	by the Nevada Star Parties, if Pure Nickel has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.2(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by Pure Nickel;

(l)	by Pure Nickel, by written notice to the Nevada Star Parties, if any of the conditions precedent set out in Section 8.3 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that Pure Nickel may not rely on the failure to satisfy any of the conditions set out in Section 8.3 if the condition would have been satisfied but for a material failure by Pure Nickel in complying with its obligations hereunder; or

(m)	by Pure Nickel, if either of the Nevada Star Parties has breached any of its respective representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.3(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party or parties alleged to be in breach.

Section 9.3 Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 9.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 9.3 and Subsections 7.4(b) and Section 10.10; provided that neither the termination of this Agreement nor anything contained in this Section 9.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement under Section 9.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 10

GENERAL

Section 10.1 Investigation.

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

Section 10.2 Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)	in the case of Nevada Star or Newco:

Nevada Star Resource Corp.

P.O. Box 1089

Fall City, WA, USA 98024

Attention: President and CEO

Facsimile number: 425-222-0894

(b)	With a copy to:

Clark Wilson LLP

800 - 885 West Georgia Street

Vancouver, British Columbia V6C 3H1

Attention: William L. Macdonald

Facsimile number: 604.687.6314

(c)	in the case of Pure Nickel:

Pure Nickel Inc.

95 Wellington Street West

Suite 900

Toronto, Ontario M9J 5N7

Attention: President

Facsimile number: 416.644.0069

With a copy, for information purposes only, to:

McMillan Binch Mendelson LLP

BCE Place, Suite 4400

Bay Wellington Tower

181 Bay Street

Toronto, Ontario M5J 2T3

Attention: Michael A. Burns

Facsimile number: 416.865.7048

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Section 10.3 Assets and Liabilities.

Each of Newco and Pure Nickel shall contribute to Amalco all of their respective assets, subject to their respective liabilities, as they exist immediately before the Effective Date. Amalco shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of the Newco and Pure Nickel, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of Newco and Pure Nickel and all liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Newco and Pure Nickel shall thenceforth attach to and may be enforced against Amalco. No action or proceeding by or against either of Newco or Pure Nickel shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of Newco or Pure Nickel, as applicable.

Section 10.4 Assignment.

No party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 10.5 Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of the Nevada Star Parties and Pure Nickel and their respective successors and permitted assigns.

Section 10.6 Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

Section 10.7 Waiver and Modification.

Each of Pure Nickel and the Nevada Star Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

Section 10.8 No Personal Liability.

(a)	No director, officer, employee or agent of either Nevada Star Party or any of the Nevada Star Subsidiaries shall have any personal liability whatsoever to Pure Nickel under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of an Nevada Star Party.

(b)	No director, officer, employee or agent of Pure Nickel shall have any personal liability whatsoever to either Nevada Star Party under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Pure Nickel.

Section 10.9 Further Assurances.

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 10.10 Expenses.

Except as contemplated herein, each of Pure Nickel and Nevada Star shall pay their own costs and expenses in connection with the Amalgamation including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation.

Section 10.11 Public Announcements.

The initial press release concerning the Amalgamation shall be a joint press release of Nevada Star and Pure Nickel and thereafter Nevada Star and Pure Nickel agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Amalgamation, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Amalgamation as soon as practicable following the execution of this Agreement. Nevada Star and Pure Nickel also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

Section 10.12 Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Section 10.13 Entire Agreement.

This Agreement, and the other agreements and other documents referred to herein, constitute the entire agreement between the Nevada Star Parties and Pure Nickel pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Nevada Star Parties and Pure Nickel with respect to the subject matter hereof.

Section 10.14 Time of Essence.

Time is of the essence of this Agreement.

Section 10.15 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.16 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

NEVADA STAR RESOURCE CORP.

Per:	/s/ Robert Angrisano
Robert Angrisano
President and Chief Executive Officer

6658482 CANADA INC.

Per:	/s/ Robert Angrisano
Robert Angrisano
President and Chief Executive Officer

PURE NICKEL INC.

Per:
J. Jay Jaski
President and Chief Executive Officer

SCHEDULE “A”

Form of Newco Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation of 6658482 Canada Inc. (“Newco”) and Pure Nickel Inc. (“Pure Nickel”) (the “Amalgamation”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of December 14, 2006 among Nevada Star Resource Corp. (“Nevada Star”), Newco and Pure Nickel, is hereby approved and authorized, subject to the approval of the TSX Venture Exchange, all as more particularly described in the management proxy and information circular of Nevada Star to be dated on or about January 15,2007 (the “Circular”).

2.	The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3.	Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered Holders of common shares in the capital of Newco (“Newco Shareholders”), the Board of Directors of Newco is hereby authorized and empowered without further notice to or approval of the Newco Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4.	Any director or officer of Newco be, and such director or officer of Newco hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Newco, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Newco as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

SCHEDULE “B”

Form of Pure Nickel Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation of 6658482 Canada Inc. (“Newco”) and Pure Nickel Inc. (“Pure Nickel”) (the “Amalgamation”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of December 14, 2006 among Nevada Star Resource Corp. (“Nevada Star”), Newco and Pure Nickel, is hereby approved and authorized with such restrictions or conditions as may be required by the TSX Venture Exchange (the “Exchange”), subject to the approval of the Exchange, all as more particularly described in the management proxy and information circular of Pure Nickel to be dated on or about January 15, 2007 (the “Circular”).

2.	The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3.	Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered holders of Common Shares in the capital of Pure Nickel (“Pure Nickel Shareholders”), the Board of Directors of Pure Nickel is hereby authorized and empowered without further notice to or approval of the Pure Nickel Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4.	Any director or officer of Pure Nickel be, and such director or officer of Pure Nickel hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Pure Nickel, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Pure Nickel as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

SCHEDULE “C”

Form of RTO Resolutions

Form of Proposed Ordinary Resolution

Because the Amalgamation is between Pure Nickel and Newco, the Holders of Nevada Star Common Shares are not being asked to consider the proposed Amalgamation and to give their assent to that transaction. The Holder of Newco Common Shares, being Nevada Star, will be asked to pass a special resolution approving the proposed Amalgamation. However, since Nevada Star will be issuing Nevada Star Common Shares to the Holders of the Pure Nickel Shares and the issuance of such shares will result in a reverse take-over of Nevada Star, Exchange Policy 5.2 requires that the Holders of Nevada Star Common Shares approve by ordinary resolution the issuance of such common shares.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Nevada Star be and is authorized to undertake and complete the reverse take-over of the company as proposed in the Amalgamation Agreement and to issue to the Holders of Pure Nickel Shares 3.643 Nevada Star Common Shares for each one (1) Pure Nickel Share held in accordance with the terms and conditions of the Amalgamation Agreement;

2.	Nevada Star be and is authorized to take such steps as necessary to give effect to these resolutions; and

3.	notwithstanding the foregoing, the Board of Directors of Nevada Star shall have sole and complete discretion to determine whether or not to carry out the foregoing resolutions to issue Nevada Star Common Shares in accordance with the Amalgamation Agreement and, notwithstanding shareholder approval of the share issuance, there shall be no obligation to proceed with such issuance of Nevada Star Common Shares.”

Form of Proposed Special Resolution Concerning Change of Name

Nevada Star proposes to change its name to “Pure Nickel Inc.”. The change of name requires approval by way of special resolution of the Holders of Nevada Star Common Shares, being a resolution passed by not less than 2/3 of the votes of the Holders of Nevada Star Common Shares represented in person or by proxy at the Meeting. The change of name will constitute an amendment to Nevada Star’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the name of Nevada Star be changed to “Pure Nickel Inc.” or such other name as the board of directors approves and the Director of Corporations accepts;

2.	the Articles of Nevada Star be altered accordingly; and

3.	notwithstanding the foregoing, the Board of Directors of Nevada Star shall have sole and complete discretion to determine whether or not to carry out the change of Nevada Star’s name and, notwithstanding shareholder approval of the proposed change of name, there shall be no obligation to proceed with such name change.”

Form of Proposed Special Resolution Concerning Consolidation

Nevada Star proposes to consolidate its issued and outstanding common shares on the basis of one new common share without par value for every existing five (5) common shares without par value or on such other basis or ratio as the board of directors determines. The Consolidation requires approval by way of special resolution of the Holders of Nevada Star Common Shares, being a resolution passed by not less than 2/3 of the votes of the Holders of Nevada Star Common Shares represented in person or by proxy at the Meeting. The Consolidation will constitute an amendment to Nevada Star’s Articles of Incorporation and, accordingly, the Holders of Nevada Star Common Shares will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of Nevada Star are amended such that all of Nevada Star’s common shares, both issued and unissued, be consolidated into 1/5 of that number of common shares, every five (5) of such shares before consolidation being consolidated into one common share;

2.	the directors and officers of Nevada Star be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the Director of Corporations and the TSX Venture Exchange in order to effect the consolidation; and

3.	the board of directors be and are hereby authorized to determine such other ratio of consolidation as they deem appropriate and may amend these resolutions accordingly and to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions.”

SCHEDULE “D”

Form of Undertaking

TO:	Pure Nickel Inc.

AND TO:	Nevada Star Resource Corp. (the “Company”)

Reference is made to the proposed business combination (the “Business Combination”) of the Company and Pure Nickel Inc. to be effected by way of an amalgamation of 6658482 Canada Inc., a wholly-owned subsidiary of the Company, and Pure Nickel Inc. (the “Amalgamation”) pursuant to an amalgamation agreement (the “Agreement”).

The undersigned owns, directly or indirectly, or exercises control or direction over an aggregate of _______________ common shares in the capital of the Company/Pure Nickel Inc. (collectively, and including any shares in the capital of the Company/Pure Nickel Inc. which the undersigned hereafter acquires or gains control over, the “Shares”).

The undersigned, in his capacity as a shareholder of the Company/Pure Nickel Inc. and not in his capacity as an officer or director of the Company/Pure Nickel Inc., undertakes to vote the Shares in favour of any and all matters relating to the approval of the Amalgamation, or any other matters relating to the Business Combination which are contemplated in the Agreement, presented to the shareholders of the Company/Pure Nickel Inc. at any meeting (including any adjournment) thereof.

DATED this ________ of December, 2006.

Witness	[Signature of Undertaken]

SCHEDULE “E”

Post Transaction Capitalization of Nevada Star

NEVADA STAR RESOURCE CORP

Post Transaction Capitalization of Nevada Star

ISSUED SHARES	Shares
NEVADA STAR
Issued as at October 31,2006	84,319,287

SUBTOTAL - NEVADA STAR	84,319,287
PURE NICKEL
Issued for Pure Nickel outstanding shares - (24,470,001 x 3.643)	89,144,214
Issued for Pure Nickel outstanding options - (100,000 x 3.643)	364,300

SUBTOTAL - PURE NICKEL	88,508,514
POST TRANSACTION ISSUED SHARES	173,827,801

Post 5 for 1 Share Consolidation	34,765,560
STOCK OPTIONS
NEVADA STAR
Options – (3,750,000 pre consolidation)	750,000
POST TRANSACTION FULLY DILUTED NEVADA STAR COMMON SHARES	35,515,560

SCHEDULE “F”

Authorized Share Capital of Amalco

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT AMALCO IS AUTHORIZED TO ISSUE ARE:

1. An unlimited number of Common shares, without par value, the holders of which are entitled:

(a)	to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Common voting shares of the Corporation;

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common shares of the Corporation; and

(d)	to the rights, privileges and restrictions normally attached to common shares;

2. An unlimited number of Preferred shares, without par value, “which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(e)	the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(f)	the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the voting and non-voting Common shares and over any other shares of the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause (2)(a); and

(g)	if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

NEVADA STAR RESOURCE CORP.

10735 Stone Avenue North

Seattle, WA, USA 98133

Item 2.	Date of Material Change

February 7, 2007

Item 3.	News Release

A news release was disseminated via CCN Matthews on February 7, 2007 and filed on SEDAR on February 12, 2007.

Item 4.	Summary of Material Change

Nevada Star Resource Corp. (“Nevada Star” or the “Company”) announced that it has called a Special Meeting of shareholders to be held at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington on March 27, 2007 at 1:00 p.m. (Seattle time).

At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation (the “Amalgamation”) of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

Nevada Star also reported that on February 1, 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the Fox River belt in Northern Manitoba.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert Angrisano, President & CEO, telephone: (425) 467-1836.

Item 9.	Date of Report

February 12, 2007

SCHEDULE “A”

For release: February 7, 2007

NEVADA STAR RESOURCE CORP. SETS SPECIAL MEETING DATE AND

PROVIDES EXPLORATION UPDATE

SEATTLE, WA, Nevada Star Resource Corp. (OTC-BB: NVSRF and TSX-V: NEV) - Nevada Star Resource Corp. (“Nevada Star” or the “Company”) announces that it has called a Special Meeting of shareholders to be held at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington on March 27, 2007 at 1:00 p.m. (Seattle time).

At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation (the “Amalgamation”) of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

The directors and management of Nevada Star believe that the Amalgamation is in the best interests of Nevada Star and the shareholders and that the Amalgamation provides a number of benefits, including the opportunity to participate in a combined company which:

•	will have three high quality nickel exploration properties and experienced management with proven financing skills;

•

will provide an opportunity for shareholders to participate in a company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;

•	will have greater human resources, enabling it to more effectively undertake the development, exploration and production of precious and base metals;

•	will eliminate certain redundant general and administrative costs between Nevada Star and Pure Nickel; and

•	will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

Upon completion of the Amalgamation, the combined company will launch an $8 million exploration program which will be partially funded by a brokered private placement led by Patica Securities Limited (see Nevada Star news release dated December 29, 2006). The gross proceeds of the offering are being deposited in escrow pending the successful closing of the Amalgamation.

On February 1, 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the Fox River belt in Northern Manitoba.

Pure Nickel has contracted Geotech Ltd. of Aurora, Ontario to carry out an extensive targeted high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km over six blocks. These blocks have been prioritized on the basis of previous drilling, a lower-resolution airborne survey conducted in 1999 by Falconbridge (which was acquired by Xstrata plc in 2006) and recently acquired soil geochemical samples from a Pure Nickel survey conducted in late 2006.

The newest generation of VTEM systems can detect conductive anomalies to depths in excess of 200 meters, and have sufficient resolution that in many cases diamond drill targets can be finalized using only the airborne survey data, saving the time and cost entailed by a ground geophysical survey.

The VTEM system to be used on the Fox River project is also equipped with Geotech’s new B-field sensor, which significantly improves detection of highly conductive anomalies that are of key interest in nickel sulfide exploration.

Following geophysical analysis, the combined company intends to embark on an aggressive drilling program on high priority targets. Jay Jaski, Chairman of Pure Nickel says, “This is an extraordinary time in the life of Pure Nickel. We are about to embark on an aggressive $8 million exploration program for 2007 on all our drill ready properties. We thank our institutional and individual investors for their continued support and we look forward to an exciting year.”

Pure Nickel Inc. is a private Canadian company engaged in the exploration and development of advanced nickel sulphide exploration projects primarily in Canada. For more information visit www.purenickel.com .

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com.

Nevada Star Contact:	Robert Angrisano, President and CEO
Nevada Star Resource Corp.
Phone: 425.467.1836
Fax: 425.222.0894
E-mail: rangrisano@nevadastar.com

Completion of the Proposed Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.3

NEVADA STAR RESOURCE CORP.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting of NEVADA STAR RESOURCE CORP. (“Nevada Star” or the “Company”) will be held at the Sheraton Bellevue Seattle East Hotel, 100 – 112th Avenue NE, Bellevue, Washington, USA on March 27, 2007 at 10:00 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

1.	To consider and, if thought fit, to pass with or without variation, an ordinary resolution approving the issuance of common shares of Nevada Star Resource Corp. to the shareholders of Pure Nickel Inc. pursuant to the amalgamation (the “Amalgamation”) of 6658482 Canada Inc. (“Subco”) and Pure Nickel Inc. (“Pure Nickel”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) (substantially in the form attached to this management I nformation circular as Appendix “A”), dated effective December 14, 2006 among Pure Nickel, Subco and Nevada Star, with such restrictions or conditions as may be required by the TSX Venture Exchange (the “Exchange”), subject to the approval of the Exchange, all as more particularly described in the management information circular of the Company dated February 19, 2007 (the “Information Circular”);

2.	To consider and, if thought fit, to pass with or without variation, a special resolution approving the change of name of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”, as more particularly set forth in the Information Circular;

3.	To consider and, if thought fit, to pass, with or without variation, a special resolution as more particularly set forth in the Information Circular approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company; and

4.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and a form of proxy. The accompanying Information Circular contains information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

A shareholder entitled to attend and vote at the Meeting or an intermediary holding shares on behalf of an unregistered shareholder is entitled to appoint a proxy to attend and vote in his, her or its stead. Shareholders who are unable to attend the Meeting in person are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia this 19th day of February, 2007.

ON BEHALF OF BOARD OF DIRECTORS OF NEVADA STAR RESOURCE CORP.

/s/ Robert Angrisano
Robert Angrisano
President and Chief Executive Officer

Exhibit 99.4

NEVADA STAR RESOURCE CORP.

NOTICE OF SPECIAL MEETING

TO BE HELD ON MARCH 27, 2007

AND

INFORMATION CIRCULAR

CONCERNING THE COMBINATION OF

NEVADA STAR RESOURCE CORP. AND PURE NICKEL INC.

THROUGH THE AMALGAMATION OF

PURE NICKEL INC.

- and -

6658482 CANADA INC.,

A Wholly-Owned Subsidiary of

NEVADA STAR RESOURCE CORP.

February 19, 2007

This Information Circular is furnished in connection with, the solicitation by the management of Nevada Star Resource Corp. of proxies to be voted at a Special Meeting of Shareholders of Nevada Star Resource Corp. to be held on March 27, 2007 at 10:00 a.m. (Vancouver time).

All information herein with respect to Pure Nickel Inc. has been provided by Pure Nickel Inc. Nevada Star Resource Corp. and its directors and officers have relied upon Pure Nickel Inc. with respect to such information.

Except as otherwise specified in this Information Circular, the information set out herein is given as at February 19, 2007.

“Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed on the merits of the Amalgamation discussed in this Information Circular.”

TABLE OF CONTENTS

NOTICE OF SPECIAL GENERAL MEETING
NOTICE TO UNITED STATES SHAREHOLDERS
FORWARD LOOKING STATEMENTS
GLOSSARY OF TERMS
SUMMARY	1
The Companies	1
The Meeting	2
The Amalgamation	2
Benefits of the Amalgamation	2
Effect of the Amalgamation upon Shareholders	3
Private Placement	3
Recommendation of the Board of Directors of Nevada Star	4
Procedure for the Amalgamation to Become Effective	4
Pure Nickel Undertaking	5
Nevada Star Undertakings	5
Pro-Forma Information	5
Timing	6
Sponsorship	6
Stock Exchange Listings	6
Risk Factors	6
Part I INTRODUCTION	1
Part II GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Advice to Beneficial Holders	2
Voting of Proxies	3
Voting Common Shares and Principal Holders Thereof	3
Resignation and Appointment of Directors	4
Interest of Certain Persons or Companies in Matters to be Acted Upon	6
Interest of Informed Persons in Material Transactions	6
Audit Committee	7
PART III SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING	10
ISSUANCE OF NEVADA STAR SHARES	10
General	10
Details of the Amalgamation	10
Reasons for and Background to the Amalgamation	11
Effect of the Amalgamation Upon Shareholders	12
Description of the Nevada Star Shares	12
The Amalgamation Agreement	12
Representations, Warranties and Covenants	12
Conditions of the Amalgamation	13
Mutual Conditions	13
Nevada Star’s Conditions	14
Pure Nickel’s Conditions	15
Mutual Covenants	18
Covenants of Pure Nickel	21
Covenants of Nevada Star	21
Access to Information	22
Closing Matters	22
Termination of Amalgamation Agreement	22
Non-Solicitation	24
Resignations of Directors and Officers of Pure Nickel	24

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE	24
Procedural Steps	24
Nevada Star Shareholder Approval	25
Regulatory Approvals	25
Sponsorship	25
PROCEDURE FOR EXCHANGE OF CERTIFICATES	25
RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF NEVADA STAR	26
COMBINED ENTITY AFTER THE AMALGAMATION	28
Corporation Information	28
Business of the Company After the Amalgamation	29
Directors, Officers and Promoters	29
Other Reporting Issuer Experience	32
Indebtedness of Directors and Officers	33
Corporate Cease Trade Orders and Bankruptcies	33
Penalties and Sanctions	34
Individual Bankruptcies	34
Conflicts of Interest	34
Executive Compensation	34
Principal Holders of Securities	36
Corporate Cease-Trade Orders or Bankruptcies	37
Penalties and Sanctions	37
STOCK EXCHANGE LISTINGS	37
FEES AND EXPENSES	37
SELECTED PRO-FORMA INFORMATION	37
Pro-Forma Consolidated Capitalization	37
ESCROWED SECURITIES	39
Pro-Forma Financial Statements	40
TIMING	40
JUDICIAL DEVELOPMENTS	40
INTERESTS OF EXPERTS	40
RISK FACTORS	40
Part IV INFORMATION CONCERNING PURE NICKEL INC.	46
Part V INFORMATION CONCERNING 6658482 CANADA INC.	47
Part VI INFORMATION CONCERNING NEVADA STAR RESOURCE CORP.	47
OTHER MATTERS	47
BOARD APPROVAL	47
CERTIFICATE	48

APPENDICES

Appendix A	-	Amalgamation Agreement
Appendix B	-	Information Concerning Nevada Star Resource Corp.
Appendix C	-	Information Concerning Pure Nickel Inc.
Appendix D	-	Pro-Forma Financial Statements of Nevada Star Resource Corp. as at August 31, 2006
Appendix E	-	Post Transaction Capitalization of Nevada Star Resource Corp.
Appendix F	-	Audit Committee Charter of Nevada Star Resource Corp.
Appendix G	-	Form of Nevada Star Resource Corp. RTO Resolutions
Appendix H	-	Statement of Corporate Governance Practices of Nevada Star Resource Corp.
Appendix I	-	Audited Financial Statements of Pure Nickel Inc.
Appendix J	-	Audited and Interim Financial Statements of Nevada Star Resource Corp.

NEVADA STAR RESOURCE CORP.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting of NEVADA STAR RESOURCE CORP. (“Nevada Star” or the “Company”) will be held at the Sheraton Bellevue Seattle East Hotel, 100 – 112th Avenue NE, Bellevue, Washington, USA on March 27, 2007 at 10:00 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

1.	To consider and, if thought fit, to pass with or without variation, an ordinary resolution approving the issuance of common shares of Nevada Star Resource Corp. to the shareholders of Pure Nickel Inc. pursuant to the amalgamation (the “Amalgamation”) of 6658482 Canada Inc. (“Subco”) and Pure Nickel Inc. (“Pure Nickel”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) (substantially in the form attached to this management information circular as Appendix “A”), dated effective December 14, 2006 among Pure Nickel, Subco and Nevada Star, with such restrictions or conditions as may be required by the TSX Venture Exchange (the “Exchange”), subject to the approval of the Exchange, all as more particularly described in the management information circular of the Company dated February 19, 2007 (the “Information Circular”);

2.	To consider and, if thought fit, to pass with or without variation, a special resolution approving the change of name of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”, as more particularly set forth in the Information Circular;

3.	To consider and, if thought fit, to pass, with or without variation, a special resolution as more particularly set forth in the Information Circular approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company; and

4.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and a form of proxy. The accompanying Information Circular contains information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

A shareholder entitled to attend and vote at the Meeting or an intermediary holding shares on behalf of an unregistered shareholder is entitled to appoint a proxy to attend and vote in his, her or its stead. Shareholders who are unable to attend the Meeting in person are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia this 19th day of February, 2007.

ON BEHALF OF BOARD OF DIRECTORS OF NEVADA STAR RESOURCE CORP.

Robert Angrisano President and Chief Executive Officer

NOTICE TO UNITED STATES SHAREHOLDERS

The Nevada Star Shares issuable in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state passed upon the accuracy or adequacy of this Information Circular.

This Information Circular relates to an amalgamation of two Canadian companies, and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of Nevada Star included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, as Pure Nickel is located in Canada, and all of its officers and directors are residents of Canada. You may not be able to sue Pure Nickel or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Pure Nickel and its affiliates to subject themselves to a U.S. court’s judgment.

FORWARD-LOOKING STATEMENTS

This Information Circular contains statements that constitute forward-looking statements within the meaning of securities laws including Section 27a of the United States Securities Act of 1933, as amended, and Section 21e of the United States Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Nevada Star can give no assurances that its representations will be achieved or that it will update them at any time in the future.

INFORMATION CIRCULAR

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof and in Appendices A, B and C. Terms and abbreviations used in the other Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

(a)	“Amalco” means the continuing entity formed by the amalgamation of Pure Nickel and Subco, and to be known as “Pure Nickel Holdings Corp.”;

(b)	“Amalco Common Shares” means common shares in the capital of Amalco;

(c)	“Amalgamation” means the proposed amalgamation of Pure Nickel and Subco under the section 183 of the CBCA pursuant to the Amalgamation Agreement, including the schedules and appendices thereto;

(d)	“Amalgamation Agreement” means that amalgamation agreement dated effective December 14, 2006 among Pure Nickel, Nevada Star and Subco, as amended;

(e)	“Board of Directors” means the board of directors of Nevada Star;

(f)	“Business Day” means any day on which commercial banks are generally open for business other than a Saturday, Sunday or a day observed as a holiday (i) in Vancouver under the laws of British Columbia; (ii) in Toronto under the laws of Ontario or (iii) under the federal laws of Canada;

(g)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(h)	“Certificate of Amalgamation” means a certificate of amalgamation issued by the Registrar pursuant to the CBCA in respect of the Amalgamation;

(i)	“Combined Entity” means the Resulting Issuer and its subsidiaries on a consolidated basis;

(j)	“Consolidation” means the proposed consolidation of the issued and outstanding common shares of Nevada Star on a 5:1 basis such that one new common share will be issued for every five existing common shares, or on such other ratio as determined by the board of directors, after giving effect to the Amalgamation;

(k)	“Director” means the Director of Corporations appointed pursuant to section 260 of the CBCA;

(l)	“Due Diligence Period” has the meaning attributed to it in Section 7.4 of the Amalgamation Agreement;

(m)	“Effective Date” means the date shown on the Certificate of Amalgamation to be issued pursuant to sections 185(4) and 262 of the CBCA giving effect to the Amalgamation;

(n)	“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date;

(o)	“Exchange” or “TSXV” means the TSX Venture Exchange;

(p)	“Governmental Entity” means any:

(i)	national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(ii)	subdivision, agent, commission, board or authority of any of the foregoing; or

(iii)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(q)	“Holders” means, when used with reference to the Pure Nickel Shares, the Pure Nickel Options, the Subco Common Shares, the Nevada Star Shares or the Amalco Common Shares, the holders of such Pure Nickel Shares, Pure Nickel Options, Subco Common Shares, Nevada Star Shares or Amalco Common Shares, as applicable, shown from time to time in the registers maintained by or on behalf of Pure Nickel, Subco, Nevada Star or Amalco, as applicable, in respect of such Pure Nickel Shares, Pure Nickel Options, Subco Common Shares, Nevada Star Shares or Amalco Common Shares, as applicable;

(r)	“Information Circular” means this management information circular, together with all appendices hereto and including the summary hereof, distributed by Nevada Star in connection with the Meeting;

(s)	“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including the TSXV), statutory body or self-regulatory authority and the term “applicable” with respect of such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(t)	“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Nevada Star, Pure Nickel or Subco, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Nevada Star, Pure Nickel or Subco, as the case may be, and their subsidiaries considered as a whole, which represents a negative change of $100,000, other than a change:

(i)	that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto;

(ii)	that relates to or arises out of conditions affecting the mineral exploration industry as a whole;

(iii)	that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or

(iv)	that relates to or arises out of any change in the market price of nickel;

(u)	“Material Adverse Effect”, when used in connection with Nevada Star, Pure Nickel or Subco, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Nevada Star, Pure Nickel or Subco, as the case may be, and their respective subsidiaries taken as a whole, which represents a negative change of $100,000, but shall, for greater certainty, exclude

(i)	any decrease in the trading price or value of the common shares of either Nevada Star or Pure Nickel immediately following and reasonably attributable to the announcement of the Amalgamation; or

(ii)	any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

(v)	“Meeting” or “Nevada Star Meeting” means the special meeting of the Nevada Star Shareholders to be held on March 27, 2007 and any adjournment thereof, called to consider, among other things, the Amalgamation;

(w)	“Nevada Star” or the “Company” means Nevada Star Resource Corp., a corporation continued under the laws of the Yukon Territory;

(x)	“Nevada Star Beneficial Shareholders” means Nevada Star Shareholders who do not hold Nevada Star Shares in their own names;

(y)	“Nevada Star Due Diligence Notice” means the written notice signed by an officer of Nevada Star and provided to Pure Nickel before the expiration of the applicable Due Diligence Period in the event Nevada Star’s board of directors is not satisfied with the results or findings of Nevada Star’s review of the business, premises, assets and financials of Pure Nickel;

(z)	“Nevada Star Parties” means collectively Nevada Star and Subco;

(aa)	“Nevada Star Pre-Amalgamation Options” means the 3,750,000 stock options of Nevada Star currently issued and outstanding pursuant to the Nevada Star Option Plan, each of which entitles the holder thereof to purchase one Nevada Star Share;

(bb)	“Nevada Star Post-Amalgamation Options” means the stock options of Nevada Star issued pursuant to the Nevada Star Option Plan and outstanding as of the Effective Date, each of which entitles the holder thereof to purchase one Nevada Star Post-Amalgamation Share;

(cc)	“Nevada Star Post-Amalgamation Shares” means the issued and outstanding common shares of Nevada Star immediately after giving effect to the issuance of Nevada Star Shares to the Holders of Pure Nickel Shares and immediately prior to giving effect to the Consolidation;

(dd)	“Nevada Star Principals” means Robert Angrisano, Michael W. Sharon, Monty Moore, Donald Bosnick and Edward H. Waale;

(ee)	“Nevada Star Shares” or “Common Shares” means common shares in the capital of Nevada Star, as presently constituted;

(ff)	“Nevada Star Shareholder” or a “Shareholder” means a holder of Nevada Star Shares;

(gg)	“Nevada Star Stock Option Plan” means the stock option plan of Nevada Star approved by the Nevada Star Shareholders on January 29, 2004 under which options to purchase Nevada Star Shares may be issued in accordance with the policies of the TSXV;

(hh)	“Nevada Star Subsidiaries” means Nevada Star Resource Corp. (US), a Nevada corporation, Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington State corporation and Subco;

(ii)	“Nevada Star Undertakings” means the agreements substantially in the form attached to the Amalgamation Agreement as Schedule “D1” pursuant to which, among other things, the Nevada Star Principals agree to irrevocably vote the Nevada Star Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the Nevada Star Amalgamation and to otherwise support the Amalgamation;

(jj)	“Notice of Meeting” means the notice of the Meeting which accompanies this Information Circular;

(kk)	“Ordinary Resolution” means the ordinary resolution of the Holders of Nevada Star Shares approving the issuance of the Nevada Star Shares pursuant to the Amalgamation, to be substantially in the form and content of Appendix “G” hereto;

(ll)	“Person” or “person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(mm)	“Post RTO Shares” means the common shares of the Company as constituted after the Amalgamation and after the Consolidation;

(nn)	“Pure Nickel” means Pure Nickel Inc., a corporation incorporated under the laws of the Canada pursuant to the CBCA;

(oo)	“Pure Nickel Amalgamation Resolution” means the special resolution of the Holders of Pure Nickel Shares approving the Amalgamation;

(pp)	“Pure Nickel Directors” means the board of directors of Pure Nickel;

(qq)	“Pure Nickel Dissenting Shareholders” means registered holders of Pure Nickel Shares who validly exercise the dissent rights under the CBCA;

(rr)	“Pure Nickel Due Diligence Notice” means the written notice signed by an officer of Pure Nickel and provided to Nevada Star before the expiration of the applicable Due Diligence Period in the event Pure Nickel’s board of directors is not satisfied with the results or findings of Pure Nickel’s review of the business, premises, assets and financials of Nevada Star;

(ss)	“Pure Nickel Governing Documents” means the certificate and articles of incorporation and by-laws of Pure Nickel;

(tt)	“Pure Nickel Meeting” means the special meeting of the Holders of Pure Nickel Shares (including any adjournment(s) or postponements thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Pure Nickel Amalgamation Resolution;

(uu)	“Pure Nickel Pre-Amalgamation Options” means the 100,000 stock options of Pure Nickel currently issued and outstanding, each of which entitles the Holder thereof to purchase one Pure Nickel Share and each of which must be exercised prior to the Effective Date;

(vv)	“Pure Nickel Shares” means the common shares of Pure Nickel, as presently constituted;

(ww)	“Pure Nickel Shareholder” means a holder of Pure Nickel Shares;

(xx)	“Pure Nickel Undertaking” means the agreement substantially in the form attached to the Amalgamation Agreement as Schedule “D” pursuant to which, among other things, the sole director of Pure Nickel agrees to irrevocably vote the Pure Nickel Shares owned by him, directly or indirectly, or over which he exercises control or direction, in favour of the Pure Nickel Amalgamation Resolution and to otherwise support the Amalgamation;

(yy)	“Proxy” means the form of proxy which accompanies this Information Circular;

(zz)	“Record Date” means February 23, 2007;

(aaa)	“Resulting Issuer” means the company currently known as Nevada Star after completion of the RTO, the Amalgamation, the Consolidation, the change of name and related transactions;

(bbb)	“Reverse Take Over or RTO” means a transaction or series of transactions, involving an acquisition by the issuer or of the issuer, and a securities issuance by the issuer that results in:

(i)	new shareholders holding more than 50% of the outstanding voting securities of the issuer; and

(ii)	a Change of Control of the issuer. The Exchange may deem a transaction to have resulted in a Change of Control by aggregating the shares of a vendor group and/or incoming management group,

but does not include any transaction or series of transactions whereby the newly issued securities are to be issued to shareholders of an issuer listed on the TSX (Toronto Stock Exchange) or another senior exchange under a formal take over bid made pursuant to Securities Laws.

A transaction or series of transactions may include an acquisition of a business or assets, an amalgamation, arrangement or other reorganization.

The Amalgamation, the issuance of the Nevada Star Shares to the Pure Nickel Shareholders who do not exercise their right to dissent, the appointment of a new board of directors, the change of name of the Company to Pure Nickel Inc. and the Consolidation are sometimes collectively referred to herein as the RTO;

(ccc)	“RTO Resolutions” means (i) the Ordinary Resolution and (ii) the Special Resolutions, to be substantially in the form and content of Appendix “G” hereto;

(ddd)	“Securities Act” means the Securities Act (British Columbia);

(eee)	“Special Resolutions” means the special resolutions of the Holders of Nevada Star Shares (i) approving the change of name of Nevada Star to Pure Nickel Inc., and (ii) approving the Consolidation, to be substantially in the form and content of Appendix “G” hereto;

(fff)	“Subco” means 6658482 Canada Inc., a company existing pursuant to the CBCA, a wholly-owned subsidiary of Nevada Star;

(ggg)	“Subco Amalgamation Resolution” means the special resolution of the holders of the Common Shares of Subco approving the Amalgamation;

(hhh)	“Subco Common Shares” means common shares in the capital of Subco;

(iii)	“Transfer Agent” means Pacific Corporate Trust Company at it office in Vancouver at 510 Burrard Street, 2nd floor, Vancouver, British Columbia, V6C 3B9;

(jjj)

“Take-over Proposal” means a proposal or offer (other than by Pure Nickel), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Common Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Nevada Star, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Common Shares (in all cases other than the transactions contemplated by the Amalgamation Agreement);

(kkk)	“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(lll)	“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

(mmm)	“TSXV” or “Exchange” means the TSX Venture Exchange;

(nnn)	“U.S.” or “United States” means the United States of America, any state thereof, and the District of Columbia;

(ooo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(ppp)	“YBCA” means the Business Corporations Act (Yukon) R.S.Y. 2000, C.20, as amended.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

In this Information Circular the terms “we”, “us”, “our”, “ours” and the “Company” refer to Nevada Star Resource Corp., a corporation existing under the laws of the Yukon Territory.

(As at February 19, 2007, except as indicated)

SUMMARY

The following is a summary relating to Nevada Star Resource Corp., both on a pre-Amalgamation, pre-RTO basis and on a post-Amalgamation, post-RTO basis, Pure Nickel Inc. and Amalco (assuming completion of the Amalgamation and RTO of Nevada Star Resource Corp.) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular. This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Information Circular and in the Appendices hereto.

The Companies

Nevada Star is a publicly-traded company and its common shares are listed on the TSXV under the symbol “NEV” and are quoted on the NASDAQ over-the counter bulletin board (the “OTCBB”) under the symbol “NVSRF”. Nevada Star is a mineral exploration company engaged in the acquisition of, exploration for and development of metals that are in high demand and currently has properties in Alaska and Utah. See Appendix “B” - Information Concerning Nevada Star Resource Corp.

Pure Nickel is a private Canadian exploration company incorporated under the CBCA engaged in the business of mineral exploration and has two nickel sulphide exploration projects located in Saskatchewan and Manitoba, Canada. See Appendix “C”—Information Concerning Pure Nickel Inc.

Subco, which was continued and is existing under the CBCA, is a wholly-owned subsidiary of Nevada Star, has no assets and conducts no operations, and was organized solely for the purpose of the Amalgamation.

If the Amalgamation is approved Pure Nickel and Subco will amalgamate under the provisions of the CBCA. The proposed name of the new amalgamated company is Pure Nickel Holdings Corp. The head office of Amalco will be 95 Wellington Street West, Toronto, Ontario, M5J 2N7. In conjunction with the Amalgamation, Nevada Star proposes to change its name to Pure Nickel Inc. and its head office will be relocated to 95 Wellington Street West, Toronto, Ontario, M5J 2N7. After completion of the Amalgamation, Amalco or Pure Nickel Holdings Corp. will be a wholly-owned subsidiary of Nevada Star (to be renamed Pure Nickel Inc.). The chart below describes the organization of the combined entity after giving effect to the Amalgamation and the proposed change of name:

The Meeting

The Meeting will be held on March 27, 2007 at 10:00 a.m. (Pacific Time) at the Sheraton Bellevue Seattle East Hotel, 100 – 112th Avenue NE, Bellevue, Washington, USA for the purpose, among other things, of considering and, if deemed advisable, passing, without variation, the RTO Resolutions approving the issuance of the Nevada Shares to the Pure Nickel Shareholders pursuant to the Amalgamation Agreement and the Amalgamation, approving the change of name of Nevada Star Resource Corp. to “Pure Nickel Inc.” and approving the Consolidation of the Nevada Star Post-Amalgamation Shares. Pursuant to TSXV Policy 5.2 “Changes of Business and Reverse Take-Overs”, the Ordinary Resolution requires approval by a majority of not less than 50% of the votes cast by Shareholders present in person or by proxy at the Meeting. For the purposes of the YBCA, the Special Resolutions require approval by a majority of not less than 2/3 of the votes cast by Shareholders present in person or by proxy at the Meeting. See “Procedure for the Amalgamation to Become Effective – Nevada Star Shareholder Approval”.

The Amalgamation

The Amalgamation involves Nevada Star, Pure Nickel and Subco. Pursuant to the Amalgamation, Pure Nickel and Subco will amalgamate and continue as one corporation, under the name “Pure Nickel Holdings Corp.”, which amalgamated company (“Amalco”) will be wholly-owned by Nevada Star. Nevada Star Resource Corp. will change its name to Pure Nickel Inc. The Amalgamation will constitute a “reverse takeover” (as that term is defined in TSXV Policy 5.2). The proposed Amalgamation is an arm’s length transaction.

On the Effective Date of the Amalgamation, each Pure Nickel Shareholder (other than Pure Nickel Dissenting Shareholders) will receive 3.643 Nevada Star Shares in exchange for each one (1) Pure Nickel Share, and each Subco Common Share outstanding will be converted into one (1) Amalco Common Share.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement which is attached to this Information Circular as Appendix “A”. The respective obligations of Nevada Star and Pure Nickel to complete the Amalgamation are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective. The summary below is qualified entirely by the full text of the Amalgamation Agreement attached as Appendix “A”.

Benefits of the Amalgamation

The directors and management of Nevada Star believe that the Amalgamation is in the best interests of Nevada Star and the Shareholders and that the Amalgamation provides a number of benefits, including the opportunity to participate in the Combined Entity which:

•	will be a new company with three high quality nickel exploration properties and experienced management with proven financing skills;

•

will provide an opportunity for shareholders to participate in a company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;

•	will have greater human resources, enabling it to more effectively undertake the development, exploration and production of precious and base metals;

•	will eliminate certain redundant general and administrative costs between Nevada Star and Pure Nickel; and

•	will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

On a pro-forma basis, assuming the successful completion of the Amalgamation, the combined entity on a consolidated basis will have high quality nickel exploration properties located in Manitoba, Saskatchewan and Alaska and a royalty interest in a copper property in Utah. The Amalgamation is consistent with Nevada Star’s and Pure Nickel’s strategy to continue to expand their land positions and to build growth opportunities.

Amalco

The Amalgamation of Pure Nickel and Subco pursuant to the Amalgamation Agreement will result in the continuing amalgamated corporation (“Amalco”) becoming a wholly-owned subsidiary of Nevada Star with the articles and by-laws of Amalco being the same as those of Pure Nickel. Upon completion of the Amalgamation the board of directors of Amalco will be the same as Pure Nickel which consists of J. Jay Jaski as sole director. After completion of the Amalgamation Mr. Jaski will resign, the size of the board of directors will be increased to two directors, and J. Jay Jaski (currently President, Chief Executive Officer and sole director of Pure Nickel) and Robert Angrisano (currently President, Chief Executive Officer and a director of Nevada Star) will be elected by Nevada Star as the sole shareholder of Amalco to fill these two vacancies. It is not contemplated that Amalco will have any committees of its board of directors. Amalco is not required to have an audit committee. Upon completion of the Amalgamation, Mr. Jaski will be appointed as President of Amalco.

Effect of the Amalgamation upon Shareholders

If the Amalgamation proceeds, Pure Nickel Shareholders will become holders of Nevada Star Shares. Pure Nickel Shareholders shall receive, in exchange for each one Pure Nickel Share held by such Pure Nickel Shareholders at the Effective Date, 3.643 Nevada Star Shares. Following completion of the Amalgamation, Nevada Star will continue as a publicly-traded TSXV-listed company under the name “Pure Nickel Inc.” and its common shares will continue to be quoted on the NASDAQ OTCBB. The Board of Directors of Nevada Star will be changed to consist of seven members comprised of four nominee directors of Pure Nickel, including Jay Jaski, founder of Pure Nickel, Harry Blum, managing partner of DMCT Consultants Inc., David McPherson, an independent businessman, W.S. (Steve) Vaughan, senior partner of the Canadian law firm McMillan Binch Mendelson LLP and three nominees of Nevada Star being Robert Angrisano, Monty Moore and R. David Russell.

The consideration of 3.643 Nevada Star Shares for each one Pure Nickel Share was determined based on a number of factors including, without limitation, the evaluations of the mineral interests owned by each of the companies, the undeveloped land holdings and future prospects of each company, the associated tax pools of each company, the financial assets and liabilities of each of Nevada Star and Pure Nickel and the pro-forma structure of the merged company, a comparison of the recent trading prices of the Nevada Star Shares, and the relative present and anticipated future values of the Pure Nickel Shares and the Nevada Star Shares. As at the date hereof there are 24,470,001 Pure Nickel Shares issued and outstanding.

As of the date hereof, there are 84,319,287 Nevada Star Shares outstanding. As at Nevada Star’s financial quarter ended August 31, 2006, Nevada Star had 84,319,287 Nevada Star Shares issued and outstanding, debt of approximately US$31,947, cash and cash-based securities of US$157,799, and other non-cash working capital of approximately US$53,942. Upon completion of the Amalgamation and before the Consolidation, there will be approximately 173,827,801 Nevada Star Shares outstanding, cash and cash-based securities of approximately CDN$6,161,189 and debt of approximately CDN$865,441. After the Consolidation, the Company will have 34,765,500 Post RTO Shares issued and outstanding. See Appendix “D”—Pro-Forma Information and Appendix “E” - Post Transaction Capitalization of Nevada Star.

Private Placement

Before the Meeting, Nevada Star expects to complete a brokered private placement (the “Private Placement”) of up to 8,888,889 subscription receipts (the “Subscription Receipts”) of Nevada Star at a price of $0.90 per Subscription Receipt (the “Offering Price”) for aggregate gross proceeds of up to $8,000,000.10. Each Subscription Receipt is exchangeable for no additional consideration into units (the “Resulting Issuer Units”) of Nevada Star as it exists after completion of the RTO. Each Resulting Issuer Unit will be comprised of one Post RTO Share and one-half of one Post RTO Share purchase warrant (a “Post RTO Warrant”). Each whole Post RTO Warrant will entitle the holder to purchase one Post RTO Share at a price of $1.20 for a period of 18 months after the successful completion of the RTO.

Nevada Star is in the process of negotiating a definitive agreement (the “Agency Agreement”) with Patica Securities Limited (the “Agent”) to be entered into on or before the date on which the Private Placement closes (the “Private Placement Closing Date”), pursuant to which the Agent will act as agent in connection with the Private Placement. Nevada Star expects that the Agent will, subject to negotiations with Nevada Star and prevailing market conditions, in consideration for services rendered:

(a)	receive a cash commission equal to 7% of the gross proceeds of the Private Placement;

(b)	be granted compensation warrants (the “Compensation Warrants”) to purchase that number of Post RTO Shares equal in number to 5% of the aggregate Subscription Receipts sold under the Private Placement at the Offering Price for a period of up to 18 months following the completion of the Amalgamation, the Consolidation and related matters; and

(c)	be reimbursed for certain of its expenses incurred in connection therewith.

The gross proceeds of the Private Placement shall be deposited in escrow with the Transfer Agent on the Private Placement Closing Date (the “Escrowed Funds”) and will be released from escrow to Nevada Star after deducting the commission payable to the Agent and the expenses of the Agent contemporaneously with the completion of the Amalgamation, the Consolidation and related matters (the “Escrow Release Time”) upon all conditions precedent to the completion of the Amalgamation and the Consolidation having been satisfied or waived to the satisfaction of the Agent, acting reasonably, including without limitation any required approval of the TSXV. In the event that the escrow release conditions are not satisfied by March 30, 2007, the Escrowed Funds, together with accrued interest earned thereon, will be returned to the holders of Subscription Receipts and the Subscription Receipts will be cancelled.

The fact that Nevada Star is negotiating the terms of an Agency Agreement should not be construed as any assurance with respect to the merits of the proposed transactions or the likelihood of completion of such transactions. There is no guarantee that Nevada Star will be able to raise significant funds, if any, pursuant to the Private Placement.

Recommendation of the Board of Directors of Nevada Star

The Board of Directors has unanimously determined that the issuance of Nevada Star Shares to the Holders of Pure Nickel Shares pursuant to the Amalgamation is fair from a financial point of view to the Shareholders and in the best interest of Nevada Star and the Shareholders, and has authorized the submission of the issuance of Nevada Star Shares to the Holders of Pure Nickel Shares in accordance with the Amalgamation Agreement to the Shareholders for their approval. The Board of Directors of Nevada Star unanimously recommends that Shareholders vote in favour of the issuance of Nevada Star Shares to the Holders of Pure Nickel Shares, the change of the name of the Company to “Pure Nickel Inc.” and the Consolidation in accordance with the Amalgamation Agreement. See “Recommendations of the Board of Directors of Nevada Star”.

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to Sections 181, 182 and 183 of the CBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a)	Nevada Star, as sole shareholder of Subco, must approve a resolution authorizing the Amalgamation pursuant to the Amalgamation Agreement;

(b)	the board of directors of Subco must approve a resolution authorizing the execution and delivery of the Amalgamation Agreement;

(c)	the RTO Resolutions must be approved by the Nevada Star Shareholders at the Meeting;

(d)	the Amalgamation and the Amalgamation Agreement must be approved by a special resolution of the Pure Nickel Shareholders at a special meeting of the Pure Nickel Shareholders;

(e)	all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(f)	the Articles of Amalgamation in the form prescribed by the CBCA must be filed with the Director.

The RTO Resolutions are required to be approved by the Shareholders present in person or represented by proxy at the Meeting.

On February 20, 2007 at a Special Meeting, the Pure Nickel Shareholders unanimously approved a special resolution authorizing the Amalgamation.

Pure Nickel Undertaking

The sole director of Pure Nickel holds 2,200,001 Pure Nickel Shares. As a condition of the Amalgamation Agreement, the Pure Nickel Pre-Amalgamation Options must be exercised prior to the Amalgamation. Immediately before the Amalgamation the sole director of Pure Nickel will hold 2,570,001 Pure Nickel Shares or 10% of the issued and outstanding Pure Nickel Shares. The Pure Nickel Principal has entered into the Pure Nickel Undertaking with Nevada Star pursuant to which the Pure Nickel Principal has agreed to vote in favour of and to otherwise support the Amalgamation, subject to the provisions of the Pure Nickel Undertaking.

Nevada Star Undertakings

The Nevada Star Principals hold an aggregate of 42,562,253 Nevada Star Shares or 50.48% of the issued and outstanding Nevada Star Shares. The Nevada Star Principals have entered into Nevada Star Undertakings pursuant to which the Nevada Star Principals have agreed with Pure Nickel to vote in favour of and to otherwise support the Amalgamation, subject to the provisions of the Nevada Star Undertakings.

Summary of Pro-Forma Information

The following has been derived from, should be read in conjunction with and is qualified in its entirety by the unaudited pro forma financial statements of Nevada Star set forth in Appendix D to this Information Circular. The pro forma consolidated balance sheet gives effect to the Amalgamation as though it took place on September 30, 2006.

The pro forma consolidated balance sheet of the Combined Entity presented is for informational purposes only and does not purport to represent the financial position that might have occurred had the Amalgamation taken place as at September 30, 2006, or of the financial position of the combined entity as at September 30, 2006 or for any future date or period. Readers are cautioned that changes will have occurred in each company since September 30, 2006.

Pro Forma Consolidated Balance Sheet Data

As at September 30, 2006 (unaudited)
Assets
Current Assets
Cash and cash equivalents	6,161,189
Other current assets	276,983

6,438,172
Property, plant and equipment	34,883

$6,473,055
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	725,441
Promissory note	100,000
Due to related party	40,000

$865,441
Shareholders’ Equity
Share Capital	3,118,400
Deficit	2,489,214

$5,607,614
$6,473,055

Timing

If the RTO Resolutions are approved as required and the other conditions precedent to the Amalgamation specified in the Amalgamation Agreement are satisfied or waived, Nevada Star expects that the Effective Date will be on or before March 27, 2007.

Sponsorship

Nevada Star has obtained an exemption from the formal TSXV sponsorship requirements on the condition that certain directors, officers and insiders of Nevada Star and Pure Nickel enter into pooling agreements and based on the fact that Nevada Star has engaged the Agent on the Private Placement. See “Escrowed Securities”.

Stock Exchange Listings

The outstanding Nevada Star Shares are listed and posted for trading on the TSXV under the symbol “NEV” and on the OTCBB under the symbol “NVSRF”. In accordance with TSXV policy, Nevada Star Shares were halted from trading on October 13, 2006 and resumed trading on October 27, 2006. Subject to acceptance by the TSXV, the Nevada Star Shares issued to the Pure Nickel Shareholders will be listed and posted for trading on the TSXV. Nevada Star has reserved the symbol “NIC” with the TSXV. The OTCBB does not permit the reservation of stock symbols. Instead, symbols are assigned by the OTCBB in their discretion.

On October 13, 2006, the last day that the Company’s Common Shares traded on the Exchange prior to the public announcement of the proposed Amalgamation, the Company’s Common Shares closed at $0.15 per Common Share.

Pure Nickel is a privately held Canadian company and its securities are not traded on any public market.

The Company has submitted the required documents and fees to the TSXV in application for the conditional approval of the RTO by the TSXV. The RTO and related transactions remain subject to approval by the TSXV, and such approval may not be received on a basis acceptable to Nevada Star and Pure Nickel or at all.

Risk Factors

The businesses of Pure Nickel and Nevada Star are subject to the risks encountered generally in the mineral resource industry, such as the marketability of, and prices of precious and base metals, competition with companies having greater resources, exploration risks, the regulation of the mineral resource industry by various levels of government and environmental regulation. Upon completion of the Amalgamation and related transactions, the Combined Entity will be subject to a number of risk factors in addition to those noted below, including:

•

there has been no public market for the Pure Nickel Shares, an active market for the Nevada Star Shares may not develop or be sustained, the market price of the Nevada Star Shares will likely be volatile, and the Nevada Star Shareholders and the Pure Nickel Shareholders may incur substantial losses on their investments;

•

the trading price of the Nevada Star Shares following the Amalgamation and related transactions may be less than the historical trading prices of Nevada Star Shares before the Amalgamation and it is impossible to predict accurately the trading price of the Nevada Star Shares;

•	if there are substantial sales of the Nevada Star Shares, the trading price of such shares may decline;

•	the Combined Entity may not be able to attract the attention of brokerage firms for research and support;

•	the officers and directors of the Resulting Issuer, as a group, will own a significant number of Post RTO Shares and may exercise significant influence on matters requiring approval by shareholders;

•	shareholders of the Resulting Issuer should not anticipate receiving cash dividends on the Post RTO Shares;

•	the TSXV has not approved the RTO and there is no assurance that such approval will be granted on conditions satisfactory to Nevada Star and Pure Nickel, or at all.

See “Other Matters - Risk Factors”.

PART I

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Nevada Star for use at the Meeting at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, the information contained in this Information Circular is given as at February 19, 2007.

All summaries of, and references to, the Amalgamation and the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement, a copy of which is attached at Appendix “A” to this Information Circular. You are urged to carefully read the full text of the Amalgamation Agreement.

Information relating to Pure Nickel set forth in the Appendices hereto and elsewhere in this Information Circular has been provided by the management of Pure Nickel. Although Nevada Star has no knowledge that would indicate that any statements contained herein provided by the management of Pure Nickel, are untrue or incomplete, Nevada Star does not assume any responsibility for the accuracy or completeness of the information provided by the management of Pure Nickel, or for any failure by Pure Nickel to disclose events which may occur or effect the significance or accuracy or any such information but which are unknown to Nevada Star.

No person has been authorized by Nevada Star to give any information or make any representations in connection with the Amalgamation other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Nevada Star.

PART II

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE “MEETING”) TO BE HELD ON MARCH 27, 2007 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, Attention: Proxy Department, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 or by fax at 604-689-8144, (the “Transfer Agent”) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 300, 204 Black Street, Whitehorse, Yukon Territory, Y1A 2M9, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Nevada Star Shares in their own name. Shareholders who hold their Nevada Star Shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their Nevada Star Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) are not registered shareholders and should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Nevada Star Shares will be recognized and acted upon at the Meeting. If the Nevada Star Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Nevada Star Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Nevada Star Shares will more likely be registered under the name of the Shareholder’s trust company, bank, securities dealer, broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Nevada Star Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Nevada Star Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Nevada Star Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Nevada Star Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Nevada Star Shares voted. If you have any questions respecting the voting of Nevada Star Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Nevada Star Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Nevada Star Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Nevada Star Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED “FOR” ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THE INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The Common Shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of Nevada Star knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of an unlimited number of voting Common Shares without par value, of which 84,319,287 Common Shares are issued and outstanding as of the date of this Information Circular. Only Shareholders of record at the close of business on February 23, 2007 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. Each person shall have one vote for each Common Share held.

To the knowledge of the Directors and Senior Officers of the Company, the following persons directly or beneficially exercise control or direction over Common Shares carrying more than 10% of the outstanding voting rights:

Name of Shareholder	Number of Common Shares		Percentage of Total Common Shares Issued (1)
Monty Moore Seattle, Washington	23,503,882	(2)	27.87%
Cede & Co. New York, New York	24,702,079	(3)	29.29%
Robert Angrisano Seattle, Washington	12,082,396		14.32%
CDS & Co. Toronto, Canada	12,333,422	(3)	14.63%

NOTES:

(1)	Based on the Company having 84,319,287 Common Shares issued and outstanding as of February 19, 2007.

(2)	Includes 7,064,190 Common Shares owned by Pacific Rainier, Inc., a privately held company controlled by Monty Moore.

(3)	The Company is not aware of the beneficial ownership of these Common Shares.

RESIGNATION AND APPOINTMENT OF DIRECTORS

Monty Moore, Robert Angrisano, Gerald Carlson, Stuart Havenstrite, Michael Sharon, Edward Waale and Richard Graeme were re-elected as directors at the last annual general and special meeting of the Company held on April 11, 2006 and reconvened on May 5, 2006 (the “2006 AGM”) to hold office until the next annual general meeting or until their successors are elected or appointed. At a meeting held immediately after the 2006 AGM, the Board of Directors resolved to increase the size of the board by two members, Gerald Carlson and Stuart Havenstrite resigned and R. David Russell, John Mears, Donald Bosnick and Rodney Blakestad were appointed to the Board of Directors. The Board of Directors is currently comprised of nine members being: Monty Moore (Chairman and director); Robert Angrisano (President, CEO and director); Richard W. Graeme (director); Michael W. Sharon (director); Edward H. Waale (director); R. David Russell (director); Donald Bosnick (director); John Mears (director); and Rodney Blakestad (director).

If the RTO Resolutions are approved by the Nevada Star Shareholders the Board of Directors will consist of seven members. Richard W. Graeme, Michael W. Sharon, Edward H. Waale, Donald Bosnick, John Mears and Rodney Blakestad will resign and J. Jay Jaski, W.S. Steve Vaughan, Harry Blum and David McPherson will be appointed to fill the vacancies created by these resignations.

Upon the Amalgamation, Monty Moore will resign as Chairman, Robert Angrisano will resign as President and Chief Executive Officer, J. Jay Jaski will be appointed Chairman and Chief Executive Officer, James A. Richardson will be appointed Chief Financial Office and Dale Hull will be appointed Chief Operating Officer.

Assuming completion of the Amalgamation and the RTO, the board of directors and officers will be comprised of the following individuals:

Name, Place of Residence and Present Position in the Company	Principal Occupation for the Past Five Years	Director Since	No. of Common Shares of the Company, Beneficially Owned, Controlled or Directed(1)(2)	No. of Pure Nickel Shares, Beneficially Owned, Controlled or Directed	No. of Post RTO, Shares, Beneficially Owned, Controlled or Directed(4)(5)
J. Jay Jaski Toronto, Ontario Canada Chairman, CEO and Director	Independent Businessman	N/A	0	2,570,001	1,872,503
Robert Angrisano Seattle, Washington USA Director(9)	President of the Company from 2005 to present; CEO of the Company from May 2006 to present; various positions with Microsoft from 1993 to 2004	1999	12,082,396	0	2,416,479

Name, Place of Residence and Present Position in the Company	Principal Occupation for the Past Five Years	Director Since	No. of Common Shares of the Company, Beneficially Owned, Controlled or Directed(1)(2)		No. of Pure Nickel Shares, Beneficially Owned, Controlled or Directed		No. of Post RTO, Shares, Beneficially Owned, Controlled or Directed(4)(5)
Monty Moore Seattle, Washington USA Director(10)	Self-employed Businessman and General Contractor from 1971 to present	1993	22,199,998	(3)	0		4,440,000
W.S. (Steve) Vaughan Toronto, Ontario Canada Director	Partner with the law firm McMillan Binch Mendelson LLP from February 12, 2002 to present Partner with the firm of Aird & Berlis from 1965 to 2002	N/A	0		0		0
Harry Blum Toronto, Ontario Canada Director	Managing Partner, DMCT	N/A	0		75,000		54,645
David McPherson St. Catherines, Ontario Director	Independent Businessman	N/A	0		0		0
R. David Russell Centennial, Colorado USA Director	President and CEO of Apollo Gold Corporation from 2002 to present; owners of Rocky Mountain Mining from 1999 – 2002	2006	Nil		0		0
Dale Hull Ottawa, Ontario Canada Director	Proprietor, Hull Consulting Services Ltd.	N/A	0		1,100,000	(6)	801,460
James A. Richardson Toronto, Ontario Canada Director	Independent Businessman	N/A	0		150,000	(7)	182,150	(8)

NOTES:

(1)	Does not include Common Shares issuable upon the exercise of stock options.

(2)	Prior to giving effect to the Amalgamation and the Consolidation.

(3)	7,064,190 of these Common Shares are registered in the name of Pacific Rainier Inc., a private company controlled by Monty Moore.

(4)	After giving effect to the Consolidation.

(5)	Does not include Post RTO Shares issuable upon the exercise of stock options.

(6)	All Pure Nickel Shares are held by Hull Consulting Services Ltd., a private company controlled by Dale Hull.

(7)	Does not include Pure Nickel Shares issuable upon the exercise of 100,000 Pure Nickel Options on or before the Amalgamation.

(8)	After giving effect to the exercise of 100,000 Pure Nickel Options;

(9)	Mr. Angrisano will resign as President and Chief Executive Officer upon completion of the RTO;

(10)	Mr. Moore will resign as Chairman upon completion of the RTO.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth above and elsewhere herein, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Company, or any Nevada Star Shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding three-year period or any proposed transaction which has or will materially affect the Company, or in any transaction to be proposed at the Meeting.

As at February 19, 2007, the directors and senior officers of Nevada Star and their respective associates and affiliates, as a group, owned, directly or indirectly, 35,698,778 Shares or 42.33% of the issued and outstanding Shares. To the knowledge of Nevada Star, as of the date hereof, no director, officer or insider of Nevada Star, or their respective associates and affiliates, own, directly or indirectly, or exercise control of or direction over, any Pure Nickel Shares.

As at the date hereof, to the knowledge of Nevada Star, no directors or officers or other insiders of Pure Nickel own, directly or indirectly, or exercise control of or direction over, any Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed director of the Company, or associate or affiliate of any informed person or proposed director, has any material beneficial interest, in any transaction since the commencement of the financial year ended August 31, 2005 or the transition period ended November 30, 2005 or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries except as follows:

1. Prior to January 1, 2005, the Company’s Vancouver office was rented from Copper Ridge Explorations Inc. (“Copper Ridge”), a public company in which Gerald G. Carlson, a former director of Company, is a director and officer. There was no lease or rent agreement between Copper Ridge and the Company. During Fiscal 2005 and the three month transition period ended November 30, 2005, the Company incurred rent and office expenses of US$1,946 and US$nil, respectively.

2. On July 1, 2005, a US$569,055 debenture (held by a private company controlled by a Shareholder, officer and director) plus accrued interest to date was converted into 6,350,640 Common Shares.

3. Pursuant to the terms of an employment agreement dated April 1, 2004, as amended on May 5, 2005 (the “Employment Agreement”) between Nevada Star and Robert Angrisano, Mr. Angrisano is employed as President and CEO and is paid an annual salary of US$80,000 plus certain health benefits. During the year ended August 31, 2005 and the three-month transition period ended November 30, 2005, Mr. Angrisano was paid US$80,000 and US$20,000 respectively pursuant to the Employment Agreement. The Employment Agreement may be terminated at any time with or without cause by either party providing three months’ notice to the other party.

AUDIT COMMITTEE

The audit committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the audit committee meets annually with the external auditors of the Company, without the presence of any other members of management.

Composition of Audit Committee

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company’s current audit committee consists of Edward H. Waale, Michael W. Sharon and Donald Bosnick, all of whom are directors of the Company. Assuming completion of the Amalgamation, the audit committee will consist of Harry Blum, David McPherson and R. David Russell. Harry Blum will be the Chair of the Audit Committee.

Audit Committee Charter

The audit committee’s charter is available on the Company’s website at www.nevadastar.com or upon request to the Company’s corporate secretary. The text of the audit committee’s charter is attached as Appendix “F” to this Information Circular.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. All of the current members of the audit committee of the Company are independent, as that term is defined. Of the members of the audit committee of the Company as constituted after completion of the Amalgamation, Harry Blum and David McPherson will be independent, as that term is defined in MI 52-110.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company believes that all of the members of the audit committee are financially literate as that term is defined in MI 52-110.

Composition of the Audit Committee

The following are the current members of the audit committee(1)

Member	Independent(1)	Financially Literate(2)
Edward H. Waale (3)	Yes	Yes
Michael W. Sharon (3)	Yes	Yes
Donald Bosnick (3)	Yes	Yes

NOTES:

(1)	As defined by MI 52-110. The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

(2)	As defined by MI 52-110.

(3)	This member of the audit committee will not remain on the board of directors and will not be a member of the audit committee at the conclusion of the Meeting assuming the RTO Resolutions are approved.

The following will be appointed members of the audit committee upon completion of the Amalgamation:

Member	Independent(1)	Financially Literate(2)
Harry Blum	Yes	Yes
David McPherson	Yes	Yes
R. David Russell	Yes	Yes

NOTES:

(1)	As defined by MI 52-110. The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

(2)	As defined by MI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)	an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the audit committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Smythe Ratcliffe, Chartered Accountants, for services rendered in the last two fiscal years and the transition period ended November 30, 2005:

Financial Year Ending	Audit Fees		Audit Related Fees	Tax Fees	All Other Fees
November 30, 2005	US$	13,700	Nil	Nil	Nil
August 31, 2005	US$	19,200	Nil	Nil	Nil
August 31, 2004	US$	17,500	Nil	Nil	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

The only compensation plan under which equity securities of the Company are authorized for issuance is the Nevada Star Stock Option Plan, which has been approved by the shareholders. The following table sets out a summary of the number of securities to be issued upon the exercise of outstanding options as at the Company’s year-end of November 30, 2005.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)		(b)		(c)
Equity compensation plans approved by securityholders	5,620,000	(1)	US$	0.30	1,330,000
Equity compensation plans not approved by securityholders	Nil			N/A	Nil
Total	5,620,000		US$	0.30	1,330,000

NOTES:

(1)	Options granted pursuant to the Nevada Star Stock Option Plan.

Private Placement

Before the Meeting, Nevada Star expects to complete the Private Placement of up to 8,888,889 Subscription Receipts at the Offering Price for aggregate gross proceeds of up to $8,000,000.10. Each Subscription Receipt is exchangeable for no additional consideration into units (the “Resulting Issuer Units”) of Nevada Star after completion of the Amalgamation, the Consolidation and related transactions. Each Resulting Issuer Unit will be comprised of one Post RTO Share and one-half of one Post RTO Share warrant (a “Post RTO Warrant”). Each whole Post RTO Warrant will entitle the holder to purchase one Post RTO Share at a price of $1.20 for a period of 18 months after the successful completion of the Amalgamation, the Consolidation and related matters. The subscription receipts will be subject to a four month hold period.

Nevada Star is in the process of negotiating the Agency Agreement with the Agent to be entered into on or before the Private Placement Closing Date, pursuant to which the Agent will act as agent in connection with the Private Placement. Nevada Star expects that the Agent will, subject to negotiations with Nevada Star and prevailing market conditions, in consideration for services rendered:

(a)	receive a cash commission equal to 7% of the gross proceeds of the Private Placement;

(b)	be granted Compensation Warrants to purchase that number of Post RTO Shares equal in number to 5% of the aggregate Subscription Receipts sold under the Private Placement at the Offering Price for a period of up to 18 months following the completion of the Amalgamation, the Consolidation and related matters; and

(c)	be reimbursed for certain of its expenses incurred in connection therewith.

The Escrowed Funds shall be deposited in escrow on the Private Placement Closing Date and will be released from escrow to Nevada Star after deducting the commission payable to the Agent and the expenses of the Agent at the Escrow Release Time upon all conditions precedent to the completion of the Amalgamation having been satisfied or waived to the satisfaction of the Agent, acting reasonably, including without limitation any required approval of the TSXV. In the event that the escrow release conditions are not satisfied by March 30, 2007, the Escrowed Funds, together with accrued interest earned thereon, will be returned to the holders of Subscription Receipts and the Subscription Receipts will be cancelled.

The fact that Nevada Star is negotiating the terms of an Agency Agreement should not be construed as any assurance with respect to the merits of the proposed transactions or the likelihood of completion of such transactions. There is no guarantee that Nevada Star will be able to raise significant funds, if any, pursuant to the Private Placement.

PART III

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

1. ISSUANCE OF NEVADA STAR SHARES PURSUANT TO THE AMALGAMATION AGREEMENT

Proposed Amalgamation

General

The Meeting has been called, among other things, to ask the Shareholders to consider, and if thought fit, pass with or without variation the RTO Resolutions approving:

(1)	the issuance of the Nevada Star Shares to the Pure Nickel Shareholders pursuant to the Amalgamation,

(2)	the change of name of the Company to “Pure Nickel Inc.”, and

(3)	the Consolidation of the issued and outstanding Nevada Star Post-Amalgamation Shares on a 5:1 basis or on such other basis as determined by the board of directors, as described herein.

The following provides an overview of the proposed Amalgamation.

Details of the Amalgamation

The Amalgamation involves Nevada Star, Pure Nickel and Subco. Pure Nickel and Subco will amalgamate and continue as one corporation, namely Amalco, which will be a wholly-owned subsidiary of Nevada Star. Pursuant to the Amalgamation Agreement, on the Effective Date:

(a)	each holder of Pure Nickel Shares, other than Pure Nickel Dissenting Shareholders, shall receive, in exchange for each one (1) Pure Nickel Share held by such shareholder on the Effective Date, 3.643 fully paid and non-assessable Nevada Star Shares; and

(b)	Nevada Star will receive one (1) fully paid and non-assessable common share in the capital of Amalco in exchange for its one and only issued and outstanding Subco common share held by Nevada Star.

No fractional Nevada Star Shares will be issued to holders of Pure Nickel Shares and in lieu of any fractional entitlement, the number of Nevada Star Shares issued to each former holder of Pure Nickel Shares shall be rounded up to the next greater whole number of Nevada Star Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Nevada Star Shares if the fractional entitlement is less than 0.5 (subject to only one (1) rounding per holder of Pure Nickel Shares).

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. Upon the Amalgamation becoming effective, Nevada Star will continue as one corporation and Amalco will continue as a wholly-owned subsidiary of Nevada Star.

If the Nevada Star Shareholders approve the RTO Resolutions at the Meeting and the other terms and conditions of the Amalgamation Agreement are satisfied, Articles of Amalgamation are expected to be filed with the Director effective on or about March 27, 2007. The CBCA provides that, upon receipt of such Articles of Amalgamation, the Director shall issue the Certificate of Amalgamation whereupon the Amalgamation will become effective.

Reasons for and Background to the Amalgamation

In 2006, the Board of Directors of Nevada Star instructed management to explore growth alternatives that included mergers with other mineral exploration companies with a view to becoming a larger and more diverse company.

In late May 2006, Robert Angrisano, President and Chief, Executive Officer of Nevada Star and J. Jay Jaski, founder of Pure Nickel, met on several occasions for the purpose of exploring a potential strategic transaction involving Nevada Star and Pure Nickel. Each party agreed to conduct an analysis as to the basis on which a transaction might proceed. Shortly thereafter, Nevada Star and Pure Nickel entered into a confidentiality agreement pursuant to which the parties granted each other access to certain confidential information and the opportunity to conduct preliminary due diligence.

Nevada Star and Pure Nickel negotiated the fundamental terms and conditions of a proposed business combination while each of them conducted due diligence on the other with respect to operations, reserve valuations and title reviews. The result of negotiations was the Amalgamation Agreement and Pure Nickel Undertaking entered into by J. Jay Jaski, the sole director of Pure Nickel.

On December 14, 2006, the Board of Directors of Nevada Star met to consider the terms and conditions of the proposed Amalgamation as contemplated by the Amalgamation Agreement. The Board of Directors of Nevada Star determined that the proposed amalgamation is in the best interests of Nevada Star and the Nevada Star Shareholders, and voted unanimously to approve the Amalgamation Agreement. The Board also determined that it would unanimously recommend that Nevada Star Shareholders vote in favour of the Ordinary Resolution.

Nevada Star, Pure Nickel and Subco announced the Amalgamation on October 16, 2006 and executed the Amalgamation Agreement on December 14, 2006. On October 13, 2006, the last day that the Nevada Star Shares traded on the Exchange before the public announcement of the proposed Amalgamation, Nevada Star Shares closed at a price of $0.15 per share.

On February 22, 2007, the Board of Directors approved this Information Circular, reaffirmed its recommendation, and authorized Nevada Star to convene the Meeting.

The decision to proceed with the Amalgamation was based on a number of factors considered by the directors and management of Nevada Star including the opportunity to participate in a combined company which:

•	will create a new company with three high quality nickel exploration properties and experienced management with proven financing skills;

•

will provide an opportunity for Shareholders to participate in a company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;

•	will have greater human resources, enabling it to more effectively undertake the development, exploration and production of precious and base metals;

•	will eliminate certain redundant general and administrative costs between Nevada Star and Pure Nickel; and

•	will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for Shareholders and an increased ability to secure financing.

Effect of the Amalgamation Upon Shareholders

Each Pure Nickel Shareholder will receive 3.643 Nevada Star Shares for every one (1) Pure Nickel Share held. The Amalgamation will result in the continuing amalgamated corporation becoming a wholly-owned subsidiary of Nevada Star, with the articles and bylaws of the amalgamated corporation being the same as those of Pure Nickel. J. Jay Jaski and Robert Angrisano will be the directors of Amalco and J. Jay Jaski will be appointed President of Amalco upon completion of the Amalgamation. Following completion of the Amalgamation, Nevada Star will change its name to “Pure Nickel Inc.” and it will continue as a publicly traded TSXV listed company and its common shares will continue to be quoted on the OTCBB. However, the symbols used by the TSXV and the OTCBB to identify the Company’s common shares will change. The Company has reserved the symbol “NIC” for use on the TSXV. The OTCBB does not permit the reservation of stock symbols. Instead the OTCBB will assign such symbol as it deems appropriate, in its discretion.

Assuming that:

(a)	Nevada Star has 84,319,287 Nevada Star Shares outstanding on the Effective Date;

(b)	there are no Pure Nickel Dissenting Shareholders in respect of the Amalgamation;

(c)	a total of 24,470,001 Pure Nickel Shares and no Pure Nickel Pre-Amalgamation Options (it is a condition of the Amalgamation that all Pure Nickel Pre-Amalgamation Options be exercised prior to the Effective Date) are outstanding on the Effective Date; and

(d)	no outstanding Nevada Star Pre-Amalgamation Options or other securities of Nevada Star exercisable or convertible into Nevada Star Shares have been exercised or converted prior to the Effective Date, there will be approximately 173,827,803 Nevada Star Shares and 3,750,000 Nevada Star Post-Amalgamation Options to purchase up to 3,750,000 additional Nevada Star Shares issued and outstanding immediately following the Effective Date, prior to giving effect to the Consolidation. After giving effect to the Consolidation, Nevada Star will have approximately 34,765,560 Common Shares and 750,000 options issued and outstanding. Pure Nickel Shareholders will hold approximately 89,508,516 Nevada Star Shares immediately following completion of the Amalgamation (prior to giving effect to the Consolidation), representing approximately 51% of the issued and outstanding Nevada Star Shares. After giving effect to the Consolidation, Pure Nickel Shareholders will hold approximately 17,901,703 Nevada Star Shares. See “Pro-Forma Information”.

Description of the Nevada Star Shares

The authorized share capital of Nevada Star consists of an unlimited number of Common Shares without nominal or par value. The holders of Nevada Star Shares are entitled to dividends if, as and when declared by the Board of Directors to one vote per share held at meetings of the Shareholders of the Company and, upon dissolution or liquidation, to share equally in the assets of the Company as are distributable to the holders of Common Shares.

The Amalgamation Agreement

The Amalgamation Agreement provides for the amalgamation of Pure Nickel and Subco and the issuance of Nevada Star Shares to non-dissenting Pure Nickel Shareholders. The following is a summary only and reference should be made to the full text of the Amalgamation Agreement set forth in Appendix “A” to this Information Circular.

Representations, Warranties and Covenants

The Amalgamation Agreement contains detailed representations and warranties made by each of Nevada Star, Pure Nickel and Subco to the others in respect of their respective assets, liabilities, capital, financial position and operations.

Each of Nevada Star and Subco (the “Nevada Star Parties”) and Pure Nickel also provide covenants in favour of the others which govern the conduct of their operations and affairs prior to the completion of the Amalgamation.

Conditions of the Amalgamation

The Amalgamation Agreement contains a number of conditions precedent to the obligations of Nevada Star and Pure Nickel thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Amalgamation becoming effective are set out in Article 8 of the Amalgamation Agreement. Please refer to the Amalgamation Agreement attached hereto as Appendix “A” for the full text of the conditions. The following is a summary of certain of the conditions precedent:

Mutual Conditions

(a)	The RTO Resolutions shall have been approved by not less than a simple majority (50% + 1) of the votes cast by Shareholders in person or by proxy at the Nevada Star Meeting in accordance with applicable Laws;

(b)	The special resolution of Nevada Star as the sole shareholder of Subco respecting the Amalgamation shall have been approved by Nevada Star in accordance with applicable Laws;

(c)	Pure Nickel’s Shareholders shall have approved the Pure Nickel Amalgamation Resolution by not less than two-thirds (2/3) of the votes cast by the Holders of Pure Nickel Shares at the Pure Nickel Meeting in accordance with applicable Laws;

(d)	The TSXV shall have conditionally approved the Amalgamation and listing on the TSXV of the Nevada Star Shares (1) to be issued pursuant to the Amalgamation as of the Effective Date, and (2) issuable upon exercise of the Nevada Star Post-Amalgamation Options;

(e)	All other appropriate regulatory approvals required to complete the Amalgamation shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Nevada Star, Pure Nickel or Amalco after the Effective Time;

(f)	All applicable consents to the transactions contemplated by the Amalgamation Agreement from any third parties shall have been obtained;

(g)	There shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under the Amalgamation Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under the Amalgamation Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under the Amalgamation Agreement in accordance with the terms and conditions thereof;

(h)	There shall not exist any prohibition at law against the completion of the Amalgamation;

(i)	None of the consents, orders, regulations or approvals contemplated in the Amalgamation Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties thereto acting reasonably; and

(j)	The Amalgamation Agreement shall not have been terminated under Article 9 thereof.

Nevada Star’s Conditions

(a)	Pure Nickel shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Time;

(b)	Each of the representations and warranties of Pure Nickel under the Amalgamation Agreement, shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except:

(i)	for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date,

(ii)	as affected by transactions contemplated or permitted by the Amalgamation Agreement; or

(iii)	where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(c)	Since the date of the Amalgamation Agreement, there shall have been no Material Adverse Change with respect to Pure Nickel or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(d)	The Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the conditions in Subsections 8.2(a), (b), (c) and (e) of the Amalgamation Agreement have been satisfied;

(e)	The Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the Nickel’s indebtedness as at such date does not exceed $150,000 and that the legal fees (excluding disbursements and GST) of Pure Nickel’s legal counsel for the Amalgamation and all matters related thereto does not exceed $150,000;

(f)	As at the date of the Amalgamation Agreement, Nevada Star shall have received from the sole director of Pure Nickel the Pure Nickel Undertaking, duly executed in respect of all Pure Nickel Shares owned by such person, directly or indirectly, or over which control or direction is exercised by such person which shall, in the aggregate, represent not less than 9% of the Pure Nickel Shares issued and outstanding;

(g)	Holders of not more than 2.5% of the issued and outstanding Pure Nickel Shares shall have exercised Pure Nickel Dissent Rights (which condition may be waived by Nevada Star);

(h)	Nevada Star, acting reasonably, shall not have delivered to Pure Nickel the Nevada Star Due Diligence Notice prior to the expiration of the Due Diligence Period;

(i)	Since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against Pure Nickel) (whether or not purportedly on behalf of Pure Nickel) that would, if successful, have a Material Adverse Effect on Pure Nickel, in the sole discretion of Nevada Star, acting reasonably;

(j)	There shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any appropriate regulatory approval or otherwise:

(i)	seeking to prohibit or restrict the acquisition by Nevada Star or Subco of any Pure Nickel Shares;

(ii)	challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Subco any damages that are material in relation to Pure Nickel;

(iii)	seeking to prohibit or materially limit the ownership or operation by Nevada Star or Subco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective subsidiaries or to compel Nevada Star or Subco to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective subsidiaries, as a result of the Amalgamation;

(iv)	seeking to prohibit Nevada Star or Subco from effectively controlling in any material respect the business or operations of Pure Nickel; or

(v)	imposing any condition or restriction that in the judgment of Nevada Star, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(k)	The board of directors and shareholders of Pure Nickel shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Pure Nickel to permit the consummation of the Amalgamation and the transactions contemplated in the Amalgamation Agreement;

(l)	All consents and approvals under any agreements to which Pure Nickel may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement;

(m)	Pure Nickel shall not, from the date of the Amalgamation Agreement and up to completion of the Amalgamation, without prior written consent of Nevada Star, have effected or taken any steps to effect any transaction or action out of the ordinary course of business;

(n)	Pure Nickel shall not have any capital expenditures except as outlined in Pure Nickel’s capital budget provided to Nevada Star in an amount exceeding $600,000 in the aggregate or $600,000 on an individual basis, except as otherwise agreed in writing by Nevada Star;

(o)	Pure Nickel shall not agree to pay and shall not make any agreement for Nevada Star to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation; and

(p)	The post-Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached as Schedule “E’ to the Amalgamation Agreement.

Pure Nickel’s Conditions

(a)	The Nevada Star Parties shall have performed or complied with, in all material respects, each of their respective obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by them on or before the Effective Time;

(b)	Each of the representations and warranties of the Nevada Star Parties under the Amalgamation Agreement, shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except:

(i)	for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date;

(ii)	as affected by transactions contemplated or permitted by the Amalgamation Agreement; or

(iii)	where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Nevada Star Parties;

(c)	Since the date of the Amalgamation Agreement, there shall have been no Material Adverse Effect with respect to the Nevada Star Parties or the Nevada Star Subsidiaries or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on the Nevada Star Parties or the Nevada Star Subsidiaries;

(d)	Pure Nickel shall have received a certificate of each of Nevada Star and Subco addressed to Pure Nickel and dated the Effective Date, signed on behalf of each of Nevada Star and Subco by two senior executive officers of Nevada Star and Subco, certifying that the conditions in Subsections 8.3(a), (b), (c) and (e) of the Amalgamation Agreement have been satisfied;

(e)	Pure Nickel shall have received a certificate of Nevada Star addressed to Pure Nickel and dated the Effective Date, signed on behalf of Nevada Star by two senior executive officers of Nevada Star confirming that Nevada Star’s debt as at such date does not exceed $50,000 and that the legal fees, disbursements and associated taxes of Nevada Star’s legal counsel for the Amalgamation and all matters related thereto, but not including any matters pertaining to the offering of Subscription Receipts, does not exceed $150,000;

(f)	On the date of the Amalgamation Agreement, Pure Nickel shall have received from the Nevada Star Principals the respective Nevada Star Undertakings, duly executed in respect of all Nevada Star Common Shares owned by such persons, directly or indirectly, or over which control of direction is exercised by such persons which shall, in the aggregate represent not less than 50.69% of the Nevada Star Common Shares issued and outstanding as at the date of the Amalgamation Agreement;

(g)	Since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity) or by any elected or appointed public official in Canada or elsewhere against Nevada Star or Subco) (whether or not purportedly on behalf of Nevada Star or Subco ) that would, if successful, have a Material Adverse Effect on Nevada Star or Subco, in the sole discretion of Pure Nickel, acting reasonably;

(h)	There shall not be any action taken, any Laws enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any appropriate regulatory approval or otherwise:

(i)	seeking to prohibit or restrict the acquisition by the Nevada Star Parties of any Pure Nickel Shares;

(ii)	challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Subco any damages that are material in relation to Nevada Star or Subco;

(iii)	seeking to prohibit or materially limit the ownership or operation by Nevada Star or Subco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective subsidiaries or to compel the Nevada Star Parties to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective subsidiaries, as a result of the Amalgamation;

(iv)	except for any escrow conditions required by the Exchange, seeking to impose limitations on the ability of the Nevada Star Parties to acquire or hold, or exercise full rights of ownership of, any Pure Nickel Shares or shares of Amalco, including the right to vote the Pure Nickel Shares or shares of Amalco purchased by it on all matters properly presented to the shareholders of Pure Nickel or Amalco;

(v)	seeking to prohibit the Nevada Star Parties from effectively controlling in any material respect the business or operations of Pure Nickel; or

(vi)	imposing any condition or restriction that in the judgment of Pure Nickel, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(i)	The boards of directors and shareholders of Nevada Star and Subco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Nevada Star and Subco, to permit the consummation of the Amalgamation;

(j)	Pure Nickel shall not have delivered to Nevada Star the Pure Nickel Due Diligence Notice prior to the expiration of the Due Diligence Period;

(k)	All consents and approvals under any agreements to which Nevada Star, the Nevada Star Subsidiaries or Subco may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received;

(l)	The post Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached as Schedule “E” to the Amalgamation Agreement;

(m)	Pure Nickel shall have received evidence satisfactory to it, acting reasonably, that Nevada Star Shares issued upon Amalgamation shall be freely tradeable under Canadian securities laws;

(n)	The Nevada Star Parties shall not, from the date of the Amalgamation Agreement and up to completion of the Amalgamation, without the prior written consent of Pure Nickel, have effected or taken any steps to effect:

(i)	a change in its articles, bylaws or constating documents;

(ii)	a subdivision, consolidation or other change to its outstanding shares (except as specifically contemplated in the Amalgamation Agreement);

(iii)	the payment of any dividend;

(iv)	any transaction or action out of the ordinary course of business (except as specifically contemplated in the Amalgamation Agreement); or

(v)	the sale or purchase of any asset or the entering into of any transaction (except as specifically contemplated in the Amalgamation Agreement);

(o)	The Nevada Star Parties shall not agree to pay and shall not make any agreement for the Nevada Star Parties, upon or following completion of the Amalgamation, to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation;

(p)	Nevada Star shall enter into an employment agreement with J. Jay Jaski, in a form satisfactory to the parties thereto, immediately prior to or concurrent with, the Amalgamation;

(q)	Nevada Star shall have delivered proof in a form satisfactory to Pure Nickel that Nevada Star has cash assets of at least US$3.3 million immediately prior to the Amalgamation; and

(r)	The Nevada Star Parties shall not have made any capital expenditures in an amount exceeding $100,000 in the aggregate or $100,000 on an individual basis, except as otherwise agreed to in writing by Pure Nickel.

Mutual Covenants

(a)	Each of Pure Nickel, Nevada Star and Subco agree that until the earlier of the Effective Date or the termination of the Amalgamation Agreement in accordance with Article 9 thereof, in each case except (i) with the consent of the other party to any deviation therefrom, or (ii) as expressly contemplated by the Amalgamation Agreement:

(i)	it and its respective subsidiaries (as applicable) shall

A.	carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice,

B.	use reasonable best efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and

C.	maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time;

(ii)	it shall not, and it shall not permit any of its subsidiaries (as applicable) to

A.	declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, except for dividends, distributions or return of capital payable by a subsidiary to such party;

B.	except as contemplated by the RTO Resolutions, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

C.	other than as contemplated by the Private Placement, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to fully vested stock options and warrants outstanding on the date of the Amalgamation Agreement; or

D.	other than as contemplated by the Private Placement, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares;

(iii)	it shall not, nor shall it permit any of its subsidiaries (as applicable) to:

A.	incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than indebtedness between such party or any of its subsidiaries and another of its Subsidiaries, or

B.	enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such party or any of its subsidiaries in connection with any indebtedness;

(iv)	it shall not, nor shall it permit any of its subsidiaries (as applicable) to:

A.	increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its subsidiaries;

B.	increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its subsidiaries;

C.	except as agreed to by the parties, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any Pure Nickel Shares or Nevada Star Shares, or otherwise amend, vary or modify any plans or the term of any stock option; or

D.	adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its subsidiaries or amend any employee benefit plan, policy, severance or termination agreement;

(v)	it shall not, nor shall it permit any of its subsidiaries to, amend or propose to amend its constating documents;

(vi)	it shall not, nor shall it permit any of its subsidiaries to, pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due;

(vii)	except as required by applicable Laws, it shall not, nor shall it permit any of its subsidiaries to, enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement;

(viii)	it shall not, nor shall it permit any of its subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to such party or any subsidiary of such party except as required by Laws or by Canadian generally accepted accounting principles as advised by such party’s or such subsidiary’s regular independent accountants, as the case may be;

(ix)	it shall not, nor shall it permit any of its subsidiaries to, make or rescind any material tax election;

(x)	it shall not nor shall it permit any subsidiary to:

A.	enter into any confidentiality or standstill agreement (other than in respect of confidentiality agreements entered into in the ordinary course of business); or

B.	amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision;

(xi)	it shall not, nor shall it permit any of its subsidiaries to, take or fail to take any action which would cause any of such party’s representations or warranties under the Amalgamation Agreement to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay the completion of the Amalgamation;

(xii)	it shall not, nor shall it permit any of its subsidiaries to, agree in writing or otherwise to take any of the actions as described in clauses 7.1(a)(ii) through (xi) of the Amalgamation Agreement.

(s)	Each of Pure Nickel, Nevada Star and Subco shall promptly advise the other parties in writing:

(i)	of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in the Amalgamation Agreement to be untrue or inaccurate in any material respect on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	of any Material Adverse Effect on such party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	of any material breach by such party of any covenant, obligation or agreement contained in the Amalgamation Agreement.

(t)	Each of Pure Nickel, Nevada Star and Subco shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its subsidiaries (if any) to, perform all obligations required to be performed by such or any of its subsidiaries under the Amalgamation Agreement, co-operate with the other parties to the Amalgamation Agreement in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Amalgamation Agreement and, without limiting the generality of the foregoing, each of Pure Nickel, Nevada Star and Subco shall:

(i)	use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 8 of the Amalgamation Agreement;

(ii)	apply for and use reasonable best efforts to obtain as promptly as practicable all appropriate regulatory approvals relating to such party or any of its subsidiaries and, in doing so, to keep the other party to the Amalgamation Agreement reasonably informed as to the status of the proceedings related to obtaining the appropriate regulatory approvals, including providing such other party with copies of all related applications and notifications, in draft form), in order for such other party to provide its reasonable comments;

(iii)	use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s subsidiaries with respect to the transactions contemplated by the Amalgamation Agreement;

(iv)	use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Amalgamation Agreement or the consummation of the transactions contemplated by the Amalgamation Agreement;

(v)	use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Amalgamation Agreement;

(vi)	effect all necessary registrations, and submissions of information required by Governmental Entities from such party or any of such party’s subsidiaries in connection with the transactions contemplated by the Amalgamation Agreement; and

(vii)	use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s subsidiaries to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such party or such party’s subsidiaries to consummate the transactions contemplated by the Amalgamation Agreement.

Covenants of Pure Nickel

Pure Nickel has given the Nevada Star Parties certain covenants including the following:

(a)	the board of directors of Pure Nickel shall recommend to the Holders of Pure Nickel Shares the approval of the Pure Nickel Amalgamation Resolution;

(b)	Pure Nickel shall, at the request and cost of Nevada Star, solicit from the Holders of Pure Nickel Shares proxies in favour of approval of the Pure Nickel Amalgamation Resolution;

(c)	subject to Section 9.2 of the Amalgamation Agreement, Pure Nickel shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation) of the Pure Nickel Meeting without Nevada Star’s prior written consent except as required by applicable Laws or, in the case of adjournment, as may be required by the Shareholders as expressed by majority resolution;

(d)	without the prior written consent of Nevada Star, not to be unreasonably withheld, Pure Nickel shall not make any payments or otherwise satisfy Employee Obligations (as defined in the Amalgamation Agreement) or create any new Employee Obligations other than run on insurance for directors and officers; and

(e)	Pure Nickel agreed that until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 9 thereof, not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid”, exempt or otherwise, within the meaning of the Securities Act, for securities of Pure Nickel, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Covenants of Nevada Star

Nevada Star has given to Pure Nickel certain covenants including the following:

(a)	Nevada Star shall cause Richard W. Graeme, Michael W. Sharon, Edward H. Waale, Donald Bosnick, John Mears and Rodney Blakestad to resign and shall cause J. Jay Jaski, Harry Blum, David McPherson and W.S. (Steve) Vaughan to be appointed to the board of directors of Nevada Star on the Effective Date or as soon as reasonably possible thereafter. Messrs. Blum, McPherson and Vaughan will be “independent” as defined under applicable securities laws;

(b)	Nevada Star shall approve Subco’s special resolution;

(c)	The Board of Directors of Nevada Star shall recommend to the Holders of Nevada Star Shares the approval of the RTO Resolutions;

(d)	Nevada Star shall, at the request of Pure Nickel, solicit from Nevada Star Shareholders proxies in favour of the RTO Resolutions;

(e)	Subject to the fiduciary obligations of the board of directors of Nevada Star and other applicable laws, Nevada Star shall use, following the Effective Date, its financial resources primarily in the development of the business of Amalco;

(f)	Until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 9 thereof, it shall not permit Subco to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets nor will Nevada Star sell, pledge, encumber or otherwise dispose of the Subco Common Shares held by Nevada Star;

(g)	Until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 9 thereof, it shall not nor shall it permit Subco to make, or commit to make, any capital expenditures (including capital lease obligations) greater than $10,000 without the written consent of Pure Nickel; and

(h)	Until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 9 thereof, Nevada Star has agreed not to, and cause Subco not to, initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid”, exempt or otherwise, within the meaning of the Securities Act, for securities of Nevada Star or Subco, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Access to Information

(a)	Subject to subsection 7.4(b) of the Amalgamation Agreement and applicable Laws, upon reasonable notice to an officer of such party, each of Pure Nickel, Nevada Star and Subco shall (and shall cause each of its subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of the other party access, during normal business hours from the date of the Amalgamation Agreement and until the earlier of the Effective Date or the termination of the Amalgamation Agreement, to its properties, books, contracts and records as well as to its management personnel, provided that such access shall be provided on a basis that the disruption to the operations of such party. During such period, each of Pure Nickel, Nevada Star and Subco shall (and shall cause each of its subsidiaries to) furnish promptly to the other party all information concerning such party’s business, properties and personnel as the other party may reasonably request.

(b)	The Nevada Star Parties and Pure Nickel acknowledge that certain information received pursuant to subsection 7.4(a) of the Amalgamation Agreement will be non-public or proprietary in nature and that such parties shall not disclose, such information to third parties without the prior written consent of the other party unless required to do so by applicable Laws.

Closing Matters

(a)	The Amalgamation Agreement stipulates that the completion of the transactions contemplated under the Amalgamation Agreement shall occur at the offices of Nevada Star’s counsel, Clark Wilson LLP, 800, 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, at 11:00 a.m. (Vancouver time) (the “Time of Closing”) on or before the second Business Day following the approval of the Pure Nickel Amalgamation Resolution, the Subco Amalgamation Resolution and the RTO Resolutions or on such other date or at such other time and place as the parties may agree.

(b)	Each of the Nevada Star Parties and Pure Nickel has agreed to deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents as may be required by the other parties to the Amalgamation Agreement, acting reasonably. For greater certainty, Pure Nickel and Nevada Star shall also deliver evidence that all necessary shareholder, regulatory and TSXV approvals have been obtained.

Termination of Amalgamation Agreement

The Amalgamation Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the Pure Nickel Amalgamation Resolutions by the Pure Nickel Shareholders, the approval of the RTO Resolutions by the Nevada Star Shareholders and the approval of the Subco Amalgamation Resolution by Nevada Star):

(a)	by the mutual consent of the Nevada Star Parties and Pure Nickel (without further action on the part of the Pure Nickel Shareholders or Nevada Star Shareholders if terminated after the Pure Nickel Meeting or this Meeting (as applicable));

(b)	by either the Nevada Star Parties or Pure Nickel, if there shall be any Laws that make consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining the Nevada Star Parties or Pure Nickel from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by either the Nevada Star Parties or Pure Nickel, if the Effective Date does not occur on or prior to February 26, 2007 or such other date as the Nevada Star Parties and Pure Nickel may agree in writing, provided, however, that the right to terminate the Amalgamation Agreement under subsection 9.2(c) thereof shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation under the Amalgamation Agreement has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Pure Nickel if the Subco Amalgamation Resolution is not submitted for approval prior to February 26, 2007 or such later date as may be agreed to in writing by Pure Nickel;

(e)	by the Nevada Star Parties if, (i) the board of directors of Pure Nickel fails to recommend or withdraws, modifies or changes its approval or recommendation of the Amalgamation Agreement and the Amalgamation, in a manner adverse to Nevada Star, (ii) the board of directors of Pure Nickel fails to affirm its approval or recommendation of the Amalgamation Agreement, the Amalgamation and the Pure Nickel Amalgamation Resolution, within five (5) Business Days of any written request to do so from Nevada Star, (iii) the Pure Nickel Amalgamation Resolution is not submitted for approval at the Pure Nickel Meeting, or the Pure Nickel Meeting is not held prior to February 20, 2007 or such later date to which the Pure Nickel Meeting shall have been adjourned or postponed as may be agreed to in writing by Nevada Star;

(f)	by either the Nevada Star Parties or Pure Nickel if, at the Pure Nickel Meeting, the requisite vote of the Pure Nickel Shareholders to approve the Amalgamation Resolution shall not be obtained;

(g)	by Pure Nickel if (i) the board of directors of Nevada Star fails to recommend or withdraws, modifies or changes its approval or recommendation of the Amalgamation Agreement and the Amalgamation, in a manner adverse to Pure Nickel, (ii) the board of directors of Nevada Star fails to affirm its approval or recommendation of the Amalgamation Agreement, the Amalgamation and the Subco Amalgamation Resolution within five (5) Business Days of any written request to do so from Pure Nickel, (iii) the RTO Resolutions are not submitted for approval at the Meeting, or the Meeting is not held before February 20, 2007 or such later date to which the Meeting shall have been adjourned or postponed as may be agreed to by Pure Nickel;

(h)	by either the Nevada Star Parties or Pure Nickel, if at the Meeting the requisite vote of the Nevada Star Shareholders to approve the RTO Resolutions shall not be obtained;

(i)	by the Nevada Star Parties or Pure Nickel, by written notice to the other parties, if any of the conditions precedent set out in section 8.1 of the Amalgamation Agreement have not been complied with or waived on or before the date required for performance thereof, provided, however, that no party may rely on the failure to satisfy any of the conditions set out in section 8.1 if the condition would have been satisfied but for a material failure by such party in complying with its obligations thereunder;

(j)	by the Nevada Star Parties, by written notice to Pure Nickel, if any of the conditions precedent set out in section 8.2 of the Amalgamation Agreement have not been complied with or waived on or before the date required for performance thereof, provided, however, that Nevada Star may not rely on the failure to satisfy any of the conditions set out in section 8.2 if the condition would have been satisfied but for a material failure by the Nevada Star Parties in complying with their obligations thereunder;

(k)	by the Nevada Star Parties, if Pure Nickel has breached any of its representations, warranties, agreements or obligations in the Amalgamation Agreement which breach would result in the failure to satisfy one or more conditions set forth in subsections 8.2(b) or (c) of the Amalgamation Agreement and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by Pure Nickel;

(l)	by Pure Nickel, by written notice to the Nevada Star Parties, if any of the conditions precedent set out in section 8.3 of the Amalgamation Agreement have not been complied with or waived on or before the date required for performance thereof; provided, however, that Pure Nickel may not rely on the failure to satisfy any of the conditions set out in section 8.3 thereof if the condition would have been satisfied but for a material failure by Pure Nickel in complying with their obligations thereunder; or

(m)	by Pure Nickel, if either of the Nevada Star Parties has breached any of its respective representations, warranties, agreements or obligations in the Amalgamation Agreement which breach would result in the failure to satisfy one or more conditions set forth in subsections 8.3(b) or (c) of the Amalgamation Agreement and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party or parties alleged to be in breach.

Non-Solicitation

Under the Amalgamation Agreement, each of Nevada Star and Pure Nickel has agreed until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 9 thereof not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid”, exempt or otherwise, within the meaning of the Securities Act, for securities of Pure Nickel, Nevada Star or Subco, as the case may be, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Resignations of Directors and Officers of Pure Nickel

Upon the Effective Date of the Amalgamation, all officers and directors of Pure Nickel other than J. Jay Jaski shall resign and J. Jay Jaski will be appointed and will serve as President of Amalco. Four positions on the board of directors of Nevada Star will be made available to nominees of Pure Nickel, being Jay Jaski, W.S. (Steve) Vaughan, Harry Blum and David McPherson. Robert Angrisano, Monty Moore and R. David Russell will not resign and will remain as directors of Nevada Star.

The Board of Directors recommends approval of the proposed issuance of Common Shares pursuant to the Amalgamation Agreement, the change of the Company’s name and the Consolidation.

The text of the proposed RTO Resolutions to approve the issuance of the Nevada Star Shares pursuant to the Amalgamation and the Amalgamation Agreement, to approve the change of name of Nevada Star Resource Corp. to Pure Nickel Inc. and to approve the Consolidation are substantially as set forth in Appendix “G” to this Information Circular.

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to Sections 182 and 183 of the CBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a)	the Amalgamation and the Amalgamation Agreement must be approved by the Pure Nickel Shareholders and by Nevada Star as the sole holder of all of the issued and outstanding common shares of Subco;

(b)	the issuance of the Nevada Star Shares to the Pure Nickel Shareholders must be approved by the Shareholders;

(c)	all conditions precedent to the Amalgamation, including completion of the RTO Resolutions, and as set forth in the Amalgamation Agreement, must be satisfied or, if applicable, waived by the appropriate party; and

(d)	the Articles of Amalgamation in the form prescribed by the CBCA must be filed with the Director.

Nevada Star Shareholder Approval

Pursuant to the policies of the TSXV, the Ordinary Resolution approving the issuance of the Nevada Star Shares to the Pure Nickel Shareholders pursuant to the Amalgamation Agreement and the Amalgamation is required to be approved by a majority of the votes cast by the Nevada Star Shareholders present in person or by proxy at the Meeting. For purposes of voting on the Ordinary Resolution at the Meeting, the Nevada Star Shareholders will be entitled to one vote for each Common Share held.

Pursuant to the YBCA, the Special Resolutions approving the change of name from Nevada Star Resource Corp. to Pure Nickel Inc. and approving the Consolidation are each required to be approved by at least 2/3 of the votes cast by the Nevada Star Shareholders present in person or represented by proxy at the Meeting. For purposes of voting on the Special Resolutions at the Meeting, the Shareholders will be entitled to one vote for each Common Share held.

Notwithstanding the foregoing, the Special Resolutions authorize the Board of Directors, without further notice to or approval of the Shareholders, subject to the terms of the Amalgamation Agreement, to decide not to proceed with and revoke such Special Resolutions at any time prior to the proposed Effective Date of the Amalgamation if, in the view of the Board of Directors, it is not in the best interests of the Nevada Star Shareholders to proceed with the change of name and/or the Consolidation.

Regulatory Approvals

It is a mutual condition of the Amalgamation Agreement that requisite regulatory approvals be obtained prior to the Effective Date. It is anticipated that Nevada Star will have made application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Amalgamation. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Nevada Star and Pure Nickel.

It is a condition to the completion of the Amalgamation that the TSXV has approved the listing of the Nevada Star Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. Nevada Star will apply to list the Nevada Star Shares to be issued pursuant to the Amalgamation on the TSXV and listing will be subject to Nevada Star and Pure Nickel fulfilling all of the listing requirements of the TSXV. Provided that conditional approval is obtained, the listing of the Nevada Star Shares on the TSXV will be subject to the on-going requirements of the TSXV.

Sponsorship

Nevada Star has obtained an exemption from the TSXV sponsorship requirements based on the condition that the directors, officers and insiders of Nevada Star and Pure Nickel enter into pooling agreements. See “Escrowed Securities”.

PROCEDURE FOR EXCHANGE OF CERTIFICATES

Upon completion of the Amalgamation, Nevada Star Shareholders will not need to take any action with respect to their Nevada Star Shares.

Pure Nickel Shareholders will be deemed to be holders of Nevada Star Shares as of the Effective Date and former registered Pure Nickel Shareholders will be entered into the register of holders of Nevada Star Shares without further act or formality. Pursuant to the terms of the Amalgamation, any certificates formerly representing Pure Nickel Shares that are not deposited with the Transfer Agent, together with a duly completed letter of transmittal (a “Letter of Transmittal”) and any other documents the Transfer Agent reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Pure Nickel Shares to receive Nevada Star Shares will be deemed to be surrendered to Nevada Star together with all interest, dividends or distributions thereon held for such Pure Nickel Shareholder.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF NEVADA STAR

The Board of Directors of Nevada Star has unanimously determined that the issuance of the Nevada Star Shares to the Pure Nickel Shareholders pursuant to the Amalgamation Agreement is fair from a financial point of view to the Shareholders and is in the best interests of Nevada Star and the Shareholders. The Board of Directors of Nevada Star unanimously recommends that the Shareholders vote in favour of the Ordinary Resolution and the Special Resolutions set out below.

Form of Proposed Ordinary Resolution

Because the Amalgamation is between Pure Nickel and Subco, the Nevada Star Shareholders are not being asked to consider the proposed Amalgamation and to give their assent to the transaction. The Holder of the Subco common shares, being Nevada Star, will be asked to pass a special resolution approving the proposed Amalgamation. However, since Nevada Star will be issuing Common Shares to the Holders of the Pure Nickel Shares and the issuance of such shares will result in a Reverse Take-Over of the Company, TSXV Policy 5.2 requires that the Nevada Star Shareholders approve by ordinary resolution the issuance of such Common Shares to the Nevada Star Subsidiaries. Therefore, the Nevada Star Shareholders will be asked to approve the Ordinary Resolution substantially in the following form:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Company be and is authorized to undertake and complete the Reverse Take Over of the Company as proposed in the Amalgamation Agreement and to issue to the Holders of Pure Nickel Shares 3.643 Common Shares for each one (1) Pure Nickel Share held in accordance with the terms and conditions of the Amalgamation Agreement;

2.	the Company be and is authorized to take such steps as necessary to give effect to these resolutions; and

3.	notwithstanding the foregoing, the Board of Directors of the Company shall have sole and complete discretion to determine whether or not to carry out the foregoing resolutions to issue Common Shares in accordance with the Amalgamation Agreement and, notwithstanding shareholder approval of the share issuance, there shall be no obligation to proceed with such issuance of Common Shares.”

The proposed form of ordinary resolution is subject to such minor amendments as may be recommended by the Company’s legal counsel but which will not affect the substance of the Ordinary Resolution.

The Board of Directors of Nevada Star unanimously recommends that the Shareholders vote in favour of the Amalgamation and the RTO.

2. NAME CHANGE

The Company proposes to change its name to “Pure Nickel Inc.”. The change of name requires approval by way of special resolution of the shareholders, being a resolution passed by not less than 2/3 of the votes of the shareholders represented in person or by proxy at the Meeting. The change of name will constitute an amendment to the Company’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the name of the Company be changed to “Pure Nickel Inc.” or such other name as the board of directors approves and the Registrar of Corporations accepts.;

2.	the Articles of the Company be altered accordingly; and

3.	notwithstanding the foregoing, the Board of Directors of the Company shall have sole and complete discretion to determine whether or not to carry out the change of the Company’s name and, notwithstanding shareholder approval of the proposed change of name, there shall be no obligation to proceed with such name change.”

The proposed form of special resolution is subject to such minor amendments as may be recommended by the Company’s legal counsel but which will not affect the substance of the special resolution.

The Board of Directors of Nevada Star unanimously recommends that the Shareholders vote in favour of the proposed change of name.

3. CONSOLIDATION OF COMMON SHARES POST-AMALGAMATION

The Company proposes to consolidate its issued and outstanding Common Shares on the basis of one (1) new common share without par value for every existing five (5) Common Shares without par value or on such other basis or ratio as the board of directors determines. The Consolidation requires approval by way of special resolution of the shareholders, being a resolution passed by not less than 2/3 of the votes of the shareholders represented in person or by proxy at the Meeting. The Consolidation will constitute an amendment to the Company’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Company are amended such that all of the Company’s common shares, both issued and unissued, be consolidated into 1/5 of that number of common shares, every five (5) of such shares before consolidation being consolidated into one (1) common share;

2.	the directors and officers of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the Yukon Registrar of Corporations and the TSX Venture Exchange in order to effect the consolidation; and

3.	the board of directors be and are hereby authorized to determine such other ratio of consolidation as they deem appropriate and may amend these resolutions accordingly and to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions.”

The Board of Directors of Nevada Star unanimously recommends that the Shareholders vote in favour of the proposed Consolidation.

As of the date hereof, the Board of Directors and their associates and affiliates in the aggregate hold or control 39,523,127 Nevada Star Shares and options to acquire an aggregate of 3,500,000 additional Nevada Star Shares which, if exercised, would result in the Board controlling 51.02% of the issued and outstanding Nevada Star Shares as of the date hereof. In reaching its determination and making its recommendation, the Board of Directors considered a number of factors including certain advantages of proceeding with the transaction, which are summarized under “Details of the Amalgamation - Reasons for and Background to the Amalgamation”. The Board of Directors also considered and evaluated information regarding the Amalgamation, including among other things:

•

the financial condition, results of operations, business, plans and current and future prospects of Nevada Star, Subco and Pure Nickel, and the potential for the enhancement of the business efficiency, management, effectiveness and financial results of the combined entity;

•	the historical and current trading prices of Nevada Star Shares;

•	the terms of the Amalgamation;

•	internal information relating to the business, operations and financial performance of Pure Nickel; and

•	the fiduciary duties and obligations of the Board of Directors in considering the Amalgamation.

Based on all of these matters and such other matters as the members of the Board of Directors deemed relevant, the Board of Directors unanimously approved the Ordinary Resolution and the Special Resolutions.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Ordinary Resolution and the Special Resolutions, the Board of Directors did not assign any relative or specific weight to the foregoing factors which were considered. Individual directors may have given different weight to these factors.

The Board of Directors appreciates that there are risks associated with the Amalgamation, including the risk that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Board of Directors believes that the factors in favour of issuing the Nevada Star Shares to the Holders of Pure Nickel Shares pursuant to the Amalgamation Agreement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

COMBINED ENTITY AFTER THE AMALGAMATION

Corporate Information

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of the Company. Former Pure Nickel Shareholders will become holders of Nevada Star Shares. In conjunction with the Consolidation, Nevada Star will amend its Articles of Incorporation in order to change its name to “Pure Nickel Inc.” subject to the approval of the Nevada Star Shareholders at the Meeting. The Company and Amalco will both exist pursuant to the CBCA.

The registered offices of the Company and Amalco (Pure Nickel Holdings Corp.) will be 95 Wellington Street West, Toronto, Ontario, M5J 2N7. The head offices of the Company and Pure Nickel Holdings Inc. will be located at 95 Wellington Street, Toronto, Ontario, M5J 2N7.

The chart below illustrates the corporate organization of the Combined Entity after giving effect to the Amalgamation and related transactions.

The Nevada Star Shares issuable to Pure Nickel Shareholders pursuant to the Amalgamation Agreement and the Nevada Star Shares underlying the Nevada Star Options to be issued pursuant to the Amalgamation Agreement will be listed and posted for trading on the TSXV subject to the satisfaction of the conditions imposed by the TSXV and on the OTCBB subject to the satisfaction of the conditions imposed by the OTCBB.

Business of the Company after the Amalgamation

The Company, through its wholly-owned subsidiary Pure Nickel Holdings Corp., will be engaged in the current businesses of Nevada Star and Pure Nickel. See Part IV “Information Concerning Pure Nickel Inc.”, Part VI “Information Concerning Nevada Star Resource Corp.”, Appendix B “Information Concerning Nevada Star Resource Corp.” and Appendix C “Information Concerning Pure Nickel Inc.”.

Directors, Officers and Promoters

The board of directors of the Resulting Issuer will be comprised of J. Jay Jaski, Robert Angrisano, Monty Moore, R. David Russell, James A. Richardson, Dale Hull, W.S. (Steve) Vaughan, Harry Blum and David McPherson. See “General Proxy Information—Resignation and Appointment of Directors”.

The following are brief biographies of the proposed directors, officers, employees, contractors and any other persons critical to the business of the Resulting Issuer and the proposed subsidiaries, their municipalities and residences and their principal occupations during the last five years:

J. Jay Jaski – Toronto, Ontario – Chairman, Chief Executive Officer and Director

Mr. J. Jay Jaski, age 53, brings business, corporate finance, regulatory and executive management experience to the Company.

Mr. Jaski is the President, Chief Executive Officer and site director of Pure Nickel. Mr. Jaski was the President and Chief Executive Officer of Regent Mercantile Bancorp. Inc., a resource sector merchant bank and, since 2004, a Limited Market Realtor. From 1999 to 2004, Mr. Jaski was Vice-Chairman and Chief Operating Officer of Octagon Capital Corp. Mr. Jaski is also a director of First Metals Inc., a mining company listed on the Toronto Stock Exchange and Caplus Power Corp., a private company focussed on the development of renewable energy. Mr. Jaski holds a Bachelor of Arts degree from Brock University.

Mr. Jaski intends to devote approximately 75% of his working time to the management of the Company.

Robert Angrisano – Seattle, Washington – Director

Robert Angrisano, age 52, of Seattle, Washington, USA brings business and management experience to the Company.

Mr. Angrisano graduated from the University of Oregon with a degree in Business Administration. He retired from Microsoft Corp. in July, 2004 after spending more than 11 years in a variety of positions including Director of Technology, Director of Business Windows and Senior Principal Technologist.

Mr. Angrisano was the President, Director and principal shareholder of M.A.N. Resources, Inc., which the Company acquired in February, 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. His principal responsibilities have been guiding companies’ directions and strategies as well as operational management. Mr. Angrisano intends to devote approximately 100% of his working time to the management of the Company during the first six months after the Effective Date and approximately 25% of his working time thereafter.

Monty Moore – Seattle, Washington – Director

Monty Moore, age 72, of Seattle, Washington, USA brings business experience to the Company. Mr. Moore was appointed Chairman of the Company in 2002 but previously held the position of President since 1993. Since 1971, Mr. Moore has been a private contractor from Seattle, Washington. Mr. Moore is a member of the Northwest Mining Association.

R. David Russell – Centennial, Colorado – Director

David Russell, age 50, of Centennial, Colorado, USA brings business and geological expertise to the Company.

Mr. Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell is currently President and Chief Executive Officer and Director of Apollo Gold. Apollo Gold is a gold mining company with operations and exploration projects in Canada, USA and Mexico. Mr. Russell is responsible for all mine operations, exploration and development and for general financial accounting and recording.

Mr. Russell’s past positions include the following: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold.

Mr. Russell intends to devote approximately 25% of his working time to the management of the Company.

W.S. (Steve) Vaughan – Toronto, Ontario – Director

Mr. Steve Vaughan, age 69, of Toronto, Ontario brings legal, mining and securities regulatory experience to the Company.

Mr. Vaughan is a Partner at the law firm of McMillan Binch Mendelsohn and is the Chair of the firms’s Natural Resource Group. Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. Mr. Vaughan has a Bachelor of Science and Master of Science Degree in Geology as well as a law degree and has worked in, or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955. He served as a Director of Atomic Energy of Canada Limited from 1992 to 1998 and was Chair of its Environmental Committee. Mr. Vaughan has also served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a Director and Member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former Director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a Past Member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force.

Harry Blum – Toronto, Ontario – Director

Mr. Blum, age 45, of Toronto, Ontario brings accounting and transactional expertise to the Company.

Mr. Blum, managing partner of the transaction advisory services group with DMCT, LLP, has over 20 years of audit, tax and advisory experience. Formerly a senior professional with one of the big four accounting firms, Harry joined DMCT in 1992 and was admitted to the Partnership in 1995. Since that time, his practice has focused on the mid market offering specialized transaction and financial advisory services across various industry sectors including manufacturing, financial services, technology, professional services, and consumer products. He has serviced both public and private companies and his scope of expertise ranges from financial due diligence, structuring purchase and sale transactions, restructurings, initial public offerings, acquisitions, divestitures, carve-outs, spin-offs etc. In addition, he has lead teams in the area of income trust conversions, complex tax based transactions and other strategic advisory assignments. Harry’s clients include major financial institutions, large private and public companies, and private equity funds in both Canada and the United States. Harry previously served as President and Director of Whitmore Resource Corp. from July 13, 2000 to November 22, 2004. Harry graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

David R. McPherson – St. Catherines, Ontario – Director

Mr. McPherson, age 53 brings financial experience to the Company.

Mr. McPherson has over 25 years of financial institution experience with a major chartered bank, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community based economic development groups including Niagara Growth Fund, a regional venture capital fund based in Niagara. From 2001-2006 Mr. McPherson was a Vice-President with FirstOntario Credit Union and led strategy development, product and marketing groups. Since the fall of 2006 he has been self-employed as a management consultant.

James A. Richardson – Toronto, Ontario – Chief Financial Officer

Mr. Richardson brings accounting and business expertise to the Company. Mr. Richardson is the chief financial officer of Pure Nickel. Mr. Richardson is a Chartered Accountant with almost 40 years of experience in financial management. From 1974 to 1989, Mr. Richardson was first employed by, and then a partner of, Clarkson Gordon and its international affiliate, Arthur Young, in Toronto, London, Vancouver, and Singapore. From 1989 to 1994, Mr. Richardson was a partner of KPMG in London, and was responsible for establishing their Corporate Recovery practice in Europe. Since 1994, Mr. Richardson has practised as a “company doctor”, assisting distressed corporations both public and private, and serves as Chairman of Manaca Inc., Company Doctors. From 1999 to 2003, Mr. Richardson served as a director of Plaintree Systems Inc., a TSX-listed internet technology company, and, as Interim Chief Executive Officer in 1999 oversaw a successful reorganization and re-financing of the company. Mr. Richardson is currently chief financial officer and a director of First Metals Inc., a junior mining company listed on the Toronto Stock Exchange (“TSX”), a director and officer of Waseco Resources Inc., a TSX Venture Exchange listed uranium exploration company and Roxmark Mines Limited, a CNQ listed gold and molybdenum exploration company as well as being a director of Arus Corporation (the TSX listed holding company for Hollinger Inc.). Mr. Richardson has a bachelor of arts degree (honours) in Economics from the University of Toronto and he is a Fellow of Insolvency Practitioners Association, UK since 1993.

Mr. Richardson intends to devote approximately 50% of his time to the Company.

Dale Hull – Ottawa, Ontario – Chief Operating Officer

Mr. Hull, age 69, brings technical geological expertise to the Company. Mr. Hull is the chief operating officer and a founding shareholder of Pure Nickel. Mr. Hull is the President, Hull Consulting Services Ltd., a company that assists financiers and mining companies in exploiting Ni-Cu-PGE projects in Canadian provinces and in Canada’s high arctic. Mr. Hull was founding president and chief executive officer of Great Northern Mining & Exploration Inc., an exploration stage mining company with interests in a Ni-Cu-PGE project on Victoria Island, Nunavut Territory, in 2004. Between 1984 and 2004, Mr. Hull was Director, Economic Policy, Mineral Policy Sector of Natural Resources Canada (Ottawa) a government department making recommendations on Canada’s mining and exploration industries, international investment promotion, and exploration financing in Canada and abroad. From 1971 to 1984, Mr. Hull was an associate professor of economics, Memorial University of Newfoundland, St. John’s, Newfoundland. Mr. Hull holds an M.A. and Ph.D. degrees in Economics from McGill University, Montreal, Canada.

Mr. Hull intends to devote approximately 75% of his time to the Company.

Other Reporting Issuer Experience

The following table set out the proposed directors, officers and promoters of the Resulting Issuer that are or have been within the last five years directors, officers or promoters of other reporting issuers.

Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To

J. Jay Jaski

First Metals Inc.	TSX	Director	August, 2006	Present

Applied Terravision Inc.	TSXV	Director	1998	2001

R. David Russell

Apollo Gold Corporation	TSXV	[President?] Director, CEO	March, 2002	Present

Calais Resources Inc.	OTCBB	Director	July, 2005	Present

Idaho General Mines Inc.	AMEX	Director	August, 2002	Present

W. S. (Steve) Vaughan

Algoma Central Corporation	TSX	Director Secretary	May 2, 2000	Present

		Secretary	June 30, 1990	Present

AMT International Mining Corp.	TSX	Director	May 20, 1997	July 29, 1999

		Secretary	May 20, 1997	June 11, 2002

Apollo Gold Corporation	TSX	Director	July, 2005	Present

Consolidated Tanager Limited	Unlisted	Director	December 29, 1987	December 25, 1995

		Secretary	December 29, 1987	December 25, 1995

Explorers Alliance Corporation	CDN	Director	September 17/96	November 16, 2001

Golden China Inc.	Public	Director	June, 2004	Resigned

Khan Resources Inc.	Public	Director	February 5, 2004	December 9, 2004

Link Mineral Ventures Ltd. (formerly Azul Resources Corp.)	CDN	Director	July 5, 1996	April 16, 1998

Polyphalt Inc.	CDN/TSXV	Director	May 13, 1996	February 29, 2000

		Secretary	March 24, 2000	March 29, 2000

Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To

Platte River Gold Inc.	Public	Director/ President	January 7, 2004	Present

Thundermin Resources Inc. (formerly Thunderwood Resources Inc. and Joutel Resources Inc.	TSX	Director	July 23, 1985	November 1, 1998

Weda Bay Minerals Inc.	TSX	Director	March 26, 1999	February 4, 2004

Windy Mountain Explorations Ltd.	CDN	Director	June 28, 1990	May 5, 2003

		Secretary	June 28, 1990	May 5, 2003

Western Troy Capital Resources Inc.	TSXV	Director	May 17, 2004	Present

Zaamar Goldfields Corporation	Private	Director	September 23, 1996	June 2, 2000

Harry Blum

Vector Wind Energy Inc. (formerly Minera Delta Inc.)	Unlisted	Director	February 2000	November 2004

James A. Richardson

First Metals Inc.	TSX	Chief Financial Officer	August 2006	Present

Adroit Resources Inc.	TSXV	Officer	September 2005	Present

	TSXV	Director	September 2005	Present

Waseco Resources Inc.	TSXV	Director	August 2000	Present

Roxmark Mines Limited	CNQ	Director	January 2005	Present

Argus Corporation	TSX	Director	January 2003	2003

Datalex Corporation	MX (delisted)	Director	January 2005	2002

Plaintree Systems Inc.	TSX	Director	1999	2003

Indebtedness of Directors and Officers

None of the proposed management and nominees are indebted to Nevada Star, Pure Nickel or the Nevada Star Subsidiaries.

Corporate Cease Trade Orders and Bankruptcies

Except as disclosed herein, to the knowledge of Nevada Star and Pure Nickel, none of the directors, officers or principal shareholders of Nevada Star (assuming completion of the Amalgamation and RTO) are, or have been within the last ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Mr. Richardson, as a company director, was Interim CEO of Plaintree Systems Inc. (“Plaintree”) when it filed a proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) as part of a financial reorganization in 1999. All of Plaintree’s commitments under the proposal were fulfilled, it was refinanced and its market capitalization increased by 100-fold. Subsequently, Mr. Richardson was a member of Plaintree’s Board of Directors when its new management filed a second proposal under the BIA in 2002. All of Plaintree’s commitments to its creditors under the second proposal were similarly fulfilled.

Mr. Richardson became a member of the Board of Directors of Datalex Inc. (“Datalex”) (MX) following the suspension of its shares from trading, and the company was thereafter delisted. Subsequently, having arranged a refinancing transaction, Datalex filed a proposal with its creditors under the BIA, fulfilled all of its terms and is up to date with all of its creditors.

Mr. Richardson became a member of the Board of Directors of Argus Corporation (“Argus”) in January 2005. Subsequently, in May 2005 Argus, by court order, was added to the receivership proceedings of The Ravelston Corporation.

Penalties and Sanctions

None of the proposed officers, directors or promoters of the Company have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed officers or directors or promoters of the Company have, within the ten years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

There are no existing or potential material conflicts of interest between a proposed director, officer or promoter of the Company with the Company of any of the proposed transactions set out in this Information Circular.

Executive Compensation

The following sets forth compensation for the Company’s Named Executive Officers for the 12 months following the Amalgamation:

			Annual Compensation			Long Term Compensation
						Awards			Payouts
Name and Principal Position following the Amalgamation	Financial Year End		Salary (CA$)	Bonus (CA$)	Other Annual Compensation (CA$)	Securities Under Option/ SARs granted (#)		Restricted Shares or Restricted Share Units (CA$)	LTIP Payouts (CA$)	All other Compen- sation (CA$)
J. Jay Jaski Chairman, CEO and Director	2007	(1)	$180,000	Nil	Nil	1,000,000	(4)	Nil	Nil	Nil
James A. Richardson(2) CFO	2007	(1)	$72,000	Nil	Nil	250,000	(4)	Nil	Nil	Nil
Dale Hull(3) COO	2007	(1)	$72,000	Nil	Nil	250,000	(4)	Nil	Nil	Nil

NOTES:

(1)	The term of the applicable employment or consulting agreements will commence on the closing of the Amalgamation.

(2)	Mr. Richardson provides his services through Manaca Inc., a corporation controlled by Mr. Richardson.

(3)	Mr. Hull provides his services through Hull Consulting Services Ltd., a corporation controlled by Mr. Hull.

(4)	Stock options to be issued upon closing of the RTO, at a price and for a period to be determined, subject to TSXV approval.

Employment Agreements

Jaski Employment Agreement

Upon or immediately prior to the RTO, Mr. Jaski shall enter into an employment agreement (the “Jaski Agreement”) with the Company having an initial term of three years, automatically renewing for successive additional twelve month periods unless terminated earlier. Mr. Jaski will receive an annual salary of CAD$180,000 to be paid on a monthly basis, with the salary payable either in cash or Nevada Star Shares at the average closing market price for the Nevada Star Shares five trading days prior to the date of the payment of the salary. In addition, Mr. Jaski will receive stock options to purchase a total of 1,000,000 Nevada Star Shares at a price and for a period to be determined in accordance with applicable laws and TSXV policy. The Company will incur the expense of insuring the life of Mr. Jaski for CAD$1 million, providing standard disability insurance and an annual medical exam.

Other than as set forth above, the material terms of the Jaski Agreement are substantially the same as those in his existing employment agreement with Pure Nickel, which is described under the heading “Appendix “C”- Information Concerning Pure Nickel – Executive Compensation – Management Contracts.

Richardson Consulting Agreement

Upon or immediately prior to the RTO, the Company will enter into a consulting agreement (the “Richardson Agreement”) with Manaca Inc., a corporation controlled by James A. Richardson, pursuant to which Mr. Richarson will provide services normally associated with the position of chief financial officer to the Company. The Richardson Agreement will have an initial term of two years and is renewable, on the consent of both parties, for additional one-year periods. The Agreement provides for an annual base fee of $72,000 to be paid to Manaca Inc. on a monthly basis and the issuance of stock options to purchase a total of 250,000 Nevada Star Shares at a price and for a period to be determined in accordance with applicable laws and TSXV policy. In addition, Mr. Richardson is eligible for a bonus, to be determined in the discretion of the Board of Directors, and to participate in any stock option plan or benefit plans of the Company.

Other than as set forth above, the material terms of the Richardson Agreement are substantially the same as those in the existing consulting agreement with Pure Nickel, which is described under the heading “Appendix “C”- Information Concerning Pure Nickel – Executive Compensation – Management Contracts.”

Hull Consulting Agreement

Upon or immediately prior to the RTO, the Company will enter into a consulting agreement (the “Hull Agreement”) with Hull Consulting Services Ltd., a corporation controlled by Dale Hull, pursuant to which Mr. Hull will provide services normally associated with the position of chief operating officer to the Company. The Hull Agreement will have an initial term of one year and is renewable, on the consent of both parties, for additional one-year periods. The Agreement provides for an annual base fee of $72,000 (excluding G.S.T. and disbursements) to be paid to Hull Consulting Services Inc. on a monthly basis and the issuance of stock options to purchase a total of 250,000 Nevada Star Shares at a price and for a period to be determined. In addition, Mr. Hull is eligible for a bonus, to be determined in the discretion of the Board of Directors, and to participate in any stock option plan or benefit plans of the Company.

Other than as set forth above, the material terms of the Hull Agreement are substantially the same as those in the existing consulting agreement with Pure Nickel, which is described under the heading “Appendix “C”- Information Concerning Pure Nickel – Executive Compensation – Management Contracts.”

Principal Holders of Securities

To the knowledge of the directors and senior officers of Nevada Star and Pure Nickel after giving effect to the Amalgamation, the Consolidation and related transactions, the following persons will beneficially own, directly or indirectly, or exercise control or direction over 10% or more of the votes attached to the Post RTO Shares. It is possible, however, that a Nevada Star Shareholder or a Pure Nickel Shareholder may acquire Post RTO Shares pursuant to the Private Placement, which would cause such person to beneficially own, directly or indirectly or exercise control or direction over 10% or more of the votes attached to the Post RTO Shares after giving effect to the Amalgamation, the Consolidation and related transactions.

Name of Shareholder	Number of Post RTO Shares		Percentage of Post RTO Shares before conversion of Subscription Receipts(3)
Monty Moore, Seattle Washington USA	4,440,000	(1)	12.77%
Cede & Co., New York, New York USA	4,940,416	(2)	14.21%

NOTES:

(1)	Includes 1,412,838 Post RTO Shares owned by Pacific Rainier, Inc., a privately held company controlled by Monty Moore.

(2)	The Company is not aware of the beneficial ownership of these Post RTO Shares.

(3)	Based on 34,765,560 Post RTO Shares.

Corporate Cease-Trade Orders or Bankruptcies

None of the proposed directors of the Company are, or within the 10 years prior to the date of this Information Circular have been, a director, officer or promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the British Columbia Registrar of Companies or other similar authority or was subject to a cease-trade order or similar order, or an order that denied the other issuer access to any statutory exemptions or suspension order for a period of more than 30 consecutive days. None of the proposed directors of the Company have been a director, officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy and made a proposal under any legislative authority relating to bankruptcy or insolvency or has been subject to or has instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the proposed directors of the Company have been the subject of any penalties or sanctions imposed by a court or securities regulatory authorities relating to trading and securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

No proposed director of the Company has, within the 10 years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STOCK EXCHANGE LISTINGS

The outstanding Nevada Star Shares are currently listed and posted for trading on the TSXV under the symbol “NEV”, and are quoted on the OTCBB under the symbol “NVSRF”. On October 13, 2006, the last day on which the Nevada Star Shares traded on the TSXV prior to the date of the announcement of the proposed Amalgamation, the closing price of the Nevada Star Shares on the TSXV was $0.15 per Nevada Star Share.

Subject to acceptance by the TSXV, upon completion of the Amalgamation the Nevada Star Shares will continue to be listed on the TSXV and will continue to be quoted on the OTCBB. Nevada Star has reserved the symbol “NIC” with the TSXV. The OTCBB does not permit the reservation of stock symbols. Instead the OTCBB assigns symbols at its discretion.

FEES AND EXPENSES

Costs of the Amalgamation, the Consolidation and related transactions including expenses incurred by Pure Nickel and Nevada Star in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees are estimated to be $125,000 in aggregate. This does not include costs associated with the Private Placement which are estimated to be $50,000 (excluding commissions payable to the Agent).

SELECTED PRO-FORMA INFORMATION

Pro-Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Nevada Star as at August 31, 2006 (audited), Subco as at September 30, 2006 (unaudited) and Pure Nickel as at September 30, 2006 (audited) and pro-forma consolidated capitalization of Nevada Star as at September 30, 2006, after giving effect to the Amalgamation.

	Nevada Star as at August 31, 2006 (audited)	Subco as at September 30, 2006 (unaudited)	Pure Nickel as at September 30, 2006 (audited)		Pro-Forma(1) capitalization of the Resulting Issuer as at September 30, 2006 (unaudited)		Resulting Issuer after giving effect to the exercise of the Subscription Receipts (unaudited)
Pure Nickel Shares	—	—	24,100,001	(2)	0	(3)	0	(3)
Pure Nickel Options	—	—	100,000		0	(4)	0
Nevada Star Shares	84,319,287	—	—		34,765,560	(5)	43,654,449	(6)(8)(9)
Nevada Star Options	3,750,000	—	—		2,250,000	(7)	2,250,000
Subscription Receipts	0	—	—		8,888,889	(8)	0	(9)
Warrants	0	—	—		0		4,444,445	(8)(10)
Subco common shares	—	1	—		0	(3)	0	(3)
Amalco common shares(11)	—	—	—		24,470,002	(3)(4)	—

Notes:

(1)	After giving effect to the Amalgamation, the RTO and the Consolidation, but not taking into account the Private Placement. See also “Appendix “D” - Pro-Forma Consolidated Financial Statements of Nevada Star Resource Corp. as at September 30, 2006.”

(2)	Does not include 370,000 Pure Nickel Shares issued by the Corporation on January 1, 2007. As at the date hereof, 24,470,001 Pure Nickel Shares are issued and outstanding.

(3)	All Pure Nickel Shares and common shares in the capital of Subco will be converted, on a 1:1 basis, into common shares in the capital of Amalco.

(4)	Pure Nickel Options are automatically exercisable immediately prior to the Amalgamation.

(5)	Includes 89,508,516 (17,901,703 after giving effect to the Consolidation) Nevada Star Shares issuable to Pure Nickel Shareholders upon completion of the Amalgamation.

(6)	Includes 8,888,889 Nevada Star Shares issued to the holders of the Subscription Receipts upon the exercise thereof.

(7)	After completion of the RTO, 1,000,000 Stock Options will be issued to J. Jay Jaski and 250,000 stock options will be issued to each of Hull Consulting Services Ltd. and Manaca Inc. pursuant to the Jaski Agreement, the Hull Agreement and the Richardson Agreement, respectively.

(8)	Assumes subscription in full of the Private Placement.

(9)	The Subscription Receipts will be automatically exercised upon completion of the Amalgamation, the RTO, the Consolidation and related transactions

(10)	Includes 4,444,444 Nevada Star Shares issued to the holders of the Subscription Receipts upon the exercise thereof.

(11)	The Resulting Issuer will hold all of the common shares of Amalco.

As at September 30, 2006, on a pro-forma basis after giving effect to the Amalgamation, Nevada Star has net working capital of $5,572,731.

ESCROWED SECURITIES

To the knowledge of the Company and Pure Nickel as of the date of this Information Circular, the following table sets out the particulars of the Nevada Star Shares that are pooled pursuant to pooling agreements among the officers, directors, insiders and promoters of Nevada Star Resource Corp. and Pure Nickel Inc. and Clark Wilson LLP as poolholder. For information relating to those securities of Pure Nickel that are subject to pooling as of the date hereof, please see Appendix “C” “Information Concerning Pure Nickel Inc.”.

		Prior to Giving Effect to the RTO		After Giving Effect to the RTO(1)(2)
Name and Municipality of Residence of Shareholder	Designation of Class	No. of Securities to be Pooled	Percentage of Class	No. of Securities to be Pooled(P) / Escrowed(E)		Percentage of Class
Edward H. Waale Shoreline, Washington, USA	Nevada Star Shares	177,874	0.12%	33,575	(P)	0.01%
J.Jay Jaski Toronto, Ontario, Canada	Nevada Star Shares	0	0.00%
Robert Angrisano Seattle, Washington, USA	Nevada Star Shares	12,082,396	18.29%	2,416,479	(P)	6.95%
Michael W. Sharon Ellensberg, Washington, USA	Nevada Star Shares	258,400	0.28%	47,680	(P)	0.14%
Karen Liu Vancouver, British Columbia, Canada	Nevada Star Shares	150,000	0.18%	30,000	(P)	0.09%
David Russell Centenial Colorado, USA	Nevada Star Shares	0	0.00%	0		0.00%
James A. Richardson Toronto, ON, Canada	Nevada Star Shares	0	0.00%	0		0.00%
Hull Consulting Services Ltd. (Dale L. Hull President)	Nevada Star Shares	0	0.00%	0		0.00%
Dale L. Hull Ottawa, ON, Canada	Nevada Star Shares	0	0%	0		0.00%
Donald Bosnick Gig Harbour, Washington, USA	Nevada Star Shares	4,929,330	5.84%	985,844		2.84%
John Mears Tucson, Arizona, USA	Nevada Star Shares	0	0.00%	0		0.00%
Rodney Blakestad Sahuarita, Arizona, USA	Nevada Star Shares	0	0.00%	0		0.00%
Monty Moore Seattle, Washington, USA	Nevada Star Shares	21,975,127	26.06%	4,395,025		12.64%

		Prior to Giving Effect to the RTO		After Giving Effect to the RTO(1)(2)
Name and Municipality of Residence of Shareholder	Designation of Class	No. of Securities to be Pooled	Percentage of Class	No. of Securities to be Pooled(P) / Escrowed(E)	Percentage of Class
Richard Graeme Tucson, Arizona, USA	Nevada Star Shares	100,000	0.12%	20,000	0.06%
Harry Blum Toronto, ON, Canada	Nevada Star Shares	0	0%	0	0%
David McPherson St. Catherines, ON, Canada	Nevada Star Shares	0	0%	0	0%

Notes:

(1)	Based on 34,765,560 Post RTO Shares issued and outstanding.

(2)	Does not include Post RTO Shares issuable upon the exercise of stock options.

Pro-Forma Financial Statements

The pro-forma financial statements of Nevada Star, having given effect to the completion of the Amalgamation, are set forth in Appendix “D” - Pro-Forma Financial Statements.

TIMING

If the Meeting is held as scheduled and is not adjourned and the other conditions set forth in the Amalgamation Agreement are satisfied or waived, Nevada Star expects that the Effective Date will be on or about February 28, 2007. It is not possible, however, to state with certainty when the Effective Date will occur.

The Amalgamation will become effective upon the filing with the Registrar of the Articles of Amalgamation, together with such other material as may be required by the Registrar and the issuance by the Registrar of the Certificate of Amalgamation.

JUDICIAL DEVELOPMENTS

Nevada Star is not aware of any recent legal developments with respect to transactions similar to the Amalgamation.

Shareholders should consult their legal advisors for determination of their legal rights with respect to the Amalgamation.

INTERESTS OF EXPERTS

No person or company providing or certifying a report described or included in this Information Circular has any interest in Nevada Star, the Nevada Star Subsidiaries, Pure Nickel or the Combined Entity.

RISK FACTORS

Nevada Star Shareholders and Pure Nickel Shareholders voting in favour of the Amalgamation and Consolidation will be choosing to combine the businesses of Nevada Star and Pure Nickel. This combination involves risks. The risk factors described in this section and elsewhere in this Information Circular describe some but not all of the risks associated with the Amalgamation, the Consolidation and the Resulting Issuer and holding Post RTO Shares thereafter. Before voting in favour of the Ordinary Resolution and the Special Resolutions, Nevada Star Shareholders should carefully consider these risks along with other risk factors appearing in this Information Circular.

Nevada Star Shares and Share Prices

There has been no public market for the Pure Nickel Shares, an active market for the Post RTO Shares may not develop or be sustained, the market price of the Post RTO Shares will likely be volatile and the Nevada Star Shareholders and Pure Nickel Shareholders may incur losses on their investments.

Prior to the completion of the Amalgamation, Consolidation and related transactions there has been no public market for the Pure Nickel Shares. Upon completion of the Amalgamation, the Consolidation and related transactions, the Nevada Star Shares issued to Pure Nickel Shareholders will be listed on the TSXV. The Amalgamation and listing of such shares remain subject to satisfaction of the conditions imposed by the TSXV and such approval may not be received on a basis acceptable to Nevada Star and Pure Nickel, or at all.

An active public market for the Post RTO Shares may not develop or be sustained after completion of the Amalgamation and the Consolidation. Upon completion of the Amalgamation, the Consolidation and related transactions, the market price of Post RTO Shares may be volatile and may fluctuate significantly in response to various factors and events, most of which the Resulting Issuer cannot control. If so, Nevada Star Shareholders and Pure Nickel Shareholders may incur substantial losses on their investments.

Trading prices of Post RTO shares may be less than historical trading prices of the Nevada Star Shares.

Upon completion of the Amalgamation, the Consolidation and the related transactions, the trading price of the shares may be less than historical trading prices of the Nevada Star Shares and it is impossible to predict the trading prices of the Nevada Star Shares after completion of the Amalgamation, the Consolidation and related transactions. Accordingly, the historical trading prices of Nevada Star Shares may not be indicative of the trading price of the Post RTO shares.

If there are substantial sales of the Post RTO shares, the trading price of such shares will likely decline significantly.

Upon completion of the Amalgamation and the Consolidation, if the Company’s shareholders undertake substantial sales of the Post RTO Shares, the trading price of such shares will likely decline significantly. Additionally, sales of a large number of Post RTO Shares in the public markets or potential for such sales could decrease the trading price of the Post RTO Shares and could impair the Resulting Issuer’s ability to raise capital through future sales of Post RTO Shares.

Shareholders should not anticipate receiving cash dividends on Post RTO shares.

Shareholders should not anticipate receiving cash dividends on the Post RTO shares. Neither Nevada Star nor Pure Nickel has ever declared or paid any cash dividends or distributions on its capital stock. The Resulting Issuer currently intends to retain future earnings to support operations and to finance explorations and therefore does not anticipate paying any cash dividends on the Post RTO Shares in the foreseeable future.

Risks Associated With Business Assuming Completion of the Amalgamation and the Consolidation

Each of Nevada Star and Pure Nickel has a limited operating history and as a result there is no assurance the Resulting Issuer can operate on a profitable basis.

The Resulting Issuer will have a limited operating history and must be considered to be an exploration stage company. The Resulting Issuer’s operations will be subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Resulting Issuer plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Resulting Issuer in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, the Resulting Issuer may decide to abandon its claims and acquire new claims for new exploration or cease operations. The acquisition of additional claims will be dependent upon the Resulting Issuer possessing capital resources at the time in order to purchase such claims. If no funding is available, the Resulting Issuer may be forced to abandon our operations. No assurance can be given that the Resulting Issuer will be able to operate on a profitable basis.

If the Resulting Issuer does not obtain additional financing, its business will fail and our investors could lose their investment.

As at September 30, 2006, Pure Nickel had cash in the amount of CDN$1,451,739 and working capital of approximately CDN$560,000. As of August 31, 2006, Nevada Star had cash in the amount of US$157,799 and working capital of US$179,794. Neither Nevada Star nor Pure Nickel currently generates revenues from operations except those generated from Nevada Star’s royalty interests in a copper property which are credited to “mineral resources” on its balance sheet rather than being identified as “revenues” in its statement of operations. The Resulting Issuer’s business plan calls for substantial investment and cost in connection with the acquisition and exploration of its mineral properties currently under lease and option. In order to maintain the Fox River Agreement and the Axis Lake Agreement in good standing, Pure Nickel must incur certain minimum exploration expenditures annually. There can be no assurance that the Resulting Issuer will have the funds required to make such expenditures or that those expenditures will prove profitable. Any direct acquisition of any of the claims under lease or option is subject to the Resulting Issuer’s ability to obtain the financing necessary for it to fund and carry out exploration programs on the subject properties. The requirements are substantial. Other than the Private Placement, there are no arrangements in place for additional financing and the Resulting Issuer can provide no assurance to investors that it will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for minerals, investor acceptance of our properties, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to the Resulting Issuer. The most likely source of future funds presently available to the Resulting Issuer is through the sale of equity capital and loans. Any sale of share capital will result in dilution to existing shareholders.

From time to time, the Resulting Issuer may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase debt levels of the Resulting Issuer above industry standards. Depending on future exploration and development plans, the Resulting Issuer may require additional financing which may not be available or, if available, may not be available on favourable terms.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

Neither Nevada Star nor Pure Nickel has earned any revenues as of the date of this Information Circular and neither has ever been profitable. Neither company has an interest in any revenue generating properties. The businesses of Nevada Star and Pure Nickel to date have been primarily in organizational activities and limited exploration activities. Prior to being able to generate revenues, the Resulting Issuer will incur substantial operating and exploration expenditures without realizing any revenues. Therefore the Resulting Issuer expects to incur significant losses into the foreseeable future. Nevada Star and Pure Nickel each have a limited operating history upon which an evaluation of our future success or failure can be made. Nevada Star’s net loss from inception to the third quarter ended August 31, 2006 is US$7,799,135 and Pure Nickel’s net loss from incorporation to September 30, 2006 is CDN$1,285,911. If the Resulting Issuer is unable to generate significant revenues from its activities, it will not be able to earn profits or continue operations. Based upon current plans, the Resulting Issuer is expected to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. We can provide investors with no assurance that the Resulting Issuer will generate any operating revenues or ever achieve profitable operations. If the Resulting Issuer is unsuccessful in addressing these risks, our business will most likely fail and its investors could lose their entire investment.

There are no known reserves of minerals on Nevada Star or Pure Nickel’s respective mineral claims and we cannot guarantee that the Resulting Issuer will find any commercial quantities of minerals.

Neither Nevada Star nor Pure Nickel has found any mineral reserves on their respective claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Resulting Issuer will be able to exploit the reserves or, if the Resulting Issuer is able to exploit them, that it will do so on a profitable basis. Substantial expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by the Resulting Issuer will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Resulting Issuer not receiving an adequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that the Resulting Issuer’s business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines.There is no assurance that any of the claims the Resulting Issuer will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of the Resulting Issuer to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Resulting Issuer’s operations, financial condition and results of operations.

The Resulting Issuer will be subject to uninsurable risks, which could reduce or eliminate any future profitability.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Resulting Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Post RTO Shares.

As of the date of this Information Circular, neither Nevada Star nor Pure Nickel is insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Resulting Issuer will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Resulting Issuer becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Resulting Issuer has to pay such liabilities and result in bankruptcy. Should the Resulting Issuer be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The Resulting Issuer will be subject to market factors and volatility of commodity prices beyond its control.

The marketability of mineralized material which may be acquired or discovered by the Resulting Issuer will be affected by numerous factors beyond its control. These factors include market fluctuations in the prices of minerals sought, which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but may result in the Resulting Issuer not receiving an adequate return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the control of the Resulting Issuer. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Resulting Issuer would have a material adverse effect on the Resulting Issuer, and could result in the suspension of its exploration programs or mining operations.

The Resulting Issuer may not have good title to its mining claims.

The validity of mining claims generally can be contested, and although Nevada Star and Pure Nickel have each has taken steps to acquire the necessary title to the mining claims comprising their respective mineral projects, some risk exists that title to such claims may be defective. There can be no assurance that the Resulting Issuer will be able to obtain the required mining and other permits for any of its mineral projects, if, as, and when mining operations come viable at such mining projects.

If the Resulting Issuer cannot compete successfully for financing and for qualified managerial and technical employees, our exploration program may suffer.

Competition in the mining industry includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Resulting Issuer will have. As a result of this competition, the Resulting Issuer may be unable to acquire additional financing on terms it considers acceptable. The Resulting Issuer will also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If the Resulting Issuer is unable to successfully compete for financing or for qualified employees, its exploration program may be slowed down or suspended.

If the Resulting Issuer is unable to hire and retain key personnel, it may not be able to implement its business plan.

The Resulting Issuer’s success is also largely dependent on its ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals are in high demand and the Resulting Issuer may not be able to attract the personnel it needs. In addition, the Resulting Issuer may not be able to afford the high salaries and fees demanded by qualified personnel, or it may lose such employees after they are hired. Failure to hire key personnel when needed, or on acceptable terms, would have a significant negative effect on the Resulting Issuer’s business.

Inability of our officers and directors to devote sufficient time to the operation of the business may limit the Resulting Issuer’s success.

Presently some of the proposed officers and directors will allocate only a portion of their time to the operation of the Resulting Issuer’s business. If the business requires more time for operations than anticipated or the business develops faster than anticipated, the officers and directors may not be able to devote sufficient time to the operation of the business to ensure that it continues as a going concern. Even if this lack of sufficient time of our management is not fatal to the Resulting Issuer’s existence, it may result in limited growth and success of the business.

Since the probability of an individual prospect ever having reserves is extremely remote, any funds spent on exploration will probably be lost.

The probability of an individual prospect ever having reserves is extremely remote. In all probability the Resulting Issuer’s properties do not contain any reserves. As such, any funds spent on exploration will probably be lost which result in a loss of your investment.

The Resulting Issuer will be subject to various government regulations and environmental concerns.

Nevada Star and Pure Nickel are subject to various government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. The Resulting Issuer cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of its Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Resulting Issuer activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Resulting Issuer’s properties, the extent of which cannot be predicted. Also, as discussed above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, the Resulting Issuer must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Neither Nevada Star nor Pure Nickel are presently aware of any specific material environmental constraint affecting our properties that would preclude the economic development or operation of any specific property.

If the Resulting Issuer becomes more active on its properties, it is reasonable to expect that compliance with environmental regulations will increase our costs. Such compliance may include feasibility studies on the surface impact of the our proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities, including rehabilitation of various sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that we may decide to not proceed with exploration, development, or mining operations on any of our mineral properties.

Exercise of the Subscription Receipts and other future issuances of securities of the Resulting Issuer will result in dilution of the Post RTO Shares.

After giving effect to the RTO and the Consolidation, there will be 34,765,560 Post RTO Shares issued and outstanding and 2,000,000 options to purchase Post RTO Shares outstanding. Upon the exercise of the Subscription Receipts, there will be up to an additional 8,888,889 Post RTO Shares issued and outstanding. In the event that all of the Warants are exercised, there will be up to an additional 4,444,445 Post RTO Shares issued and outstanding.

The holders of the Warrants and other options are given an opportunity to profit from a rise in the market price of the Post RTO Shares with a resulting dilution in the interest of the other shareholders. The Resulting Issuer’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Post RTO Shares. The holders of warrants and options may exercise such securities at a time when the Resulting Issuer would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Post RTO Shares issued and outstanding and the possibility of sales of such shares may have a depressive effect on the price of the Post RTO Shares. In addition, as a result of such additional Post RTO Shares, the voting power that the Corporation’s existing shareholders will have in the Resulting Issuer immediately after completion of the RTO will be diluted.

Officers and directors of the Resulting Issuer will own significant Post RTO Shares and can exercise significant influence

The officers and directors of the Resulting Issuer, as a group, will beneficially own, on a non-diluted basis, approximately 19.59% of the outstanding Post RTO Shares following the completion of the RTO (15.60% following the exercise of the Subscription Receipts, assuming the Private Placement is fully subscribed). As shareholders, the officers and directors will be able to exert significant influence on matters requiring approval by shareholders, including the election of directors and the approval of any significant corporate transactions. The concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

Conflicts of Interest

Certain proposed directors of the Resulting Issuer are or may become directors of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the Resulting Issuer ‘s governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Resulting Issuer to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

The Resulting Issuer may be advisedly affected by exchange rate fluctuations.

Exchange rate fluctuations may adversely affect the Resulting Issuer’s financial position and results. Neither Nevada Star or Pure Nickel currently have in place a policy for managing or controlling foreign currency risks since, to date, their respective activities have not resulted in material exposure to foreign currency risk.

Stock Exchange Approval

Nevada Star has applied to the TSXV for conditional approval of the RTO. There is no assurance that the TSXV will grant conditional approval and if granted, that such approval will be on conditions that are acceptable to Nevada Star and to Pure Nickel.

PART IV

INFORMATION CONCERNING PURE NICKEL INC.

Pure Nickel is a corporation incorporated pursuant to the provisions of the CBCA on May 18, 2006. Pure Nickel is actively involved in the mineral exploration industry and is a private Canadian company (i.e. is not a reporting issuer in any Canadian jurisdictions).

Detailed information on Pure Nickel and its assets is set forth in Appendix “C” - Information Concerning Pure Nickel Inc.

The pro-forma financial statements of Nevada Star, having given effect to the transactions set out in the Amalgamation Agreement, are set forth in Appendix “D” - Pro-Forma Financial Statements.

Information relating to Pure Nickel set forth in the Appendices hereto and elsewhere in this Information Circular, has either been provided by the management of Pure Nickel. Although Nevada Star had no knowledge that would indicate that any statements contained herein provided by the management of Pure Nickel are untrue or incomplete, Nevada Star does not assume any responsibility for the accuracy or completeness of the information provided by the management of Pure Nickel or for any failure by Pure Nickel to disclose events which may occur or effect the significance or accuracy or any such information but which are unknown to Nevada Star.

PART V

INFORMATION CONCERNING 6658482 CANADA INC.

Subco was incorporated on October 24, 2006 under the YBCA and was continued under the CBCA on November 16, 2006. Subco is a wholly-owned subsidiary of Nevada Star and has not previously carried on business. It was organized solely for the purpose of the Amalgamation, has no liabilities and presently has $1.00 of share capital. Pursuant to the Amalgamation Agreement, Subco will amalgamate with Pure Nickel to form Amalco, the sole shareholder of which will be Nevada Star.

The head office of Subco is located at 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 and the registered and records office of Subco is located at 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1.

After giving effect to the proposed Amalgamation, Amalco will own all of the assets presently owned by Pure Nickel and will carry on the business presently carried on by Pure Nickel.

PART VI

INFORMATION CONCERNING NEVADA STAR RESOURCE CORP.

Nevada Star was incorporated under the laws of the Company Act, British Columbia, Canada on April 29, 1987. On June 17, 1998, the Company continued into the Yukon Territory, Canada under Section 190 of the Yukon Business Corporations Act. Nevada Star conducts its operations through its wholly-owned subsidiaries Nevada Star Resource Corp. (US), a Nevada corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation. Nevada Star is currently a publicly-traded company whose common shares are listed on the TSXV under the symbol “NEV”, and our Common Shares are quoted on the NASDAQ OTCBB under the symbol “NVSRF”. Nevada Star is engaged in the business of acquisition, exploration and development of mineral exploration properties in Canada and the United States.

The head office of Nevada Star is located at 10735 Stone Avenue North, Seattle, Washington 98133. Our registered and records office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

Detailed information on Nevada Star and its assets is set forth in Appendix “B” - Information Concerning Nevada Star Resource Corp.

OTHER MATTERS

Except as set out above, management of the Company has no knowledge, as at the date hereof, of any business other than that set forth in the Notice of Meeting, to be presented for action by the Shareholders at the Meeting. However, the form of Proxy solicited hereunder confers upon the proxy holder discretionary authority to exercise the powers conferred thereunder with respect to any amendments or variations to matters identified in this Information Circular, and any other matters and proposals that may properly be brought before the Meeting, or any adjournment or adjournments thereof.

BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

CERTIFICATES

CERTIFICATE OF NEVADA STAR RESOURCE CORP.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Nevada Star and Subco assuming completion of the Amalgamation, the Consolidation and related transactions.

DATED this February 22nd, 2007.

“Robert Angrisano”	“Michael Sharon”
Robert Angrisano, Chief Executive Officer	Michael Sharon, Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Edward H. Waale”	“Monty Moore”
Edward H. Waale, director	Monty Moore, director

CERTIFICATE OF PURE NICKEL INC.

The foregoing as it relates to Pure Nickel Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of Pure Nickel Inc.

DATED February 22nd, 2007.

“J. Jay Jaski”
J. Jay Jaski, Chief Executive Officer and Chief Financial Officer

ON BEHALF OF THE SOLE DIRECTOR

“J. Jay Jaski”
J. Jay Jaski, director

APPENDIX A

Amalgamation Agreement

NEVADA STAR RESOURCE CORP.

and

6658482 Canada Inc.

and

PURE NICKEL INC.

AMALGAMATION AGREEMENT

Dated as of December 14, 2006

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		2
Section 1.1	Definitions	2
Section 1.2	Currency	7
Section 1.3	Interpretation Not Affected By Headings	7
Section 1.4	Number and Gender	7
Section 1.5	Date for Any Action	7
Section 1.6	Meanings	7
Section 1.7	Knowledge	8
Section 1.8	Schedules	8

ARTICLE 2 THE AMALGAMATION		8
Section 2.1	Implementation Steps	8
Section 2.2	Circulars	8
Section 2.3	Securities Compliance	9
Section 2.4	Preparation of Filings	9
Section 2.5	Filing of Articles of Amalgamation	10
Section 2.6	Effect of Amalgamation	10
Section 2.7	Amalgamated Corporation	11
Section 2.8	Stated Capital	12
Section 2.9	Stated Capital of Nevada Star (Post-Amalgamation)	12

ARTICLE 3 RIGHTS OF DISSENT		12
Section 3.1	Pure Nickel Dissent Rights	12

ARTICLE 4 CERTIFICATES		13
Section 4.1	Issuance of Certificates Representing Nevada Star Common Shares	13
Section 4.2	Distributions with respect to Unsurrendered Certificates	13
Section 4.3	Lost Certificates	13
Section 4.4	Extinguishment of Rights	14
Section 4.5	Withholding Rights	14
Section 4.6	Termination of Depositary	14

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURE NICKEL		14
Section 5.1	Organization and Qualification	15
Section 5.2	Authority Relative to this Agreement	15
Section 5.3	No Violations	15
Section 5.4	Capitalization of Pure Nickel	14
Section 5.5	No Material Adverse Change	16
Section 5.6	Financial Statements	16
Section 5.7	Minute Books	16
Section 5.8	Ownership of Subsidiaries	16
Section 5.9	Compliance with Applicable Laws	16
Section 5.10	Conduct of Operations	17
Section 5.11	Mineral Property Interests	17
Section 5.12	Title to Mineral Properties	17
Section 5.13	Documents of Title	17
Section 5.14	Environmental Matters	17
Section 5.15	Geological Report	18
Section 5.16	Tax Matters	18
Section 5.17	Debt and Working Capital	19
Section 5.18	Financial Commitments	19
Section 5.19	No Default Under Lending Agreements	19
Section 5.20	Flow Through Obligations	19
Section 5.21	No Shareholders’ Rights Protection Plan	19

- ii -

- iii -

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 14th day of December, 2006,

AMONG:

NEVADA STAR RESOURCE CORP., a corporation existing pursuant to the provisions of the Business Corporations Act) (Yukon)

(hereinafter referred to as “Nevada Star”)

- and -

6658482 CANADA INC., a corporation existing pursuant to the provisions of the Canada Business Corporations Act

(hereinafter referred to as “Newco”)

- and –

PURE NICKEL INC., a corporation existing pursuant to the provisions of the Canada Business Corporations Act

(hereinafter referred to as “Pure Nickel”)

WITNESSES THAT:

WHEREAS Nevada Star and Pure Nickel wish to combine their businesses by means of the Amalgamation (as defined herein);

AND WHEREAS, the board of directors of Nevada Star has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Nevada Star and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of Nevada Star Common Shares;

AND WHEREAS, the board of directors of Pure Nickel has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Pure Nickel and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of Pure Nickel Shares;

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of Pure Nickel has agreed to submit the Amalgamation Resolution in accordance with Section 183 of the CBCA to the Holders of Pure Nickel Shares for approval;

AND WHEREAS, Nevada Star, as the sole shareholder of Newco, will approve the Amalgamation, in accordance with Section 183 of the CBCA;

AND WHEREAS, upon the Amalgamation becoming effective, the Pure Nickel Shares will be exchanged for Nevada Star Common Shares and the Newco Common Shares will be exchanged for Amalco Common Shares in accordance with the provisions of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;

“Agreement” means this amalgamation agreement, provided for in Section 182 of the CBCA, including the schedules hereto;

“Amalco” means Pure Nickel Holdings Corp., the corporation continuing from the Amalgamation upon the Effective Date;

“Amalco Common Shares” means common shares in the capital of Amalco;

“Amalgamation” means the amalgamation of Newco and Pure Nickel pursuant to Section 181 of the CBCA as provided for in this Agreement;

“Appropriate Regulatory Approvals” means all rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSXV required or necessary for the completion of the transactions provided for in this Agreement and the Amalgamation;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, in the form required by the CBCA, to be sent to the Director, subject to the conditions of this Agreement, following the approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares and the approval of the Newco Amalgamation Resolution by Nevada Star, as applicable;

“Axis Report” means the report dated November 15, 2006 prepared in accordance with NI 43-101 relating to Pure Nickel’s mineral properties in the Province of Saskatchewan;

“Business Day” means a day on which commercial banks are generally open for business in Vancouver, British Columbia and Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia and Toronto, Ontario under the Laws of the Provinces of British Columbia or Ontario or the federal Laws of Canada;

“CBCA” means the Canada Business Corporations Act, as amended;

“Charter Documents” means, as applicable, the articles and by-laws, memorandum and articles of association, amendments and re-statements, or other similar constating documents of any body corporate;

“Consolidation” means to proposed consolidation on a five (5) to one (1) basis of the issued and outstanding common shares of Nevada Star in accordance with the terms of the RTO Resolutions;

“Corporate Laws” means all applicable corporate laws, including those set forth in the CBCA and the YBCA;

“Director” means the Director of Corporations appointed under Section 260 of the CBCA;

“Documents of Title” means, collectively, any and all mineral claims, certificates of title, leases, options, permits, licences, assignments, trust declarations, exploration agreements or procedures, sale and purchase agreements, joint venture agreements and other agreements by virtue of which Pure Nickel Interests or the Nevada Star Interests, as the case may be, are derived;

“Employee Obligations” means the obligations of Pure Nickel to its directors, officers, employees and consultants for retention, severance, termination or bonus payments in connection with a termination of employment or change of control of Pure Nickel pursuant to any written agreements or resolution of the Pure Nickel Board, pension plans or other plans, Pure Nickel’s severance, retention or other policies or otherwise in accordance with applicable law;

“Effective Date” means the date shown on the certificate of amalgamation issued by the Director pursuant to Section 262 of the CBCA giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Encumbrance” includes whether or not registered or recorded, any and all mortgages, liens, licenses, charges, security interests, pledges, conditional sales contracts, options or other rights to acquire any interest in any property, and any adverse claims or rights in any property;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the Pure Nickel Shares, the Pure Nickel Options, the Newco Common Shares, the Nevada Star Common Shares or the Amalco Common Shares, the holders of such Pure Nickel Shares, Pure Nickel Options, Newco Common Shares, Nevada Star Common Shares or Amalco Common Shares, as applicable, shown from time to time in the registers maintained by or on behalf of Pure Nickel, Newco, Nevada Star or Amalco, as applicable, in respect of such Pure Nickel Shares, Pure Nickel Options, Newco Common Shares, Nevada Star Common Shares or Amalco Common Shares, as applicable;

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV);

“MAN Alaska Report” means the technical report dated May 15, 2006 by Kevin Wells, P.Geo. prepared in accordance with NI 43-101 respecting the MAN Project of Nevada Star in Alaska;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Pure Nickel, Nevada Star or Newco, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Pure Nickel, Nevada Star or Newco, as the case may be, and their subsidiaries considered as a whole, which represents a negative change of $100,000, other than a change: (a) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (b) that relates to or arises out of conditions affecting the junior mining industry as a whole; (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (d) that relates to or arises out of any change in the market price of nickel;

“Material Adverse Effect”, when used in connection with Pure Nickel, Nevada Star or Newco, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Pure Nickel, Nevada Star or Newco, as the case may be, and their respective subsidiaries taken as a whole, which represents a negative change of $100,000, but shall, for greater certainty, exclude (a) any decrease in the trading price or value of the common shares of either Pure Nickel or Nevada Star immediately following and reasonably attributable to the announcement of the Amalgamation or (b) any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

“Material Fact” has the meaning ascribed thereto in the Securities Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Nevada Star” means Nevada Star Resource Corp., a corporation existing pursuant to the provisions of the YBCA and, unless the context requires otherwise, includes each of the Nevada Star Subsidiaries and affiliates;

“Nevada Star Circular” means the notice of the Nevada Star Meeting and accompanying management proxy and information circular, including all schedules and exhibits thereto, to be sent to the Holders of Nevada Star Common Shares in connection with the Nevada Star Meeting;

“Nevada Star Common Shares” means the common shares in the capital of Nevada Star;

“Nevada Star Disclosed Information” means all written information disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of the Nevada Star Parties or disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of the Nevada Star Parties, as the case may be, at or prior to the date of this Agreement;

“Nevada Star Interests” has the meaning ascribed thereto in Section 6.12 of this Agreement;

“Nevada Star Meeting” means the special meeting of the Holders of Nevada Star Common Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the RTO Resolutions;

“Nevada Star Parties” means collectively, Nevada Star and Newco;

“Nevada Star Pre-Amalgamation Options” means the 3,750,000 stock options of Nevada Star currently issued and outstanding pursuant to the Nevada Star Stock Option Plan, each of which currently entitles the holder thereof to purchase one Nevada Star Common Share;

“Nevada Star Principals” means Robert Angrisano, Michael W. Sharon, Monty Moore, Donald Boswick and Edward H. Waale;

“Nevada Star Securities” means, collectively, the Nevada Star Common Shares and the Nevada Star Pre-Amalgamation Options;

“Nevada Star Stock Option Plan” means the stock option plan of Nevada Star approved by the Holders of Nevada Star Common Shares on January 29, 2004 under which options to purchase Nevada Star Common Shares may be issued in accordance with the policies of the TSXV;

“Nevada Star Subsidiaries” means Nevada Star Resource Corp. (U.S.), a Nevada Corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation;

“Nevada Star Take-over Proposal” means a proposal or offer (other than by Pure Nickel), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Nevada Star Common Shares, whether by arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Nevada Star including, without limitation, any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Nevada Star or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Nevada Star Common Shares (in all cases other than the transactions contemplated by this Agreement);

“Nevada Star Transfer Agent” means Pacific Corporate Trust Company;

“Newco” means 6658482 Canada Inc., a corporation existing pursuant to the provisions of the CBCA;

“Newco Common Shares” means the common shares in the capital of Newco;

“Newco Amalgamation Resolution” means the special resolution of Newco, to be signed by Nevada Star in its capacity as the sole Holder of the Newco Common Shares, approving the Amalgamation, to be substantially in the form and content of Schedule “A” hereto;

“NI 43-101” means National Instrument 43-101 “Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“Offering of Subscription Receipts” means the offering of up to 8,888,889 Subscription Receipts for gross proceeds of approximately $8 million dollars;

“OTCBB” means the National Association of Securities Dealer Inc.’s Over-the-Counter Bulletin Board;

“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;

“Pure Nickel” means Pure Nickel Inc., a corporation existing pursuant to the provisions of the CBCA;

“Pure Nickel Amalgamation Resolution” means the special resolution of the Holders of Pure Nickel Shares approving the Amalgamation, to be substantially in the form and content of Schedule “B” hereto;

“Pure Nickel Circular” means the notice of the Pure Nickel Meeting to be sent to the Holders of Pure Nickel Shares in connection with the Pure Nickel Meeting;

“Pure Nickel Disclosed Information” means all written information disclosed to Nevada Star (or its agents or representatives) in respect of the business, operations and affairs of Pure Nickel or disclosed to Pure Nickel (or its agents or representatives) in respect of the business, operations and affairs of Nevada Star, as the case may be, at or prior to the date of this Agreement;

“Pure Nickel Dissent Rights” has the meaning specified in Subsection 3.1(a);

“Pure Nickel Dissenting Shareholder” means a holder of Pure Nickel Shares who dissents from the Pure Nickel Amalgamation Resolution in compliance with the Pure Nickel Dissent Rights;

“Pure Nickel Financial Statements” means the audited financial statements of Pure Nickel as at and for the period ended September 30, 2006;

“Pure Nickel Interests” has the meaning ascribed thereto in Section 5.11 of this Agreement;

“Pure Nickel Letter of Transmittal” means the letter of transmittal to be provided by Pure Nickel to Holders of Pure Nickel Shares together with the Pure Nickel Circular;

“Pure Nickel Meeting” means the special meeting of the Holders of Pure Nickel Shares (including any adjournment(s) or postponements thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Pure Nickel Amalgamation Resolution;

“Pure Nickel Pre-Amalgamation Options” means the 100,000 stock options of Pure Nickel currently issued and outstanding, each of which entitles the holder thereof to purchase one Pure Nickel Common Share at a price of $0.20 each;

“Pure Nickel Shares” means all of the outstanding common shares in the capital of Pure Nickel;

“Pure Nickel Take-over Proposal” means a proposal or offer (other than by Nevada Star), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Pure Nickel or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Pure Nickel Shares, whether by arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Pure Nickel including, without limitation, any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Pure Nickel or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Pure Nickel Shares (in all cases other than the transactions contemplated by this Agreement);

“RTO Resolutions” means (i) the ordinary resolution of the Holders of Nevada Star Common Shares approving the issuance of the Nevada Star Common Shares pursuant to the Amalgamation, and (ii) the special resolution of the Holders of Nevada Star Common Shares approving (a) the change of name of Nevada Star to “Pure Nickel Inc.” or such other name as the directors authorize and the Director approves; and (b) the consolidation of the issued and outstanding common shares of Nevada Star on a five for one (5:1) basis or on such other ratio as determined by the board of directors, after giving effect to the Amalgamation; to be substantially in the form and content of Schedule “C” hereto;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Authorities” means the appropriate securities commissions, stock exchanges or similar regulatory authorities in each of the provinces and territories of Canada and the United States of America and the applicable states thereof;

“Securities Laws” means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings, rules and policies of the TSXV and the OTCBB and the Securities Authorities and all securities laws, statutes, rules and regulations applicable in the United States;

“Subscription Receipts” means the subscription receipts being offered by Nevada Star pursuant to the Offering of Subscription Receipts. Each Subscription Receipt is exercisable, upon completion of the Amalgamation and without any additional consideration, into a unit comprised of one post-Consolidation common share and one-half of one share purchase warrant. Each whole warrant is exercisable into a post-Consolidation common share of Nevada Star for a period of 18 months following the completion of the Amalgamation at a price of $1.20 per common share;

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedges, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, and the Internal Revenue Code of the United States of America and the regulations thereunder, as amended, as applicable;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any Governmental Entity relating to Taxes;

“Termination Time” means the time that this Agreement is terminated;

“Time of Closing” shall have the meaning ascribed to such term in Section 7.5(a) of this Agreement;

“TSXV” means the TSX Venture Exchange;

“Undertakings” means agreements in the form attached hereto as Schedule “D” pursuant to which, among other things, the sole director of Pure Nickel and the directors of Nevada Star each undertake to irrevocably vote the Pure Nickel Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the Pure Nickel Amalgamation Resolution and to otherwise support the Amalgamation; and

“YBCA” means the Business Corporations Act (Yukon), as amended.

Section 1.2 Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.3 Interpretation Not Affected By Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.4 Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.5 Date for Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Meanings.

Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.7 Knowledge.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of Pure Nickel or words to like effect in this Agreement, Pure Nickel shall be required, in addition to making any other reasonable inquiries, to make inquiries of senior officers of Pure Nickel.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of a Nevada Star Party or the Nevada Star Parties or words to like effect in this Agreement, the Nevada Star Party or Nevada Star Parties, as the case may be, shall be required, in addition to making any other reasonable inquiries, to make inquiries of senior officers of the Nevada Star Party or Nevada Star Parties, as the case may be.

Section 1.8 Schedules.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “A”	-	Form of Newco Amalgamation Resolution
Schedule “B”	-	Form of Pure Nickel Amalgamation Resolution
Schedule “C”	-	Form of RTO Resolutions
Schedule “D”	-	Form of Undertaking
Schedule “E”	-	Post Transaction Capitalization of Nevada Star
Schedule “F”	-	Authorized Share Capital of Amalco

ARTICLE 2

THE AMALGAMATION

Section 2.1 Implementation Steps.

(a)	Pure Nickel covenants in favour of Nevada Star and Newco that Pure Nickel shall lawfully convene and hold the Pure Nickel Meeting for the purpose of considering the Pure Nickel Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, subject to adjournments or postponements, as may be agreed to by Pure Nickel and Nevada Star.

(b)	Nevada Star covenants in favour of Pure Nickel and Newco that Nevada Star shall lawfully convene and hold the Nevada Star Meeting for the purpose of considering the RTO Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, subject to adjournments and postponements as may be agreed to by Nevada Star and Pure Nickel.

(c)	Nevada Star covenants in favour of Pure Nickel and Newco that Nevada Star shall in its capacity as the sole shareholder of Newco sign the Newco Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than February 28, 2007, or such other date as may be agreed to by Pure Nickel and Nevada Star.

Section 2.2 Circulars.

As promptly as reasonably practicable, Pure Nickel shall prepare the Pure Nickel Circular in connection with the approval of the Pure Nickel Amalgamation Resolution and matters related thereto together with any other documents or disclosure required by the applicable Securities Laws, Corporate Laws or other applicable Laws for inclusion in the Pure Nickel Circular. Pure Nickel shall give Nevada Star timely opportunity to review and comment on all such documentation and all such documentation shall be satisfactory to Nevada Star, acting reasonably, before it is filed or distributed to the Holders of Pure Nickel Shares; provided, that Nevada Star will provide Pure Nickel with its comments and any proposed additions and deletions within three Business Days after each receipt of a draft Pure Nickel Circular from Pure Nickel.

As promptly as reasonably practicable, Nevada Star shall prepare the Nevada Star Circular together with any other documents required by applicable Securities Laws, Corporate Laws or other applicable Laws in connection with the approval of the RTO Resolution and matters related thereto. Nevada Star shall give Pure Nickel timely opportunity to review and comment on all such documentation and all such documentation shall be satisfactory to Pure Nickel, acting reasonably, before it is filed or distributed to the Holders of Nevada Star Common Shares; provided, that Pure Nickel will provide Nevada Star with its comments and any proposed additions and deletions within three Business Days after each receipt of a draft Nevada Star Circular from Nevada Star.

As promptly as reasonably practicable after the date hereof, Pure Nickel shall cause the Pure Nickel Circular and other documentation required in connection with the Pure Nickel Meeting to be sent to each Holder of Pure Nickel Shares on or before January 18, 2007, or such other date as Pure Nickel and Nevada Star may agree.

As promptly as reasonably practicable after the date hereof, Nevada Star shall cause the Nevada Star Circular and other documentation required in connection with the Nevada Star Meeting to be sent to each Holder of Nevada Star Common Shares on or before January 18, 2007, or such other date as Pure Nickel and Nevada Star may agree.

Section 2.3 Securities Compliance.

Nevada Star shall use reasonable best efforts to obtain all orders required from the applicable Governmental Entities, the TSXV and the OTCBB, if applicable, to permit the issuance and first resale of the Nevada Star Common Shares issuable pursuant to the Amalgamation as well as all related matters without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a Holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Laws).

Section 2.4 Preparation of Filings.

(a)	Nevada Star and Pure Nickel shall cooperate in:

(i)	the preparation of any application for the orders and the preparation of any documents reasonably deemed by Nevada Star or Pure Nickel to be necessary to discharge their respective obligations under Securities Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii)	the taking of all such action as may be required under any applicable Securities Laws (including “blue sky” laws) in connection with the issuance of the Nevada Star Common Shares in connection with the Amalgamation; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications, none of Nevada Star, Pure Nickel, Newco or Amalco shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject; and

(iii)	the taking of all such action as may be required under the YBCA or the CBCA or other applicable Laws in connection with the transactions contemplated by this Agreement.

(b)

Each of Nevada Star and Pure Nickel shall promptly furnish to the other all information concerning it and its security holders as may be required for the effectuation of the actions described in Sections 2.2 and 2.3 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c)	Each of Nevada Star and Pure Nickel shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Pure Nickel Circular or the Nevada Star Circular (as applicable) contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Pure Nickel Circular or the Nevada Star Circular (as applicable). In any such event, Nevada Star and Pure Nickel shall cooperate in the preparation of a supplement or amendment to the Pure Nickel Circular or the Nevada Star Circular (as applicable) or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Holders of Pure Nickel Shares or Nevada Star Common Shares (as applicable) or filed with the relevant securities regulatory authorities.

Section 2.5 Filing of Articles of Amalgamation.

Subject to the rights of termination contained in Article 8 hereof, upon the Holders of Pure Nickel Shares approving the Pure Nickel Amalgamation Resolution, and upon the Holders of Nevada Star Common Shares approving the RTO Resolutions, and upon Nevada Star, as the sole shareholder of Newco, approving the Newco Amalgamation Resolution on the Effective Date Pure Nickel and Newco shall jointly file with the Director the Articles of Amalgamation and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation, pursuant to provisions of the CBCA.

Section 2.6 Effect of Amalgamation.

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	Pure Nickel and Newco shall amalgamate to form Amalco and shall continue as one corporation under the CBCA in the manner set out in Section 2.7 hereof and with the effect set out in Section 186 of the CBCA, unless the Amalgamation does not proceed or Pure Nickel otherwise agrees in writing;

(b)	immediately upon the amalgamation of Pure Nickel and Newco to form Amalco as set forth in Subsection 2.6(c):

(i)	each Pure Nickel Share issued and outstanding on the Effective Date (other than Pure Nickel Shares held by Dissenting Shareholders, to whom Subsection 3.1(a) applies) shall be exchanged for 3.643 Nevada Star Common Shares;

(ii)	each Newco Common Share issued and outstanding on the Effective Date shall be converted into one (1.0) Amalco Common Share; and

(c)	with respect to each Pure Nickel Share exchanged in accordance with Subsections 2.6(b)(i):

(i)	the Holders thereof shall cease to be the Holder of such Pure Nickel Shares and the name of such Holder shall be removed from the register of Holders of such Pure Nickel Shares;

(ii)	the certificates (if any) representing such Pure Nickel Shares shall be deemed to have been cancelled as of the Effective Date;

(iii)	the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such shares,

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occurs.

Section 2.7 Amalgamated Corporation.

Unless and until otherwise determined in the manner required by law, by Amalco or by its directors or the Holder of the Amalco Common Shares, the following provisions shall apply:

(a)	Name. The name of Amalco shall be “Pure Nickel Holdings Corp.”;

(b)	Registered Office. The municipality where the registered office of Amalco shall be located is 95 Wellington West, Toronto, Ontario M5J 2N7. The address of the registered office of Amalco shall be 95 Wellington West, Toronto, Ontario, Canada M5J 2N7;

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares as set forth in Schedule “F” hereto;

(e)	Share Restrictions.

(i)	Transfer. The transfer of shares in the capital of Amalco shall be restricted in that no share shall be transferred without either (A) the consent of the directors of Amalco expressed by resolution passed by the board of directors or by an instrument or instruments in writing signed by all of such directors, or (B) the consent of the Holders of shares in the capital of Amalco to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(ii)	Number of Shareholders. The number of shareholders of Amalco, exclusive of Persons who are in its employment and exclusive of Persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of such Amalco, will be limited to not more than 50, two or more Persons who are the joint registered owners of one or more shares in the capital of Amalco being counted as one shareholder; and

(iii)	Public Distributions. Any invitation to the public to subscribe for any securities of Amalco will be prohibited;

(f)	Number of Directors. The number of directors of Amalco shall be not less than one (1) and not more than ten (10) as the shareholders of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of Amalco may from time to time determine;

(g)	Initial Directors and Officers. The initial directors and officers of Amalco shall be Robert Angrisano and J. Jay Jaski.

(h)	By-laws. The by-laws of Amalco, until repealed, amended or altered, shall be the same as the by-laws of Pure Nickel with such amendments thereto as may be necessary to give effect to this Agreement;

(i)	Amalco Property. All of the property (except amounts receivable from, or Newco Common Shares and Pure Nickel Shares) of Newco and Pure Nickel immediately before the Amalgamation shall become the property of Amalco; and

(j)	Amalco Liabilities. All of the liabilities (except amounts payable to Newco or Pure Nickel from the other) of Newco and Pure Nickel before the Amalgamation shall become the liabilities of Amalco.

Section 2.8 Stated Capital.

(a)	The amount added to the stated capital in respect of the Amalco Common Shares issuable by Amalco pursuant to Subsection 2.6(b) shall be the aggregate of (i) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Newco Common Shares converted into Amalco Common Shares pursuant to Subsection 2.6(b), and (ii) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Pure Nickel Shares exchanged for Nevada Star Common Shares pursuant to Subsection 2.6(b).

Section 2.9 Stated Capital of Nevada Star (Post-Amalgamation)

(a)	The amount added to the stated capital in respect of the Nevada Star Common Shares issuable by Nevada Star pursuant to Subsection 2.6(b) shall be $13,210,429.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Pure Nickel Dissent Rights.

(a)	A Holder of Pure Nickel Shares may exercise rights of dissent with respect to such Pure Nickel Shares pursuant to and in the manner set forth in Section 190 of the CBCA (the “Pure Nickel Dissent Rights”) in connection with the Amalgamation. A Holder of Pure Nickel Shares who duly exercises such Pure Nickel Dissent Rights (including the sending of a notice of dissent to Pure Nickel) ceases to have any rights as a Holder of Pure Nickel Shares other than the right to be paid the fair value of such holder’s Pure Nickel Shares pursuant to Section 190 of the CBCA except in certain circumstances, including where such Holder withdraws the notice of dissent or Pure Nickel rescinds the Pure Nickel Amalgamation Resolution before the resolution becomes effective, before the Holder makes an agreement with Pure Nickel to sell its Pure Nickel Shares, or before a “court”, as such term is defined in the CBCA, makes an order that Pure Nickel must purchase such Holder’s Pure Nickel Shares.

(b)	In the event a Holder of Pure Nickel Shares validly withdraws its dissent or Pure Nickel validly rescinds the Pure Nickel Amalgamation Resolution as described in Subsection 3.1(a), or if a Pure Nickel Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their Pure Nickel Shares, a Holder of Pure Nickel Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a shareholder who is not a Pure Nickel Dissenting Shareholder.

ARTICLE 4

CERTIFICATES

Section 4.1 Issuance of Certificates Representing Nevada Star Common Shares.

At or immediately following the Effective Time, Nevada Star shall deposit with the Nevada Star Transfer Agent, for the benefit of the Holders of Pure Nickel Shares who will receive Nevada Star Common Shares in connection with the Amalgamation, certificates representing the maximum number of Nevada Star Common Shares that are issuable in connection with the Amalgamation. Upon surrender to the Transfer Agent for transfer to Nevada Star of a certificate which immediately prior to or upon the Effective Time represented Pure Nickel Shares in respect of which the Holder is entitled to receive Nevada Star Common Shares in connection with the Amalgamation, together with a duly completed Pure Nickel Letter of Transmittal (confirming that the holder is waiving all Pure Nickel Dissent Rights), and such other documents and instruments as would have been required to effect the transfer of the securities formerly represented by such certificate under the CBCA and the by-laws of Pure Nickel, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Transfer Agent shall deliver to such Holder, a certificate representing that number of Nevada Star Common Shares which such Holder has the right to receive and any certificates so surrendered shall forthwith be cancelled. No dividends and distributions will be payable to Holders of certificates in respect of Pure Nickel Shares. In the event of a transfer of ownership of Pure Nickel Shares that was not registered in the securities register of Pure Nickel, a certificate representing the proper number of Nevada Star Common Shares may be issued to the transferee if the certificate representing such Pure Nickel Shares is presented to the Nevada Star Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered, as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more Pure Nickel Shares under the Amalgamation, that were exchanged or were deemed to be exchanged for Nevada Star Common Shares pursuant to Section 2.6, shall be deemed at all times after the Effective Time, to represent only the right to receive upon such surrender a certificate representing that number of Nevada Star Common Shares which such Holder has the right to receive.

Section 4.2 Distributions with respect to Unsurrendered Certificates.

No dividends or other distributions paid, declared or made with respect to Nevada Star Common Shares with a record date after the Effective Time, shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Pure Nickel Shares that were deemed to be exchanged for Nevada Star Common Shares pursuant to Section 2.6 unless and until the Holder of such certificate shall comply with the provisions of Section 4.1. Subject to applicable Law, at the time such Holder has complied with the provisions of Section 4.1, (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the Holder of the certificates formerly representing Pure Nickel Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Nevada Star Common Shares to which such Holder is entitled pursuant hereto and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such Holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such Nevada Star Common Shares.

Section 4.3 Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Pure Nickel Shares that were deemed to be exchanged pursuant to Section 2.6 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder of Pure Nickel Shares claiming such certificate to be lost, stolen or destroyed, the Nevada Star Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Nevada Star Common Shares pursuant to Section 4.1 (and any dividends or distributions with respect to the Nevada Star Common Shares) in each case deliverable in accordance with Section 2.6. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Holder to whom certificates representing Nevada Star Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Nevada Star and Pure Nickel and their respective transfer agents in such sum as Nevada Star, Pure Nickel and Amalco may jointly direct or otherwise indemnify Nevada Star, Pure Nickel and Amalco in a manner satisfactory to Nevada Star, Pure Nickel and Amalco against any claim that may be made against Nevada Star, Pure Nickel or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Extinguishment of Rights.

Any certificate which immediately prior to the Effective Time represented outstanding Pure Nickel Shares that are not held by a Pure Nickel Dissenting Shareholder who is ultimately entitled to be paid fair value of the Pure Nickel Shares held by such Pure Nickel Dissenting Shareholder but was deemed to have been exchanged pursuant to Section 2.6, that has not been deposited with all other instruments required by Section 4.1 on or prior to the earlier of the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Holder of Nevada Star Common Shares. On such date, the Nevada Star Common Shares (and any dividends or distribution with respect thereto) to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Nevada Star, together with all entitlements to dividends, distributions and interest in respect thereof held for such former Holder. None of Nevada Star, Pure Nickel, Amalco or the Nevada Star Transfer Agent shall be liable to any Person in respect of any Nevada Star Common Shares (or dividends and/or distribution) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

Section 4.5 Withholding Rights.

Nevada Star, Pure Nickel and the Nevada Star Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Nevada Star Common Shares or Pure Nickel Shares such amounts as Nevada Star, Pure Nickel or the Nevada Star Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, Nevada Star, Pure Nickel and the Nevada Star Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Pure Nickel, Nevada Star or the Nevada Star Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Nevada Star, Pure Nickel or the Nevada Star Transfer Agent shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 4.6 Termination of Depositary.

Any Nevada Star Common Shares that remain undistributed by the Nevada Star Transfer Agent to former Holders of Pure Nickel Shares 18 months after the Effective Date shall be delivered to Nevada Star, upon demand therefor, and Holders of certificates previously representing Pure Nickel Shares who have not theretofore complied with Section 4.1 shall thereafter look only to Nevada Star for payment of any claim to Nevada Star Common Shares or dividends or distributions, if any, in respect thereof.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURE NICKEL

Pure Nickel hereby represents and warrants to the Nevada Star Parties as follows and acknowledges that the Nevada Star Parties are relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

Section 5.1 Organization and Qualification.

Pure Nickel has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Pure Nickel is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Pure Nickel.

Section 5.2 Authority Relative to this Agreement.

Subject to the approval of the Pure Nickel Amalgamation Resolution by the requisite majority of Holders of Pure Nickel Shares, Pure Nickel has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Pure Nickel of its obligations hereunder have been duly authorized by the Pure Nickel Board of Directors, and other than the approval of the Pure Nickel Amalgamation Resolution by the requisite majority of Holders of Pure Nickel Shares, no other corporate or shareholder proceedings on the part of Pure Nickel are necessary to authorize this Agreement or the performance by Pure Nickel of its obligations hereunder. This Agreement has been duly executed and delivered by Pure Nickel and constitutes a legal, valid and binding obligation of Pure Nickel enforceable against Pure Nickel in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

Section 5.3 No Violations.

(a)	Neither the execution and delivery of this Agreement by Pure Nickel, the consummation by it of the transactions contemplated hereby nor compliance by Pure Nickel with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Pure Nickel under any of the terms, conditions or provisions of (A) the articles or by-laws of Pure Nickel, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pure Nickel is a party or to which Pure Nickel, or any of its properties or assets, may be subject or by which Pure Nickel is bound; or (ii) subject to compliance with applicable Corporate Laws and applicable Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pure Nickel (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Pure Nickel and would not have material adverse effect on the ability of Nevada Star, Pure Nickel and Newco to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of applicable Corporate Laws and applicable Securities Laws: (i) there is no legal impediment to the performance by Pure Nickel of its obligations under this Agreement or to the execution and delivery of this Agreement by Pure Nickel and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary to be obtained by Pure Nickel in connection with the consummation of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Pure Nickel and would not have a material adverse effect on the ability of Pure Nickel to consummate the transactions contemplated hereby.

Section 5.4 Capitalization of Pure Nickel.

As of the date hereof, the authorized share capital of Pure Nickel consists of an unlimited number of Pure Nickel Shares and an unlimited number of preferred shares, issuable in series, of which 24,100,001 Pure Nickel Shares are issued and outstanding. As of the date hereof, 100,000 Pure Nickel Options have been issued and are outstanding. Except for 370,000 Pure Nickel Shares to be issued to J. Jay Jaski on January 1, 2007 in satisfaction of salary and bonus in the aggregate amount of $74,000 owing and payable to Mr. Jaski by Pure Nickel for services rendered up to and including January 31, 2007, and as set forth above, there are no securities of Pure Nickel outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pure Nickel of any shares of Pure Nickel (including the Pure Nickel Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pure Nickel (including the Pure Nickel Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Pure Nickel. All outstanding Pure Nickel Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pure Nickel Shares issuable upon exercise of outstanding Pure Nickel Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares. All outstanding Pure Nickel Options shall be exercised prior to the Effective Date.

Section 5.5 No Material Adverse Change.

There has not been any Material Adverse Change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Pure Nickel from the position set forth in the Pure Nickel Financial Statements and there has not been any Material Adverse Change in respect of Pure Nickel since October 1, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Pure Nickel or that could affect Pure Nickel’s ability to consummate the transactions contemplated by this Agreement.

Section 5.6 Financial Statements.

The Pure Nickel Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of Pure Nickel at the dates thereof and the results of the operations of Pure Nickel for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pure Nickel as at the dates thereof.

Section 5.7 Minute Books.

Except as disclosed herein or set forth in the Pure Nickel Disclosed Information, to the knowledge of Pure Nickel, the corporate records and minute books of Pure Nickel have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

Section 5.8 Ownership of Subsidiaries.

Pure Nickel does not have any subsidiaries and it is not affiliated with, nor is it a holding corporation of any other body corporate.

Section 5.9 Compliance with Applicable Laws.

Pure Nickel has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each jurisdiction in which it carries on business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Pure Nickel) and holds all licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary to carry on its business (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Pure Nickel), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on Pure Nickel, as now conducted or as proposed to be conducted.

Section 5.10 Conduct of Operations.

Any and all operations of Pure Nickel and to the knowledge of Pure Nickel, any and all operations by third parties, on or in respect of the assets and properties of Pure Nickel, have been conducted in accordance with good mining practices, in all material respects.

Section 5.11 Mineral Property Interests.

The interest of Pure Nickel in its mineral properties known as the Axis Lake Project and the Fox River Project (the “Pure Nickel Interests”) are free and clear of adverse claims created by, through or under Pure Nickel, as the case may be, except as disclosed in the Pure Nickel Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Pure Nickel and, to its knowledge, Pure Nickel holds the Pure Nickel Interests under valid and subsisting claims, options, licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Pure Nickel Interests would not have a Material Adverse Effect on Pure Nickel.

Section 5.12 Title to Mineral Properties.

Although it does not warrant title, Pure Nickel is not aware of any defects, failures or impairments to the title to the Pure Nickel Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Pure Nickel.

Section 5.13 Documents of Title.

To the knowledge of Pure Nickel, Pure Nickel has made available to Nevada Star all Documents of Title and other documents and agreements in its possession affecting the title of Pure Nickel and Pure Nickel Interests.

Section 5.14 Environmental Matters.

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Pure Nickel:

(a)	to the knowledge of Pure Nickel, Pure Nickel is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(b)	to the knowledge of Pure Nickel, Pure Nickel has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of Pure Nickel, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Pure Nickel that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pure Nickel;

(e)	Pure Nickel has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (a “Government Authority”) the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Pure Nickel holds all necessary licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on Pure Nickel, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the Saskatchewan Environmental Management and Protection Act, 2002 or the Manitoba Environmental Act. Pure Nickel has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 5.15 Geological Report.

Pure Nickel made available to Gary Vivian, B.Sc., M.Sc., P. Geol., prior to the issuance of the Axis Report for the purpose of preparing the Axis Report all information requested by Mr. Vivian, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Pure Nickel has no knowledge of a material adverse change in the information, taken as a whole, provided to the report author since the date that such information was provided. Pure Nickel reasonably believes that the Axis Report reasonably presented the Axis property of Pure Nickel as at November 15, 2006 based upon information available at the time the Axis Report was prepared and the assumptions of the authors contained therein.

Section 5.16 Tax Matters.

(a)	All Tax Returns required to be filed by or on behalf of Pure Nickel have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Pure Nickel with respect to items or periods covered by such Tax Returns.

(b)	Pure Nickel has paid or provided adequate accruals for Taxes as at September 30, 2006 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Pure Nickel Disclosed Information, Nevada Star has been furnished by Pure Nickel true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Pure Nickel or on behalf of Pure Nickel relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Pure Nickel.

(d)	No material deficiencies exist or have been asserted with respect to Taxes paid by Pure Nickel. Pure Nickel is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Pure Nickel’s knowledge threatened against Pure Nickel or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Pure Nickel. There is no audit in process, pending or, to the knowledge of Pure Nickel, threatened by a Governmental Entity relating to the Tax Returns of Pure Nickel for the last three (3) years.

(e)	Pure Nickel has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Time and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Pure Nickel has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Pure Nickel has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Pure Nickel.

(f)	To Pure Nickel’s knowledge, all value added property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the exploration for and extraction of minerals thereon, or the receipt of proceeds therefrom, payable in respect of its mineral properties prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its mineral properties.

Section 5.17 Debt and Working Capital.

As at November 30, 2006, Pure Nickel’s consolidated aggregate debt (“Pure Nickel’s Debt”) was not greater than $1,200,000.

Section 5.18 Financial Commitments.

Except for operating costs incurred in the ordinary course of business, as of the date hereof, Pure Nickel does not have any outstanding authorities for expenditures or other financial commitments in respect of the Pure Nickel Interests.

Section 5.19 No Default Under Lending Agreements.

No event of default or breach of any covenant has occurred under Pure Nickel’s existing banking and lending agreements.

Section 5.20 Flow Through Obligations.

Pure Nickel has not entered into any agreements or made any covenants with any parties with respect to the issuance of “flow-through” shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which are reflected in the Pure Nickel Financial Statements.

Section 5.21 No Shareholders’ Rights Protection Plan.

Pure Nickel is not a party to, and prior to the completion of the Amalgamation, Pure Nickel will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Pure Nickel Shares or other securities of Pure Nickel or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Amalgamation.

Section 5.22 No Undisclosed Material Liabilities.

Except: (a) as disclosed or reflected in the Pure Nickel Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, Pure Nickel has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Pure Nickel) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Pure Nickel.

Section 5.23 Material Contracts.

Except for Documents of Title, this Agreement or as disclosed in the Pure Nickel Disclosed Information, there are no material contracts or agreements to which Pure Nickel is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Pure Nickel will, or may reasonably be expected to result in, a requirement of Pure Nickel to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of Pure Nickel will be considered to be material.

Section 5.24 Employee Obligations.

Pure Nickel reasonably estimates that the aggregate amounts payable by Pure Nickel for Employee Obligations will be nil and the full particulars of all Employee Obligations or potential Employee Obligations under existing employment and consulting contracts have been disclosed in full by Pure Nickel to Nevada Star herein or in the Pure Nickel Disclosed Information.

Section 5.25 Employment Agreements.

Except as disclosed herein or in the Pure Nickel Disclosed Information, Pure Nickel is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of Pure Nickel or severance of employment.

Section 5.26 Leases and Other Obligations.

All of Pure Nickel’s outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles have been provided to Nevada Star in the Pure Nickel Disclosed Information or are set forth herein.

Section 5.27 Processing and Transportation Commitments.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, Pure Nickel has no third party processing or transportation agreements.

Section 5.28 Permits and Licences.

Pure Nickel holds all material permits, licences, consents and authorities issued by any government or government authority which are necessary in connection with the ownership of the Pure Nickel Interest.

Section 5.29 No Property Options.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, there are no outstanding agreements or options to acquire the Pure Nickel Interests or any portion thereof, and no Person has any proprietary or possessor interest in the Pure Nickel Interests.

Section 5.30 Employee Benefit Plans.

Pure Nickel has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

Section 5.31 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Pure Nickel threatened, against Pure Nickel before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Pure Nickel or any other person which, if successful, would have a Material Adverse Effect on Pure Nickel or materially affect the ability of Pure Nickel to consummate the transactions contemplated hereby.

Section 5.32 Financial Advisor.

Pure Nickel has not retained nor will it retain a financial advisor, broker agent or finder on account of this Agreement, the Amalgamation, any transaction contemplated hereby or any transaction ongoing or contemplated except that Pure Nickel has retained McMillan Binch Mendelsohn LLP as its legal advisors in connection with the transactions contemplated herein.

Section 5.33 Transaction Costs.

All transaction costs (including all advisory, legal, engineering, audit or other expenses related to the Amalgamation and transactions contemplated hereby but other than Employee Obligations) of Pure Nickel related to the Amalgamation and the transactions contemplated hereby will not exceed $178,000 (of which $28,000 has been paid by Pure Nickel), with the fees of Pure Nickel’s legal counsel (excluding disbursements and Goods and Services Tax (“GST”)) in connection with the Amalgamation and all matters related thereto not exceeding $150,000.

Section 5.34 Disclosure.

Pure Nickel has disclosed to Nevada Star in the Pure Nickel Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Pure Nickel.

The data and information with respect to Pure Nickel including, without limitation, its assets, reserves, liabilities, business prospects, affairs and operations provided by Pure Nickel in the Pure Nickel Disclosed Information is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

Section 5.35 No Guarantees or Indemnities.

Pure Nickel is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Pure Nickel and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, indemnities and guarantees in favour of Pure Nickel’s bankers and indemnities to support Pure Nickel’s obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.

Section 5.36 No Loans.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information or as disclosed in the Pure Nickel Financial Statements, Pure Nickel does not have any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with Pure Nickel, as the case may be.

Section 5.37 No Net Profits or Other Interests.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, no officer, director, employee or any other person not dealing at arm’s length with Pure Nickel or, to the knowledge of Pure Nickel, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Pure Nickel or any revenue or rights attributed thereto.

Section 5.38 Private Company.

(a)	Pure Nickel is not a reporting issuer in any province or territory of Canada and the Pure Nickel Shares are not listed and posted or quoted on any stock market or exchange.

(b)	None of the Holders of Pure Nickel Shares and none of the Holders of Pure Nickel Options are U.S. Persons as that term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended.

Section 5.39 No Cease Trade Orders.

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Pure Nickel and Pure Nickel is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 5.40 No Material Transactions.

Other than as disclosed herein or as disclosed in the Pure Nickel Disclosed Information, since October 1, 2006 Pure Nickel has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Pure Nickel, which is not in the ordinary course of business.

Section 5.41 No Swaps.

Pure Nickel currently has no outstanding Swaps.

Section 5.42 No Unanimous Shareholder Agreement.

To its knowledge, neither Pure Nickel nor any of its Holders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Pure Nickel.

Section 5.43 Confidentiality Agreements.

Pure Nickel has entered into confidentiality agreements with persons other than Nevada Star respecting the confidentiality of information provided to such persons or reviewed by such persons as disclosed to Nevada Star and set out in the Pure Nickel Disclosed Information. Pure Nickel has not negotiated any Take-over Proposal with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Pure Nickel in relation to any proposed, possible or actual Take-over Proposal to any person who has not entered into a confidentiality agreement. Pure Nickel has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Pure Nickel has not waived the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Pure Nickel.

Section 5.44 Restrictions on Business.

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Pure Nickel is a party or by which it is otherwise bound that would now or hereafter in any way limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Pure Nickel from engaging in its business or from competing with any person or in any geographic area.

Section 5.45 Outstanding Acquisitions or Disposition.

Pure Nickel has no rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $25,000, in the aggregate.

Section 5.46 Insurance.

No policies of insurance are in force as of the date hereof naming Pure Nickel as an insured regarding the operation and conduct of the business of Pure Nickel.

Section 5.47 Survival of Representations and Warranties.

The representations and warranties of Pure Nickel contained in this Agreement shall be true and correct immediately before the Effective Time as though they were made by Pure Nickel at such time.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF NEVADA STAR

Each of Nevada Star and Newco jointly and severally represent and warrant to and in favour of Pure Nickel as follows and acknowledge that Pure Nickel is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

Section 6.1 Organization and Qualification.

Each of Nevada Star and the Nevada Star Subsidiaries is duly incorporated, continued or amalgamated under the laws of its jurisdiction of incorporation, continuation or amalgamation and has the requisite corporate power and capacity to carry on its respective business as it is now being conducted. Each of Nevada Star and the Nevada Star Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole).

Section 6.2 Authority Relative to this Agreement.

Each of Nevada Star and Newco has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by each of Nevada Star and Newco of its obligations hereunder have been duly authorized by the boards of directors of Nevada Star and Newco, and, subject to the requisite approval of the RTO Resolutions by the Holders of Nevada Star Common Shares and the Newco Amalgamation Resolution by the Holders of Newco Common Shares, no other corporate proceedings on the part of Nevada Star or Newco are necessary to authorize this Agreement or the performance by Nevada Star and Newco of its respective obligations hereunder. This Agreement has been duly executed and delivered by each of Nevada Star and Newco and constitutes a legal, valid and binding obligation of each of Nevada Star and Newco enforceable against each of Nevada Star and Newco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

Section 6.3 No Violations.

(a)

Neither the execution and delivery of this Agreement by Nevada Star or Newco, the consummation by them of the transactions contemplated hereby nor compliance by each of Nevada Star and Newco with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Nevada Star, Newco or any of the Nevada Star Subsidiaries or affiliates under any of the terms, conditions or provisions of (A) the articles or by-laws of Nevada Star or Newco, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Nevada Star, Newco or any of the Nevada Star Subsidiaries are a party or to which Nevada Star, Newco or any of the Nevada Star Subsidiaries, or any of their respective properties or assets, may be subject or by which Nevada Star, Newco or any of the Nevada Star Subsidiaries is bound; or (ii) subject to compliance with applicable Corporate Laws and applicable Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Nevada Star, Newco or any of the Nevada Star Subsidiaries (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) and would not have material adverse effect on the ability of Nevada Star or Newco to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of applicable Corporate Laws and applicable Securities Laws: (i) there is no legal impediment to the performance by Nevada Star or Newco of their obligations under this Agreement or to the execution and delivery of this Agreement by Nevada Star and Newco and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole) and would not have a material adverse effect on the ability of Nevada Star and Newco to consummate the transactions contemplated hereby.

Section 6.4 Capitalization of Nevada Star and Newco.

As of the date hereof, the authorized share capital of Nevada Star consists of an unlimited number of Nevada Star Common Shares of which 84,319,287 Nevada Star Common Shares are issued and outstanding. As of the date hereof, the Nevada Star Pre-Amalgamation Options have been granted and are outstanding. Except as disclosed herein or as disclosed in the Nevada Star Disclosed Information, there are no securities of Nevada Star outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Nevada Star of any Nevada Star Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Nevada Star Common Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Nevada Star. All outstanding Nevada Star Common Shares have been duly authorized and are validly issued, as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Nevada Star Common Shares issuable upon exercise of outstanding Nevada Star Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.

As of the date hereof, the authorized share capital of Newco consists of an unlimited number of Newco Common Shares and an unlimited number of preferred shares, issuable in series, of which one Newco Common Share is issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Newco of any Newco Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Newco Common Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Newco.

Section 6.5 No Material Adverse Change.

There has not been any Material Adverse Change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Nevada Star from the position set forth in the Nevada Star Financial Statements and there has not been any Material Adverse Change in respect of Nevada Star and the Nevada Star Subsidiaries since January 1, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) or that could affect Nevada Star’s or Newco’s ability to consummate the transactions contemplated by this Agreement.

Section 6.6 Financial Statements.

The Nevada Star Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of Nevada Star and the Nevada Star Subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Nevada Star and its subsidiaries on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nevada Star and the Nevada Star Subsidiaries on a consolidated basis as at the dates thereof.

Section 6.7 Minute Books.

The corporate records and minute books of Nevada Star, Newco and the Nevada Star Subsidiaries have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

Section 6.8 Ownership of Subsidiaries.

(a)	Nevada Star is the registered and beneficial owner of 100% of the outstanding shares of each of Newco and the Nevada Star Subsidiaries with good and valid title to all such securities, free and clear of all liens and encumbrances and no person, firm, corporation or other entity holds any securities convertible or exchangeable into voting shares of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of Newco or the Nevada Star Subsidiaries.

(b)	The only subsidiaries of Nevada Star are Newco and the Nevada Star Subsidiaries and Nevada Star is not affiliated with, nor is it a holding corporation of any other body corporate.

Section 6.9 Compliance with Applicable Laws.

Each of Nevada Star, Newco and the Nevada Star Subsidiaries has conducted and is conducting its respective business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Nevada Star, Newco and the Nevada Star Subsidiaries of each jurisdiction in which Nevada Star, Newco and the Nevada Star Subsidiaries carries on its respective business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries, taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which Nevada Star, Newco and the Nevada Star Subsidiaries carries on its respective business which are necessary to carry on the business of Nevada Star, Newco and the Nevada Star Subsidiaries (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries, taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of Nevada Star, Newco or any of the Nevada Star Subsidiaries (taken as a whole), as now conducted or as proposed to be conducted.

Section 6.10 Conduct of Operations.

Any and all operations of Nevada Star, Newco and the Nevada Star Subsidiaries and, to the best of Nevada Star’s knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Nevada Star and the Nevada Star Subsidiaries, have been conducted in accordance with good mining practices.

Section 6.11 Newco.

Newco, originally incorporated as 40034 Yukon Inc. on October 24, 2006 pursuant to the provisions of the Business Corporations Act (Yukon), was continued under the CBCA on November 16, 2006 and has no assets, no liabilities and does not carry on any active business.

Section 6.12 Mineral Property Interests.

The interests of each of Nevada Star and the Nevada Star Subsidiaries in their respective mineral properties (the “Nevada Star Interests”) are free and clear of adverse claims created by, through or under Nevada Star or the Nevada Star Subsidiaries, except as disclosed in the Nevada Star Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole) and that, to its knowledge, each of Nevada Star and the Nevada Star Subsidiaries holds the Nevada Star Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Nevada Star Interests would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole).

Section 6.13 Title to Mineral Properties.

Although it does not warrant title, to the best of its knowledge Nevada Star is not aware of any defects, failures or impairments to the title to the Nevada Star Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries, taken as a whole.

Section 6.14 Documents of Title.

To the best of Nevada Star’s knowledge, Nevada Star has made available to Pure Nickel all Documents of Title and other documents and agreements in its possession affecting the title of Nevada Star and the Nevada Star Subsidiaries to Nevada Star Interests.

Section 6.15 Environmental Matters.

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries, taken as a whole:

(a)	to the best of Nevada Star’s knowledge, neither Nevada Star nor any Nevada Star Subsidiary is in violation of any applicable Environmental Laws;

(b)	to the best of Nevada Star’s knowledge, Nevada Star and each of the Nevada Star Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the best of Nevada Star’s knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Nevada Star or the Nevada Star Subsidiaries that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Nevada Star or the Nevada Star Subsidiaries;

(e)	Nevada Star and each Nevada Star Subsidiary has not failed to report to the proper Government Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Nevada Star and each Nevada Star Subsidiary holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its respective assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on Nevada Star and the Nevada Star Subsidiaries (taken as a whole), all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the Environmental Protection Act, except as disclosed herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 6.16 Geological Report.

Nevada Star made available to Kevin Wells, P.Geo., prior to the issuance of the MAN Alaska Report, for the purpose of preparing the MAN Alaska Report, all information requested by Kevin Wells, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Nevada Star has no knowledge of any material adverse change in the information, taken as a whole, provided to Kevin Wells since the date that such information was provided. Nevada Star believes that the MAN Alaska Report reasonably presented as at May 15, 2006 the MAN Alaska property of Nevada Star based upon information available at the time the MAN Alaska Report was prepared and the assumptions of the author contained therein.

Section 6.17 Tax Matters.

For the purposes of this Section 6.17, the term “Nevada Star” includes Nevada Star and the Nevada Star Subsidiaries.

(a)	All Tax Returns required to be filed by or on behalf of Nevada Star have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Nevada Star with respect to items or periods covered by such Tax Returns.

(b)	Nevada Star has paid or provided adequate accruals for Taxes as at March 31, 2005 in its financial statements as at and for the period ended dated March 31, 2005, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Nevada Star Disclosed Information, Nevada Star has made available to Pure Nickel true and complete copies of all material federal, provincial, state, local or foreign income or franchise Tax Returns for Nevada Star.

(d)

No material deficiencies exist or have been asserted with respect to Taxes paid by Nevada Star. Nevada Star is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Nevada Star’s knowledge threatened against Nevada Star or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Nevada Star. There is no audit in process, pending or, to the knowledge of Nevada Star, threatened by a Governmental Entity relating to the Tax Returns of Nevada Star or its subsidiaries for the last three (3) years.

(e)	Nevada Star has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the Governmental Entity. Nevada Star has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Nevada Star has charged, collected and remitted on a timely basis all Taxes as required by applicable Laws on any sale, supply or delivery whatsoever, made by Nevada Star.

(f)	To Nevada Star’s knowledge, all value added property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the exploration for and extraction of minerals thereon, or the receipt of proceeds therefrom, payable in respect of its mineral properties prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its mineral properties.

Section 6.18 Debt and Working Capital.

As at November 30, 2006, Nevada Star’s total indebtedness for borrowed money including Nevada Star’s working capital deficit, calculated in accordance with Canadian GAAP, was not in excess of $5,000 on a consolidated basis.

Section 6.19 Financial Commitments.

Other than as set out herein or in the Nevada Star Disclosed Information, and except for operating costs incurred in the ordinary course of business, as of the date hereof, neither Nevada Star nor the Nevada Star Subsidiaries have any outstanding authorities for expenditures or other financial commitments in respect of the Nevada Star Interests.

Section 6.20 No Default Under Lending Agreements.

No event of default or breach of any covenant has occurred under Nevada Star’s or the Nevada Star Subsidiaries’ existing banking and lending agreements.

Section 6.21 Flow Through Obligations.

Other than those set out herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has entered into any agreements or made any covenants with any parties with respect to the issuance of “flow-through” shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which are reflected in the Nevada Star Financial Statements.

Section 6.22 No Shareholders’ Rights Plan.

None of Nevada Star, Newco or any Nevada Star Subsidiary is a party to, and prior to the completion of the Amalgamation, none of Nevada Star, Newco or any Nevada Star Subsidiary will implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Nevada Star Common Shares, Newco Common Shares, Nevada Star Subsidiary Common Shares or other securities of Nevada Star, Newco or the Nevada Star Subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Amalgamation.

Section 6.23 No Undisclosed Material Liabilities.

Except: (a) as disclosed or reflected in the Nevada Star Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, none of Nevada Star, Newco or the Nevada Star Subsidiaries has incurred any material liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the consolidated balance sheet of Nevada Star) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Nevada Star on a consolidated basis.

Section 6.24 Material Contracts.

Except for Documents of Title, or as disclosed in this Agreement or as disclosed in the Nevada Star Disclosed Information, there are no material contracts or agreements to which Nevada Star, Newco or any Nevada Star Subsidiary is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Nevada Star, Newco or any Nevada Star Subsidiary will, or may reasonably be expected to result in, a requirement of Nevada Star, Newco or any Nevada Star Subsidiary to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or that is out of the ordinary course of business of Nevada Star, Newco or any Nevada Star Subsidiary will be considered to be material.

Section 6.25 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Nevada Star threatened, against Nevada Star, Newco or any of the Nevada Star Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, or any other person which action, suit or proceeding involves the possibility of any judgment against or liability of Nevada Star, Newco or any of the Nevada Star Subsidiaries or any other person which, if successful, would have a Material Adverse Effect on Nevada Star, Newco and the Nevada Star Subsidiaries (taken as a whole) or materially affect the ability of Nevada Star or Newco to consummate the transactions contemplated hereby.

Section 6.26 Disclosure.

Nevada Star has disclosed to Pure Nickel in the Nevada Star Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Nevada Star, Newco or the Nevada Star Subsidiaries, taken as a whole.

The data and information with respect to Nevada Star, Newco and the Nevada Star Subsidiaries including, without limitation, their respective assets, reserves, liabilities, business prospects, affairs and operations provided by Nevada Star in the Nevada Star Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

Section 6.27 Leases and Other Obligations.

Except as disclosed herein, all of the outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles of Nevada Star and the Nevada Star Subsidiaries have been provided to Pure Nickel in the Nevada Star Disclosed Information.

Section 6.28 Processing and Transportation Commitments.

Neither Nevada Star or any Nevada Star Subsidiary has entered into or is a party to any third party processing or transportation agreements.

Section 6.29 Reporting Issuer.

Nevada Star is a reporting issuer in the provinces of British Columbia and Alberta, the issued and outstanding Nevada Star Common Shares are listed and posted for trading on the TSXV and are quoted on the OTCBB, and Nevada Star is in material compliance with all applicable Securities Laws, the by-laws, rules and regulation of the TSXV and the OTCBB.

Section 6.30 No Cease Trade Orders.

No securities commission, stock exchange or similar regulatory authority (domestic or foreign) has issued any order preventing or suspending trading of any securities of Nevada Star and Nevada Star is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 6.31 Financial Advisor.

Nevada Star has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Amalgamation, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Nevada Star has retained Clark Wilson LLP as Nevada Star’s legal advisors in connection with the transactions contemplated herein.

Section 6.32 No Loans.

Other than as disclosed herein or in the Nevada Star Disclosed Information, neither Nevada Star nor any of the Nevada Star Subsidiaries has any loans or other indebtedness currently outstanding which have been made to or from any of its respective shareholders, officers, directors or employees or any other person not dealing at arm’s length with Nevada Star or the Nevada Star Subsidiaries, as the case may be.

Section 6.33 No Net Profits or Other Interests.

Other than as disclosed herein or in the Nevada Star Disclosed Information, no officer, director, employee or any other person not dealing at arm’s length with Nevada Star or the Nevada Star Subsidiaries or, to the knowledge of Nevada Star, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Nevada Star or and Nevada Star Subsidiaries or any revenue or rights attributed thereto.

Section 6.34 Royalties

No person, other than Robert Angrisano, Scott Nicholson and Monty L. Moore, has any royalty or other interest whatsoever in production from any of the mineral claims, comprising the mineral properties owned by Nevada Star or the Nevada Star Subsidiaries.

Section 6.35 Public Record.

The information and statements filed by or on behalf of Nevada Star with the securities commissions, stock exchanges and similar regulatory authorities in Canada and the United States in compliance, or intended compliance, with applicable Securities Laws were true, correct and complete, in all material respects, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Nevada Star which has not been publicly disclosed, and Nevada Star has not filed any confidential material change reports which continue to be confidential.

Section 6.36 Nevada Star Common Shares to be Issued.

The board of directors of Nevada Star shall reserve and allot to holders of Pure Nickel Shares that number of Nevada Star Common Shares as are issuable upon the completion of the Amalgamation and, when issued in accordance with the terms of this Agreement, such Nevada Star Common Shares will be issued as fully paid and non-assessable shares.

Section 6.37 No Material Transactions.

Except as publicly disclosed prior to the date of this Agreement, since December 1, 2005 neither Nevada Star or any of the Nevada Star Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Nevada Star (on a consolidated basis), which is not in the ordinary course of business.

Section 6.38 No Swaps.

Nevada Star currently has no outstanding Swaps.

Section 6.39 Restrictions on Business.

Other than as disclosed herein or in the Nevada Star Disclosed Information, there are no non-competition, exclusivity or other similar agreements, commitments or understandings in place to which Nevada Star or any Nevada Star Subsidiary is a party or by which it is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction on Nevada Star or any Nevada Star Subsidiary from engaging in its business or from competing with any person or in any geographic area.

Section 6.40 Insurance.

Policies of insurance in force as of the date hereof naming Nevada Star as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Nevada Star and the Nevada Star Subsidiaries to the extent customary in respect of the business carried on by Nevada Star and the Nevada Star Subsidiaries. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Amalgamation.

Section 6.41 No Unanimous Shareholder Agreement.

None of Nevada Star, Newco or any of the Nevada Star Subsidiaries is a party to any unanimous shareholders agreement, voting trust or other similar type of arrangements in respect of its respective outstanding securities.

Section 6.42 Survival of Representations and Warranties.

The representations and warranties of the Nevada Star Parties contained in this Agreement shall be true and correct immediately before the Effective Time as though they were made by the Nevada Star Parties at such time.

ARTICLE 7

COVENANTS AND AGREEMENTS

Section 7.1 Mutual Covenants.

(a)	Each of Pure Nickel, Nevada Star and Newco agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 9 in each case except (i) with the consent of the other parties to any deviation therefrom or (ii) as expressly contemplated by this Agreement:

(i)	it and its respective Subsidiaries (as applicable) shall

(A)	carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice,

(B)	use reasonable best efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and

(C)	maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)	it shall not, and it shall not permit any of its Subsidiaries (as applicable) to:

(A)	declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, except for dividends, distributions or return of capital payable by a Subsidiary to such party;

(B)	except as contemplated by the RTO Resolutions, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(C)	other than the Offering of Subscription Receipts, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to fully vested stock options and warrants outstanding on the date hereof; or

(D)	other than the Offering of Subscription Receipts, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)	it shall not, nor shall it permit any of its Subsidiaries (as applicable) to,

(A)	incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than indebtedness between such party or any of its Subsidiaries and another of its Subsidiaries, or

(B)	enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such party or any of its Subsidiaries in connection with any indebtedness.

(iv)	it shall not, nor shall it permit any of its Subsidiaries (as applicable) to:

(A)	increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its Subsidiaries;

(B)	increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its Subsidiaries;

(C)	except as agreed to by the parties, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any Pure Nickel Shares or Nevada Star Common Shares, or otherwise amend, vary or modify any plans or the terms of any stock option; or

(D)	adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(v)	it shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its Charter Documents.

(vi)	it shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due.

(vii)	except as required by applicable Laws, it shall not, nor shall it permit any of its Subsidiaries to, enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement.

(viii)	it shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to such party or any Subsidiary of such party except as required by applicable Law or by Canadian generally accepted accounting principles as advised by such party’s or such Subsidiary’s regular independent accountants, as the case may be.

(ix)	it shall not, nor shall it permit any of its Subsidiaries to, make or rescind any material tax election.

(x)	it shall not nor shall it permit any Subsidiary to, (a) enter into any confidentiality or standstill agreement (other than in respect of confidentiality agreements entered into in the ordinary course of business), or (b) amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision.

(xi)	it shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of such party’s representations or warranties hereunder to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay the completion of the Amalgamation.

(xii)	it shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the actions as described above in clauses (ii) through (xi).

(b)	Each of Pure Nickel, Nevada Star and Newco shall promptly advise the other parties in writing:

(i)	of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	of any Material Adverse Effect on such party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	of any material breach by such party of any covenant, obligation or agreement contained in this Agreement.

(c)	Each of Pure Nickel, Nevada Star and Newco shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, perform all obligations required to be performed by such party or any of its Subsidiaries under this Agreement, cooperate with the other parties hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of Pure Nickel, Nevada Star and Newco shall:

(i)	use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 8 hereof;

(ii)	apply for and use reasonable best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party with copies of all related applications and notifications, in draft form, in order for such other party to provide its reasonable comments;

(iii)	use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s Subsidiaries with respect to the transactions contemplated hereby;

(iv)	use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)	use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party’s Subsidiaries in connection with the transactions contemplated hereby; and

(vii)	use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s Subsidiaries to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such party or such party’s Subsidiaries to consummate the transactions contemplated hereby.

Section 7.2 Covenants of Pure Nickel.

(a)	the board of directors of Pure Nickel shall recommend to the Holders of Pure Nickel Shares the approval of the Pure Nickel Amalgamation Resolution.

(b)	Pure Nickel shall, at the request of Nevada Star, solicit from the Holders of Pure Nickel Shares proxies in favour of approval of the Pure Nickel Amalgamation Resolution.

(c)	Subject to 0, Pure Nickel shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Pure Nickel Meeting without Nevada Star’s prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Holders of Pure Nickel Shares as expressed by majority resolution.

(d)	Without the prior written consent of Nevada Star, not to be unreasonably withheld, Pure Nickel shall not make any payments or otherwise satisfy Employee Obligations or create any new Employee Obligations other than run on insurance for directors and officers.

(e)	Pure Nickel hereby agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of Pure Nickel, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Section 7.3 Covenants of Nevada Star.

(a)	Nevada Star shall set its number of directors at seven.

(b)	Nevada Star shall nominate Monty Moore and Robert Angrisano for re-election to the board of directors of Nevada Star on the Effective Date or as soon as reasonably possible thereafter and shall cause to be appointed R. David Russell, an “independent” nominee of Nevada Star as defined under Securities Laws.

(c)	Nevada Star shall appoint or nominate J. Jay Jaski and W.S. (Steve) Vaughan, David A. McPherson and Harry Blum to the board of directors of Nevada Star on the Effective Date or as soon as reasonably possible thereafter. Mssrs. McPherson and Blum shall be “independent” as defined under Securities Laws.

(d)	Nevada Star shall approve the Newco Amalgamation Resolution.

(e)	The board of directors of Nevada Star shall recommend to the Holders of Nevada Star Common Shares the approval of the RTO Resolutions.

(f)	Nevada Star shall, at the request of Pure Nickel, solicit from the Holders of Nevada Star Common Shares proxies in favour of the RTO Resolutions.

(g)	Subject to the fiduciary obligations of the board of directors of Nevada Star and other applicable laws, Nevada Star shall use, following the Effective Date, its financial resources primarily in the development of the Amalco business.

(h)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 it shall not permit Newco to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets nor will Nevada Star sell, pledge, encumber or otherwise dispose of the Newco Common Shares held by Nevada Star.

(i)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 it shall not nor shall it permit Newco to, make or commit to make any capital expenditures (including capital lease obligations) greater than $10,000 without the written consent of Pure Nickel.

(j)	Nevada Star agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 9 not to, and cause Newco not to, initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of Nevada Star or Newco, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

Section 7.4 Access to Information.

(a)	Subject to Subsection 7.4(b) and applicable Laws, upon reasonable notice to an officer of such party, each of Pure Nickel, Nevada Star and Newco shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of the other party access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such party. During such period, each of Pure Nickel, Nevada Star and Newco shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning such party’s business, properties and personnel as the other party may reasonably request.

(b)	The Nevada Star Parties and Pure Nickel acknowledge that certain information received pursuant to Subsection 7.4(a) will be non-public or proprietary in nature and that such parties shall not disclose such information to third parties without the prior written consent of the other party unless required to do so by applicable Law.

(c)	For the purposes of allowing Pure Nickel and the Nevada Star Parties to review the assets, premises, business and financials of each other so as to enable them to determine if there are any facts relating to the assets and business of the other which, if known, would cause them to elect not to proceed with the Amalgamation, each of Pure Nickel and Nevada Star hereby permit the other to conduct from the date hereof until the Effective Date (the “Due Diligence Period”), such investigations as they may deem reasonably necessary or advisable in order to ensure that each of the representations, warranties, covenants and agreements of Pure Nickel and the Nevada Star Parties as set out in this Agreement are true and correct on the Effective Date.

(d)	In the event Pure Nickel’s board of directors are not satisfied with the results or findings of Pure Nickel’s review of the business, premises, assets and financials of Nevada Star, Pure Nickel shall provide to Nevada Star before the expiration of the Due Diligence Period written notice signed by an officer of Pure Nickel indicating same (the “Pure Nickel Due Diligence Notice”).

(e)	In the event Nevada Star’s board of directors are not satisfied with the results or findings of Nevada Star’s review of the business, premises, assets and financials of Pure Nickel, Nevada Star shall provide to Pure Nickel before the expiration of the Due Diligence Period written notice signed by an officer of Nevada Star indicating same (the “Nevada Star Due Diligence Notice”).

Section 7.5 Closing Matters.

(a)	The completion of the transactions contemplated under this Agreement shall occur at the offices of Nevada Star’s counsel, Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at 11:00 a.m. (Vancouver time) (the “Time of Closing”) on or before the second Business Day following the approval of the Pure Nickel Amalgamation Resolution, the Newco Amalgamation Resolution and the RTO Resolutions or on such other date or at such other time and place as the parties may agree.

(b)	Each of the Nevada Star Parties and Pure Nickel shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably. For greater certainty, Pure Nickel and Nevada Star shall also deliver evidence that all necessary shareholder, regulatory and TSXV approvals have been obtained.

ARTICLE 8

CONDITIONS

Section 8.1 Mutual Conditions Precedent.

The respective obligations of the Nevada Star Parties and Pure Nickel to complete the transactions contemplated by this Agreement and to file the Articles of Amalgamation for acceptance by the Director to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date;

(a)	the Pure Nickel Amalgamation Resolution shall have been approved by not less than two-thirds (2/3rds) of the votes cast by Holders of Pure Nickel Shares at the Pure Nickel Meeting held in accordance with applicable Laws;

(b)	the Newco Amalgamation Resolution shall have been approved by Nevada Star in accordance with applicable Laws and this Agreement;

(c)	the RTO Resolutions shall have been approved by the majority of the votes cast by Holders of Nevada Star Common Shares at the Nevada Star Meeting held in accordance with applicable laws;

(d)	the TSXV shall have conditionally approved the Amalgamation and the listing thereon of the Nevada Star Common Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date, and (ii) issuable upon exercise of the Nevada Star Amalgamation Options;

(e)	all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements, conditions and consents shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Nevada Star, Newco, Pure Nickel or Amalco after the Effective Time;

(f)	all applicable consents required from third parties to the transactions contemplated by this Agreement shall have been obtained;

(g)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under this Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under this Agreement in accordance with the terms and conditions hereof or thereof;

(h)	there shall not exist any prohibition at Law against the completion of the Amalgamation;

(i)	none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto acting reasonably; and

(j)	this Agreement shall not have been terminated under Article 9.

The foregoing conditions are for the mutual benefit of the Nevada Star Parties and Pure Nickel and may be waived in writing, in whole or in part, by the Nevada Star Parties and Pure Nickel at any time.

Section 8.2 Additional Conditions Precedent to the Obligations of the Nevada Star Parties.

The obligations of the Nevada Star Parties to complete the transactions contemplated hereby and the obligation of Newco to file the Articles of Amalgamation jointly with Pure Nickel and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)	Pure Nickel shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)	each of the representations and warranties of Pure Nickel under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(c)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to Pure Nickel or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on Pure Nickel;

(d)	the Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the conditions in Subsections 8.2(a), (b) and (c) have been satisfied;

(e)	the Nevada Star Parties shall have received a certificate of Pure Nickel addressed to the Nevada Star Parties and dated the Effective Date, signed on behalf of Pure Nickel by two senior executive officers of Pure Nickel, confirming that the Pure Nickel’s Debt as at such date does not exceed $150,000 and that the legal fees (excluding disbursements and GST) of Pure Nickel legal counsel for the Amalgamation and all matters related thereto does not exceed $150,000;

(f)	on the date hereof, Nevada Star shall have received from the sole director of Pure Nickel the Undertaking, duly executed, in respect of all Pure Nickel Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 9% Pure Nickel Shares issued and outstanding as of the date hereof;

(g)	Holders of not more than 2.5% of the issued and outstanding Pure Nickel Shares shall have exercised Pure Nickel Dissent Rights;

(h)	Nevada Star, acting reasonably, shall not have delivered to Pure Nickel the Nevada Star Due Diligence Notice prior to the expiration of the Due Diligence Period;

(i)	since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere) against Pure Nickel (whether or not purportedly on behalf of Pure Nickel) that would, if successful, have a Material Adverse Effect on Pure Nickel, in the sole discretion of Nevada Star, acting reasonably;

(j)	there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by Nevada Star or Newco of any Pure Nickel Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Newco any damages that are material in relation to Pure Nickel, (iii) seeking to prohibit or materially limit the ownership or operation by Nevada Star or Newco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective Subsidiaries or to compel Nevada Star or Newco to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) seeking to prohibit Nevada Star or Newco from effectively controlling in any material respect the business or operations of Pure Nickel, or (v) imposing any condition or restriction that in the judgment of Nevada Star, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(k)	the board of directors and shareholders of Pure Nickel shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Pure Nickel to permit the consummation of the Amalgamation and the transactions contemplated herein;

(l)	all consents and approvals under any agreements to which Pure Nickel may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement;

(m)	Pure Nickel shall not, from the date hereof and up to completion of the Amalgamation, without prior written consent of Nevada Star, have effected or taken any steps to effect any transaction or action out of the ordinary course of business;

(n)	Pure Nickel shall not have made any capital expenditures except as outlined in Pure Nickel’s capital budget provided to Nevada Star in an amount exceeding $600,000 in the aggregate or $600,000 on an individual basis, except as otherwise agreed in writing by Nevada Star;

(o)	Pure Nickel shall not agree to pay and shall not make any agreement for Nevada Star to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation; and

(p)	the post Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached hereto as Schedule “E”.

The foregoing conditions are for the benefit of the Nevada Star Parties and may be waived in writing, in whole or in part, by the Nevada Star Parties at any time.

Section 8.3 Additional Conditions Precedent to the Obligations of Pure Nickel.

The obligations of Pure Nickel to complete the transactions contemplated hereby and the obligation of Pure Nickel to file Articles of Amalgamation jointly with Newco and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)	the Nevada Star Parties shall have performed or complied with, in all material respects, their respective obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(b)	each of the representations and warranties of the Nevada Star Parties under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on the Nevada Star Parties;

(c)	since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Nevada Star, Newco or the Nevada Star Subsidiaries or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Nevada Star, Newco or the Nevada Star Subsidiaries;

(d)	Pure Nickel shall have received a certificate of each of Nevada Star and Newco addressed to Pure Nickel and dated the Effective Date, signed on behalf of each of Nevada Star and Newco by two senior executive officers of Nevada Star and Newco, certifying that the conditions in Subsections 8.3(a), (b), (c) and (e) have been satisfied;

(e)	Pure Nickel shall have received a certificate of Nevada Star addressed to Pure Nickel and dated the Effective Date, signed on behalf of Nevada Star by two senior executive officers of Nevada Star, confirming that the Nevada Star’s Debt as at such date does not exceed $50,000, and that the legal fees, disbursements and associated taxes of Nevada Star’s legal counsel for the Amalgamation and all matters related thereto, but not including any matter pertaining to the Offering of Subscription Receipts, does not exceed $150,000;

(f)	on the date hereof, Pure Nickel shall have received from the Nevada Star Principals the respective Undertakings, duly executed, in respect of all Nevada Star Common Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 50.69% Nevada Star Common Shares issued and outstanding as of the date hereof;

(g)	since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity) or by any elected or appointed public official in Canada or elsewhere against Nevada Star or Newco) (whether or not purportedly on behalf of Nevada Star or Newco ) that would, if successful, have a Material Adverse Effect on Nevada Star or Newco, in the sole discretion of Pure Nickel, acting reasonably;

(h)	there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by Nevada Star or Newco of any Pure Nickel Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from Pure Nickel, Nevada Star or Newco any damages that are material in relation to Nevada Star or Newco, (iii) seeking to prohibit or materially limit the ownership or operation by Nevada Star or Newco of any material portion of the business or assets of Nevada Star, Pure Nickel or any of their respective Subsidiaries or to compel Nevada Star or Newco to dispose of or hold separate any material portion of the business or assets of Nevada Star, Pure Nickel or Amalco or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) except for the TSXV imposing escrow conditions, seeking to impose limitations on the ability of Nevada Star or Newco to acquire or hold, or exercise full rights of ownership of, any Pure Nickel Shares or shares of Amalco, including the right to vote the Pure Nickel Shares or shares of Amalco purchased by it on all matters properly presented to the shareholders of Pure Nickel or Amalco, (v) seeking to prohibit Nevada Star or Newco from effectively controlling in any material respect the business or operations of Pure Nickel, or (vi) imposing any condition or restriction that in the judgment of Pure Nickel, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Nevada Star or Amalco after the Effective Time;

(i)	the boards of directors and shareholders of Nevada Star and Newco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Nevada Star and Newco, to permit the consummation of the Amalgamation;

(j)	Pure Nickel shall not have delivered to Nevada Star the Pure Nickel Due Diligence Notice prior to the expiration of the Due Diligence Period;

(k)	all consents and approvals under any agreements to which Nevada Star, the Nevada Star Subsidiaries or Newco may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received;

(l)	the post Amalgamation capitalization of Nevada Star being in accordance with the capitalization table attached hereto as Schedule “E”;

(m)	Pure Nickel receive evidence satisfactory to it, acting reasonably, that Nevada Star Common Shares issued upon Amalgamation shall be freely tradeable under Canadian Securities Laws;

(n)	the Nevada Star Parties shall not, from the date hereof and up to completion of the Amalgamation, without the prior written consent of Pure Nickel, have effected or taken any steps to effect:

(i)	a change in its articles, by-laws or constating documents;

(ii)	a subdivision, consolidation or other change to its outstanding shares (except as specifically contemplated herein);

(iii)	the payment of any dividend;

(iv)	any transaction or action out of the ordinary course of business (except as specifically contemplated herein); or

(v)	the sale or purchase of any asset or the entering into of any transaction (except as specifically contemplated herein);

(o)	the Nevada Star Parties shall not agree to pay and shall not make any agreement for the Nevada Star Parties, upon or following completion of the Amalgamation to pay any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation;

(p)	Nevada Star shall enter into an employment agreement with J. Jay Jaski, in a form satisfactory to the parties thereto, immediately prior to, or concurrent with, the Amalgamation;

(q)	Nevada Star shall have delivered proof, in a form satisfactory to Pure Nickel, that Nevada Star has cash assets of at least US$3.3 million immediately prior to the Amalgamation; and

(r)	the Nevada Star Parties shall not have made any capital expenditures in an amount exceeding $100,000 in the aggregate or $100,000 on an individual basis, except as otherwise agreed in writing by Pure Nickel.

The foregoing conditions are for the benefit of Pure Nickel and may be waived in writing, in whole or in part, by Pure Nickel at any time.

Section 8.4 Merger of Conditions.

The conditions set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released on the filing by Newco and Pure Nickel of the Articles of Amalgamation, and such other documents as are required to be filed under the CBCA for acceptance by the Director to give effect to the Amalgamation and the issuance by the Director of a certificate of amalgamation.

ARTICLE 9

AMENDMENT AND TERMINATION

Section 9.1 Amendment.

This Agreement may not be amended except by mutual written agreement of the parties hereto; provided that after approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares, approval of the Newco Amalgamation Resolution by Nevada Star and approval of the RTO Resolutions by the Holders of Nevada Star Common Shares, no amendment may be made that by applicable Law requires further approval or authorization by the Holders of Pure Nickel Shares, Nevada Star or the Holders of Nevada Star Common Shares (as applicable) without such further approval or authorization.

Section 9.2 Termination.

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the Pure Nickel Amalgamation Resolution by the Holders of Pure Nickel Shares, approval of the Newco Amalgamation Resolution by Nevada Star and approval of the RTO Resolutions by the Nevada Star Common Shareholders, as applicable):

(a)	by the mutual written consent of the Nevada Star Parties and Pure Nickel (without further action on the part of the Holders of Pure Nickel Shares or Nevada Star Common Shares if terminated after the Pure Nickel Meeting or Nevada Star Meeting, as applicable);

(b)	by either the Nevada Star Parties or Pure Nickel, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining the Nevada Star Parties or Pure Nickel from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by either the Nevada Star Parties or Pure Nickel, if the Effective Date does not occur on or prior to February 26, 2007 or such other date as the Nevada Star Parties and Pure Nickel may agree in writing; provided, however, that the right to terminate this Agreement under this Subsection 9.2(c) shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Pure Nickel if the Newco Amalgamation Resolution is not submitted for approval prior to February 26, 2007 or such later date as may be agreed to in writing by Pure Nickel;

(e)	by the Nevada Star Parties if, (i) the board of directors of Pure Nickel fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to Nevada Star, (ii) the board of directors of Pure Nickel fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the Pure Nickel Amalgamation Resolution, within five (5) Business Days of any written request to do so from Nevada Star, (iii) the Pure Nickel Amalgamation Resolution is not submitted for approval at the Pure Nickel Meeting, or the Pure Nickel Meeting is not held prior to February 20, 2007 or such later date to which the Pure Nickel Meeting shall have been adjourned or postponed as may be agreed to in writing by Nevada Star;

(f)	by either the Nevada Star Parties or Pure Nickel, if at the Pure Nickel Meeting, the requisite vote of the Holders of Pure Nickel Shares to approve the Amalgamation Resolution shall not be obtained;

(g)	by Pure Nickel if, (i) the board of directors of Nevada Star fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to Pure Nickel, (ii) the board of directors of Nevada Star fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the Newco Amalgamation Resolution within five (5) Business Days of any written request to do so from Pure Nickel, (iii) the RTO Resolutions are not submitted for approval at the Nevada Star Meeting, or the Nevada Star Meeting is not held before February 20, 2007 or such later date to which the Nevada Star Meeting shall have been adjourned or postponed as may be agreed to in writing by Pure Nickel;

(h)	by either the Nevada Star Parties or Pure Nickel, if at the Nevada Star Meeting the requisite vote of Holders of Nevada Star Common Shares to approve the RTO Resolutions shall not be obtained;

(i)	by the Nevada Star Parties or Pure Nickel, by written notice to the other parties, if any of the conditions precedent set out in Section 8.1 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Section 8.1 if the condition would have been satisfied but for a material failure by such party in complying with its obligations hereunder;

(j)	by the Nevada Star Parties, by written notice to Pure Nickel, if any of the conditions precedent set out in Section 8.2 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that the Nevada Star Parties may not rely on the failure to satisfy any of the conditions set out in Section 8.2 if the condition would have been satisfied but for a material failure by the Nevada Star Parties in complying with their respective obligations hereunder;

(k)	by the Nevada Star Parties, if Pure Nickel has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.2(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by Pure Nickel;

(l)	by Pure Nickel, by written notice to the Nevada Star Parties, if any of the conditions precedent set out in Section 8.3 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that Pure Nickel may not rely on the failure to satisfy any of the conditions set out in Section 8.3 if the condition would have been satisfied but for a material failure by Pure Nickel in complying with its obligations hereunder; or

(m)	by Pure Nickel, if either of the Nevada Star Parties has breached any of its respective representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.3(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party or parties alleged to be in breach.

Section 9.3 Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 9.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 9.3 and Subsections 7.4(b) and Section 10.10; provided that neither the termination of this Agreement nor anything contained in this Section 9.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement under Section 9.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 10

GENERAL

Section 10.1 Investigation.

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

Section 10.2 Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)	in the case of Nevada Star or Newco:

Nevada Star Resource Corp.

10735 Stone Avenue North

Seattle, Washington, USA 98133

Attention: President and CEO

Facsimile number: 425.467.1836

(b)	With a copy to:

Clark Wilson LLP

800 – 885 West Georgia Street

Vancouver, British Columbia V6C 3H1

Attention: William L. Macdonald

Facsimile number: 604.687.6314

(c)	in the case of Pure Nickel:

Pure Nickel Inc.

95 Wellington Street West

Suite 900

Toronto, Ontario M9J 5N7

Attention: President

Facsimile number: 416.644.0069

With a copy, for information purposes only, to:

McMillan Binch Mendelson LLP

BCE Place, Suite 4400

Bay Wellington Tower

181 Bay Street

Toronto, Ontario M5J 2T3

Attention: Michael A. Burns

Facsimile number: 416.865.7048

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Section 10.3 Assets and Liabilities.

Each of Newco and Pure Nickel shall contribute to Amalco all of their respective assets, subject to their respective liabilities, as they exist immediately before the Effective Date. Amalco shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of the Newco and Pure Nickel, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of Newco and Pure Nickel and all liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Newco and Pure Nickel shall thenceforth attach to and may be enforced against Amalco. No action or proceeding by or against either of Newco or Pure Nickel shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of Newco or Pure Nickel, as applicable.

Section 10.4 Assignment.

No party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 10.5 Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of the Nevada Star Parties and Pure Nickel and their respective successors and permitted assigns.

Section 10.6 Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

Section 10.7 Waiver and Modification.

Each of Pure Nickel and the Nevada Star Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

Section 10.8 No Personal Liability.

(a)	No director, officer, employee or agent of either Nevada Star Party or any of the Nevada Star Subsidiaries shall have any personal liability whatsoever to Pure Nickel under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of an Nevada Star Party.

(b)	No director, officer, employee or agent of Pure Nickel shall have any personal liability whatsoever to either Nevada Star Party under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Pure Nickel.

Section 10.9 Further Assurances.

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 10.10 Expenses.

Except as contemplated herein, each of Pure Nickel and Nevada Star shall pay their own costs and expenses in connection with the Amalgamation including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation.

Section 10.11 Public Announcements.

The initial press release concerning the Amalgamation shall be a joint press release of Nevada Star and Pure Nickel and thereafter Nevada Star and Pure Nickel agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Amalgamation, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Amalgamation as soon as practicable following the execution of this Agreement. Nevada Star and Pure Nickel also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

Section 10.12 Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Section 10.13 Entire Agreement.

This Agreement, and the other agreements and other documents referred to herein, constitute the entire agreement between the Nevada Star Parties and Pure Nickel pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Nevada Star Parties and Pure Nickel with respect to the subject matter hereof.

Section 10.14 Time of Essence.

Time is of the essence of this Agreement.

Section 10.15 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.16 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

NEVADA STAR RESOURCE CORP.

Per:
Robert Angrisano President and Chief Executive Officer

6658482 CANADA INC.

Per:
Robert Angrisano President and Chief Executive Officer

PURE NICKEL INC.

Per:
J. Jay Jaski Chairman and Chief Executive Officer

SCHEDULE “A”

Form of Newco Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation of 6658482 Canada Inc. (“Newco”) and Pure Nickel Inc. (“Pure Nickel”) (the “Amalgamation”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of December 14, 2006 among Nevada Star Resource Corp. (“Nevada Star”), Newco and Pure Nickel, is hereby approved and authorized, subject to the approval of the TSX Venture Exchange, all as more particularly described in the management proxy and information circular of Nevada Star to be dated on or about January 15, 2007 (the “Circular”).

2.	The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3.	Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered Holders of common shares in the capital of Newco (“Newco Shareholders”), the Board of Directors of Newco is hereby authorized and empowered without further notice to or approval of the Newco Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4.	Any director or officer of Newco be, and such director or officer of Newco hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Newco, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Newco as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

SCHEDULE “B”

Form of Pure Nickel Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation of 6658482 Canada Inc. (“Newco”) and Pure Nickel Inc. (“Pure Nickel”) (the “Amalgamation”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of December 14, 2006 among Nevada Star Resource Corp. (“Nevada Star”), Newco and Pure Nickel, is hereby approved and authorized with such restrictions or conditions as may be required by the TSX Venture Exchange (the “Exchange”), subject to the approval of the Exchange, all as more particularly described in the management proxy and information circular of Pure Nickel to be dated on or about January 15, 2007 (the “Circular”).

2.	The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3.	Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered holders of Common Shares in the capital of Pure Nickel (“Pure Nickel Shareholders”), the Board of Directors of Pure Nickel is hereby authorized and empowered without further notice to or approval of the Pure Nickel Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4.	Any director or officer of Pure Nickel be, and such director or officer of Pure Nickel hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Pure Nickel, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Pure Nickel as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

SCHEDULE “C”

Form of RTO Resolutions

Form of Proposed Ordinary Resolution

Because the Amalgamation is between Pure Nickel and Newco, the Holders of Nevada Star Common Shares are not being asked to consider the proposed Amalgamation and to give their assent to that transaction. The Holder of Newco Common Shares, being Nevada Star, will be asked to pass a special resolution approving the proposed Amalgamation. However, since Nevada Star will be issuing Nevada Star Common Shares to the Holders of the Pure Nickel Shares and the issuance of such shares will result in a reverse take-over of Nevada Star, Exchange Policy 5.2 requires that the Holders of Nevada Star Common Shares approve by ordinary resolution the issuance of such common shares.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Nevada Star be and is authorized to undertake and complete the reverse take-over of the company as proposed in the Amalgamation Agreement and to issue to the Holders of Pure Nickel Shares 3.643 Nevada Star Common Shares for each one (1) Pure Nickel Share held in accordance with the terms and conditions of the Amalgamation Agreement;

2.	Nevada Star be and is authorized to take such steps as necessary to give effect to these resolutions; and

3.	notwithstanding the foregoing, the Board of Directors of Nevada Star shall have sole and complete discretion to determine whether or not to carry out the foregoing resolutions to issue Nevada Star Common Shares in accordance with the Amalgamation Agreement and, notwithstanding shareholder approval of the share issuance, there shall be no obligation to proceed with such issuance of Nevada Star Common Shares.”

Form of Proposed Special Resolution Concerning Change of Name

Nevada Star proposes to change its name to “Pure Nickel Inc.”. The change of name requires approval by way of special resolution of the Holders of Nevada Star Common Shares, being a resolution passed by not less than 2/3 of the votes of the Holders of Nevada Star Common Shares represented in person or by proxy at the Meeting. The change of name will constitute an amendment to Nevada Star’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the name of Nevada Star be changed to “Pure Nickel Inc.” or such other name as the board of directors approves and the Director of Corporations accepts;

2.	the Articles of Nevada Star be altered accordingly; and

3.	notwithstanding the foregoing, the Board of Directors of Nevada Star shall have sole and complete discretion to determine whether or not to carry out the change of Nevada Star’s name and, notwithstanding shareholder approval of the proposed change of name, there shall be no obligation to proceed with such name change.”

Form of Proposed Special Resolution Concerning Consolidation

Nevada Star proposes to consolidate its issued and outstanding common shares on the basis of one new common share without par value for every existing five (5) common shares without par value or on such other basis or ratio as the board of directors determines. The Consolidation requires approval by way of special resolution of the

Holders of Nevada Star Common Shares, being a resolution passed by not less than 2/3 of the votes of the Holders of Nevada Star Common Shares represented in person or by proxy at the Meeting. The Consolidation will constitute an amendment to Nevada Star’s Articles of Incorporation and, accordingly, the Holders of Nevada Star Common Shares will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of Nevada Star are amended such that all of Nevada Star’s common shares, both issued and unissued, be consolidated into 1/5 of that number of common shares, every five (5) of such shares before consolidation being consolidated into one common share;

2.	the directors and officers of Nevada Star be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the Director of Corporations and the TSX Venture Exchange in order to effect the consolidation; and

3.	the board of directors be and are hereby authorized to determine such other ratio of consolidation as they deem appropriate and may amend these resolutions accordingly and to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions.”

SCHEDULE “D”

Form of Undertaking

TO:	Pure Nickel Inc.

AND TO:	Nevada Star Resource Corp. (the “Company”)

Reference is made to the proposed business combination (the “Business Combination”) of the Company and Pure Nickel Inc. to be effected by way of an amalgamation of 6658482 Canada Inc., a wholly-owned subsidiary of the Company, and Pure Nickel Inc. (the “Amalgamation”) pursuant to an amalgamation agreement (the “Agreement”).

The undersigned owns, directly or indirectly, or exercises control or direction over an aggregate of _________________ common shares in the capital of the Company/Pure Nickel Inc. (collectively, and including any shares in the capital of the Company/Pure Nickel Inc. which the undersigned hereafter acquires or gains control over, the “Shares”).

The undersigned, in his capacity as a shareholder of the Company/Pure Nickel Inc. and not in his capacity as an officer or director of the Company/Pure Nickel Inc., undertakes to vote the Shares in favour of any and all matters relating to the approval of the Amalgamation, or any other matters relating to the Business Combination which are contemplated in the Agreement, presented to the shareholders of the Company/Pure Nickel Inc. at any meeting (including any adjournment) thereof.

DATED this _______ of December, 2006.

Witness	[Signature of Undertakor]

SCHEDULE “E”

Post Transaction Capitalization of Nevada Star

NEVADA STAR RESOURCE CORP

Post Transaction Capitalization of Nevada Star

ISSUED SHARES	Shares
NEVADA STAR
Issued as at October 31, 2006	84,319,287

SUBTOTAL - NEVADA STAR	84,319,287
PURE NICKEL
Issued for Pure Nickel outstanding shares - (24,470,001 x 3.643)	89,144,214
Issued for Pure Nickel outstanding options - (100,000 x 3.643)	364,300

SUBTOTAL – PURE NICKEL	89,508,514
POST TRANSACTION ISSUED SHARES	173,827,801

Post 5 for 1 Share Consolidation	34,765,560
STOCK OPTIONS
NEVADA STAR
Options – (3,750,000 pre consolidation)	750,000
POST TRANSACTION FULLY DILUTED NEVADA STAR COMMON SHARES	35,515,560

SCHEDULE “F”

Authorized Share Capital of Amalco

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT AMALCO IS AUTHORIZED TO ISSUE ARE:

1. An unlimited number of Common shares, without par value, the holders of which are entitled:

(a)	to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Common voting shares of the Corporation;

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common shares of the Corporation; and

(d)	to the rights, privileges and restrictions normally attached to common shares;

2. An unlimited number of Preferred shares, without par value, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(e)	the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(f)	the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the voting and non-voting Common shares and over any other shares of the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause (2)(a); and

(g)	if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

APPENDIX B

Information Concerning Nevada Star Resource Corp.

The following is intended to supplement the information under heading “Information concerning Nevada Star Resource Corp. in the Information Circular. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix C have the meaning given to such words and phrases in the Glossary to this Information Circular.

General Development of the Business of Nevada Star

We were incorporated under the laws of the Company Act, British Columbia, Canada on April 29, 1987. On June 17, 1998, we continued into Yukon under Section 190 of the Yukon Business Corporations Act. We conduct our operations through our wholly-owned subsidiaries Nevada Star Resource Corp. (US), a Nevada corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation.

On October 18, 2005, the Board of Directors approved a change of our fiscal year end from August 31 to November 30 to better reflect our exploration and operating cycle. To facilitate the change, the Company reported a one-time, three-month transition year covering the period ended November 30, 2005. Subsequent to the transition year, the first full financial year will cover the period December 1, 2005 to November 30, 2006.

We are in the business of acquiring, exploring and developing mineral properties, primarily those containing nickel, platinum group elements (PGE’s), copper, gold, silver and associated base and precious metals. We take grassroots or undeveloped properties and develop them to a level where an ore body is indicated or likely. At that point, we look to develop a joint venture or purchase option with a much larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we will retain a percentage of ownership, in the case of a joint partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

We have four properties in different stages of exploration or going into production: the MAN Alaska Copper-Gold-PGE-Nickel Property (divided into 3 separate areas), the Salt Chuck Alaska PGE Property, the Milford Utah Copper Property, and the Gold Hill Tonopah Nevada Gold Property. We and/or our joint venture partners are in the process of exploring the properties to determine whether these properties contain resources that will be economically recoverable.

The Milford Utah Copper Property and the Gold Hill Tonopah Nevada Gold Property are in the permitting stage, seeking the necessary permits to allow the properties to go into production. The MAN Alaska Copper-Gold-PGE-Nickel property and the Salt Chuck Property are in the early exploration stage. The recoverability of the dollar amounts shown for mineral properties and deferred exploration costs is dependent upon the discovery of economically recoverable resources and the ability of Nevada Star and/or our joint venture partners to obtain the necessary permits and financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

Our principal property, the MAN Alaska Copper-Gold-PGE-Nickel Property, is comprised of three distinct project areas: the southern nickel-copper, PGE area (Area 1), the northern nickel-copper, PGE area (Area 2), and the MAN Alaska Gold-Copper project (Area 3). We also own the Milford Utah Copper Property, currently under purchase option to Western Utah Copper Company (“WUCC”), the Gold Hill Tonopah Nevada Gold Property, currently under purchase option to Round Mountain Gold Corporation (“RMGC”), a 50/50 joint venture between Kinross Gold Corporation and Barrick Gold Corporation, and the Salt Chuck Alaska PGE Property which is currently available for joint venture.

We have a history of losses and no revenues from operations. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for debt or shareholder loans). Should significant new properties be acquired or additional programs be undertaken, we will require additional funding.

Employees

The Company has one full-time employee, the President and CEO who has been retained pursuant to an employment agreement. The Company also engages directors, officers and contractors from time to time to supply work on specific corporate business and exploration programs.

Consultants are retained on the basis of ability and experience. There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company’s operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Nevada Star has a history of losses and no revenues from operations. Nevada Star’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, the issuance of shares for debt or shareholders loans). Should significant new properties be acquired or additional programs be undertaken, Nevada Star will require additional funding.

Government Regulation and Environmental Concerns

The Company is committed to complying and, to its knowledge, is in compliance with all applicable governmental and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of the Company’s U.S. properties, including those with respect to unpatented mining claims.

The Company’s activities are not only subject to extensive federal, state and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted. Also, as discussed above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company is not presently aware of any specific material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property.

Property Summaries

Milford Copper Property, Utah

Property Description

The Milford Copper Property (referred to in the consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed US$3 million in the aggregate.

Option Agreement

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to US$10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one-year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million.

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

Gold Hill Property, Nevada

Property Description

The Gold Hill Property consists of 211 unpatented mining claims and is located six miles north of the existing Round Mountain Gold Mine (“RMG”), about 48 miles northeast of Tonopah, Nevada. The Round Mountain Gold Mine, currently operated by Round Mountain Gold Corporation (RMGC), a joint venture between Kinross Gold Corporation and Barrick Gold Corporation, produces about 700,000 ounces of gold a year, but is quickly depleting its gold reserves and needs a new source of gold to continue operations beyond 2006 (per a technical report dated March 21, 2003 which can be viewed at http://www.kinross.com/op/pdf/Technical-Report-Round-Mountain.pdf).

Exploration

Exploration by RMGC was initiated in April 2000. RMGC has completed soil and rock chip sampling and geochemical surveys, geophysical surveys, geologic mapping, data compilation and re-logging and assaying the Company’s drill holes. Drilling began in June 2000. Metallurgical test work on various ore types was also completed.

Lease Agreement

The Gold Hill Property is currently under lease by RMGC. An annual lease payment of US$100,000 was received from RMGC during the quarter ended May 31, 2006.

Sale of Royalty

On December 13, 2006, Nevada Star sold its Gold Hill sliding-scale net smelter return royalty to Royal Gold, Inc. for US$3.7 million, less previously paid royalties for net proceeds of US$3.3 million.

MAN Alaska Project, Alaska

Property Description

The Company’s principal property, the MAN Alaska Project, is comprised of three separate exploration project areas: the southern nickel-copper-PGE area (Area 1), the northern nickel-copper-PGE area (Area 2), and the copper-gold project (Area 3). The MAN Alaska Project property includes approximately 280 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

The Company acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the financial year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Company. In the third quarter ended August 31, 2006, the Company issued to FNX Mining Company 50,000 Nevada Star Share with a value of US$12,500 for the final tranche of shares due on the Canwell Glacier Property, Alaska.

Joint Venture Agreement

In Fiscal 2004, an Exploration, Development, and Mine Operating Agreement was signed with Anglo American Exploration (USA), Inc. (“Anglo USA”), a wholly owned indirect subsidiary of Anglo American plc, a global leader in the mining and natural resource sector. Under the terms of the agreement, Anglo USA can earn a 51% interest in Area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9% by completing a pre-feasibility study, an additional 10% by completing a feasibility study, and an additional 5% by arranging construction financing for both Anglo USA and the Company. Anglo USA withdrew from the Exploration, Development and Mine Operating Agreement in September, 2006.

Exploration

The MAN Alaska Project is currently at the exploration stage. During Nevada Star’s third quarter, Anglo USA continued a Spring 2006 Phase I drill program based on the integration of results of the Fall 2005 geochemical and geophysical programs and previous work. Four high-ranking targets were selected for drill testing. The Company plans further development of the MAN Alaska Project before seeking joint venture partnership.

Salt Chuck Property, Alaska

Property Description

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property, acquired as part of the acquisition of MAN, is currently at the exploration stage.

Exploration

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex as indicated by this recent survey and extends along the eastern boundary of the complex. Directly west-northwest of the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED AUGUST 31, 2006

Selected Consolidated Financial Information and Management’s Discussion and Analysis

Quarterly Period	August 31, 2006 Q3 US$	May 31, 2006 Q2 US$	February 28, 2006 Q1 US$	November 30, 2005 Transition Period(1) US$	August 31, 2005 (2) US$
Total Expenses	60,373	89,703	80,204	136,995	969,422
Amount Deferred in connection with the Amalgamation	nil	nil	nil	nil	nil

NOTES:

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company reported a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	For the year ended August 31, 2005.

Overall Performance

The Company recorded a net loss of US$54,701 or US$0.001 per share for the third quarter ended August 31, 2006 compared to a net loss of US$137,446 or US$0.002 per share for the quarter ended August 31, 2005. General and administrative expenses decreased by US$82,292 to US$60,373 (2005 - US$142,665) and stock-based compensation accounted for US$72,823 of the decrease, totaling (US$2,899) in the current quarter compared to US$69,924 for the quarter ended August 31, 2005.

During the third quarter, Anglo USA continued a Spring 2006 Phase I drill program based on the integration of results of the Fall 2005 geochemical and geophysical programs and previous work. Four high-ranking targets were selected for drill testing. Subsequent to the period end, Anglo USA withdrew from Area 1 of the MAN Alaska Project.

Results of Operations - Third Quarter Results

The Company experienced a net loss of US$54,701 or US$0.001 per share for the quarter ended August 31, 2006 compared to a net loss of US$137,446 or US$0.002 per share for the quarter ended August 31, 2005. This marks a decrease of US$80,915 or approximately 59%. Stock-based compensation accounted for US$72,823 of the decreased net loss, amounting to (US$2,899) in the current quarter compared to US$69,924 in the same quarter the prior year, due to fewer stock options vesting in the current quarter. Stock-based compensation is a non-cash item and reflects the fair value cost of stock options vested in the period under Canadian generally accepted accounting principles.

All other expenses were relatively on par with the same quarter the prior year except professional fees which decreased by US$7,505 to US$13,898 (2005 - US$21,403) as in the prior year, the Company’s year end was August 31, and travel decreased by US$6,707 to US$678 (2005 - US$7,385) due to a reduction of corporate travel.

The net amounts capitalized for resource properties during the current quarter comprised of US$104,424 in deferred exploration and development costs of which US$192 related to the Milford Copper Property, US$100,357 related to the MAN Alaska Project and US$3,875 related to the Salt Chuck Property. In comparison, the net amounts capitalized for resource properties during the three months ended August 31, 2005 comprised of US$112,871 in deferred exploration and development costs of which US$93 related to the Milford Copper Property, US$108,903 related to the MAN Alaska Project and US$3,875 related to the Salt Chuck Property.

Cash decreased by US$142,850 as a result of operating activities which used cash of US$46,699 and investing activities which used cash of US$96,151.

Year to Date

The Company experienced a net loss of US$208,638 or US$0.002 per share for the nine months ended August 31, 2006 compared to a net loss of US$610,908 or US$0.008 per share for the nine months ended August 31, 2005. This marks a decrease of US$402,270 or approximately 66%. While expenses have generally decreased in the current period as the Company took measures to conserve cash, US$352,371 of the decreased net loss is attributable to lower amounts of stock-based compensation. In the current year to date period, a US$100,000 advance royalty payment on the Gold Hill Property and the recovery of costs relating to the Milford Copper Property (US$35,000) and the MAN Alaska Project (US$14,622) resulted in a net increase in mineral property expenditures of US$45,517. There was a decrease of US$3,860 in the amounts capitalized for resource properties during the nine months ended August 31, 2005 as a result of a recovery of US$168,116 from Anglo USA and an advance royalty payment of US$100,000 on the Gold Hill Property.

Cash decreased by US$291,073 as a result of operating activities which used cash of US$253,829 and investing activities which used cash of US$37,244.

Expiry of Stock Options

During the quarter ended August 31, 2006, a total of 1,870,000 stock options were cancelled or expired unexercised.

Investor Relations Agreement

During the quarter ended August 31, 2006, the Company announced that it had entered into an investor relations agreement with FG Management Inc. (“FG”), a full service investor/public relations firm based in La Jolla California. FG was to be granted one million stock options under the agreement, however the parties could not agree on the terms of the stock options and the investor agreement was terminated.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the nine months ending on August 31, 2006 are as follows:

	August 31, 2006 Q3 2006 US$	May 31, 2006 Q2 2006 US$	February 28, 2006 Q1 2006 US$	November 30, 2005 Transition Period (1) US$
Revenues	Nil	Nil	Nil	Nil
G & A Expense	(60,373)	(89,703)	(80,204)	(136,995)
Net Loss	(54,701)	(89,526)	(64,411)	(136,995)
Net Loss Per Share(2)	Nil	Nil	Nil	Nil

	August 31, 2005 Q4 2005 US$	May 31, 2005 Q3 2005 US$	February 28, 2005 Q2 2005 US$	November 30, 2004 Q1 2005 US$
Revenues	Nil	Nil	Nil	Nil
G & A Expense	(142,665)	(195,840)	(277,572)	(359,038)
Net Loss	(137,446)	(196,038)	(277,424)	(358,514)
Net Loss Per Share(2)	Nil	Nil	Nil	Nil

NOTES:

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company reported a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	Fully diluted loss per share has not been presented as it is anti-dilutive.

General and administrative expenses are significantly affected by stock-based compensation, most notably in the transition period ended November 30, 2005, Q4 2005, Q3 2005, Q2 2005, Q1 2005 and Q4 2004 when stock based compensation of US$52,486, US$69,923, US$127,805, US$164,084, US$282,072 and US$289,230 were recorded, respectively.

Liquidity

Presently, none of the Company’s property interests generate revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for debt, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had cash of US$157,799 at August 31, 2006 compared to US$448,872 at November 30, 2005. Current assets, in addition to cash, at August 31, 2006 consisted of other receivables of US$50,712 and US$3,230 in prepaid expenses. Current liabilities at August 31, 2006 consisted of accounts payable and accrued liabilities of US$31,947.

Capital Resources

Management believes that the working capital on hand at August 31, 2006 will be sufficient to cover general and administrative expenses and property holdings costs until the end of calendar year 2006. Subsequent to the period end, the Company entered into an agreement to sell its sliding-scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for US$3.7 million, less previously paid royalties of US$375,000. The net proceeds from this sale, expected to be received in November 2006, will be used to fund exploration on the new property portfolio resulting from the existing Nevada Star properties and the previously announced acquisition of Pure Nickel.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the period ended August 31, 2006, the Company incurred salaries of US$60,000 (August 31, 2005: US$63,669) paid to a director and officer employed as President and CEO.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on the Company’s financial condition, results of operations and cash flows, other than the proposed acquisition of Pure Nickel and the proposed sale of the Gold Hill NSR.1 Subsequent to the period ended August 31, 2006, the Company entered into an agreement to sell its sliding-scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for US$3.7 million, less previously paid royalties of $375,000. The closing of this transaction is subject to customary conditions and is anticipated to occur in November 2006.

[1]	On December 13, 2006, the Company sold its Gold Hill NSR to Royalty Gold, Inc. for US$3.7 million, less previously paid royalties of US$3.3 million.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

Disclosure of Outstanding Share Data as of August 31, 2006 (unaudited)

Issued common shares	84,319,287
Stock options	3,750,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE COMPANY’S MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED NOVEMBER 30, 2005

The Company prepares its financial statements in U.S. dollars and in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated herein, all dollar amounts are stated in U.S. dollars.

Change of Year End

On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company is reporting a one-time, three-month transition year covering the period ended November 30, 2005. Subsequent to the transition year, the first full financial year will cover the period December 1, 2005 to November 30, 2006.

Overall Performance

The Company recorded a net loss of US$136,995 or US$0.002 per share for the period ended November 30, 2005 compared to a net loss of US$969,422 or US$0.013 per share for the year ended August 31, 2005 (“Fiscal 2005”). Stock-based compensation contributed to US$52,486 or 38.31% of the net loss in the current quarter compared to US$643,885 or 66.42% of the net loss in Fiscal 2005. Stock-based compensation is a non-cash item and reflects generally accepted accounting principles of the fair value cost of stock options vested in the period.

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the transition period ended November 30, 2005 and the three years ended August 31, 2005 are summarized as follows:

	Period ended November 30, 2005(1) US$	Years Ended August 31,
		2005 US$	2004 US$	2003 US$
Total revenues	Nil	Nil	Nil	Nil
G & A expense	136,995	969,422	797,740	295,684
Net loss	136,995	969,422	829,501	302,291
Net loss per share(2)	0.002	0.013	0.012	0.006
Total assets	9,167,489	9,242,074	9,557,119	8,680,961
Total long term liabilities	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil

NOTES:

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company is reporting a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	Fully diluted loss per share has not been presented as it is anti-dilutive.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Results of Operations - Quarter ended November 30, 2005 compared to quarter ended November 30, 2004

The Company experienced a net loss of US$136,995 or US$0.002 per share for the quarter ended November 30, 2005 compared to a net loss of US$358,514 or US$0.005 per share for the same quarter in the prior year. This marks a decrease of US$221,519 or approximately 61.79%. Stock-based compensation accounted for US$229,586 of the decreased net loss which was US$52,486 in the current quarter compared to US$282,072 in the same quarter the prior year, due to fewer stock options vesting in the current quarter. Stock-based compensation is a non-cash item and reflects the fair value cost of stock options vested in the period under Canadian generally accepted accounting principles.

Other general and administrative expenses that also experienced notable reductions included wages and benefits and interest and bank charges. Wages and benefits decreased by US$9,246 to US$25,006 (2004 – US$34,252) because a higher proportion of salary costs was capitalized to mineral properties, due to the VP, Exploration spending more time on the MAN Alaska Project than in the corresponding quarter of the previous year. Interest and bank charges decreased by US$7,211 to US$147 (2004 – US$7,358) and consisted primarily of interest accrued on a US$569,055 convertible debenture at a rate of 5% per annum. In the fourth quarter of Fiscal 2005, the debenture plus interest accrued to date was converted into 6,350,640 common shares.

All other expenses were relatively on par with the same quarter the prior year except professional fees which increased by US$19,047 to US$29,229 (2004 - US$10,182) due higher accounting costs and accruals relating to the Fiscal 2005 year-end audit. The Company received interest income of US$210 compared to US$1,465 for the three months ended November 30, 2004. The loss (gain) on the translation of foreign currencies was relatively unchanged at US$944 for the current quarter compared to US$941 for the same quarter the prior fiscal year.

The net amounts capitalized for resource properties during the current quarter comprised of US$148,736 in deferred exploration and development costs. The work was focused on the MAN Alaska Project; however, there were property acquisition costs and recording fees totaling US$5,255 relating to the Gold Hill Property in Nevada and recording fees of US$506 relating to the Milford Copper Property in Utah. In the same quarter the prior fiscal year, US$252,222 in exploration and development costs were capitalized primarily on the MAN Alaska Project; however, there were holding costs of US$827 and US$457 relating to the Gold Hill Property in Nevada and the Milford District Property in Utah, respectively.

Period ended November 30, 2005 compared to Fiscal 2005

The net loss for the period ended November 30, 2005 was US$136,995 compared to US$969,422 in Fiscal 2005. Stock based compensation decreased significantly, accounting for 38.31% of the net loss in the current period compared to 66.42% of the net loss in Fiscal 2005, due to fewer options vesting in the current period. Professional fees increased slightly to 21.34%, compared to 7.05% of the net loss in Fiscal 2005, due higher accounting costs. Wages and benefits also increased to 18.25%, compared to 12.26% of the net loss in Fiscal 2005, due to a higher proportion of salary costs being capitalized to mineral properties.

Liquidity

Presently, none of the Company’s property interests generate revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for debt, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had cash of US$448,872 at November 30, 2005 compared to US$654,034 at August 31, 2005. During the period ended November 30, 2005, 50,000 common shares were issued at US$0.21 per share for gross proceeds of US$10,610.

Current assets, in addition to cash, at November 30, 2005 consisted of other receivables of US$1,500 and US$4,843 in prepaid expenses. Current liabilities at November 30, 2005 consisted of accounts payable and accrued liabilities of US$46,616.

Capital Resources

Management believes that the working capital on hand at November 30, 2005 will be sufficient to cover general and administrative expenses and property holdings costs until the end of calendar year 2006. Should significant new properties be acquired or additional programs be undertaken, the Company will require additional funding. The Company sees the exercise of stock options and warrants as a source of capital. If exercised, the in-the-money stock options and warrants as of the report date could increase the Company’s available cash by approximately US$110,000.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows, other than those in the normal course of the Company’s business.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations”. This standard requires liability recognition for retirement obligations associated with the Company’s mineral properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the year in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as mineral properties and deferred exploration costs. This change in accounting policy has no material effect on the Company’s prior or current year financial statements.

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

Description of Securities

As of the date hereof, the Company has 84,319,287 common shares issued and outstanding. Pursuant to the Amalgamation Agreement and upon giving effect to the proposed Amalgamation, at the Effective Date Nevada Star shall issue approximately 89,508,516 Common Shares to the Holders of the Pure Nickel Shares resulting in approximately 173,827,803 Common Shares issued and outstanding prior to giving effect to the Consolidation. After giving effect to the Consolidation, Nevada Star shall have approximately 17,901,703 Common Shares issued and outstanding. The Common Shares have the right to vote, to receive dividends and to participate in the distribution of the Company’s assets upon dissolution.

Nevada Star also has 3,750,000 stock options issued and outstanding pursuant to the Nevada Star Stock Option Plan. After giving effect to the Consolidation, Nevada Star will have 750,000 stock options outstanding. Each stock option issued pursuant to the Nevada Star Stock Option Plan is exercisable into a Common Share in accordance with the terms and conditions of the particular grant of stock options and the Nevada Star Stock Option Plan.

Prior Sales

In the twelve months preceding the date of this Information Circular, the Company issued a total of 50,000 common shares. On July 26, 2006, the Company issued 50,000 shares of its common stock at a price of US $0.25 per share to FNX Mining Company Inc. for the acquisition of the Canwell Glacier Property, Alaska. These shares were issued in reliance on the exemptions from registration under Sections 3(b) and/or 4(2) of the US Securities Act of 1933, and the safe harbor from registration provided in Regulation S.

Stock Exchange Prices

Nevada Star Shares trade on the Exchange under the symbol “NEV” and on the OTCBB under the symbol “NVSRF”. The following table sets forth the high and low closing prices for the Nevada Star Shares on the Exchange for the period indicated.

Period	Low (1) CDN$	High (2) CDN$	Volume (3) CDN$
January, 2006	[♦$0.19]	[♦$0.23]	130,800
December, 2006	$0.21	$0.27	214,500
November 30, 2006	$0.17	$0.225	160,000
October, 2006	$0.115	$0.15	227,000
September, 2006	$0.115	$0.235	375,952
August, 2006	$0.215	$0.30	459,601

Period	Low (1) CDN$	High (2) CDN$	Volume (3) CDN$
July, 2006	$0.265	$0.30	83,500
June, 2006	$0.31	$0.35	149,850
Second Quarter ended May, 2006	$0.285	$0.38	622,805
First Quarter ended February, 2006	$0.28	$0.36	430,484
Year ended November, 2005	$0.28	$0.36	438,050
Third Quarter ended August, 2005	$0.295	$0.485	499,451
Second Quarter ended May, 2005	$0.325	$0.55	674,654
First Quarter ended February, 2005	$0.265	$0.36	298,501
Year ended August, 2004	$0.345	$0.40	359,833

NOTES:

(1)	The low price quoted is the lowest closing price during the period as presented on the Exchange’s website.

(2)	The high price quoted is the highest closing price during the period as presented on the Exchange’s website.

(3)	The volume of shares traded is the aggregate of all of the Nevada Star Shares traded on the Exchange during the period as presented on the Exchange’s website.

The following table sets out the names of the directors of the Company; their positions and offices in the Company; principal occupations during the past five years; the period of time that they have been directors of the Company; and the number of Shares which each beneficially owns or over which control or direction is exercised. All of the directors are residents of the United States.

The Company does not have an executive committee but has an audit committee, compensation committee and corporate governance and nominating committee as indicated below.

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Monty Moore Seattle, Washington Chairman, Director	1993	21,975,127	Self-employed Businessman and General Contractor
Robert Angrisano Seattle, Washington President, CEO and Director	1999	12,082,396	President and CEO of the Company
R. David Russell Centennial, Colorado Director	2006	Nil	President and CEO of Apollo Gold Corporation from 2002 to present; owner of Rocky Mountain Mining from 1998-2002
Donald Bosnick Gig Harbour, Washington Director	2006	4,929,330	Founder and President of Bosnick Roofing Inc. since 1971

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Richard W. Graeme Tucson, Arizona Director	1994	100,000	Managing Director of Gold Fields Ghana Limited and Vice President - Head of Operations Ghana, for Gold Fields Limited.
Michael W. Sharon (1)(2)(3)(4) Ellensburg, Washington Director	2004	258,400	Manages own real estate and stock market investments.
Edward H. Waale (1) Shoreline, Washington Director	2004	177,874	Certified Public Account; Vice-President and Chief Financial Officer for the Museum of Flight.
John Mears (2)(3)(4) Tucson, Arizona Director	2006	177,874	Geologist of MZ Technical Services for 2005 to present; Geologist of Darling Survey from 2003 to 2005; Geologist of Equatorial Mining from 1997 to 2003.
Rodney Blakestad Sahuarita, Arizona Director	2006	Nil	Self-employed consulting geologist from 1995 to present
Karen Liu Vancouver, British Columbia Corporate Secretary	N/A	150,000	Self-employed corporate consultant

NOTES:

(1)	Denotes member of Audit Committee

(2)	Denotes member of Compensation Committee

(3)	Denotes member of Corporate Governance and Nominating Committee

(4)	Denotes member of Nominating Committee

Cease Trade Orders or Bankruptcies

No director:

(a)	is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

Compensation of Named Executive Officers

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a)	the individual who served as the Company’s chief executive officer or acted in a similar capacity (“CEO”) during the most recently completed financial year;

(b)	the individual who served as the Company’s chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)	each of the three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded CDN$150,000 per year; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

(each of whom is a “Named Executive Officer”).

Summary Compensation Table

The following sets forth compensation for the Company’s Named Executive Officers for the fiscal years indicated:

			Annual Compensation						Long Term Compensation
									Awards			Payouts
Name and Principal Position	Financial Year End		Salary (US$)		Bonus (US$)	Other Annual Compensation (US$)			Securities Under Option/ SARs granted (#)		Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All other Compen- sation (US$)
Monty Moore (2) former CEO, current Chairman and Director	2005 2005 2004 2003	(1)		Nil Nil Nil Nil	Nil Nil Nil Nil		Nil Nil Nil Nil		Nil Nil 200,000 Nil	(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Robert Angrisano(3) President, CEO and Director	2005 2005 2004 2003	(1)	$ $ $	20,000 80,000 26,629 Nil	Nil Nil Nil Nil		Nil Nil Nil Nil		Nil Nil 2,400,000 Nil	(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Gerald G. Carlson Former President and Director	2005 2005 2004 2003	(1)		Nil Nil Nil Nil	Nil Nil Nil Nil	$ CDN$	Nil Nil 30,016 30,000	(6)	Nil Nil 300,000 Nil	(7)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

NOTES:

(1)	Three month transition period ended November 30, 2005.

(2)	Monty Moore resigned as President and was appointed Chairman of the Company on February 28, 2002. He acted as Chief Executive Officer of the Company from November 1, 2003 until May 4, 2006.

(3)	Options granted on April 23, 2004 are exercisable at a price of US$0.35 per share and expire on April 23, 2007.

(4)	Robert Angrisano was appointed President of the Company on November 1, 2003 and was appointed CEO of the Company on May 5, 2006.

(5)	Gerald G. Carlson was appointed President of the Company on February 28, 2002 and resigned as President of the Company on November 1, 2003.

(6)	Consulting fees paid or accrued to KGE Management Ltd., a private company controlled by Gerald G. Carlson.

(7)	Options granted on April 23, 2004 are exercisable at a price of US$0.32 per share. These stock options expired on August 3, 2006.

Long Term Inventive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAW”) Grants during the most recently completed Financial Year

The following table sets forth stock options granted to named Executive officers during the year ended November 30, 2005:

Name	Year		Securities Under Options/ SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year		Exercise or Base price ($/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant (US$/Security)		Expiration Date
Monty Moore former CEO, currently Chairman and Director	2005 2005	(1)	Nil Nil	0.0 0.0	% %	$ $	Nil Nil	$ $	Nil Nil	N/A N/A
Robert Angrisano President, CEO and Director	2005 2005	(1)	Nil Nil	0.0 0.0	% %	$ $	Nil Nil	$ $	Nil Nil	N/A N/A

NOTES:

(1)	Three month transition period ended November 30, 2005.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table sets forth stock options exercised by named Executive officers during the year ended November 30, 2005:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/ SARs at Financial Year End (US $) Exercisable/ Unexercisable (1)

Monty Moore, former CEO, currently Chairman and Director	Nil	US$Nil	200,000/Nil	$Nil/$Nil
Robert Angrisano President, CEO and Director	Nil	US$Nil	2,400,000/Nil	$Nil/$Nil

NOTES:

(1)	An “In-the-Money” Option is one where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing price of the Nevada Star Shares on the OTCBB on November 25, 2005 was US$0.275.

The Named Executive Officers did not exercise any options in respect of the Company’s shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company grants stock options to assist it in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

AUDIT COMMITTEE

The audit committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the audit committee meets annually with the external auditors of the Company, without the presence of any other members of management.

Composition of Audit Committee

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company’s current audit committee consists of Edward H. Waale, Stuart Havenstrite and Gerald G. Carlson, all of whom are directors of the Company.

Audit Committee Charter

The text of the audit committee’s charter is attached as Appendix “F” to this Information Circular. The audit committee charter is also available on the Company’s website at www.nevadastar.com or upon request to the Company’s corporate secretary.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. All of the members of the audit committee of the Company are independent, as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company believes that all of the members of the audit committee are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)	an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the audit committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Smythe Ratcliffe, Chartered Accountants, for services rendered in the last two fiscal years and the transition period ended November 30, 2005:

	2005 (1)		Fiscal 2005		Fiscal 2004
Audit Fees	US$	13,700	US$	19,200	US$	17,500
Audit Related Fees		—		—		—
Tax Fees		—		—		—
All Other Fees		—		—		—

Totals	US$	13,700	US$	19,200	US$	17,500

NOTES:

(1)	Three month transition period ended November 30, 2005.

CORPORATE GOVERNANCE PRACTICES AND PROCESSES

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management.

The Board of Directors is of the view that the Company’s general approach to corporate governance as set out in the summary form attached as Appendix “H”, is consistent with the objectives reflected in the TSX Guidelines.

Management Contracts

The Company is party to an employment agreement dated April 1, 2004, as amended on May 5, 2006, with Robert Angrisano (the “Angrisano Agreement”) pursuant to which Mr. Angrisano is employed as President and CEO and paid an annual salary of US$80,000 plus certain health benefits. During the three month transition year ended November 30, 2005, Mr. Angrisano was paid US$20,000 pursuant to the Angrisano Agreement. The Angrisano Agreement may be terminated at any time with cause, or without cause by providing three months notice to the other party. The Angrisano Agreement will be terminated at Closing without further liability to the Company.

Arm’s Length Transaction

The proposed Amalgamation between Nevada Star, Subco and Pure Nickel is an arm’s length transaction.

Auditor

Nevada Star’s auditor is Smythe Ratcliffe, Chartered Accountants of the 7th Floor Marine Building, 355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. Smythe Ratcliffe, Chartered Accountants was first appointed as Nevada Star’s auditor on June 30, 1994.

Legal Proceedings

Neither Nevada Star nor any of the Nevada Star Subsidiaries is a party to or has any property that is subject to, any legal proceedings.

Transfer Agent and Registrar

The transfer agent and registrar of the common shares of Nevada Star is Pacific Corporate Trust Company at its office in Vancouver at 510 Burrard Street, 2nd floor, Vancouver, B.C., V6C 3B9.

Material Contracts

The Company was or is a party to the following transactions during the last two years, or proposed transactions, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or executive officer of the Company; (2) any nominee for election as a director; (3) any beneficial owner of five percent (5%) or more of the Company’s outstanding common stock; and (4) any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in paragraph (a)(1), (2) or (3) of this item:

(i) A shareholder, officer and director, made advances to the Company which were outstanding in whole or in part at the year ended August 31, 2004 (in the amount of US$189,389). There was no written agreement between the Company and the shareholder, officer and director with regard to the repayment of the monies advanced. Initially, the monies were advanced on an interest free basis but commencing Fiscal 2002, the advances became interest bearing at a rate of prime plus 2% with no fixed terms of repayment. During the year ended August 31, 2004, the Company incurred interest charges of US$8,627 related to the advances. The advances were repaid in the year ended August 31, 2004.

(ii) KGE Management Ltd. (“KGE”), a private company beneficially owned by Gerald G. Carlson, Director of the Company, was paid a fee of CDN US$2,500 per month for management services which included the day-to-day operation of the Company and overseeing exploration programs. During the year ended August 31, 2004, KGE was paid management fees totaling US$30,016. This arrangement was terminated by mutual consent on November 1, 2003. Included in this amount is a one-time settlement payment of US$26,264 for the termination of management services.

(iii) Prior to January 1, 2005, the Company’s Vancouver office was rented from Copper Ridge Explorations Inc. (“Copper Ridge”), a public company in which Gerald G. Carlson, Director of the Company, is a director and officer. There was no lease or rent agreement between Copper Ridge and the Company. During the years ended August 31, 2004 and 2005, the Company incurred rent and office expenses of US$1,946 and US$20,951, respectively.

(iv) Pursuant to the terms of an Employment Agreement dated April 1, 2004, as amended on May 5, 2006, between the Company and Robert Angrisano, Mr. Angrisano is employed as President and CEO and paid an annual salary of US$80,000 plus certain health benefits. During the years ended August 31, 2004 and 2005, Mr. Angrisano was paid US$80,000 and US$26,629, respectively, pursuant to this Employment Agreement. The Employment Agreement may be terminated at any time with cause, or without cause, by providing three months’ notice to the other party.

(v) On April 23, 2004, the Company granted 2,600,000 stock options exercisable at a price of US$0.35 per share for a three-year period and 1,750,000 stock options exercisable at a price of US$0.32 per share for a three-year period to directors, officers and a consultant of the Company.

(vi) On July 1, 2005, a US$569,055 debenture (held by a private company controlled by a shareholder, officer and director) plus accrued interest to date was converted into 6,350,640 common shares of the Company.

The rent paid to Copper Ridge and the terms of the other transactions between the Company and its directors and executive officers discussed above were fair and reasonable and were upon terms at least as favourable as the Company could have obtained from unrelated third parties.

Aside from the foregoing, there have been no other transactions or series of transactions, or proposed transactions during the last two years to which the Company is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the Company’s common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding US$60,000.

The Company’s Articles of Incorporation do not prohibit transactions in which the Company’s promoters, management, affiliates or associates directly or indirectly have an interest. Therefore, there is (always) a “present potential” that the Company may acquire or merge with a business or company in which the Company’s promoters, management, affiliates or associates directly or indirectly have an interest, there is however, no present or contemplated intent that such an event may occur. In the event that such a transaction was proposed, under the rules of the Exchange, any such transaction would be deemed a “Major Transaction” and would be subject to prior shareholder approval and the approval of the Exchange. In structuring any such transaction, the directors would be bound by their fiduciary duty to act in the best interest of the Company’s shareholders. In the event that management’s fiduciary duties were compromised any available remedy under applicable law would likely be prohibitively expensive and time consuming.

APPENDIX “C”

INFORMATION CONCERNING PURE NICKEL INC.

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix “C” have the meaning given to such words and phrases in this Information Circular.

I. CORPORATE STRUCTURE AND CAPITALIZATION

A.	Name and Incorporation

Pure Nickel Inc. was incorporated pursuant to the CBCA on May 18, 2006. Pure Nickel’s registered office is located at 95 Wellington Street West, Toronto, Ontario, M5J 2N7. Pure Nickel has no subsidiaries.

B.	Capitalization of Pure Nickel

Prior Sales of Pure Nickel Shares

The following table sets forth the issuances of Pure Nickel Shares from the date of incorporation to the date hereof.

Date of Issuance	Number of Pure Nickel Shares		Issue Price
May 18, 2006	1		$1.00
August 25, 2006	9,100,000		$0.01
August 28, 2006	1,612,500		$0.20
September 20, 2006	7,687,500		$0.20
October 10, 2006	5,700,000		$0.20
January 1, 2007	370,000	(1)	$0.20

TOTAL	24,470,001

Note:

(1)	Issued to J. Jay Jaski in full satisfaction of $74,000.00 in salary and bonus owing to Mr. Jaski by Pure Nickel.

Outstanding Stock Options of Pure Nickel

As of the date hereof, Pure Nickel has 100,000 options to purchase Pure Nickel Shares outstanding. The options are exercisable at $0.20 per common share until October 13, 2009. The options are automatically exercisable upon the occurrence of certain reorganization events, including the Amalgamation.

Consolidated Capitalization

Designation of Security	Amount Authorized	Amount Outstanding as at the date hereof	Amount Outstanding after giving effect to the Amalgamation
Common Shares	Unlimited	24,470,001	24,570,001	(1)
Stock Options	100,000	100,000	0	(2)

Notes:

(1)	All Pure Nickel Shares will be acquired by Nevada Star pursuant to the Amalgamation.

(2)	After giving effect to the automatic exercise of the stock options upon closing of the Amalgamation.

II. GENERAL DEVELOPMENT OF THE BUSINESS OF PURE NICKEL

A.	History

Pure Nickel was incorporated on May 18, 2006 for the purpose of creating a company to acquire one or more exploration stage nickel projects and to search for and acquire additional mineral projects. Pure Nickel has acquired certain rights with respect to two projects. The Fox River Belt Project (“Fox River Project”) and Fond du Lac / Axis Lake-Rea Ni-Cu Exploration Project (“Axis Project”) are considered to be in the exploration and pre-production stage. Accordingly, Pure Nickel does not currently have any revenues, and, until the completion of the recommended exploration programs on such mineral projects, receipt of required mining licenses and permits for the mining of one or more commercial ore bodies located thereon, and the mining and shipment of ore, Pure Nickel is not expected to have any revenues.

B.	Significant Acquisitions or Dispositions

Pure Nickel has two principal mineral properties: the Axis Lake Project located in Stony Rapids, Saskatchewan and the Fox River Project in Manitoba, Canada.

1.	Fond du Lac (Axis Lake) Ni-Cu Project (Stony Rapids, Saskatchewan)

(a)	On May 18, 2006, Pure Nickel entered into an Option and Earn-In Agreement (the “Axis Lake Agreement”) with Red Dragon Resources Corp (“Red Dragon”) wherein Red Dragon agreed to grant to Pure Nickel the exclusive right of access to the Axis Lake Project located in the Province of Saskatchewan (the “Axis Lake Property”) to conduct mineral exploration and mining operations and the sole and exclusive right and option to acquire 80% undivided working interest in the Axis Lake Property, providing for a joint venture to be automatically formed between the parties thereto after Pure Nickel has earned an undivided 51% working interest in the Axis Lake Property (“Axis Lake Option”). In consideration of the granting of the Axis Lake Option and following receipt by Pure Nickel of all required regulatory and other approvals and consents to the entering into of the Axis Lake Agreement, Pure Nickel paid $100,000 to Red Dragon, such sum being in addition to any and all expenditures incurred by Pure Nickel with respect to the Axis Lake Property.

(b)	The following is a summary of the principal covenants of the parties to the Axis Lake Agreement

(1)	Red Dragon made available to Pure Nickel all available relevant technical data, geotechnical reports, maps, digital files and other data with respect to the Axis Lake Property in Red Dragon’s possession or control, including all drill core. Pure Nickel is permitted to log and sample all available drill core. Pure Nickel may retain access to all such data and drill core until the termination of the Axis Lake Agreement.

(2)	During the Axis Lake Option Period, Red Dragon is responsible for administrative maintenance of the Axis Lake Property, including renewal of the required permits and licenses and any subsequent mineral claims, applicable taxes, rates, assessments and other similar governmental charges lawfully levied or assessed against the Axis Lake Property in order to keep the Axis Lake Property in good standing. Red Dragon will invoice Pure Nickel for all permit and claims renewals, rental payments, taxes and charges to Pure Nickel, who shall reimburse Red Dragon. Red Dragon is entitled to credit such property maintenance costs as expenditures under its earn-in requirements.

(3)	Pure Nickel has agreed to provide Red Dragon with monthly technical reports on its mining operations under the Axis Lake Agreement, quarterly statements of expenditures, copies of all government assessment reports, and a digital copy of all exploration data and results within 30 days of the end of each program.

(4)	Pure Nickel is obligated to ensure that all exploration programs on the Axis Lake Property are conducted in a safe environmentally sound manner in compliance with all applicable laws, rules and regulations. Failure by Pure Nickel to comply with this provision will entitle Red Dragon to terminate Pure Nickel’s working right and the Axis Lake Option.

(5)	Pure Nickel has agreed to indemnify and save harmless Red Dragon from and against any claims, demands, liabilities, losses, damages and expenses suffered by Red Dragon arising out of or in connection with any and all environmental, health and safety liabilities relating to the Axis Lake Property from and after the date of the Axis Lake Agreement and not existing as of the effective date of the Axis Lake Agreement, other than those caused by Red Dragon or its employees or contractors.

2.	Fox River Belt Ni-Cu-PGE Project (Manitoba, Canada)

(a)	On June 12, 2006, Pure Nickel entered into an Option and Joint Venture Agreement (the “Fox River Agreement”) with Falconbridge Limited (“Falconbridge”) wherein Falconbridge agreed to grant Pure Nickel the exclusive right to enter upon a property located in the Fox River Belt centered about 100 km southeast of Gillam, Manitoba which includes Special Exploration Permit SP98-02 (“Falconbridge Property”) and Special Exploration Permit SP98-01 (“Dunlop Property” and, together with the Falconbridge Property, the “Fox River Property”) and to conduct mining operations and an option (the “Fox River Option”) to acquire a 50% undivided interest in the Falconbridge Property and a 50% undivided interest in Falconbridge’s interest in the Dunlop Property, providing for a joint venture to be automatically formed between the parties thereto in accordance with the terms of the Fox River Agreement.

(b)	In order to maintain the working right and option in good standing, Pure Nickel is required to:

(1)	In addition to the $50,000 that Pure Nickel paid Falconbridge upon receipt of the executed Fox River Agreement, pay an additional $50,000 on or before each of April 30, 2007 and April 30, 2008; and

(2)	Incur expenditures on exploration for nickel-copper-platinum group metals on the Fox River Property aggregating $7,500,000, including 15,000 metres of diamond drilling, as follows:

(i)	an amount of at least $2,500,000 on or before July 15, 2007; of this amount, $1,250,000, including a minimum of 2,400 metres of diamond drilling, is a firm commitment of the Fox River Agreement (“Commitment”) failing which it shall pay any outstanding amount to Falconbridge in cash;

(ii)	a minimum aggregate amount of $5,000,000, including an aggregate of 10,000 metres of diamond drilling on or before April 30, 2008; and

(iii)	a minimum aggregate amount of $7,500,000 including an aggregate of 15,000 metres of diamond drilling on or before April 30, 2009.

III. MATERIAL MINERAL PROPERTIES

Pure Nickel is a junior mining exploration and development company engaged in the acquisition, exploration and development of mineral prospects in Canada. Pure Nickel commenced formal business on May 18, 2006 with the execution of the Axis Lake Agreement. Pure Nickel is now engaged in an exploration program on the Axis Lake Property and the Fox River Property and continues to look for additional opportunities, all with a primary emphasis on nickel.

FOND DU LAC (AXIS LAKE) NI-CU PROJECT

The information contained in this section is derived from the Report on Organic Soil Sampling, Airborne and Ground Geophysics and Diamond Drilling Fond Du Lac Property (the “Axis Lake Technical Report”) prepared by Gary Vivian B.Sc, MSc., P. Geol., a “qualified person” as that term is defined in National Instrument 43-101. A copy of the Axis Lake Technical Report may be inspected at Pure Nickel’s head office at 95 Wellington Street West, Toronto, Ontario, M5J 2N7 during normal business hours.

A.	Property Description and Location

1.	Located in Northern Saskatchewan

The property consists of eight (8) contiguous claims with a combined area of 95,000 acres. The following map sets forth the location of the Axis Lake Project.

2.	Nature of Pure Nickel’s interest in the property

The property consists of eight (8) contiguous claims with a combined area of 95,000 acres. Red Dragon Resources is the registered claim holder with Pure Nickel having the option to earn an initial 51% interest in the project, and subsequently up to 80% subject to certain conditions being met as outlined herein. The claim summary details are listed in the table below.

Claim Summary Details Table

Claim Number	Effective Date	Date Protected To(1)	Claim Size (hectares)	Registered Owner	District Area N. Saskatchewan
S-107984	Jan 19, 2005	Jan 19, 2007	5680	Red Dragon	Fond du Lac
S-107985	Jan 19, 2005	Jan 19, 2007	5004	Red Dragon	Fond du Lac
S-107986	Jan 19, 2005	Jan 19, 2007	4906	Red Dragon	Fond du Lac
S-107987	Jan 19, 2005	Jan 19, 2007	5540	Red Dragon	Fond du Lac
S-107988	Jan 19, 2005	Jan 19, 2007	5405	Red Dragon	Fond du Lac
S-108142	May 3, 2005	May 3, 2007	5007	Red Dragon	Fond du Lac
S-108143	May 3, 2005	May 3, 2007	4263	Red Dragon	Fond du Lac
S-108144	May 3, 2005	May 3, 2007	2943	Red Dragon	Fond du Lac

Note:

(1)	An Assessment Report on exploration expenditures and results must be filed by a claim owner in the Province of Saskatchewan 90 days after the second anniversary of the date of staking the claim (“date protected to” in the NI43-101 language). Exploration expenditures at Axis Lake have exceeded the minimum spending requirements and the Assessment Report will be completed far in advance of the April 20, 2007 deadline.

B.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

1.	Accessibility

The centre of the property is located just 20 km northwest of Stony Rapids, SK at latitude 59° 22.1’ North and Longitude 104° 0.7’ West. Access is via float or ski-equipped fixed-wing aircraft, readily available for charter from Yellowknife, NT or Stony Rapids and Points North, SK. Helicopter chartering is also available. Much of the area around Axis Lake is sensitive to wildlife and all environmental considerations and as such there is great difficulty accessing the property using an old winter road which traverses to the centre of the Property. Stony Rapids has year round road access and offers a wide range of supply and transportation services to the mining and exploration industry. There are daily direct flights connecting Stony Rapids to Saskatoon and Regina.

2.	Physiography and Climate

The project area lies on the western edge of the Athabasca Basin. The local area drains south into the Fond-du-Lac River which flows westward into Lake Athabasca and into the northward flowing Mackenzie River system. Local relief is quite rugged with ridges rising to 275m above Lake Athabasca. Axis Lake hosts the most rugged topography in the area specifically due to the underlying bedrock structures. Vegetation is quite developed with areas of very thick tree cover, bogs, swamps and thick mosses. Areas of thick spruce undercover and rats’ nests of blown down trees are a strong reminder of the previous forest fires in the area. Warm summers provide thick black spruce bogs in the lower areas. Generally, the higher areas contain slightly sparser vegetation of black and white spruce with areas of thick poplar and birch. Within this project area, water comprises up to 15-20% of the surface area. The climate has warm summers in a range of 25-30° C and usually cold winters with average temperatures between -25 and -30° C. Temperature change has caused some problems in recent years with mobing and demobing using winter roads. Fixed wing and helicopter have become as much the norm of transportation from necessity in the wintertime. Days are normally bright and sunny during the winter, spring and summer seasons. Winds are light to moderate, prevailing from the north during winter and from the southeast in summer. Work is possible essentially year-round at Axis Lake due to the close proximity of Stony Rapids hosting an airport and all-weather road connecting to Saskatoon, SK.

C.	History

1.	Dominion Explorers Ltd. – 1929 and 1930

While flying over the Axis Lake area, the East Zone (Main) was noticed as a prominent gossan along the lakeshore edge. Significant work on the main sulphide zone in the form of sampling, trench and AX diamond drilling. No published results could be found.

2.	McDonald Brothers – 1952

Re-staked the area with 18 claims and optioned to Frederick Mining and Development Company in January of 1953.

3.	Frederick Mining and Development Company - 1953 to 1957

Staked an additional 36 claims in 1953 to protect their interests. Upon recognition of pyrrhotite within the main showing, a magnetic survey was completed along with 20 drill holes comprising 4,945 feet. In 1955, further geophysics was completed (not located in assessment) and an additional 18 holes comprising 5,295.5 feet. In 1957, a small airborne geophysical survey over the area was flown. No results found.

4.	Canadian Exploration Limited – 1957

Four drill holes were completed but no reported results. There was a press release from a newspaper showing an assay of 2.7% Ni and 0.4% Cu over a 50 foot massive sulphide zone on the surface.

5.	Placid Oil – 1965

Completed 34 miles of electromagnetic surveying and 7500 feet of AX drilling. The main zone of mineralization was shown to continue down to 750 feet vertical.

6.	Inexco Mining – 1970

Discovered the Rae Lake Ni-Cu disseminated sulphide zone in late July. Completed 15 miles of line cutting, detailed IP surveying, detailed magnetic surveying, geological mapping, 131 plugger samples and 1,978 feet of drilling in 8 holes.

7.	Uranerz Exploration – 1978

Completed lake, muskeg, rock and geobotanical sampling for uranium exploration. No significant results.

8.	Saskatchewan Mining Development Corporation – 1979

Completed a Questor Airborne Input Survey but not in the Axis Lake area.

9.	Cameco – 1982

Prospecting, mapping, rock and lithogeochem sampling. A total of 39 rock samples and trenching with 24 fresh chip samples collected between 1982 and 1986. Investigation for fracture-filled and stratiform gold settings at the eastern edge of the Snowbird tectonic Zone and northeasterly from Lake Athabasca.

10.	Noranda Exploration Company Limited – 1991

Eight (8) drill holes were completed with insignificant results. A petrographic report was also written. See “Appendix “C” – Information Concerning Pure Nickel Inc. - Material Mineral Properties—Fond du Lac (Axis Lake) Ni-Cu Project - Drilling”.

D.	Geology Setting

1.	Regional Geology

The Axis Lake Property is located in the Tantato domain, Stony Rapids area, north-northeast of Lake Athabasca. The Tantato domain is at the triangular apex of a magnetically defined elliptical area, known as the East Athabasca mylonite zone, along the trend of the Snowbird tectonic zone. It exists at the eastern margin of the Rae Province and is adjacent to the Cree Lake Zone of the Hearne Province. The Tantato domain is defined as a triangular area underlain by granulite to upper amphibolite facies metamorphosed sediments, volcanics, and granitoids folded into a broad, southeast-plunging synform (Hanmer et al., 1991).

The Tantato domain is constrained by mylonitic transcurrent shear zones from the flanking Dodge domain to the west and Mudjatik domain to the east. The Dodge domain rocks consist of coarse muscovite-biotite schists and gneisses. The Mudjatik domain rocks are sillimanite-garnet metapelites, semipelites and garnet quartzites which pass eastward into codierite-garnet metapelites with abundant cordierite-bearing quartz sweats (Hanmer et al., 1991).

The Tantato domain is divided into three zones. The Chipman panel is located along the eastern side of the domain, bounded to the east by the Legs Lake shear zone and to the west by the Cora shear zone. The western half of the triangle is divided into the northern lower deck comprised of steeply dipping granulite to amphibolite facies mylonites, and southern upper deck, comprised of shallowly to steeply dipping granulite facies mylonites. The lower and upper deck are separated by a folded east/west-trending south-dipping thrust fault.

The Chipman Panel is comprised of: (i) the Chipman batholith a clinopyroxeneamphibole tonalitic batholith which contains abundant 10cm to 1km wide anorthositic, pyroxenite, anthophyllitite, hornblendite and banded amphibolite inclusions and a mafic dyke swarm; and (ii) the Mary batholith, compositionally monotonous, strongly garnetiferous granite to granodiorite. The panel shows variably developed and preserved mylonitic fabrics (Hanmer et al., 1991).

The lower deck is comprised principally of garnet-sillimanite ± orthopyroxene Reeve diatexite that is intercalated with norite, clinopyroxene-garnet metanorite, metagabbro, metadiorite, and meta-anothosite of the Bohaca complex (ca. 2.62 Ga) (Hanmer,1994). Granitic intrusions are common in the lower deck. The Reeve diatexite and Bohaca complex are intruded by the hornblende-garnet, two pyroxene-bearing Mary metagranite, and the Hawkes metaleucogranite, as well as the Bradley, Brykea, Godfrey, and Turcotte metagranites; all of which may be components of a single batholith (Hanmer, 1994). There are at least 6 additional younger granitoids that locally intrude the aforementioned units and the Chipman panel.

The upper deck is composed of diatexite and mafic granulites. The diatexite dominates the lower structural levels of the upper deck and is described as white to tan and comprises a banded, leucocratic, quartzofeldspathic matrix with a highly variable content of garnet, local orthopyroxene, graphite, and sprays of coarse sillimanite (Hanmer et al., 1991). This unit has been injected with 1-10 meter thick orthopyroxene ± garnet granite sheets (ca. 2.6 Ga). Meter-scale to kilometer-scale sheets of metanorite ± garnet, clinopyroxene ± garnet noritic granulite (ca. 2.6 Ga) predominate in the higher structural levels of the upper deck. These rocks rarely preserve primary textures, but where present, show coarse gabbroic to microgabbroic textures and indicate a plutonic origin. A pyroxenite cuts the gabbroic rocks south of Rea Lake. The gabbroic rocks are intercalated with the diatexite, but the nature of this intercalation remains unclear (Hanmer, 1994).

The East Athabasca mylonite triangle shows a complex tectonic history. Ribbon fabrics with few feldspar porphyroblasts are extensively developed throughout the lower deck with the exception of a few of the younger granites including the Breed and McGillivray granites, and parts of the Turcotte granite and Robillard gneiss. The upper deck shows a penetrative ultramylonitization that has obliterated most previous structures or feldspar porphyroblasts despite the abundance of rigid garnet porphyroblasts and garnet-rich layers. The base of the upper deck is defined by metamorphic pressure and temperature constraints and a fabric transition (Mahan et al., 2006; Hanmer, 1997).

The Tantato domain is divided into four kinematic sectors. All shear criteria in the upper deck, as well as the Godfrey and Clut granites in the lower deck (between Heppner and Rosinski lakes) indicate a hanging wall to the northeast displacement. The lower deck is split into sinistral (east) and dextral (west) shear zones by the central septum, which is host of anastamosing shear zones of both dextral and sinistral shear sense (Hanmer, 1994).

Granulite facies mineral assemblages are developed through out the Tantato domain. Minimum metamorphic temperatures and pressure estimates of 800 degrees centigrade and 10 kilobars (Williams et al., 1995), though local conditions may have reached 900 degrees centigrade to 1000 degrees centigrade and >15 kilobars (Baldwin et al., 2001). In the upper deck, mylonite fabrics are developed in anhydrous assemblages; amphibole and biotite form postkinematic pseudomorphs after pyroxene and garnet. In the lower deck and Chipman panel, synkinematic hornblende is common, even in granulate facies tectonites. Age determinations indicate at least two phases of granulite metamorphism: ca. 2.6 Ga (Hanmer, 1997) and ca. 1.9 Ga (Baldwin et al., 2000).

2.	Property Geology

The Axis Lake Property covers the upper deck of the Tantato domain which has been discussed in a regional context above.

Diatexite is most prevalent in the lower part of the upper deck; however, it is intercalated with metanorite and metapyroxenite in the upper part as well. It is white/grey to tan in colour, strongly gneissic and mylonitized, and garnet±opx±graphite bearing. Ultramylonite to protomylonite with a tonalitic to granitic fine-grained ribbon mylonite matrix is recognized in outcrop and drill core. Hanmer et al., (1991) observed coarse, strongly foliated, garnetiferous pegmatitic layers with attenuated monomineralic plates of polycrystalline quartz and feldspar in contact with ribbon ultramylonite. The latter authors suggest this is indicative of leucosome formation during deformation. Garnet concentration is variable. Some gneissic bands may be garnet free while adjacent ones may be greater than 80% garnet. Garnet grains may be 1-10mm in size and rarely up to 5 cm in diameter. The most garnetiferous layers are up to 1 meter in thickness with a matrix of quartz±opx±cpx±mt. Diatexite is locally sillimanite-bearing (Hanmer et al., 1991). Post kinematic retrograde metamorphism is apparent by the presence of hornblende and biotite rims on, and replacement of, garnet and pyroxene.

In the Axis Lake area, the thin diatexitic mylonite intervals separate mafic granulite sheets of distinctly different composition and fabric, and indicate either a tectonic stacking of the intercalated units, or a later emplacement of the mafic granulites. The grt-opx-cpx±quartz mafic granulite ranges from norite to anorthositic norite in composition, and in the Axis Lake area are variably silicified. This unit is generally less deformed than the diatexite. Fabrics can be defined by extremely fine grained and isotropic recrystallized material to coarse-grained pyroxene ribbon ultramylonites. At Axis Lake the prevalent fabric is defined by coarse-grained, recrystallized plagioclase and pyroxenes that show a strong stretching lineation. In coarser grained samples, clinopyroxene rimmed by orthopyroxene or garnet and magnetite coronitic structures are common (Hanmeret, 1991).

Geologic mapping completed in 2005 by Larry Hulbert of the Geologic Survey of Canada, with the aid of a property-scale Total Field Magnetic survey, has further delineated the diatexite and mafic granulite units of the upper deck. In addition to these two units, three less voluminous units have been identified at a property scale: (i) a unit of orthopyroxenite and norite has been mapped at the north shore of Fond du Lac on the east side of the upper deck; thin units of mixed diatexite and meta-norite, represented as (ii) sediments and norite, or (iii) norite and sediments, depending on the ratio of each constituent, are recognized to be intercalated with purely diatexite units. The norite and sediment unit flanks, and sits structurally above, the meta-norite and as a result is mapped along the southern contact. The sediment and norite unit is intercalated with the diatexite and is therefore flanked by diatexite on the footwall and hanging wall side. Hanmer et al. (1991) suggest a mixing of meta-norite and diatexite at the norite contacts. Diatexite occupies areas of low magnetic response while the metanorite is coincident with high magnetic response. The mixed units and pyroxenite are not as obvious as these units blend into the magnetic character of the diatexite and meta-norite units.

Geology of Axis Lake Property

The geologic units of the upper deck are folded into a steeply south-plunging syncline with an axial plane trending 040/. At Currie Lake, northeast of Axis Lake, units strike 065/ to 085/ (RHR); Axis Lake in the hinge zone, units strike 085/ to 110/ and dip 65/ to subvertically to the south; west of Axis Lake in the Clut Lakes area units are oriented 110/ to 170/. Extension lineations are generally dip parallel and plunge 020/ to the southwest. However, lineations at Axis Lake are nearly strike parallel and sub-horizontal (Jerika, 1983; Hanmer et al., 1991).

Property-scale faults are identified by breaks in the magnetic and topographic data. There is a dominant northwest trend to faulting on the property with the exception of a prominent northeast-trending fault that bisects the property and is coincident with the axial trace of the regional fold. This feature is also coincident with a significant topographical break and a significant linear gravity low. This fault is interpreted to be a key component in the emplacement of the norite sills.

E.	Exploration

1.	2005 and 2006 Exploration Program

The original property was staked in January of 2005. A Geotech Airborne survey was flown in March-April of 2005 and additional staking was undertaken to cover airborne responses lying outside of the original block. In June of 2005, an organic soil sampling program was conducted contemporaneously with a cursory mapping and exploration program to look at the geology around Axis Lake, Rae Lake, Currie Lake, MacDonald Point and Carp River area as follow-up to the areas of significant airborne EM responses. The organic sampling program returned encouraging results and two additional programs were undertaken in September of 2005 and September of 2006.

In January of 2006, a line cutting and UTEM survey were completed over the Axis Lake, Rae Lake and Currie Lake horizons. As a follow-up to all of these programs, drilling was initiated in May of 2006 and cut short due to a large forest fire forcing early evacuation and an end to the drill program.

These programs are herein discussed below in order of completion. Pure Nickel is still evaluating the latest organic soil sample results from the sampling program over the large magnetic body (located using 3-D mag inversion modeling), south of Rae Lake.

2.	Airborne Geophysical Survey

(a)	Introduction

Geotech Ltd. of Aurora, ON, completed 1,603 line km of helicopter-borne magnetic and electromagnetic surveying using their proprietary VTEM (Versatile Time Domain Electromagnetic) system. The survey was operated from a base at Stony Rapids in Northern Saskatchewan approximately 50 km from the furthest point of surveying. The survey took 6 weeks to complete in April and May of 2005. The data was processed and interpreted by Geotech for EM anomaly picks, time constants and conductance calculations. The EM anomaly picks were rudimentary and ignored the typical “M” shaped responses from such data sets. As such, Bob Lo (BHL Earth Sciences) provided the “Final” interpretation from the VTEM Survey. A detailed interpretation is included as Appendix A of the Axis Lake Technical Report.

(b)	Discussion of Technical Aspects

This is a time domain electromagnetic system utilizing modern advances in digital and signal processing. The system has low noise characteristics and a large transmitter dipole moment which provides deep penetration, high spatial resolution, very good resistivity discrimination and is capable of detecting weak anomalies.

VTEM can offer selectable transmitter wave-form types and a configurable transmitting loop. The system uses a 30 Hz base frequency with a three turn loop. Transmitter is 40% on-time to saturate conductors. The VTEM system is one of the few airborne systems that provides data from a near point source rather than energizing and measuring large areas as is most common with frequency domain systems. It is also considered one of the best systems for delineating supposed “super conductors” like nickel sulphides.

(c)	Results

The picking of conductor axes from profiled data can be understood by looking at simple responses to idealized conductors. A model was generated with Petros Eikon’s EMIGMA version 7.8 software. Depth to the top of the conductor axis can change the shape of a response somewhat but in general a VTEM response over a thin, close to surface conductor will have an “M” shape with the trough centered over the axis of the conductor. The larger peak is centered over the direction of dip to the conductor.

In reviewing profile by profile line data, the figure below is shown as an example of the profile viewer used by Geosoft and in particular how the anomaly picks were made for this survey. The viewer allows the data to be shown in 4 panels to separate the channels into early, middle and late channel responses. There are 26 channels of data. The late time channels in the middle to lowest panels reflect better conductances and as such are better indicators for nickel sulphides. The lack of noise in the background areas in the early time channels is indicative of little to no overburden. The responses in this figure relate to Rae Lake on the left side of the panel and Axis Lake in the centre of the panel. The results have all been tabulated as individual anomaly picks and these results are compiled in Appendix A to the Axis Lake Technical Report.

(d)	Discussion of Results

Over 40 conductive responses have been identified and described by Bob Lo (BHL Earth Sciences Ltd). The Axis Lake Technical Report discusses the Axis and Rae Lake trends and an additional 20 documented VTEM responses. The reader is referred to Appendix A thereof for a detailed descriptions of all 40 anomalies.

(1)	Axis Lake Zone

The trace of the surface expression of the mineralization at Axis Lake has been documented by Dr. Larry Hulbert and confirmed by Aurora. The trace of the mineralization is more extensive than the VTEM survey indicates. The electromagnetic response over the Axis Lake Zone is quite varied in amplitude response. In most cases the responses can be seen to occur at the latest channels indicating good conductivity. The responses indicate a shape of a plate conductor with a south dip. The East Zone of Axis Lake reveals better amplitudes suggesting either a closer to surface response or better connectivity of the sulphides.

A second mineralized horizon, just north of the main Axis Lake mineralization, is termed the North Zone. Responses suggest this zone is less contiguous to the east while in the west, conductors 12 and 13 may well represent the extension of north zone mineralization to the west.

(2)	Rae Lake Zone

The surface trace of mineralization at Rae Lake can be intermittently followed for over 1.5 km. The VTEM responses suggest a simple plate-like sheet conductor which is coincident with the surface trace of mineralization. Detection of a response over most channels suggest good conductivity. The VTEM survey suggests the mineralization at Rae Lake is slightly less conductive than that at Axis Lake. Dips appear to be south and there is better conductivity along the western portion of the conductor.

(3)	Currie Lake

The surface mineralization and one of the original drill holes have returned some of the best nickel assays on the property. The VTEM Survey response has two very prominent conclusions. The first is this appears to be a one line anomaly having no continuity east or west. This is reflected in the profiles by the response not having any significant strength, suggesting it is very limited in size. The second feature is the suggestion of a possible north dip, which has yet to be determined by any previous exploration.

An anomaly by anomaly review is set out in the Axis Lake Technical Report.

3.	Geochemical Organic Soil Sampling Program.

See “Appendix “C” – Information Concerning Pure Nickel Inc.—Material Mineral Properties—Sampling and Analysis”.

4.	UTEM Ground Survey (University of Toronto Electromagnetic Survey).

(a)	Introduction

The UTEM survey was completed by Lamontagne Geophysics Ltd of Kingston, ON during the periods of February 3rd to the 19th and March 3rd to the 11th, 2006. The UTEM system is one of the most accredited geophysical ground based systems used for the delineation of Ni-Cu occurrences. The use of this system is the proprietary ownership of Lamontagne Geophysics. This system was chosen for its ability to delineate strong conductive horizons down to depths of 600+ meters. The collection of the UTEM data was overseen by Bob Lo (BHL Earth Sciences). Bob Lo also provided a qualitative and quantitative analysis of the UTEM data.

The survey employed 6 large loop transmitter layouts and two receivers using a 10-channel mode. The survey measures the vertical (Hz) and horizontal (Hx) component of the resulting EM field from the transmitter frequency of 30.974 Hz. The survey was completed along 300m spaced lines and station spacings of 50m, reducing to 25m over anomalous areas. A total of 69.975 km of “outside-of-the-loop” UTEM data was collected.

(b)	Brief Technical Description

The UTEM system uses a large, fixed horizontal transmitter loop as its source. During this survey the loop layout was 1.5 km X 1.5 km. The loop configuration was chosen due to the suspected higher conductivity responses expected from this type of geological/mineralogical setting. The UTEM receiver is synchronized with the transmitter at the onset of the day and operates remotely during the day. The internal time clocks in the receiver and transmitter allow for sufficient synchronization during the day. Station data can be collected up to 1.5 to 2 times the loop orientation. In this specific survey, survey lines were extended as far as 2 km away from the transmitter loop front.

The system transmits a current ramp and measures the total electromagnetic field during the current “on-time”. The total EM field consists of a primary transmitted EM field and a secondary induced EM field produced from the conductive target. The primary field is removed to yield the secondary field for better target identification. Due to the systems’ ability to measure the current ramp on-time, the secondary field from the targets changes during the measurement time. This allows extremely conductive targets, like nickel sulphides, to be detected. For this reason, the UTEM system is deemed one of the best for ground exploration of nickel sulphide targets.

For a more detailed discussion of theory and processing mechanisms of UTEM data, the reader is referred to Appendix C of the Axis Lake Technical Report.

(c)	Results

Data collection from the UTEM receiver is plotted as continuous norm of the vertical and horizontal components of the EM field at individual stations. The compilation of this data will provide for a discussion of results. All original data plots are shown in Appendix C of the Axis Lake Technical Report as line profile data. It is extremely important to remember in nickel exploration the non-decaying Channel 1 conductors are indicative of highly conductive sources. The non-decaying Channel 1 UTEM anomalies can reflect: i) the presence of conductive mineralization, ii) the presence of a magnetic anomaly, and iii) poor geometric control on either station or loop locations. It is also important to realize that poor geometric control has the potential to both mask and create Channel 1 conductors. The loop front has to have precise geometric locations to minimize these potential problems. The final interpretation of the processed data has been completed by Bob Lo (BHL Earth Sciences). The data was interpreted both qualitatively and via numerical simulation using ENIGMA software package from Petros Eikon.

(d)	Discussion of Results

Bob Lo provided a final interpretation of the UTEM data for Pure Nickel. A discussion of these results is primarily based upon the interpretation from Bob Lo and for these purposes, the plan map prepared by Bob Lo, which appears below, will be used. The UTEM survey outlined numerous conductive responses on the Axis Lake Property, including Rea Lake and Currie Lake. Individual conductive responses have been used to identify the prominent trends and as such there are 4 significant areas of conductivity which can be related back to known zones of mineralization. The four primary areas (Main) Zone, the Axis Lake West Zone, the Rea Lake horizon and the Currie Lake horizon. Very limited drilling has occurred at Axis West, Rea Lake and Currie Lake. The most significant drilling has occurred at Axis Lake East Zone but not to any significant depths. The following discussion should enable the reader to understand the impetus of the diamond drilling program.

Axis Lake Zone

It is interpreted Line 44750E represents the Axis Lake East (Main Zone) fault displaced to the south. It is a deeper target but responses are similar to the Axis Lake horizon (4 milliseconds on late channels). There is a suggestion of a deeper response at 8850N.

Line 42350E - This is a strong near surface response and an obvious target.

Line 43250E - This is an alternative target to L 42350E. This is a deeper target and there is indication there is a second southern conductor.

Line 39950E - This is a simple response and a very good conductor. Axis Lake West horizon is at 8825N.

Line 39650E - This is also a nice simple response and just represents an alternative collar location if 39950E cannot be drilled. Broad Hz component suggests there is some depth considerations to top of conductor axis.

Southern Conductor - Loop 2 - This response is considered to be a bedrock source and continuous across 40850E, 41150E, 41450E and 41750E. This trend occurs along the shore of Axis Lake.

Rae Lake Horizon

Line 44450E - The response on this line shows 3 conductors at 6950N, 7100N and 7225N with the main Rae Lake horizon equivalent to the 7100N response. The conductors to the north and south of the Rae Lake horizon are smaller. Of most interest is the stronger conductivity response returned here versus the response at Axis Lake.

Line 43250E - This is one of the strongest responses over the Rae Lake horizon and slightly better than the responses over Axis Lake. The main conductor is at 7250N with smaller targets to the north and south at 7800N and 6850N, respectively.

Currie Lake Horizon

Only one line of the three surveyed returned a conductive response at Currie Lake. Line -200 returned a spatially small conductive response at 6582087.5N. It is more conductive than either the Rae or Axis Lake responses in that you can see it on 5 channels. The small extent of the response makes it difficult to interpret the dip but the VTEM survey suggests steep northerly dips.

The UTEM Survey was successful in delineating the Axis, Rae and Currie Lake mineralized horizons. In particular, modelling suggests mineralization at Axis and Rae Lakes can be traced down to depths exceeding 400+ meters. The dips in general are gently dipping bodies to the south but the Axis West and the Currie Lake Zone may well have steep dips in either direction.

The general conductivity of the responses varies between 5-10 siemens which is considered low for Ni-Cu sulphides. The survey identified mineralization at Currie Lake but it is not considered to be very extensive and as such does not warrant any drilling at this time.

The Channel 1 UTEM data did not detect any non-decaying highly conductive bodies. This likely suggests any of the surveyed horizons are not likely massive sulphide horizons. In fact, the surface mineralization at Axis Lake is extensively at best semi-massive in nature. This should not be a deterrent as it is not uncommon to see good nickel grades in less than semi-massive mineralization.

5.	2006 Diamond Drill Program.

See “Appendix “C” – Information Concerning Pure Nickel Inc.—Material Mineral Properties—Drilling”.

F.	Mineralization

1.	Deposit Type

Mineralization at Axis and Rae Lake is associated with magmatic nickel-copper sulphides which have formed under a schematic diagram prepared by Dr. Larry Hulbert (Saskatchewan Open House, Nov 2005). Mineralization has been transported along a prominent fault conduit formed in an extensional rift environment within the Snowbird Tectonic Zone. The Axis Lake lineament has tapped the mantle of the earth where noritic and anorthositic magmas have been deposited in areas of structural weakening. The emplacement of the differentiated noritic sills has occurred in an intermittent pattern both along strike and across stratigraphy coincident with prominent planes of weakness. These conduits have allowed the transportation and deposition of the noritic magmas and sulphides. The noritic magmas contain noritic fragments or pebbles and sulphide droplets which are allowed to settle out of the magma in areas where differentiation of the magma occurs.

2.	Mineralization

Pyrrhotite dominates the sulphide mineralogy at Axis, Rae and Currie Lake. These three main sulphide showings occur on the Axis Lake Property. It is interpreted mineralization has survived granulite metamorphism with minimal redistribution.

Three styles of mineralization have been observed either in hand specimen or drill core analyses:

(a)	Most common is finely to coarsely disseminated mineralization dominated by composition of 1-5% sulphides trending to compositions of 10% sulphides.

(b)	A semi-network to net-textured mineralization of up to 15% sulphide, trending to 30% sulphide.

(c)	Massive sulphide horizons comprising up to 50% mineralization but occurring only locally in zones less than 0.5 m thick.

Sulphide mineralogy is dominated by pyrrhotite (up to 90%) with accessory compositions of chalcopyrite (up to 5%) and pyrite (usually less than 5%). The nickelbearing sulphide is pentlandite (most common) but reference to bravoite is made (Harris, 1991). It is also common to see the nickel to copper ratios approximately 2:1 to 3:1.

G. Drilling

2006 Diamond Drill Program

1.	Introduction

Aurora was contracted by Pure Nickel to complete a diamond drill program on the Axis Lake Property in the spring of 2006. A total of 2258 meters of a proposed 4000 meter drill program were completed. Seven diamond drill holes were completed and an eighth underway when camp had to be evacuated from the threat of a fire. The camp was consumed and considerable damage to the drill put this program on hold. The aim of this program was to identify additional mineralization down dip and along strike of known mineralization in the East and West Zones of Axis Lake and to test anomalous geophysical and geochemical results in the Rae Zone east of Rae Lake. Six holes (AL06-001 through 006) were collared and completed along strike of the East Zone at Axis Lake. Three collars were spotted in the West Zone; however, only one of these holes (AL06-007) was competed before the evacuation. An additional four holes are proposed for the Rae Lake conductor and geochemical anomaly.

Collar locations at Axis Lake and Rae Lake were determined by interpreting historical drillhole data, VTEM (2005) and UTEM (2006) geophysical data, and soil geochemistry. Initial collars were chosen to infill Cu/Ni mineralization intersected in historic diamond drillholes and better delineate subsurface mineralization while investigating the character of mineralization in the context of the historic drill logs.

In the East Zone, Cu/Ni mineralization was identified down dip of the historic DDH intersections and as a result additional collars were laid out along strike to delineate the deeper mineralization. Collar locations in the West Zone were chosen on the criteria of soil geochemistry and geophysics more than historical drilling. This was the case because noticeable decrease in the thickness and grade of mineralization in the west zone indicated that perhaps the mineralization intersected in the East Zone had not been identified in the West Zone. The West Zone was insufficiently tested as only one hole was completed and a second failed to reach the targeted depth as a result of the evacuation. Collar locations in the Rae Zone were selected on the basis of strongly anomalous nickel and copper soil geochemistry and VTEM/UTEM geophysical data. These targets were not tested during the short spring program but will be a priority target in future exploration.

Mineralization in the East and West Zones is hosted in variably strained and silicified norite and anorthositic norite. Primary magmatic sulphide mineralization ranges from finely disseminated to coarsely disseminated, semi-massive network to massive. There is minor evidence of secondary or remobilized mineralization associated with shear and fracture zones in the norite. This mineralization is usually pyrite-bearing, associated with chlorite alteration, and an intense fabric. Core was split; half sampled for assay, the remaining returned to the core box and stored in core racks at the north end of Axis Lake. These core racks were destroyed in the forest fire; the core remains on site in unsorted piles. Due diligence was exercised in sampling and transporting the core to ensure no cross sample contamination, unbiased sampling, and accurate sample labeling.

Diamond drillhole section locations are plotted on a plan map of the Axis Lake East and West zones (PlanTSectionLOC, Appendix D of the Axis Lake Technical Report) along with drill hole collars, surface traces and total field magnetic data. The section lines are chosen to illustrate holes drilled in 2006 within the context of historic drilling. Long sections are chosen to show the nature of mineralization along strike of each zone.

2.	Geology

The relative age of the rocks is uncertain due to the lack of detailed field mapping and the high-grade metamorphic nature of the northern Athabasca Lozenge. Rocks around Axis Lake have been metamorphosed to granulite grade reaching a minimum pressure of 3 Kbar and temperature of 750°C (Yardley, 1991). At these metamorphic grades primary textural relationships, including those at lithological contacts, are often obliterated by recrystallization.

The two main lithologies intersected in drill core are (1) gneissic grt opx tonalite, and (2) norite with anorthositic norite and gabbro. These rocks have been metamorphosed to granulite grade as supported by the mineral assemblage opx-kfs-grt in the gneissic tonalite and opx±cpx±grt in the noritic rocks. The basic rocks show finely granular textures indicative of granulite facies (Harris, 1991). The granular texture of the tonalite and granular mottled texture of the noritic rocks is observable at macro scale as well.

All the rocks at Axis Lake have been variably silicified in what appears to be a post granulite metamorphism alteration event. The host lithologies are silica flooded which creates a mottled texture in the mafic rocks. This texture is less obvious in the tonalite due to the greater concentration of primary quartz; however, subtle changes in texture are still observed. Silicification may be a result of regional retrograde amphibolite or upper greenschist metamorphism as supported by the presence of amphiboles and retrograde halos armoring garnet observed in thin section (Harris, 1991). Chlorite alteration related to hydrothermal fluids is concentrated along shear and fracture zones in both the tonalite and noritic rocks and locally associated with talc and/or tremolite. There is minor disseminated chlorite alteration of biotite in the tonalite which is likely related to regional retrograde greenschist metamorphism.

Rocks at Axis Lake are variably strained and range from granoblastic to mylonitic, and lineated to foliated. Mylonitic textures not recognized in previous logging range from protomylonite to ultramylonite and are commonly observed in the leucosome of the gneissic tonalite. The tonalite and noritic rocks are foliated and lineated. Lithologies observed in drill core and in outcrop commonly show a pervasive lineation as shown by quartz ribbons in mylonite and pyroxene in norite. Foliated minerals are concentrated adjacent to sheared and faulted intersections in core or outcrop. Biotite and chlorite define this fabric in tonalite while chlorite and pyroxene define this fabric in the norite. Though this fabric is most intense adjacent to, or localized in, shear zones, there are intervals of pervasive foliation.

3.	Sulphide Mineralization:

Primary sulphide mineralization, interpreted to have survived granulite metamorphism with minimal redistribution, is hosted in norite and anorthositic norite (Harris, 1991; Hulbert, personal communication, 2006).

Sulphide mineralization observed in drill core occurs in three habits: 1) most commonly disseminated, 1%-5% when finely disseminated (0.1 to 0.5 mm) and up to 10% when coarsely disseminated (individual crystals up to 0.75 mm or agglomerates of fine sulphide); 2) semi-network to net-texture sulphides, up to 15% sulphide material showing a semi-massive texture; 3) massive sulphide, short intervals of up to 50% localized sulphide content.

Sulphide content consists of pyrrhotite with accessory chalcopyrite and pyrite. Pyrrhotite is the most common sulphide forming greater than 90% of the sulphide content in all of the three textural habits. There is a pronounced lack of nickel-bearing minerals observed in the core. Thin section analysis indicates that the nickel-bearing mineral is pentlandite. Pyrrhotite commonly shows flame and feather-like bodies of exsolved pentlandite. Less common fracture-controlled or grain boundary threads of a creamy-white sulphide which may be pyrite, pentlandite, or bravoite as also noted (Harris, 1991).

Chalcopyrite and pyrite are accessory sulphides that complete sulphide mineralization observable at the macro scale. Both phases are present in all three habits of sulphide mineralization; however, they have a greater modal abundance in the network to massive intervals. Chalcopyrite is rarely more than 5% of the mineralized interval while pyrite may be between 1% and 20% depending on the habit of mineralization.

Intersections of net-texture and massive sulphide are interpreted to be primary sulphide concentrates along feeder sills or sheets to the mineralized system. The presence of rounded to subrounded noritic clasts present in the sulphide matrix may indicate that these feeders have intruded along faults and have been repeatedly pulsed by different generations of magmatic activity. Such activity has introduced noritic clasts from deeper in the system.

Massive sulphide intervals are short, commonly less than twenty centimeters, and are associated with shear and fracture zones. These thin zones show a sharp and strained hanging wall and/or footwall contact, and are marked by a sharp contrast in sulphide texture across the contact.

4.	Drill Results – individual holes

The seven diamond drillholes completed during the 2006 program are summarized below from east to west. Text logs including assay results are presented in Appendix D of the Axis Lake Technical Report

Hole AL06-006 was drilled to test anomalous VTEM and UTEM responses and the subsurface extent of gossanous horizons exposed to the north. Mineralization was intersected down dip of the historic drilling and as a result the East Zone is shown to continue further east than previously indicated. AL06-006 intersected two thin high-grade intervals of copper/nickel mineralization at 140.06m to 140.18m and 147.44m to 147.69m assayed 0.88% Ni-0.26% Cu and 0.32% Ni-0.81% Cu respectively. A longer, but lower-grade interval at 163.92m to 172.73m assayed 0.07% Ni-0.04% Cu. Holes Y-17 and Y-18 may have not intersected the mineralized horizon because they were not drilled deep enough or the mineralized horizon is structurally terminated up dip.

Hole AL06-004 was drilled to test the down dip continuity of the mineralized horizon identified in hole Y-15 but missed in Y-20. AL06-004 intersected two thin structurally controlled intervals, the most significant of which is at 135.03m, up hole of the main assayed intersection at 148.74m to 173.74m. This horizon includes an interval of semi-massive sulphide (161.12-165.11m) described as massive semi-network textured sulphide showing po (15%) +ccp (3%) + py (3%) that assayed 0.32% Ni and 0.13% Cu over 3.72m. Sulphide content increases gradually from 149.70m to 160.63m as finely disseminated sulphides turn to coarse disseminated and then massive network sulphide showing an increase in sulphide content from 5% to 20-25%. At 165.11m the network sulphide sharply returns to 1%-2% finely disseminated sulphides.

Hole AL06-005 was drilled from the same collar as AL06-004 to test the down dip continuity of the mineralized horizon. The horizon appears to bifurcate as two thinner intervals, each showing similar sulphide textures to those in AL06-004; finely disseminated sulphide grading from 1% to 10%, approaching a semimassive network to massive sulphide zone with sharp footwall and hanging wall contacts. Disseminated sulphide in the adjacent hanging and footwalls averages 1-2%.

Hole AL06-001 was drilled to test the down dip continuity of mineralization intersected in holes Y-13, and 65-04, 05, 06. Sulphide mineralization in AL06-001 shows a cryptic mix of finely disseminated to semi-massive network to massive sulphides hosted in silicified and unsilicified norite and anorthositic norite. The bifurcated horizon shown in 65-06 appears to become three horizons in AL06-001, the upper two of which are anchored by thin intervals of massive sulphide. The semi-massive to massive horizon at 231.47m is at the base of an approximately 15.5m interval of disseminated sulphide (<5%) and shows 1.87% Ni, 0.34% Cu, and 821ppm Co over 0.58m. Sulphide mineralization at the base of this interval stops abruptly. The second massive interval at 260.80m is near the base of 10 meters of disseminated sulphide.

This interval returned 1.14% Ni, 0.45% Cu and 1027ppm Co over 0.28m. Hanging and foot wall contacts are at a high angle to the core axis and sulphidebearing fluid are constrained to an irregular fracture. There is little chlorite or silica alteration; however an increase in pyrite abundance, together with the unique orientation and irregular character of this interval may support a structural mode of emplacement. The lowest sulphide interval is an 18m section beginning at 274.40m that shows 3-5% fine to coarse disseminated Po+Ccp+Py in anorthositic norite. This hole returned some of the highest grade assay results and most significant mineralization from the program.

AL06-002 is collared on strike to the west of AL06-001 and continues to show three dominant sulphide horizons and a greater downhole thickness of mineralization than what is seen up dip in 65-07. All mineralized intervals are disseminated in texture reaching a maximum concentration of 10% combined Po+Ccp+Py and as a result, nickel and copper values are generally less than 0.25% and 0.15% respectively.

AL06-003 shows one relatively continuous sulphide bearing horizon in norite from 437.46m to 512.62m of 2% to 8% fine to medium disseminated Po+Ccp+Py.

(a)	Drill results – context of geologic sections

EAST ZONE (Sections in Appendix D of the Axis Lake Technical Report

Drilling completed in 2006 shows that mineralization continues along strike to the east and west and remains open in both directions. The area to the east of section 443800E had largely been ignored by Fredrick Mining and Placid Oil; however, holes AL06-004, 005, and 006 have all intersected the sulphide-bearing horizon down dip and along strike to the east of the previously ignored areas. A thin disseminated interval in AL06-003 shows that the mineralized horizon is in fact thickening down dip, contrary to what shallower historic drilling would indicate.

In section 444000E AL06-006 intersects structurally controlled Ni/Cu mineralization at about RL230m level. A thin disseminated sulphide interval at RL215m indicates that historic holes Y-18 and Y-19 were not drilled deep enough to intersect mineralization exposed to the north. Section 443800E shows that holes AL06-004 and 005 have intersected the down dip Cu/Ni-bearing horizon down dip from Y-15. Historic hole Y-20 was not drilled deep enough to intersect the mineralized horizon, which is deeper than expected at this easting, possibly due to a steepening in the stratigraphy or structural disruption. A sub-veritical to steeply north-dipping fault plane that surfaces between Y-20 and Y-15 could offset the mineralized horizon. In section 443600E the upper mineralized horizon intersected in holes 4-65, 5-65, 13 dips to the south at approximately 55°. The lower contact of this horizon can be seen in hole 6-65 at about 200m level and in hole Al06-001 at 100m level. This horizon is clearly thickening down dip and the character of the mineralization is changing. Thin near surface horizon changes from semi-massive to massive mineralization to a thick interval of disseminated mineralization at depth. This down-dip thickening and metal dispersion of a mineralized horizon has been observed before in the Bushveld Complex with respect to PGE mineralization. Important mineralized horizons and intervals are also seen below this level in AL06-001 (modified after Hulbert, L. personal communication).

The mineralized horizon in section 443500E shows that mineralization thins down dip from Y-9 through RL170m level in 65-07 before it thickens again at RL80m level in AL06-002. The horizon bifurcates down dip of Y-9 and intersects 65-07 at the RL130m. This horizon appears to split again before intersecting AL06-002 at RL50m. AL06-002 intersects the third sulphide-bearing horizon at RL-20m. All three sulphide horizons in AL06-002 are disseminated in character and show that the habit of sulphide mineralization is changing from relatively thick semi-massive to massive near surface to thicker disseminated intervals down dip.

Similar to Section 443500E, Section 443000E shows that the mineralized horizon increases in thickness down dip of 65-02 after it appears to thin down dip of hole 65-01. It is likely that this mineralization continues along strike at depth to the west and has not yet been tested by any historic drilling. This section also shows a steepening in stratigraphy or a sub-vertical fault plane that would surface under the southern shore of Axis Lake.

The long section of the East Zone (LongsectionEAST, Appendix D of the Axis Lake Technical Report) shows a moderately south dipping horizon that steepens from approximately 60° at 444000E to greater than 80°. Beginning at 443000E it increases in thickness down dip and along strike to the west. The upper horizon appears to be terminated near surface between holes Y-15 and Y-16 though mineralization continues to the east at depth. There is at least one bifurcation in the mineralized horizon at depth from approximately 443800E to 443600E where it becomes disrupted or cryptic in character. By 443000E the horizon has closed to one thicker horizon, or the lower horizon has plunged and was not intersected in AL06-003.

WEST ZONE (LongsectionWEST, Appendix D of the Axis Lake Technical Report)

Two holes were drilled in this zone; however, only AL06-007 was completed. This collar was located to test for the mineralization at depth on strike from holes Y-25 and Y-26 that was missed in hole 65-12. The collar was placed to drill a sub-vertical dipping horizon that outcrops at 442019E, 6579027N. This hole was not completely logged or assayed due to the forest fire evacuation; however, a 1.22 meter interval of intensely chloritized and silicified garnet-bearing norite was intersected at 151.48 meters. This interval showed 3% disseminated po+ccp+py and included 10cm of massive network sulphide showing po (30%)+py(2%)+ccp(1%) matrix about silicified norite. The hanging wall and footwall contacts are strongly sheared and there is a slight fabric adjacent to the contact in the sulphide as well.

Hole A06-008 was terminated before the evacuation. The hole had reached 80 meters; however mineralization was expected at approximately 150 meters. This collar was located to test coincident anomalous VTEM response and strongly anomalous nickel values interpreted from the soil geochemistry. The collar did intersect a large fault gouge at approximately 70 meters.

RAE ZONE

No drilling was completed on this zone. There are strong and coincident geochemical, VTEM and UTEM anomalies associated with a magnetic high to the east-northeast of Rea Lake. In 1991, Noranda completed 2 holes in this zone; however, it is thought that the main horizon of mineralization was not intersected during this drilling.

5.	Discussion of Drill Results and Recommendations

The results of the 2006 drilling program have revealed a new perspective on the geology and mineralization present in the East Zone. This perspective should be applied to future exploration strategies in the West and Rea Zones.

(a)	The East Zone sulphide horizon as exposed at surface can in many cases be traced down dip for hundreds of meters and, as 2006 drilling has shown, thickens, thins, and bifurcates down dip. The character of the mineralized horizon has been observed to evolve from relatively thin, dominantly semi-massive network sulphides, near surface to thicker intervals of disseminated sulphides that are host to sharp breaks of high-grade massive sulphide zones.

(b)	The horizon appears to steepen from east to west along strike. This may be a function of a change in the orientation of stratigraphy related to regional folding or localized faulting in the East Zone.

(c)	2006 drilling has revealed numerous wide intersections of disseminated Ni/Cu sulphides and thin sulphide concentrations containing both Ni and Cu values in excess of 1% in areas previously drilled and deemed barren. Mineralization has been shown to continue along strike and remains open to the east (modified after Hulbert, L.,personal communication).

(d)	Thicker than previously realized intersections of norite and anorthositic norite indicate that the ultramafic magmatic system at Axis Lake is much larger than previously acknowledged based on historical research and exploration in the Axis Lake – Fond du Lac area. The host intrusions are now thought to be several hundreds of meters thick rather than several tens of meters thick as thought in the 1950’s.

(e)	Detailed geochemical investigations from the 2006 drilling have disclosed positive geochemical indicators not apparent from core logging observations or conventional exploration assaying. Generally the norites in the region, including those which host known Ni-Cu sulphide mineralization have whole rock MgO contents of 3 – 7%, and Cr (chrome) contents of 130 – 200 ppm. Wide intervals of more basic norites (mela-norites) with MgO and Cr contents ranging from 13% – 18% and 500 – 800 ppm respectively were observed in all of the 2006 holes. It is interesting to note that the high grade Currie Lake occurrence to the north of Axis Lake also contains norites with 9 – 15 % MgO, and feldspathic pyroxenites with 19 – 21% MgO. There is a well known relationship between the MgO content of a magma and the nickel grade of the sulphides, i.e. higher MgO rocks generally give rise to sulphide deposits with higher nickel concentrations. S/Se ratios of the mineralized intervals clearly demonstrate the important role played by country rock sulphidic contamination of the noritic magmas. High values of 10,000 to 13,000 associated with the Axis Lake mineralization as opposed to that of a pristine uncontaminated mantle derived magma with ratios of < 4000 demonstrates this point (after Hulbert, L., personal communication).

(f)	This important geochemical finding, the southerly increase in thickness of the intrusive complex, and the increased frequency of thick disseminated sulphides in the lower portions of the complex (deeper intersections) suggests that where the base of this thickening complex comes into contact with the country rock down dip much larger sulphide concentrations could have been segregated. The relatively thinner host norite interval to the surface mineralization, and the enclosing or intercalated country rock gneiss suggests that the surface mineralization represents the thin edge or extremity of this intrusive complex that is expanding down-dip and to the south. Disseminated sulphide zones commonly occur as halos or envelopes to more massive concentrations of sulphides in magmatic ore deposit (after Hulbert, L., personal communication).

Assay Highlights

The following assay highlights have been summarized from core sampling completed during the 2006 program

Summary Table of 2006 Assay Results

HOLE ID	From (m)	To (m)	Length (m)	True Thick (m)	Cu (%)	Ni (%)	Cu/Ni (%)
AL06-001	196.45	198.79	2.34	1.17	0.17	0.43	0.60
including	196.45	197.52	1.07	0.54	0.27	0.75	1.02
AL06-001	202.70	203.35	0.65	0.32	0.18	0.34	0.52
AL06-001	257.17	263.12	5.95	2.98	0.12	0.35	0.47
including	260.75	261.93	1.18	0.59	0.40	1.35	1.75
including	260.75	261.33	0.58	0.29	0.45	1.87	2.32
AL06-001	230.73	232.96	2.23	1.12	0.16	0.48	0.64
including	232.68	232.96	0.28	0.14	0.34	1.14	1.49
AL06-002	329.32	349.56	20.24	14.31	0.13	0.23	0.36
AL06-003	465.80	477.05	11.25	7.95	0.08	0.14	0.22
AL06-004	161.12	165.11	3.99	3.72	0.13	0.32	0.45
AL06-005	157.18	163.25	6.07	4.85	0.08	0.16	0.24
including	159.07	162.25	3.18	2.54	0.10	0.19	0.29
AL06-006	147.54	147.69	0.15	0.14	1.17	0.41	1.57
AL06-006	140.06	140.18	0.12	0.11	0.16	1.27	1.42

Note:

(1)	All ‘True Thick (m)’ intervals are calculated based on the plunge of the drill hole at that depth and an assumed 60° dip to the host geology.

Recommendations

Rae Lake remains an untested area. Strong VTEM, UTEM and soil geochemistry anomalies are coincident with gossanous norite exposed at the surface. Historic trench sampling has indicated that nickel and copper values could be in the range of 1-2% and 0.4 to 0.6% , respectively. In 1991, Noranda tested this zone with two drill holes. Each hole intersected poor sulphide mineralization and the samples collected for assay reflected this. Interpretation of the VTEM and UTEM surveys completed in 2005 and 2006 suggests that these holes were collared too far to the north and likely missed the primary south-dipping geophysical target and the best sulphide content.

Three dimensional modeling of the Total Field Magnetic data shows that the large magnetic body which is host to the conductor may be joined at depth to a larger body which extends further south. It is possible that mineralization also continues down dip to the south and exists beyond the depth of penetration of the UTEM and VTEM surveys. A third round of soil sampling has been completed to search for evidence of continuing mineralization to the south at depth. Results of this survey are outstanding at the time of report generation.

Holes for the Rae Lake horizon should be collared further to the south than the historic collars to intersect the horizon down dip of the Noranda holes and test the anomalous geophysical response at depth. As indicated in the Axis Lake East zone, mineralization can thin and thicken and bifurcate; therefore, any mineralization intersected in an initial hole on any given collar should initiate a second hole to follow the mineralization to depth.

Additional drilling in the Axis Lake East Zone should be targeted to delineate the mineralized horizon along strike to the east and west of the current sources. A series of holes should be collared along the southern shore of Axis Lake to the west of AL06-003. The goal of these holes should be to test the mineralized horizon at a depth of greater than 250m to 300m.

Drilling to the east of AL06-006 should continue to step to the east at 100m intervals. At least three holes should be collared along the creek bed and arc to the south in order to thoroughly delineate the eastern limits of the mineralized horizon. A constant distance from the norite magnetic high should be maintained so as to minimize structural complication that may begin to disrupt the mineralized horizon at the eastern shore of the lake. Sulphide horizons intersected during this drilling should be tested down dip from the same collar. At least two collars should be tested to the east to ensure that mineralization has truly terminated and not just structurally disrupted.

Detailed mapping and additional modeling of the UTEM geophysical data should be completed before drilling is continued on the Axis Lake West Zone. It is unsure if Cu-Ni mineralization identified at surface in the West Zone is genetically related to that seen in the East Zone, even though it appears to be roughly along strike, or if there are any unique structural controls on this mineralization. There are some significant changes in the magnetic data through the West Zone that are not evident in the East Zone. Preliminary examination indicates that stratigraphy in the West Zone is sub-vertical to steeply north dipping. This is in contrast to the moderate to steeply south dipping units in the East Zone. Whether this reversal in stratigraphy is caused by regional folding or the influence of a localized fault is unclear. There are a series of strongly altered shear zones and a large fault gouge intersected in AL06-008 that correlate with, and may be in response to, a sharp change in the magnetic data.

Detailed mapping and surface sampling in the West Zone and the other zones would greatly add to the understanding of the structural and lithologic controls on copper-nickel mineralization at Axis and Rae Lakes.

Down hole geophysics should be conducted on the holes completed on the AL06 holes. A down hole IP survey would be a useful investigation to indicate if the sulphide concentrations visually observed in the core are the source of anomalies recognized in the VTEM and UTEM surveys. A contrast in the down hole data with the VTEM and UTEM data would support the need for further exploration, particularly if the surficial anomalies indicate a stronger anomaly.

Primary geophysical and geochemical anomalies should be drilled upon the completion of the mapping phase and previously drilled collar locations should be tested deeper down dip if there is a discrepancy indicated by the down hole TDEM survey.

H. Sampling and Analysis

Sampling And Data Verification

Since the inception of the exploration program, under the auspices of either Red Dragon or Pure Nickel, Aurora of Yellowknife has been the operator of the program. The soil sampling, ground geophysics and diamond drilling have all occurred under the supervision of Aurora. The Geotech Airborne survey was completed under the supervision of Bob Lo (BHL Earth Sciences) as was the data verification for the UTEM survey. Aurora personnel, under the supervision of Gary Vivian (Qualified person under the NI 43-101), have been on site for QA/QC of all data collection and sampling verification. All organic soil sampling, drill core sampling and ground geophysical surveying has been under chain of custody command of Aurora.

Geochemical Organic Soil Sampling Program

1.	Introduction

Between June 13th, 2005 and September 12th, 2006, there were three (3) separate soil sampling programs completed on this project to help delineate geophysical targets. Aurora completed all of the sampling programs. These programs consisted of obtaining organic soil samples to evaluate the continuity of Ni-Cu mineralization between the Axis Lake and Rea Lake horizon, both along strike and down dip. These programs were also used to evaluate some of the more significant airborne responses across the rest of the property (McDonald Point, McGinnis Lake, Currie Lake and Carp River).

A total of 218 man days were required to complete the work. The project area was accessed via twin otter, turbo otter and helicopter from Yellowknife as well as fixed wing and helicopter support from Stony Rapids.

2.	Methodology

The original sampling program at Axis Lake was completed in an area approximately 30 km by 4 km. The line spacing was established at 250m and the station spacings at 50m in the Axis Lake area whilst outside of the main Axis Lake area, line spacing would be 300m with station spacing of 50m. A sampling orientation took place on the afternoon of June 15th for proper technique. All sample locations were marked with flagging tape and a metal tag designating the sample number. All stations were documented with a handheld GPS location. Only sample numbers were written on the sample bags. The samples were obtained and described at each location and this information was inserted into an Excel spreadsheet every night. A total of 1490 samples have been assayed and Pure Nickel is still waiting for the final 140 samples from the Rae Lake South magnetic body. Samples could not be taken in areas of extensive peat bog, permafrost or outcrop. Sampling was most commonly completed in crews of two for the best efficiency. During orientation, it was discussed not to sample outside of a 30m radius as it would start to provide a bias toward the next sample. In a couple of areas this was ignored due to the lack of sample medium over a few stations. It was considered better to have some representation than none at all.

The survey was completed using short, rounded shovels or spades for digging. The shovel blades were sharpened every couple of days for ease of cutting through the overlying roots and moss. A duplicate sample was retrieved at every 50th station for an internal check. These duplicates were sampled just a few metres away from the original sample location and they were labelled as site A and B (ex. 10025A and 10025B).

A total of 25 reference samples have been inserted throughout the database of samples to provide a check on the lab procedures. These reference samples have been provided by the Canadian Certified Reference Material Program and the Geological Survey of Canada. The location of this material is documented throughout the Axis Lake database as Reference Samples. The type of sample is also documented as till or lake sediment with a reference number. A large 200 lb sample was retrieved from the camp area at Axis Lake to use for a camp standard for future sampling. This was part of the sample analyses completed.

The geochemical analyses were completed using ACME Analytical Laboratories Ltd. (“ACME”) of Vancouver, British Columbia and the method of analyses is covered in “Appendix “C” – Information Concerning Pure Nickel Inc. - Material Mineral Properties - Fond du Lac (Axis Lake) Ni-Cu Project - Security of Samples - Sample Preparation, Analysis and Security.”

3.	Results

The results of the geochemical analyses are tabulated and shown in Appendix B. The data have been compiled and geostatistically analyzed (as percentiles and medians) to produce maps for each of the 5 primary elements used for analyses. These elements are Ni, Cu, Co, Mg and Cr. These elements are commonly used as tracking elements for Ni-Cu orebodies.

4.	Discussion of Geochemical Results

It is very encouraging to look at the geochemical analyses from the organic soil sampling program. The results indicate three very important features as follows:

(a)	The highest percentile and median samples are coincidentally close to the known surface expression of the noritic sills and the known locations of Ni-Cu mineralization.

(b)	High median and percentile values occur down dip and along strike to the areas of known surface expressions of mineralization and as such suggest the down dip and along strike potential for additional mineralization.

(c)	Other areas exist for the possible occurrence of Ni-Cu sulphides associated with noritic sills apart from the Axis Lake, Rae Lake and Currie Lake occurrences and are documented as MacDonald Point, Gillies Lake and Carp River.

Surface and Subsurface Sampling and Analytical Techniques

All soil and drill core sampling and analyses procedure were sealed under chain of custody by Aurora when shipped.

1.	Organic Soil Sampling Analyses

The sample procedure for the organic soil sampling program is well explained in the text of this report. Both duplicates and standards were inserted throughout the data for lab checks to verify the data.

All samples were air-dried and sieved to -60 mesh. The samples were then analyzed using the ACME Analytical Group 1F-MS on a 30 g sample of sieved material. This is an ICP Mass Spec analysis of a 30 g sample after aqua regia digestion for low to ultra low determinations. The larger 30 g sample is best for representative analysis of elements subject to nugget effect.

2.	Drill Core Analyses

Core Sampling Procedure:

Core sampled for analysis by Group 1E (assay) was collected at sample intervals selected to isolate different habits of mineralization with a maximum length of approximately one meter. Sample intervals across the six sampled holes averaged 0.8 meters. A sample of barren hanging wall and footwall was collected over at least one meter for all assayed horizons.

A 15 cm sample, analyzed by Group 4A/4B, was associated with every Group 1E interval, including the hanging wall and footwall. The sample was chosen to represent the lithological and mineralogical character of the associated assay interval and is the other half of the split core.

Sample blanks were randomly inserted to ensure quality control during laboratory analysis. Sample material was pink one-mica feldspar phenocrystic granite collected from a boulder of float.

I.	Security of Samples

Sample Preparation, Analysis and Security

The sampled intervals were determined and sample tags completed by David White, an employee of Aurora. The core samples were split by two other Aurora employees in camp.

Core intervals designated to be sampled were marked in the core box with china marker. The core was then photographed. Core boxes marked for sampling were then moved to a temporary core rack in the splitting shack; the remainder of the core was moved to the permanent core racks.

Special attention was placed on removing bias based on sulphide concentration. To achieve this, the geologist marked the axis, or splitting location, of the semimassive and massive sulphide intervals.

The core was split using a manual splitting machine. Sample intervals were broken into lengths of approximately 10cm inside the core box. A plastic lined box was placed on both sides of the splitter. The side which collected the material for analysis was then lined with the sample bag to eliminate cross contamination or loss of sample material. Half the sample was collected in the sample bag, the other half (off cut) was returned to the core box, taking care to return it in the correct orientation and location in the core box. If the interval was to be analyzed by Group 4A/4B, the off cut was placed in a unique plastic sample bag. Sample tags were placed in the bags, which were then sealed with plastic zip ties. These samples were placed in larger rice bags which were labelled and sealed for transport. All sealed samples were stored in camp until the end of the drill program. At this time they were moved to Stony Rapids and stored at the airport. The samples were shipped directly from Stony Rapids to Yellowknife via chartered aircraft under the supervision of the field geologist. From the Yellowknife airport the samples were personally delivered by the field geologist and other Aurora staff directly to ACME in Yellowknife for processing.

All samples prepared for geochemical analysis were analyzed at ACME: samples are prepared to pulp at the Yellowknife Branch and pulps are then shipped to the Vancouver Laboratory for analysis. ACME is an ISO 9001:2000 certified laboratory.

Core samples collected for assay were analyzed by GROUP 1E which is a four acid digest with an ICP-ES analysis. Each sample is crushed to –150 mesh (<0.075m), then a 0.25 gram sample is heated in HCLO4-HNO3-HF and dried. The residue is dissolved in HCL to 10 ml and analyzed by ICP-ES. Samples selected for geochemical analysis were analyzed by GROUP 4A, GROUP 4B and GROUP 1DX.

GROUP 4A (whole rock oxide) each 0.2 g pulp sample is analyzed by ICPemission spectrometry following a Lithium metaborate/tetrabortate fusion and dilute nitric digestion.

GROUP 4B (Trace Element) includes two analysis: 1) Rare earth and refractory elements are determined by ICP mass spectrometry following a Lithium metraborate / tetraborate fusion and nitric acid digestion of a 0.2 g sample; 2) a separate 0.5 g split is digested in aqua regia and analysed by ICP-Mass spectrometry to report the precious and base metals, this is the same as GROUP1DX.

More detailed analytical procedures, including duplicate and re-analysis protocol, and assay results are both presented in Appendix D of the Axis Lake Technical Report.

J. Mineral Resources and Mineral Reserves

Reserve Estimates And Mining Concerns

No mineral resources or mineable reserves meet the requirement of National Instrument 43-101 reporting. As such, the resource quoted in any of the assessment reports or public documents of Pure Nickel or Red Dragon cannot be considered acceptable.

Mineral Resource

The published resource through assessment filings of 4,000,000 tons of 0.66% Ni and 0.35% Cu is a non-compliant NI 43-101 resource. The Axis Lake Technical Report neither relies on nor supports this resource.

K. Mining Operations

Pure Nickel has no mining operations.

L. Exploration and Development

Pure Nickel and its joint venture partner Red Dragon have completed a significant amount of work on the Fond du Lac Property in Northern Saskatchewan. Previous work had documented two significant zones of mineralization, Axis and Currie Lake, and a third zone with very little work, Rae Lake. Pure Nickel, through the initial ownership of Red Dragon, completed a large staking program and subsequently flew some 1600 line km of VTEM surveying. The VTEM survey outlined well over 40 anomalous areas for ground follow-up and a significant number of these targets had geophysical responses similar to that of the responses associated with Axis, Rae and Currie Lakes.

A proprietary geochemical organic soil sampling program was initiated in June of 2005. The completion of two subsequent programs has indicated elevated nickel and copper concentrations both along strike and down dip to the surface expression of the known areas of mineralization. This proprietary sampling method has proven to work in areas where geophysically targeted nickel-copper concentrations have not been identified. In particular, the geochemical analyses have suggested the known areas of surface mineralization can be extended both laterally and down dip from their surface traces.

A ground geophysical survey using UTEM was oriented to cover the three main areas of known surface mineralization. It was hoped the survey would extend the trace of the mineralized zones to depths warranting deeper drilling than has occurred to date. The results of the UTEM survey were extremely encouraging in the areas of Axis and Rae Lake. These two mineralized trends have moderate to good conductivity but not as strong as was originally expected. The reason for less conductivity than expected is twofold:

(a)	the sulphide concentration is net-textured and predominantly only up to 15% in most cases with some smaller zones of semi-massive to massive horizons, and

(b)	the connectivity of the sulphides is affected some by silicification of the ground mass from granulite metamorphism and the appearance of common pebbles/fragments of noritic compostion (hence we are not dealing with a massive sulphide source to date).

The Currie Lake Showing suggests the source is quite small and likely dipping in the opposite direction, north, than originally thought. The UTEM shows Currie Lake as a one line response and does not warrant any further work at this time.

The diamond drilling program was initiated in May of 2006 with the expectation of completing 4,000m in the East (Main) and West Zones of Axis Lake, the main zone at Rae Lake and possibly one other target. A large forest fire cut this program short and only 7 holes of a proposed 10-12 hole drill program were completed. The drilling has confirmed historic drill values of 1-1.5% combined nickel-copper concentrations. The drilling has also confirmed two very intriguing and not well understood geometric concepts in regards to the norite sills and mineralization. The noritic sills are thickening extensively with depth and are not just a simple geometric slab. The mineralization contains a very thick drape of disseminated sulphide mineralization which contains much smaller bifurcating semi-massive to massive sulphide horizons within this extensive drape. The question begging to be asked is to find a larger concentrated source and the use of down hole geophysics may provide some insight. In particular, the drilling has indicated much thicker concentrations of differentiated norite and much larger zones of mineralization than was originally expected. Drilling to the east of AL06-006 needs to delineate or truncate mineralization. It is not understood if mineralization terminates to the east of 006 or whether it is structurally disrupted and continues.

A series of holes to the west of AL06-003, along the south sore of Axis Lake, should test the mineralized horizon at depths below the 250m level. The disseminated sulphide drape appears to thicken in this direction.

The Rae Lake horizon is untested. It appears the Noranda drilling from 1991 was too far north and neither intersected the best UTEM, VTEM or geochemical traces on the horizon.

The geochemistry completed on the core samples from the 2006 drilling have very positive geochemical indicators not apparent from core logging or conventional exploration assaying. Norites in the region, including those hosting Ni-Cu sulphide mineralization, have 3-7% MgO and Cr contents of 130-200 ppm. The high grade Currie Zone (values up to 2.7% Ni and 0.4% Cu over 50 feet on surface) have MgO values of 9-15%. Significant and wide intervals of extremely basic norites were encountered in all 2006 holes with MgO values ranging from 13-18% AND Cr values up to 800 ppm. There is a well known relationship between MgO content of magma and the nickel grade of sulphides. Higher MgO values give rise to higher nickel values.

Pure Nickel is extremely focused on finding a magmatic Ni-Cu resource in the Fond du Lac region of Northern Saskatchewan. They have all of the positive geophysical, geochemical and geological indicators and they are moving in the right direction.

A proposed program of diamond drilling and down hole geophysics at Axis and Rae Lakes and continued organic geochemical sampling, ground geophysics and diamond drilling on peripheral targets to Axis and Rae Lakes is currently in the organizational stage.

FOX RIVER BELT NI-CU-PGE PROJECT

The information contained in this section was prepared by Danielle Giovenazzo, Ph.D., P. Geol., a “qualified person” as that term is defined in National Instrument 43-101. No technical report has been prepared in respect of the Fox River Property. The information contained in this section is a non-compliant National Instrument 43-101 resource.

A.	Property Description and Location

The Fox River Property covers 124,170 hectares, is located in the Fox River Belt and is centered about 100 kilometers southeast of Gillam, Manitoba, Canada. Pure Nickel entered into the Fox River Agreement, executed on June 12, 2006, with Falconbridge, relating to exploration rights and option to become 50 % owner of an undivided interest in the Fox River Property.

B.	Fox River Property Status

Falconbridge Limited applied for and was granted Special Exploration Permit (SP) 98-02 in October 1998. Falconbridge then secured exploration rights to SP98-01 through an option/joint venture agreement with W. Bruce Dunlop Limited N.P.I. in November 1998. The following table shows the Fox River property status and renewal dates at this time (note that the government of Manitoba has subsequently replaced Special Permits by Mineral Exploration Licences). The property covers 1,240 km2.

Fox River Permit Status and Renewal Date

Permit	Project Name and Number	Hectares	Recorded Date	Current Banked Credits ($)	Agreements
MEL 98-01	141 -Dunlop Option	11,593	Apr 1998	472,179	75% Fl, 25% B. Dunlop
MEL 98-02	140 –Fox River Belt	112,577	Oct. 1998	1,135,393	100% Fl

Total		124,170		$1,607,572

In July 2001, Rockwell Ventures Inc., a Hunter Dickinson Group company, began participating in the Fox River Project. Rockwell had the option to earn a 60% participating joint venture interest in the Falconbridge Property and 60% participating joint venture interest in Falconbridge’s rights and obligations on the Dunlop Property with cumulative minimum expenditure requirements of $12,500,000 over five years. Hunter Dickinson Group Inc. assigned this interest to Amarc Resources Ltd. The option was terminated in 2002.

The Fox River property is generally only accessible by helicopter and fixed-wing float plane, but during January and February, access can be made via a winter road established between the communities of Gillam and Shamattawa. The road runs sub-parallel to the northern edge of the property, some 30 to 35km to the north. Remnant drill roads from earlier exploration campaigns remain scattered across the Fox River property, and could be used for future field work.

C.	History

Exploration efforts in the Fox River area began in 1955 when the Canadian Nickel Company Ltd. intensified their northern Manitoba nickel exploration program. The bulk of the past exploration work in the Fox River Belt was directed towards the discovery of magmatic nickel deposits within or in close proximity to the Fox River Sill. The area has seen sporadic exploration since 1955 consisting of company funded airborne surveys, ground geophysics, lake sediment sampling and diamond drilling. The companies, years worked and types of work are set out in the following table:

Time Period	Company	Type of Exploration Conducted(1)
1955-72	INCO	A, G, 49DDH (12,111m)

1956-57	Sherritt Gordon Mines	A, G, 8DDH (1,134m)

1958	Sherritt Gordon Mines	A

1962	ICON Syndicate	A

1956-57	Sherritt Gordon Mines	A, 8DDH (1,134 m)

1967-68	Selco Exploration Company Limited	G

1970-72	INCO	60DDH (17,810)

1981	Falconbridge Nickel Mines Ltd (Atkinson Lake)	A, G, 12DDH (2,601 m)

1985-87	BP Exploration / Selco Division	A, G, 16DDH (4,281 m)

1993	Westminer Ltd.	G, L, 10DDH (1,925m)

Note:

(1)	A = Airborne, G = Ground Geophysics, L = Lake Sediment Sampling, DDH = Drilling

Exploration in the Fox River Belt conducted prior to 1998 includes 125 drill holes totalling 37,127m. Of these 72 were drilled into the Fox River Sill, 29 drilled the volcanic formations, 17 intersected the Lower Intrusions and 7 were drilled into sedimentary rock.

D.	Geology Setting

Regional And Local Geology

The property is located in the Fox River Belt, a 250 km long by 10-15 km wide sequence of Paleoproterozoic supracrustal rocks located along the Circum-Superior Boundary in north-eastern Manitoba. The ultramafic and komatiitic basalts of the Fox River Belt are similar in age and composition to those hosting major nickel deposits of the Thompson Nickel Belt in Manitoba and the Cape Smith (Ungava) Belt in northern Quebec.

To the south, the Fox River Belt is in contact with amphibolite grade intermediate gneisses and granodiorite of Archean age. The supracrustal sequence of the Fox River Belt is comprised of a Lower sedimentary formation (LSF) the upper part of which is intruded by mafic to ultramafic intrusions (LDI); this sequence is overlain by ultramafic to mafic volcanic rocks (LVF). The sedimentary sequences comprise abundant, thin-bedded, fine-grained clastic sedimentary rocks (distal marine or lacustrine facies; mudstone, pyritic argillite and siltstone) and subordinate amounts of chemical sedimentary rocks (starved basin marine or lacustrine facies; sulphide and oxide facies banded iron formation and subordinate dolomitic limestone).

The Lower differentiated intrusions (LDI) are interpreted as differentiated (dunite to leucogabbro) intrusions emplaced within the upper part of the LSF (Scoates, 1990). Some of these intrusions could represent massive flows located at the base of the Lower volcanic formation (LVF).

The Lower and Upper volcanic formations (UVF) comprise multiple <10 to >30 m thick massive, pillowed and massive flow units that lack significant amounts of interflow sedimentary rocks. Interflow sediments, where present, typically contain laminations of pyrrhotite or pyrite, making them very conductive.

The Fox River Sill, 1883 +/- 1.5 Ma (Heaman et al., 1986), was emplaced into a relatively thin metasedimentary sequence (Middle sedimentary formation—MSF) located between the Lower and the Upper volcanic formations. The sill has an average true thickness of ca. 2 km, and has a strike length, based on the interpretation of airborne magnetic data (Scoates, 1990), of >250 km; its third dimension is at least several kilometres thick. Previous exploration delineated an internal horizon of weakly mineralized ultramafic and mafic rocks occurring in the Upper Central layered zone (tens of meters with >100ppb Pt+Pd), and another, called the KO zone located near the base of the sill (Marginal zone) where maximum values obtained to date are 2.1% Cu, 0.9% Ni and 5.5 g/t Pd+Pt+Au. The KO zone is hosted by a coarse grained olivine websterite 1 to 3 meters thick overlying a gabbroic horizon. The contact is irregular and locally scalloped. The sulphides are most abundant in trough like features at the base of the websterite and represent deposition of magmatic sulphides. It has been interpreted to represent a distinct pulse of magma emplaced into the chamber soon after emplacement of a first magma pulse.

Less than 1% outcrop coverage occurs over the entire permit area, and is concentrated along Fox River, Sipanigo and Stupart Rivers. Areas of previously undiscovered outcrops were identified during the summer 1999 field program. The remainder of the property is covered by a thick till / overburden package, up to 100m vertical depth in the central and eastern part of the property.

Regional geological map of the Fox River Belt along the Circum – Superior of NE Manitoba, Canada

Simplified geological section of the Fox River Belt (modified from Scoates 1990)

E.	Exploration

1.	Geophysics

Because of the lack of outcrop, drilling was guided by geophysics. The following table sets out the types of geophysical survey conducted in the Dunlop Option licence and on the Falconbridge permit.

Geophysical work (1999 to 2001)

Type	Year	Contractor	Line spacing	Total L/km Dunlop option	Total Line/km FL permit
Airborne	1999	Geoterrex	250m	504 line km	11,084 line km
Ground	1999	Quantec		48 line km Mag, 41.6 line km TEM	Mag 74.4 line km, 58.3 line km TEM
	1999	MTec			8.58 line km HLEM
	2000	MTec			405.3 line km Mag
	2000	Lamontagne			223.13 line km over 6 grids
	2000				AMT Transect
	2001	Wride Exploration		169.7 Mag, 140.2 HLEM	230.2 line km Mag
	2001	MTec		105.6 line km HLEM, 88.85 line km Mag	37.6 line km, 103.73 line km HLEM.
	2001	Lamontagne			78 line km UTEM (Lamontagne)

The 1999 GeoTEM survey outlined a total of 128 anomalies; 54 of these were B-Field anomalies. A total of 36 grids were set, some of which cover several anomalies. These were covered by ground surveys: either Mag / HLEM or MAG/ UTEM.

2.	Geological Work

Prospecting of the Fox River Sill at the Great Falls location during July 1999, uncovered the first significant documented Ni-Cu-PGE mineralization in the Marginal Zone. Grades up to 2.27% Cu, 1.13% Ni, 3,905 ppb Pd, 390 ppb Pt and 340 ppb Au were returned from grab samples.

A collaborative lithogeochemical investigation of the mafic and ultramafic rocks in the Fox River Belt involved geoscientists from the Manitoba Geological Survey, the Geological Survey of Canada, the University of Manitoba and Dr R.F.J. Scoates of Ottawa. Results from this study underscored the tremendous potential of the LDI and the Fox River Sill to host economic concentrations of Ni-Cu sulphides and PGE. Amongst the results is the evidence of crustal sulphur contamination of the LDI and the Fox River Sill and the presence of both PGE-enriched and PGE-depleted rocks in both suites.

A second field mapping program was completed in June and July, 2000. The program was a collaborative study involving Falconbridge geologists, Dr. John Scoates and geologists from the Manitoba Geological Survey and the University of Manitoba. The program included both the regional geology of the western Fox River Belt and detailed surface mapping and prospecting of the KO Zone at the Great Falls outcrop area of the Fox River. Detailed mapping has shown that the KO Zone mineralization is principally hosted in a 1 to 3 m thick pyroxenite layer that represents the base of the second of two normally-differentiated ultramafic-mafic cyclic units. However, disseminated sulphides also occur in overlying lherzolite and in local metre-size mafic pods. Field observations suggest that the sulphide mineralization was accumulated by gravity settling and magma flow along the base of the third main pulse of magma into the Fox River Sill. The sulphide content is greatest in small-scale trough structures along the scalloped, erosional contact between the pyroxenite layer and an underlying leucogabbro unit.

Falconbridge’s strategy in 2000 and 2001 involved exploring for Ni-Cu-PGE’s in the following settings and EM conductors were drilled in those settings.

•	The LDI intrusions for their similarities to the Thompson ultramafics;

•	The LVF, for its similarity to the Raglan setting; and

•	The Fox River sill for KO type mineralization.

3.	Surficial Geochemical surveys

Tree top geochemical survey (2001)

Pacific Phytometric Consultants completed a winter 2001 tree top sampling program. A total of 494 Black Spruce tree top samples were collected utilizing a helicopter over two areas; the “Great Falls” and “Westminer” grids. All samples (plus 66 control samples) were sent to Activation Laboratories of Ancaster, Ontario for precision ICP-MS analyses. It was hoped that this survey technique would be able to discriminate between the Ni-Cu-PGE enriched Marginal Zone of the Fox River Sill and the surrounding mafic-ultramafic rocks. A number of subtle to stronger formational-looking and spot biogeochemical anomalies comprising traditional Ni-Cu-PGE pathfinder elements (e.g. Ni, Cu, Co, Pt, Pd, Se) have been realized over both of the sampled grids. Of significance is the occurrence of a multi-sample Pt + Pd anomaly at the interpreted (geological and geophysical) contact between the Lower and Upper Central Layered zones as well as a weaker Pt + Pd anomaly 1km along strike to the northwest of the KO Zone at Great Falls.

Soil survey (2001)

A total of 851 B-horizon soil samples were collected in 2001, from two grid areas: 712 samples from the Great Falls Grid (981003) and 139 samples from Hayes River Grid (982005). Several MMI lines were also done in the Western portion of the Fox River sill in 2003 and 2004.

F.	Mineralization

Rock Geochemistry

Because there is less than 1% outcrop in the Fox River Belt, most of the information comes from drill holes. Several excellent geochemical studies were completed in this area and include research by Guy Desharnais as part of a PhD on the Fox river sill and a lithogeochemical study done in 2000 by Manitoba survey geologists. In 2001, a total of 140 samples from previously drilled holes (Inco) were sampled and sent for WR and trace element assays at Actlabs. The core studies were part of an ongoing, collaborative geochemical research program involving the University of Manitoba, the Manitoba Geological Survey and Falconbridge Limited.

Conclusions from these geochemical studies indicate that the komatiitic basalts of the Fox River Belt are very similar geochemically to the komatiitic basalts of the lower Chukotat Group (Ungava) and those from the Winnipegosis/Bah Lake groups (Thompson). They also concluded that the Fox River Sill is geochemically similar to ultramafic sills of the LDI.

In order to verify these observations and also to check for depletion and enrichment in both the volcanics and the intrusion, several plots were done using data from various sources: (i) for Fox River, geochemical data from Guy Desharnais’ PhD thesis, from the collaborative geochemical study and from our own drill hole database was used; (ii) for the Chukotat Group volcanics and the South Belt Intrusions, internal geochemical data and data from the Camiro study was utilized; and (iii) finally for all rock units from the Thompson Ni Belt, geochemical data from the CAMIRO study (2003) was used.

Differences between Magmatic suites

1.	MgO vs TiO2

Binary plots using MgO as a fractionation index (x-axis) versus selected trace elements are usually presented in order to identify differences between magmatic suites. The commonality of the volcanic suites from the Thompson, Fox River and Cape Smith Belts is well established by the work of Guy Desharnais. MgO versus TiO2 is presented here.

Plots of MgO against TiO2 were constructed to compare first the volcanic formations in the Fox River Belt with other volcanic rocks from the Circum Superior (Chukotat (Ungava), Bah volcanic (TNB) and Winnipegosis (TNB). The same diagrams were used for the intrusive rocks for comparison. The volcanic rocks from the Ungava Belt, the Fox River Belt and of the Bah lake volcanics and Winnipegosis of the Thompson Nickel Belt all show similar composition and fractionation trends. Samples from the Fox River Sill do not appear to follow the trend observed in the volcanics. This is likely due to the lack of interstitial liquids present in the adcumulate sequences of the Fox River Sill. Most of the LDI samples seem to follow the volcanic trend. It is likely that they are related to the volcanics of the lower Volcanic Formation, although there might be an alternate explanation.

2.	Trace element ratios plots Gd/Yb vs La/Sm

The diagram below brings out the shape of the REE pattern and is useful when comparing intrusions that contain cumulus minerals. High La/Sm ratios may indicate crustal contamination or derivation from LREE-enriched mantle. High Gd/Yb may indicate that garnet has remained in the mantle residue, telling us something about the degree and conditions of partial melting (ref. T. Naldrett). The figure below shows that the volcanic rocks from the Fox River Belt, the Chukotat (Ungava) and the Winnipegosis all fall in the same range suggesting that they had similar mantle source. The volcanics and the LDI have similar Gd/Yb ratios. Most of the Fox River Sill samples show a slightly lower Gd/Yb ratio; again this may be due to the miniscule amounts of intercumulus liquid present in the main part of the Fox River Sill. Both the LDI and the Fox River Sill show a wide range of La/Sm indicative of contamination, an observation that is consistent with previous studies.

To conclude, the volcanic rocks from the Fox River Belt show similar geochemical composition as the volcanic rocks of the Cape Smith and Thompson Belts. The LDIs are similar in composition to the volcanics, but show differences compared with rocks from the Fox River Sill.

Measure of depletion and enrichment

1.	Pd+Pt versus MgO

In general, rocks that contain >30 ppb Pt+Pd contain magmatic sulphides. A plot of Pd + Pt versus MgO was done to know if some of the rock units contained traces of magmatic sulphides and thus were enriched. Rocks samples from Raglan were used for comparison. Several samples from the LDIs show PGE enrichment and thus contain some sulphide. Several of the mineralized units within the Fox River Sill also have anomalous Pd+Pt concentrations.

2.	Ni versus MgO binary plots

This binary diagram is used to identify the fractionation trend, the presence of sulphides (enrichment) and the removal of sulphides (depletion). This diagram was constructed for the volcanic and intrusive rocks. Samples from the UVF and the LVF show metal depletion above an MgO value of 15%, as do certain samples from the Winnipegosis suite of the Thompson Belt. In contrast volcanic rocks from the Chukotat Group generally show enrichment. The Fox River Sill shows both enrichment and depletion. Samples from the LDI also show enrichment and depletion but in a less extreme manner. It should be noted that concentrations of Pt and Pd can be affected by the ratio of cumulate minerals to interstitial liquid in intrusive rocks.

3.	Cu versus Zr ratios

This ratio is especially useful as an indicator of chalcophile element depletion and enrichment because Cu and Zr are incompatible elements and thus increase in tandem with progressive fractionation. Since it is a ratio, and the elements are incompatible with each other in cumulate minerals, it can be applied to both volcanic and intrusive rocks. Cu/Zr typically varies between 1 and 3. Values greater than 3 generally imply increased Cu due to the presence of immiscible sulphides droplets; values less than 1 indicate depletion in Cu due to the removal of Cu enriched sulphides.

Most samples of volcanic rocks have a Cu/Zr between 1 and 3; although a few show enrichment or depletion signatures. They show a similar distribution to the volcanic rocks of the Chukotat group. Several samples from the Fox River Sill and the LDI show enrichment or depletion. The same is true for the LDI intrusions. Only samples from the Marginal Zone of the Fox River Sill show high Cu/Zr values. Samples from the LDI located very near the base of the LVF show both very high and very low Cu/Zr values.

G.	Drilling

Between 2000 and 2002, a total of 33 holes were drilled on the whole property totalling 10,104.33 meters. The winter 2002 Fox River exploration program was focused on kimberlite and PGM targets.

All of the geophysical targets except for one were explained through drilling.

Drilling (Fl, 2000 to 2002)

Licence	Year	Number DDH	Total length (m)
SP-00-02		No drilling
SP-98-01	2001	1	215
	2002	4	810
SP-98-02	2000	12	4123.4
	2001	11	4347.93
	2002	5	608

H.	Exploration and Development

Target Area for Future Exploration

The Fox River Belt is very similar to the Thompson Belt and the lower portion of the Cape Smith Belt in terms of geological setting and stratigraphy. The cumulate oviline layers at the base of the Chukotat Group volcanic sequence in the Cape Smith Belt may be analogous to the ultramafic rocks found at the base of the LVF of the Fox River Belt. The LDIs are mafic-ultramafic differentiated intrusions that were emplaced in the upper part of the Lower sedimentary formation just below the LVF. These intrusions may be analogous to the intrusion of the South Raglan belt or the ultramafic intrusions of the Thompson Belt. The following figure identifies target areas for future exploration:

Base of the Lower Volcanic Formation (LVF) and the Lower Differentiates (LDI)

1.	Northern intrusions (LDI)

This area encompasses both the base of the LVF and some mafic and ultramafic intrusions of the LDI. It also contains an undrilled / unexplained UTEM conductor, a very large and strongly conductive body (>2000S) that lies ahead and below the end of hole FX01-15 (drilled in March 2001) at approximately 450-500m vertical depth. It is important to note that this 572m long hole did not encounter a conductive body but still returned the most significant results to date associated with an LDI: 0.90% Ni and 0.86% Cu over 0.19m within the gabbroic margin of a differentiated ultramafic intrusion in brecciated contact with weakly sulphidic sediments. The sampled interval consists of mixed gabbro and sediment. Directly above this contact, the gabbro contained 0.43% Ni and 0.15% Cu over 0.19 metres. The hole then cored through a sedimentary sequence. This area contains intrusions that show both depletion and enrichment and is the only area in the Fox River belt outside of the Fox River Sill that Ni bearing sulphides have been identified.

No obvious conductor was intersected in the hole although BHPEM results suggest the presence of a building off-hole anomaly off the end of the hole. A review of preliminary results from the selective leach soil-sampling program over this area has identified multiple coincident geochemical anomalies (Enzyme Leach, TerraSol, and SGH) which are coincident with the untested EM target.

T38 is another high priority EM target coincident with a magnetic anomaly, which is found directly southwest of drill hole FX01-15.

T52 is located further to the west of the previous two targets but is in a similar stratigraphic position.

2.	FX-01-13 area

Hole FX-01-13 tested a moderately ranked B-field airborne anomaly, which lacked a discrete coincident magnetic anomaly, in an area of unknown geology. Below 140m of overburden, hole FX-01-13 collared in, and remained within throughout the length of the hole, a variably altered (serpentinized), medium grained dunite. This represented the first documented incidence of ultramafic rocks in this part of the permit and the southern most known occurrence of ultramafic rocks within the entire Fox River Belt. The targeted conductor was unsuitably explained by minor magnetite veining from 379-383m. No significant mineralization or assay results were obtained for this hole.

It is of interest that the ultramafics intersected show a depleted signature but some of the samples do show enrichment/ presence of sulphides.

T33 is a B-field anomaly which is in a similar looking magnetic body (described above) found in the southern part of the sedimentary sequence. It remains to be tested.

T41 is a B-field anomaly that is located within a magnetic body that is either discordant with the surrounding sequence or is part of a folded sedimentary sequence. Because the geology is very poorly understood in this area, it is difficult to say what the magnetic anomaly corresponds to.

Several other B-field anomalies that were not drilled do represent additional targets pending geophysical review.

3.	Base of the Fox River Sill

The Fox River Sill contains a sulphide and metal rich horizon near the base called the KO zone. This may not have been investigated enough. The KO zone shows that there was a sulphide rich magmatic event, and the possibility that sulphides may have been concentrated somewhere along the 250 km length of the sill should be considered.

Recently, two areas (Great Falls area and drill hole 38536) at the base of the Lower Central Layered Zone of the Fox River Sill have been found to be variably contaminated. Additionally PGE and Ni-enrichment and depletion signatures have been found within these areas. Guy Desharnais interprets that the Fox River Sill is not a typical layered intrusion but actually represents a flow through chamber through which a continuous flow of magma created a highly dynamic environment that is conducive to the formation of Ni-Cu-PGE deposits. This, coupled with the fact that the ultramafic rocks of the Fox River Sill resemble those containing Ni mineralization in the Thompson Belt suggests that the base of the Fox River Sill represents a significant untested target area.

IV. SELECTED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Selected Financial Information

2006
Revenues	$—

Expenses
Exploration expenses	1,221,184
Legal and professional fees	39,161
Office and general	7,343

Total Expenses	1,267,688

Total Operating Loss	(1,267,688)

Other Expenses
Financing costs	12,500

Interest	5,723

Total Other Expenses	(18,223)

Loss Before Income Taxes	(1,285,911)
Provision for income taxes(1)	—

Net Loss	$(1,285,911)

Loss per Share – Basic and Diluted	$(0.379)

Weighted average number of common shares outstanding during the period – Basic and Diluted	3,390,279

Note:

The Company’s income tax provision has been calculated as follows:

Expected income tax recovery at the statutory rate of 34.56%	$(444,411)
Valuation allowance	444,411

Provisions for income taxes	$—

The following summarizes the principal temporary differences and related deferred tax effect:

Losses carried forward	$444,411
Valuation allowance	(444,411)

Net deferred income tax recorded	$—

Management determined that the deferred tax assets do not satisfy the recognition criteria of SFAS No. 109, “Accounting for Income Taxes,” and it is more likely than not that the losses will be utilized. Accordingly, a full valuation allowance has been recorded for this amount.

These losses, if unused, will expire in 2016.

B.	Management’s Discussion and Analysis

The following discussion (“MD&A”) of the results of operations of Pure Nickel should be read in conjunction with the financial statements of Pure Nickel for the period commencing May 18, 2006 (the date of incorporation of Pure Nickel) and ended September 30, 2006, together with the accompanying notes (collectively, the “Financial Statements”) attached to this Information Circular as Appendix “I”. This MD&A is written as of October 19, 2006.

The following MD&A provides a summary of the audited financial information of Pure Nickel contained elsewhere. This discussion contains forward-looking statements that involve certain risks and uncertainties. “Forward-looking information” may include, but is not limited to, statements with respect to the future financial or operating performance of Pure Nickel and its projects, the future price of nickel or other metal prices, the expectations for or the results of exploration programs, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Pure Nickel to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian dollars relative to other currencies; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of nickel; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and other risk factors. Although Pure Nickel has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Pure Nickel disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements.

Overview

Pure Nickel was incorporated on May 18, 2006 for the purpose of creating a company to acquire one or more early stage nickel projects, to obtain additional funds to search for and acquire additional mineral projects, and to obtain required capital for general corporate expenses.

Pure Nickel has acquired certain rights with respect to two projects. The Fox River Project and Axis Lake Project are considered to be in the exploration and pre-production stage. Accordingly, Pure Nickel does not currently have any revenues, and, until the completion of the recommended exploration programs on such mineral projects, receipt of required mining licences and permits for the mining of any commercial ore bodies located thereon, and the mining and shipment of ore, Pure Nickel is not expected to have any revenues.

Period from Incorporation to September 30, 2006

During this period Pure Nickel was incorporated, and entered into agreements with Red Dragon and Falconbridge with respect to the acquisition of certain rights more fully described below. Subsequently, exploration programs have begun on both projects.

Pure Nickel has raised funds for operations through sales of Pure Nickel Shares by way of private placement. Management believes that, in conjunction with the proceeds of the sales which have taken place since the end of the period under review, the necessary funds are available to Pure Nickel to fulfill its payment and other obligations under the Red Dragon and Falconbridge agreements through to the first quarter of 2007.

Pure Nickel had cash balances of $1,451,739 and working capital of approximately $560,000 as at September 30, 2006. There was a loss for the period from incorporation to September 30, 2006 of $1,285,911. Pure Nickel is reporting in its financial statements according to Generally Accepted Accounting Principles in the United States (“US GAAP”). The principal difference between US GAAP and the corresponding GAAP in Canada is that Canadian GAAP permits the capitalization of the great bulk of the exploration and development expenditures on mineral properties which are required to be expensed under US GAAP. However, as Canadian GAAP permits the write-off of exploration expenses, the use of US GAAP does not result in any material differences compared to the principles and practices that Pure Nickel would have followed had its financial statements been prepared in accordance with Canadian GAAP.

Key Economic Trends

The financial performance of Pure Nickel will be directly affected by the exploration activities to be conducted on the Axis Lake Project and Fox River Project in conjunction with their possible development for commercial production of nickel. Should the results of such exploration activities warrant bringing either or both of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), Pure Nickel will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and cash requirements. In the future, should the development of Pure Nickel’s mineral projects occur, the financial performance of Pure Nickel will become more closely linked to the prices obtained for the nickel produced by Pure Nickel. Management is of the view that the current price of nickel may not be sustainable at today’s levels, however the long-term forecast price is sufficiently attractive to justify Pure Nickel’s focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased mine production, the overall growth in supply is not expected to keep pace with demand growth in the near future, particularly if supply problems continue to plague the industry.

Pure Nickel reports its financial results in Canadian dollars. Pure Nickel’s revenues, if any, will be primarily, if not completely, earned in U.S. dollars, and its costs are in Canadian dollars. The Canadian dollar appreciated relative to the U.S. dollar during 2004 and 2005, and has been reasonably stable relative to the U.S. dollar during the first three quarters of 2006. The average rates for the first three quarters of 2006 were C$1.16, 1.12 and US$1.12.

The exploration and development of Pure Nickel’s mineral projects will require substantial additional capital. Failure to obtain sufficient capital will result in the delay or indefinite postponement of exploration, development or production on any or all of such projects, and may even cause a loss of participating project interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Pure Nickel.

Results of Operations

The results of operations for Pure Nickel for the period from May 18, 2006 (the date of incorporation) to September 30, 2006 showed a loss of $1,285,911, primarily resulting from exploration and development expenses on Pure Nickel’s mineral properties (which could be capitalized under Canadian GAAP). These expenditures were for drilling and other exploration and development activities on both of Pure Nickel’s major projects. The split of such expenses between the two major projects is shown below. Beyond the exploration and development expense which could have been capitalized if Pure Nickel were reporting under Canadian GAAP, the other expense incurred was primarily comprised of legal and professional fees for the incorporation and conclusion of the exploration agreements and their negotiation.

While we noted above that Canadian GAAP permits the capitalization of exploration and development expenses which would result in a severely reduced loss from operations in the period, Canadian GAAP does not require such expenses to be capitalized. Hence, there is no difference in Canadian versus US GAAP and, therefore, no reconciliation of US to Canadian GAAP is presented.

Specified expenses incurred in the only year of Pure Nickel’s history (from incorporation to September 30, 2006):

Exploration and Development expenses
Fox River Property	$72,779
Axis Lake (Fond du Lac) Property	$1,148,405
Total	$1,221,184
General and Administration expenses
Legal and professional	$39,161
Office and general	$7,343
Total	$46,504

Mineral Properties

As noted above, Pure Nickel has acquired interests in two significant mineral properties:

i.	The Axis Lake Project - Pure Nickel can acquire up to an undivided 80% working interest in the Axis Lake Project from Red Dragon pursuant to the Axis Lake Agreement. The Axis Lake Project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Axis Lake Project consists of permits totaling approximately 95,000 acres of highly prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and is confirmed by ground geochemical work and airborne geophysical survey. Historical work on the property (which is not NI 43-101 compliant and cannot be relied on for such purposes) has outlined an inferred mineral resource of 4,000,000 tons grading 0.66% Ni and 0.35% Cu. The phase one 2006 drilling program intersected mineralization in 7 of the 7 drill holes completed including grades of up to 1.86% nickel and 0.45% copper. Further drilling is planned for 2007. A National Instrument 43-101 compliant technical report has been commissioned for receipt in November 2006. The terms of the agreement call for Pure Nickel to spend $1.7 million over a period of three years to earn an initial 51% interest in the property. Pure Nickel can increase its interest to 75% by undertaking and paying for a feasibility study and a further 5% by putting one deposit into production. Pure Nickel is the operator of the joint venture which covers a total area of approximately 397 square kilometers.

ii.	Fox River Project - Pure Nickel may earn a 50% interest in the Fox River Project pursuant to the Fox River Agreement. Fox River occurs in the Circum Superior Belt and is one of the largest ultramafic complexes in Canada. The Fox River project area is over 100 kilometers in length and is on the same horizon as the Thompson Nickel Belt (approximately 250 km to the west) and the Raglan Nickel Belt (located in northern Quebec). The geological attributes at Fox River are very prospective. Since acquiring the operation from Falconbridge, Pure Nickel has conducted ground geochemical sampling and is awaiting surface assays to prepare for a planned winter drill program at Fox River. The Fox River Agreement calls for minimum expenditure of $2.5 million in each of 2007 and 2008 (beyond a cash payment of $50,000 to Falconbridge at each anniversary of the Fox River Agreement), to earn a 50% interest in the Fox River Project. Pure Nickel will be the operator of the exploration program. Pure Nickel will place on deposit in a segregated account the sum of $1,250,000 to secure its performance under the Fox River Agreement, which sum will then be available to reimburse Pure Nickel from time to time for expenditures it has made on the exploration program.

Pure Nickel will continue to review opportunities for additions to its portfolio of mineral properties.

Liquidity and Capital Resources-Cash and Cash Flows and Working capital

Cash flow used in operations was $662,921 during the period from incorporation to September 30, 2006, primarily resulting from the operating loss resulting from the requirement to expense exploration and development which would be capitalized under Canadian GAAP, as discussed above. The loss was set off to a considerable extent by the ability of Pure Nickel to obtain credit from its suppliers of exploration services resulting in a build up of accounts payable. Working capital at September 30, 2006 was $563,749.

Financing activities in the period under review resulted in a net cash inflow of $2,239,660 received from subscriptions for Pure Nickel Shares and other financing activities. Investing activities consisting of deposits lodged, absorbed $125,000.

The net change in cash balances as a result of operations, financing and investment activities was a net inflow of $1,451,739. Pure Nickel feels it presently has sufficient cash resources to carry out its commitments and move its exploration programs forward to the end of the first quarter of 2007.

If completed, the transaction described below in Subsequent Events would add significantly to Pure Nickel’s total financial resources and financial flexibility.

Related Party Transactions

During the period, a Director who is also a shareholder of more than 10%, loaned to Pure Nickel on interest free terms, provided the loan is repaid by Nov. 22, 2006, a total of $110,000 to enable the Company to advance its activities without waiting for the completion of its initial equity financing. The loan has been partially repaid to the extent of $70,000 without interest, bonus or other consideration prior to September 30, 2006 and $40,000 remains outstanding at that date. It is anticipated that the remaining $40,000 will be repaid prior to Nov. 22, 2006, failing which interest at the rate of 5% per annum would become payable.

Subsequent Events

During the period between the balance sheet date and the approval of the financial statements and accompanying report of auditors, Pure Nickel raised $1,214,840 in additional private placement sales of Pure Nickel Shares.

Following the completion of the financing referred to above and subsequent to the end of the period under review, Pure Nickel entered into heads of agreement (“the LOI”) subject to the execution of a definitive amalgamation agreement, with Nevada Star, a publicly traded company, to effect a business combination by which Nevada Star would acquire 100% of the Pure Nickel Shares by issuing 3.643 Nevada Star Shares for each Pure Nickel Share, resulting in 84,319,287 shares of Nevada Star to be issued. The LOI calls for, inter alia: the subsequent change of name of Nevada Star to “Pure Nickel Inc.”, the Consolidation of the shares of Nevada Star on a one (1) for five (5) basis and the election of a new seven member Board of Directors of Nevada Star with the proposed management slate to be comprised of four nominees to be designated by Pure Nickel and three by Nevada Star. The transaction and amalgamation agreement are to be subject to shareholder approval by both companies’ shareholders at meetings intended to be held as soon as practicable and not later than February 28, 2007 and to the approval of the TSX Venture Exchange.

Outlook

Pure Nickel’s exploration and development programs continue on both of its major properties. At the time of this MD&A, Pure Nickel has sufficient resources to undertake the programs which it has committed to in its agreements with its joint venture partners through the end of the first quarter of 2007. Its expectation is that these minimum commitments will be exceeded by extending the programs with more discretionary expenditure of the same nature: airborne surveying and drilling. The additional resources required to undertake such program extensions will come from additional capital resources that are expected to be raised in the equity markets. Additionally, the pending amalgamation with Nevada Star is expected to make additional financial resources available to Pure Nickel either from Nevada Star’s resources and/or from the improved access to the capital markets that Pure Nickel expects to have resulting from its greater size, more significant portfolio of highly prospective properties greater visibility in the market place and the significantly greater availability of capital to a public company. Pure Nickel will presently explore the raising of the additional amount necessary to meet Pure Nickel’s minimum commitments through 2007 and the additional amounts that are actually expected to be expended through 2007. The anticipated additional financial resources expected to be available from Nevada Star’s resources following the completion of the proposed amalgamation would, in themselves, be sufficient when combined with Pure Nickel’s own to carry out the minimum commitments of the programs to the end of 2007.

The Fox River Agreement calls for minimum expenditure of $2.5 million in each of 2007 and 2008 (beyond a cash payment of $50,000 to Falconbridge at each anniversary of the Fox River Agreement).

The Axis Lake Agreement calls for minimum expenditure of $1.9 million by 2009. Of this, $1.1 million has already been spent. The exploration program proposed for 2007 calls for an additional $1.5 million which will more than meet the minimum 2009 requirement well ahead of time.

Dividend Policy

Pure Nickel has neither declared nor paid any dividends on its Pure Nickel Shares. Pure Nickel intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Pure Nickel Shares in the foreseeable future. The payment of dividends in the future will depend on the earnings and financial condition of Pure Nickel and such other factors as the board of directors of Pure Nickel may consider appropriate.

Other matters

No income taxes were paid and none were payable for the period under review.

Pure Nickel is not subject to interest rate risk beyond that entailed by the possibility of not repaying the related party loan due to shareholder prior to November 22, 2006, the date when interest would start to accrue if the loan is not fully repaid before (which risk is considered minimal as the financial resources are currently on hand with which to repay it and the intention is to do so in the immediate future) as its only other interest bearing obligation is of a short term and fixed rate nature. $25,000 bonus plus interest at the rate of 5% per annum will become payable as interest at the repayment of this latter loan from its joint venture partner.

V. EXECUTIVE COMPENSATION

A.	Executive Compensation Table

The following table sets out information concerning the compensation paid during 2006 to the chief executive officer and the chief financial officer of Pure Nickel and the other executive officer at the end of fiscal, 2006.

Summary Compensation Table

(unless otherwise indicated, all dollar amounts are in Canadian dollars)

	Annual Compensation				Long Term Compensation Awards
Officer	Year(1)	Salary		Bonus	Other Annual Compensation ($)	Securities Under Options Granted(2) (#)	All Other Compensation ($)
J. Jay Jaski, Chairman and Chief Executive Officer	2006	$0	(3)	Nil-	Nil-	Nil-	Nil-
James A. Richardson, Chief Financial Officer	2006	$20,000		Nil-	Nil-	100,000	Nil-
Dale Hull, Chief Operating Officer	2006	$32,500	(4)	Nil-	Nil-	Nil-	Nil-

Notes:

(1)	For the period from incorporation on May 18, 2006 to September 30, 2006.

(2)	Options for Pure Nickel Shares granted during the year.

(3)	On January 1, 2007, $74,000 in salary and bonus owing to Mr. Jaski by Pure Nickel was satisfied by the issuance of 370,000 Pure Nickel Shares at $0.20 per Pure Nickel Share.

(4)	Consulting fees paid to Hull Consulting Services Ltd. for the period May 15, 2003 to October 31, 2006 (excluding G.S.T.).

B. Biographies of Pure Nickel Management

J. Jay Jaski

Mr. Jaski is the chairman, chief executive officer and sole director of Pure Nickel. Mr. Jaski was the President and Chief Executive Officer of Regent Mercantile Bancorp Inc., a resource sector oriented merchant bank, and, since 2004, a limited market dealer. From 1999 to 2004, Mr. Jaski was the Vice-Chairman and Chief Operating Officer of Octagon Capital Corporation. Mr. Jaski is also a director of First Metals Inc., a mining company listed on the Toronto Stock Exchange, and Captus Power Corp., a private corporation focused on the development of renewable energy. Mr. Jaski holds a Bachelor of Arts degree from Brock University.

James A. Richardson

Mr. Richardson is the Chief Financial Officer of Pure Nickel. Mr. Richardson is a Chartered Accountant with almost 40 years of experience in financial management. From 1974 to 1989, Mr. Richardson was first employed by, and then a partner of, Clarkson Gordon and its international affiliate, Arthur Young, in Toronto, London, Vancouver, and Singapore. From 1989 to 1993, Mr. Richardson was a partner of KPMG in London, and was responsible for establishing their Corporate Recovery practice in Europe. Since 1994, Mr. Richardson has practised as a “company doctor”, assisting distressed corporations both public and private, and serves as Chairman of Manaca Inc., Company Doctors. From 1999 to 2003, Mr. Richardson served as a director of Plaintree Systems Inc., a TSX-listed internet technology company, and, as Interim Chief Executive Officer in 1999 oversaw a successful reorganization and re-financing of the company. Mr. Richardson is currently chief financial officer and a director of

First Metals Inc., a junior mining company listed on the Toronto Stock Exchange (“TSX”), a director and officer of Waseco Resources Inc., a TSX Venture Exchange listed uranium exploration company and Roxmark Mines Limited, a CNQ listed gold and molybdenum exploration company as well as being a director of Arus Corporation (the TSX listed holding company for Hollinger Inc.). Mr. Richardson has a Bachelor of Arts Degree (Honours) in Economics from the University of Toronto and he is a Fellow of Insolvency Practitioners Association, UK since 1993.

Dale Hull

Mr. Hull is the Chief Operating Officer and a founding shareholder of Pure Nickel. Mr. Hull is the President, Hull Consulting Services Ltd., a company that assists financiers and mining companies in exploiting Ni-Cu-PGE projects in Canadian provinces and in Canada’s high arctic. Mr. Hull was founding president and chief executive officer of Great Northern Mining & Exploration Inc., an exploration stage mining company with interests in a Ni-Cu-PGE project on Victoria Island, Nunavut Territory, in 2004. Between 1984 and 2004, Mr. Hull was Director, Economic Policy, Mineral Policy Sector of Natural Resources Canada (Ottawa) a government department making recommendations on Canada’s mining and exploration industries, international investment promotion, and exploration financing in Canada and abroad. From 1971 to 1984, Mr. Hull was an associate professor of economics, Memorial University of Newfoundland, St. John’s, Newfoundland. Mr. Hull holds an M.A. and Ph.D. degrees in Economics from McGill University, Montreal, Canada.

C.	Management Contracts

Jaski Employment Agreement

The employment agreement (the “Jaski Agreement”) between Jay Jaski and Pure Nickel has an initial term of three years, automatically renewing for successive additional twelve month periods unless terminated earlier. Mr. Jaski’s salary of $10,000 per month is payable in cash or in Pure Nickel Shares at $0.20 per Pure Nickel Share. In the event that Pure Nickel becomes a public corporation, Mr Jaski’s salary will increase to $15,000 per month. The Jaski Agreement may be terminated by mutual agreement of the parties, by Pure Nickel for cause, upon the death or disability of Mr. Jaski, or at any time without cause, provided that, in the event of termination without cause, Mr. Jaski shall receive (i) such number of months prior written notice of termination as is equal to the number of months then remaining to the expiry of then existing term of the Jaski Agreement plus 12 months; and (ii) a lump sum payment of US$100,000. In lieu of notice, Pure Nickel may terminate the Jaski Agreement immediately by making payments to Mr. Jaski of all salary and the US$100,000 lump sum payment and continuing all benefits which would have accrued to the benefit of Mr. Jaski to the date of termination had the period of notice of termination required been given. The Jaski Agreement may be terminated by Mr. Jaski with the provision of 3 months’ notice, or in the event of an acquisition, change of control or constructive dismissal. Where such an event occurs, Mr. Jaski will, for a period of six months, have the option of terminating the Jaski Agreement immediately. If Mr. Jaski terminates the Jaski Agreement in this manner, he will be paid, within ten days of receipt by Pure Nickel of notice, an amount equal to the amount Mr. Jaski would have been entitled to be paid if Pure Nickel had terminated Mr. Jaski without cause as of the date of the notice.

Richardson Consulting Agreement

The management services agreement (the “Richardson Agreement”) between Manaca Inc., a corporation controlled by Jay Richardson, and Pure Nickel is effective up to and including June 30, 2008, and is renewable, on the consent of both parties, for successive additional one-year periods. The Richardson Agreement provides an annual consulting fee of $60,000, payable monthly. In addition, Mr. Richardson is eligible for a bonus, to be determined in the discretion of the board of directors of Pure Nickel. Mr. Richardson will be eligible to participate in any future stock option plan and in all existing and future benefit plans of Pure Nickel.

If Mr. Richardson resigns he must provide a minimum of three months written notice to Pure Nickel. The Richardson Agreement may be immediately terminated by Pure Nickel, without payment of any severance or other compensation in lieu of prior notice, in the event of: dismissal for just cause or the disability of Mr. Richardson. Where termination is for just cause, Pure Nickel is not required to give Mr. Richardson any notice of such termination or payment or other compensation in lieu thereof. Should Mr. Richardson become disabled, Pure Nickel may immediately terminate the Richardson Agreement without any notice of termination or payment of any compensation. Pure Nickel may terminate Mr. Richardson’s service at any time, without prior notice, by paying Mr. Richardson a lump sum equal to twelve months pay.

Hull Consulting Agreement

The consulting agreement (the “Hull Agreement”) between Hull Consulting Services Ltd., a corporation controlled by Dale Hull, and Pure Nickel is effective up to and including December 31, 2007 and is renewable upon three-months prior notice by Pure Nickel. The Hull Agreement provides an annual consulting fee of $60,000 plus G.S.T., payable monthly. In addition, Hull Consulting Services Ltd. is entitled to reimbursement for out-of-pocket expenses. The Hull Agreement may be terminated by Pure Nickel at any time for cause or upon four months notice in writing or payment in lieu of notice. Hull Consulting Services Ltd. is entitled to receive stock options from Pure Nickel at such time as Pure Nickel issues stock options to the sole director of Pure Nickel and in an amount equal to that received by such director.

VI. ADDITIONAL DISCLOSURE ABOUT PURE NICKEL

A.	Non-Arm’s Length Transactions

See “Appendix “C” – Information Concerning Pure Nickel Inc. - Management’s Discussion and Analysis – Related Party Transactions”.

B.	Legal Proceedings

There are no material legal proceedings involving Pure Nickel or its properties as at the date hereof and Pure Nickel knows of no such proceedings currently contemplated.

C.	Material Contracts

Other than contracts entered into the ordinary course of business, the following are the only contracts material to Pure Nickel that have been entered into since its incorporation, all of which are summarized elsewhere in this circular:

(a)	the Axis Lake Agreement; and

(b)	the Fox River Agreement.

Copies of all material contracts may be inspected at Pure Nickel’s head office at 95 Wellington Street West, Toronto, Ontario, M5J 2N7during normal business hours.

APPENDIX D

Pro-Forma Financial Statements

Pro Forma Consolidated Balance Sheet

(Expressed in Canadian Dollars)

NEVADA STAR RESOURCE CORP.

AUGUST 31, 2006

(Unaudited - see Compilation Report)

COMPILATION REPORT

To the Directors of Nevada Star Resource Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Nevada Star Resource Corp. (“Nevada Star”) as at August 31, 2006 and have performed the following procedures:

1.	Compared the figures in the column captioned “Nevada Star Resource Corp. August 31, 2006” to the unaudited consolidated balance sheet of Nevada Star as at August 31, 2006, and found them to be in agreement.

2.	Compared the figures in the column captioned “Pure Nickel Inc. September 30, 2006” to the audited balance sheet of Pure Nickel Inc. as at September 30, 2006, and found them to be in agreement.

3.	Made enquiries of certain officials of Nevada Star who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated balance sheet complies as to form in all material respects with the transaction described in the Information Circular dated January •, 2007.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated balance sheet complies as to form in all material respects with the transaction described in the Information Circular.

4.	Read the notes to the pro forma consolidated balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Nevada Star Resource Corp. August 31, 2006” and “Pure Nickel Inc. September 30, 2006”, and found the amounts in the column captioned “Pro Forma Consolidated Nevada Star Resource Corp. September 30, 2006” to be arithmetically correct.

A pro forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Vancouver, British Columbia

February •, 2007

NEVADA STAR RESOURCE CORP.

Pro Forma Consolidated Balance Sheet

(Unaudited – See Compilation Report)

(Expressed in Canadian Dollars)

August 31, 2006

	Nevada Star Resource Corp. August 31, 2006	Pure Nickel Inc. September 30, 2006	(Note 2) Pro Forma Adjustments		Consolidated Nevada Star Resource Corp. August 31, 2006
Assets
Cash and cash equivalents	$175,993	$1,451,739	$1,140,000	(a)	$6,161,189
			(275,000	)(c)
			3,740,957	(d)
			20,000	(e)
			(92,500	)(h)
Other current assets	60,162	216,821	—		276,983

	236,155	1,668,560	4,533,457		6,438,172
Mineral properties	9,728,879	—	(35,524	)(d)	—
			(257,105	)(g)
			(9,436,250	)(i)
Equipment	34,883	—	—		34,883

	$9,999,917	$1,668,560	$(5,195,422)		$6,473,055

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	$35,630	$689,811	—		$725,441
Promissory note payable	—	375,000	(275,000	)(c)	100,000
Due to related party	—	40,000	—		40,000

	35,630	1,104,811	(275,000)		865,441
Shareholders’ Equity:
Share capital (Note 3)	16,926,085	1,849,660	1,140,000	(a)	3,118,400
			54,740	(e)
			74,000	(f)
			(16,926,085	)(g)
Contributed surplus	1,311,167	—	34,740	(b)	—
			(34,740	)(e)
			(1,311,167	)(g)
Cumulative translation adjustments	425,410	—	(425,410	)(g)	—
Retained earnings (deficit)	(8,698,375)	(1,285,911)	(34,740	)(b)	2,489,214
			3,705,433	(d)
			(74,000	)(f)
			18,405,557	(g)
			(92,500	)(h)
			(9,436,250	)(i)

	9,964,287	563,749	(4,920,422)		5,607,614

	$9,999,917	$1,668,560	$(5,195,422)		$6,473,055

See the accompanying notes to the pro forma consolidated balance sheet

1

NEVADA STAR RESOURCE CORP.

Notes to the Pro Forma Consolidated Balance Sheet

(Unaudited – See Compilation Report)

(Expressed in Canadian Dollars)

August 31, 2006

1.	Proposed Amalgamation and Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet has been compiled for the purposes of inclusion in an Information Circular concerning the combination of Nevada Star Resource Corp. (“Nevada Star”) and Pure Nickel Inc. (“Pure Nickel”) dated February •, 2007. The unaudited pro forma consolidated balance sheet gives effect to the proposed acquisition by Nevada Star of all the issued and outstanding shares of Pure Nickel in a reverse takeover transaction accounted for using the purchase method of accounting for business acquisitions and combinations. The proposed plan of amalgamation provides that Pure Nickel shareholders will exchange each of their Pure Nickel shares held for 3.643 Nevada Star shares.

The proposed plan of amalgamation is provided for in an amalgamation agreement between Nevada Star and Pure Nickel. The obligations of the parties to complete the proposed amalgamation are subject to approval of the shareholders of Nevada Star and the applicable regulatory authorities.

The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position of Nevada Star as at the time of the closing of the proposed transaction referred to above. A pro forma consolidated statement of operations has not been prepared as provided by TSX Venture Exchange Policy 5.2, Changes of Business and Reverse Takeovers.

The unaudited pro forma consolidated balance sheet has been prepared using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes the legal parent company (Nevada Star) in a reverse takeover transaction is deemed to be a continuation of the legal subsidiary (Pure Nickel). Accordingly, the unaudited pro forma consolidated balance sheet reflects the estimated fair values of the assets and liabilities of Nevada Star and the book values of the assets and liabilities of Pure Nickel. The unaudited pro forma consolidated balance sheet and accompanying notes reflect the significant accounting policies of Pure Nickel, which are in accordance with generally accepted accounting principles in the United States (“US GAAP”), and are expressed in Canadian dollars, the reporting currency of Pure Nickel.

The unaudited pro forma consolidated balance sheet should be read in conjunction with the consolidated financial statements of Nevada Star for the nine-month period ended August 31, 2006, the audited consolidated financial statements of Pure Nickel for the year ended September 30, 2006, and other public disclosure documents of each of Nevada Star and Pure Nickel incorporated by reference in the Information Circular. The consolidated balance sheet of Nevada Star as at August 31, 2006 and the applicable pro forma adjustments related to Nevada Star have been translated from United States dollars into Canadian dollars using the foreign currency exchange rate in effect as at the close of business on August 31, 2006.

2.	Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on August 31, 2006:

(a)	The issuance of 5,700,000 common shares of Pure Nickel pursuant to two private placements completed on October 10, 2006 at $0.20 per common share for gross proceeds of $1,140,000.

(b)	The grant of 100,000 share purchase options at an exercise price of $0.20 by Pure Nickel on October 13, 2006.

(c)	The repayment of $275,000 against a promissory note payable made by Pure Nickel on October 18, 2006.

NEVADA STAR RESOURCE CORP.

Notes to the Pro Forma Consolidated Balance Sheet

(Unaudited – See Compilation Report)

(Expressed in Canadian Dollars)

August 31, 2006

2.	Pro Forma Assumptions and Adjustments

(d)	The sale by Nevada Star of its Gold Hill sliding-scale net smelter return royalty on October 20, 2006 for net proceeds of $3,740,957 (US$3,325,000).

(e)	The issuance of 100,000 common shares of Pure Nickel on the exercise of 100,000 in-the-money share purchase options at an exercise price of $0.20 per share, including reclassifying the related initial fair value of $34,740 from contributed surplus to share capital. The proposed amalgamation agreement provides that on the effective date of the amalgamation, all outstanding commitments to issue common shares of Pure Nickel pursuant to share purchase options will be exercised and exchanged for common shares of Nevada Star, with the number of shares issued based on the exchange ratio as disclosed in Note 1.

(f)	To record the issuance of 370,000 common shares of Pure Nickel at a deemed price of $0.20 per share for employee remuneration incurred subsequent to September 30, 2006.

(g)	The issuance of 89,417,439 common shares of Nevada Star to the shareholders of Pure Nickel in exchange for their common shares of Pure Nickel. The total assumed purchase price of $13,412,616 has been determined as follows:

Pure Nickel common shares outstanding at September 30, 2006	24,075,001
Pure Nickel common shares issued upon exercise of in-the-money share purchase options outstanding at September 30, 2006 (Note 2(e))	100,000
Pure Nickel common shares issued for employee remuneration incurred subsequent to September 30, 2006 (Note 2(f))	370,000

24,545,001
Exchange ratio (Note 1)	3.643

Nevada Star common shares to be issued	89,417,439
Market price of a Nevada Star common share on October 13, 2006	$0.15

Assumed fair value of Nevada Star common shares to be issued	$13,412,616

The assets acquired and liabilities assumed are to be recorded at their estimated fair values, which are based on preliminary management estimates and are subject to final valuation adjustments. The preliminary allocation of the purchase price is as follows:

Fair value of net assets to be acquired:
Cash and cash equivalents	$3,916,951
Other current assets	60,162
Mineral properties	9,436,250
Equipment	34,883

13,448,246
Accounts payable and accrued liabilities	(35,630)

$13,412,616

2

NEVADA STAR RESOURCE CORP.

Notes to the Pro Forma Consolidated Balance Sheet

(Unaudited – See Compilation Report)

(Expressed in Canadian Dollars)

August 31, 2006

2.	Pro Forma Assumptions and Adjustments (continued)

(h)	Estimated transactions costs of $92,500 incurred by Nevada Star on the issuance of its common shares to the shareholders of Pure Nickel.

(i)	The effects of changing Nevada Star’s accounting policy to reflect Pure Nickel’s accounting policy for acquisition and exploration expenditures on mineral properties prior to the establishment of economically recoverable reserves on those properties as evidenced by a feasibility study.

3.	Pro Forma Share Capital

After giving effect to the pro forma assumptions in Note 2, the issued and fully paid share capital of Nevada Star would be as follows:

	Number of Shares	Amount
Balance, Nevada Star, August 31, 2006	84,319,287	$16,926,085
Proposed acquisition of Pure Nickel by way of the issuance of common shares (Note2(g))	89,417,439	13,412,616

	173,736,726	30,338,701
Transfer of share capital balance of Nevada Star to deficit	—	(30,338,701)

	173,736,726	—
Pure Nickel share capital:
Balance, Pure Nickel, September 30, 2006	—	1,849,660
Proceeds from private placements (Note 2(a))	—	1,140,000
Exercise of share purchase options (Note 2(e))	—	54,740
Shares issued for employee remuneration (Note 2(f))	—	74,000

Pro forma balance, August 31, 2006	173,736,726	$3,118,400

3

APPENDIX E

Post Transaction Capitalization of Nevada Star

NEVADA STAR RESOURCE CORP

Post Transaction Capitalization of Nevada Star

ISSUED SHARES	Shares
NEVADA STAR
Issued as at October 31, 2006	84,319,287

SUBTOTAL - NEVADA STAR	84,319,287
PURE NICKEL
Issued for Pure Nickel outstanding shares - (24,470,001 x 3.643)	89,144,216	(1)
Issued for Pure Nickel outstanding options - (100,000 x 3.643)	364,300

SUBTOTAL – PURE NICKEL	89,508,516
POST TRANSACTION ISSUED SHARES	173,827,803

Post 5 for 1 Share Consolidation	34,765,560
STOCK OPTIONS
NEVADA STAR
Options – (3,750,000 pre consolidation)	750,000
POST TRANSACTION FULLY DILUTED NEVADA STAR SHARES	35,516,560

Notes:

(1)	Represents the number of Nevada Star Shares issued to Pure Nickel Shareholders after rounding to the nearest whole number.

APPENDIX F

AUDIT COMMITTEE CHARTER OF NEVADA STAR

Introduction and Purpose

Nevada Star Resources Corp. (the “Company”) is a publicly-held company and operates in a highly competitive and regulated environment. The Company’s business involves an environment that is highly regulated at both the federal and state level in the United States and the provincial level in Canada.

The Audit Committee is appointed by the Board of Directors to assist the board in fulfilling its oversight responsibilities to the shareholders, potential investors and to the investment community. The Audit Committee will assist the Board in the oversight of (1) the integrity of the financial statements of the Company, (2) the independent auditor’s qualifications and independence, and (3) the compliance by the Company with legal and regulatory requirements.

Composition and Membership

The Audit Committee shall be comprised of at least three (3) members, all of whom shall meet the independence requirements as established by the TSX Venture Exchange, the NASDAQ Stock Market, applicable laws, rules and regulations of the Securities and Exchange Commission. Audit Committee members shall fully comply with the requirements of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s implementing regulations.

At least one member of the Audit Committee shall be an “audit committee financial expert” as that term is defined in applicable rules. Members and a Chair of the Audit Committee shall be recommended by the Corporate Governance and Nominating Committee and appointed by the full Board of Directors.

Meetings

The Audit Committee shall meet at least four (4) times annually, in person, telephonically, or electronically and more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

Responsibilities and Duties

The Audit Committee shall:

•	Make regular reports to the Board of Directors of the Company.

•

Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered.

•	Review the scope of the independent auditor’s audit examination, including their engagement letter, prior to the annual audit of the Company’s financial statements.

•	Instruct the independent auditors to report directly to the Audit Committee any serious difficulties or disputes with management, and ensure they are appropriately resolved.

•	Review and evaluate the performance of the independent auditors and review with the Board of Directors all proposed discharges of the independent auditors.

•

Review each annual audit with the independent auditor at the conclusion of the audit. The review shall include all comments or recommendations of the independent auditor, all audit problems or difficulties and management’s response.

•

Review and discuss with management the procedures undertaken in connection with the required certifications for regulatory filings and other reports including their evaluation of the Company’s disclosure controls and procedures and internal controls, as well as any and all fraud, whether or not material, that involves management or others who have a significant role in the Company’s internal controls.

•

Review management’s assessment of the effectiveness of the Company’s internal controls over financial reporting and disclosure, and the independent auditor’s related attestation. Consider with management and the independent auditors whether any changes to such internal controls are appropriate.

•	Review with management the Company’s quarterly and annual financial results prior to regulatory filings and the issuance of related press releases.

•	Produce the report of the Audit Committee to the shareholders in the Company’s annual proxy statement on those matters required by regulatory agencies.

•	Be authorized to hire outside counsel or other consultants as necessary.

•	Perform such other duties as are assigned by the Board of Directors.

•	Review the Audit Committee’s charter annually and recommend all proposed changes to the Board of Directors.

•	Periodically evaluate and take steps to improve the effectiveness of the Audit Committee in meeting its responsibilities under this Charter.

Public Disclosure

This Charter shall be included on the Company’s website. The Company’s annual report to shareholders will state that this Charter is available on the Company’s website and will be available upon request to the Company’s Corporate Secretary.

F-2

APPENDIX G

Form of RTO Resolutions to Approve Issuance

of Nevada Star Shares, Change of Name and Consolidate Issued and Outstanding Share Capital

Form of Proposed Ordinary Resolution Concerning the Amalgamation and RTO

Because the Amalgamation is between Pure Nickel and Subco, the Nevada Star Shareholders are not being asked to consider the proposed Amalgamation and to give their assent to that transaction. The Holder of the Subco’s common shares, being Nevada Star, will be asked to pass a special resolution approving the proposed Amalgamation. However, since Nevada Star will be issuing Common Shares to the Holders of the Pure Nickel Shares and the issuance of such shares will result in a Reverse Take-Over of the Company, Exchange Policy 5.2 requires that the Nevada Star Shareholders approve by ordinary resolution the issuance of such common shares.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Company be an is authorized to undertake and complete the Reverse Take Over of the Company as proposed in the Amalgamation Agreement and to issue to the Holders of Pure Nickel Shares 3.643 Common Shares for each One (1) Pure Nickel Share held in accordance with the terms and conditions of the Amalgamation Agreement;

2.	the Company be and is authorized to take such steps as necessary to give effect to these resolutions; and

3.	notwithstanding the foregoing, the Board of Directors of the Company shall have sole and complete discretion to determine whether or not to carry out the foregoing resolutions to issue Common Shares in accordance with the Amalgamation Agreement and, notwithstanding shareholder approval of the share issuance, there shall be no obligation to proceed with such issuance of Common Shares.”

Form of Proposed Special Resolution Concerning Change of Name

The Company proposes to change its name to “Pure Nickel Inc.”. The change of name requires approval by way of special resolution of the shareholders, being a resolution passed by not less than 2/3 of the votes of the shareholders represented in person or by proxy at the Meeting. The change of name will constitute an amendment to the Company’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the name of the Company be changed to “Pure Nickel Inc.” or such other name as the board of directors approves and the Registrar of Corporations accepts;

2.	the Articles of the Company be altered accordingly; and

3.	notwithstanding the foregoing, the Board of Directors of the Company shall have sole and complete discretion to determine whether or not to carry out the change of the Company’s name and, notwithstanding shareholder approval of the proposed change of name, there shall be no obligation to proceed with such name change.”

Form of Proposed Special Resolution Concerning Consolidation

The Company proposes to consolidate its issued and outstanding common shares on the basis of one new common share without par value for every existing five (5) common shares without par value or on such other basis or ratio as the board of directors determines. The Consolidation requires approval by way of special resolution of the shareholders, being a resolution passed by not less than 2/3 of the votes of the shareholders represented in person or by proxy at the Meeting. The Consolidation will constitute an amendment to the Company’s Articles of Incorporation and, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Company are amended such that all of the Company’s common shares, both issued and unissued, be consolidated into 1/5 of that number of common shares, every five (5) of such shares before consolidation being consolidated into one common share;

2.	the directors and officers of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the Yukon Registrar of Corporations and the TSX Venture Exchange in order to effect the consolidation; and

3.	the board of directors be and are hereby authorized to determine such other ratio of consolidation as they deem appropriate and may amend these resolutions accordingly and to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions.”

G-2

APPENDIX H

Statement of Corporate Governance Practices of Nevada Star Resource Corp.

(the “Company”)

Mandate of the Board of Directors

Pursuant to the Business Corporations Act (Yukon), the Board is required to supervise the management of the affairs and business of the Company. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities:

(i)	The Board monitors financial performance and considers, reviews and approves all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financing. The Board expects the Company’s senior officers to manage the business of the Company on a day-to-day basis and to keep the Board informed of all significant developments affecting the Company. The Board receives from management regular reports on the Company’s compliance with various legal requirements and internal control procedures, operational/management reports and any other relevant reports.

(ii)	The Company’s overall strategy is developed by management and is reviewed on a quarterly basis by the Board which considers the business and political risks and opportunities inherent in it.

(iii)	The Board identifies the principal risks to the Company, and reviews and assesses the methods and systems for managing such risks. In particular, the Audit Committee is responsible for reviewing the adequacy of the Company’s systems for identifying and managing financial risks.

(iv)	The Board regularly considers the integrity, quality and continuity of management required to achieve the Company’s goals. The Board is responsible for reviewing succession planning, senior management development and the performance of management against their annual objectives. Annually, the Compensation Committee measures management’s performance and total compensation against the objectives set in the annual budget.

(v)	The Board annually reviews the Company’s relations with shareholders, employees, financial analysts, the media and other stakeholders. The Company’s goal is to outline procedures and practical guidelines for public disclosure and dissemination of material and non-material information about the Company and its subsidiaries. Senior officers are often available to shareholders and, through the investor relations function. They aim to provide clear and accessible information on the Company’s operations and investments. The President is responsible for ensuring the consistency and accuracy of information released to analysts and others and that all such information is in the public domain.

(vi)	The Audit Committee reviews and provides recommendations to the Board on the adequacy of the internal controls. Management and external auditors provide to the Audit Committee regular reports on the Company’s control environment. The internal control procedures are reviewed in detail to ensure they meet the new rules and standards.

Composition of the Board of Directors and Relationship to Significant Shareholder

The Company currently has nine Directors, seven of whom, Richard Graeme, Edward H. Waale, Michael W. Sharon, David Russell, Donald Bosnick, John Mears and Rodney Blakestad qualify as unrelated directors and are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Company. Monty Moore and Robert Angrisano, qualify as related directors due to their management positions with the Company. The majority of the directors are unrelated. The Board of Directors is of the view that seven directors are appropriate to facilitate effective decision-making.

The Company does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Company for the election of directors.

Board Independence

The Chairman and the President and CEO of the Company are active and central members of the Company. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company’s management.

Committees of the Board of Directors

There are currently four committees of the board of directors: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The details of the Audit Committee and a copy of the Audit Committee Charter are set out elsewhere in this Information Circular.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Company. The Compensation Committee is also responsible for providing oversight with regard to the Company’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Michael W. Sharon, Stuart Havenstrite and Gerald G. Carlson, all of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Company’s website at www.nevadastar.com or upon request to the Company’s Corporate Secretary.

The Corporate Governance Committee was established to assist the Board of Directors in its responsibilities relating to reviewing the Company’s operational compliance with applicable legal requirements and sound ethical standards. The Corporate Governance Committee currently consists of Michael W. Sharon, Donald Bosnick and John Mears, all of whom are considered independent. The Corporate Governance and Nominating Committee has adopted a written charter which is available on the Company’s website at www.nevadastar.com or upon request to the Company’s Corporate Secretary.

The Nominating Committee was established to assist the Board of Directors in its responsibilities relating to evaluation and recommendation of board and committee members. The Nominating Committee currently consists of Michael W. Sharon, Donald Bosnick and John Mears, all of whom are considered independent. The Nominating Committee has not adopted a written policy.

Corporate Governance Principles

The Board of Directors is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. In that regard, the Board has adopted Corporate Governance Principles to provide an effective corporate governance framework for the Company, intending to reflect a set of core values that provide the foundation for the Company’s governance and management systems and its interactions with others. A copy of the Company’s Corporate Governance Principles is available on the Company’s website at www.nevadastar.com or upon request to the Company’s Corporate Secretary.

Compensation

It is the policy of the Company not to compensate members of the Board for acting as directors but to grant directors’ incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company’s Stock Option Plan.

H-2

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers. The Code of Ethics is available at the Company’s website at www.nevadastar.com or upon request to the Company’s Corporate Secretary.

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Company to the President and CEO. Prior approval by the Board is also required in many specific instances under the Business Corporations Act (Yukon), securities legislation and the by-laws, rules and policies of the TSX.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program under the direction of its President. The program involves meeting with investors, brokers and analysts with respect to announcements by the Company. Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Company or the Board.

Expectations of Management

The Board expects management of the Company to conduct the business of the Company in accordance with the Company’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board will now specify its expectations of management both over the next financial year and in the context of the Company’s long-term goals. Each quarter, the Board reviews management’s progress in meeting these expectations.

H-3

APPENDIX I

Audited Financial Statements of Pure Nickel Inc.

for the period ended September 30, 2006

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

FINANCIAL STATEMENTS

September 30, 2006

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2006

(Expressed in Canadian Dollars)

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director and Stockholders of

Pure Nickel Inc.

We have audited the accompanying balance sheet of Pure Nickel Inc. (a Canadian corporation in the exploration stage) as of September 30, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from May 18, 2006 (date of incorporation) through September 30, 2006 and cumulative from May 18, 2006 (date of incorporation) through September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2006, and the results of its operations and its cash flows for the period from May 18, 2006 (date of incorporation) to September 30, 2006 and cumulative from May 18, 2006 (date of incorporation) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

“SF Partnership, LLP”

Toronto, Canada	CHARTERED ACCOUNTANTS
October 19, 2006, except as to Note 10 (e),
Note 10 (f) and Note 11 which are as of
February 19, 2007.

F-3

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Balance Sheet

September 30, 2006

(Expressed in Canadian Dollars)

ASSETS
Current Assets
Cash	$1,451,739
Accounts receivable	79,321
Deferred financing charges, net (note 3)	12,500
Drilling advances (note 4)	100,000
Prepaid deposit	25,000
Total Current Assets	1,668,560
Total Assets	$1,668,560
LIABILITIES
Current Liabilities
Accounts payable	$609,178
Accrued liabilities	80,633
Promissory note payable (note 5)	375,000
Due to related party (note 6)	40,000
Total Current Liabilities	1,104,811
Total Liabilities	1,104,811
Commitments and Contingencies (note 9)
STOCKHOLDERS’ EQUITY
Common Stock (note 7)
Authorized
Unlimited common shares, no par value
Issued
18,400,001 common shares	1,849,660
Deficit Accumulated During the Exploration Stage	(1,285,911)
Total Stockholders’ Equity	563,749
Total Liabilities and Stockholders’ Equity	$1,668,560

(The accompanying notes are an integral part of these financial statements.)

F-4

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Statement of Operations

For the Period from May 18, 2006, (date of incorporation) to September 30, 2006, and Cumulative from Inception

(Expressed in Canadian Dollars)

	2006	Cumulative from Inception
Revenues	$—	$—
Expenses
Exploration expenses	1,221,184	1,221,184
Legal and professional fees	39,161	39,161
Office and general	7,343	7,343

Total Expenses	1,267,688	1,267,688
Total Operating Loss	(1,267,688)	(1,267,688)
Other Expenses
Financing costs	12,500	12,500
Interest	5,723	5,723
Total Other Expenses	(18,223)	(18,223)
Loss Before Income Taxes	(1,285,911)	(1,285,911)
Provision for income taxes (note 8)	—	—
Net Loss	$(1,285,911)	$(1,285,911)
Loss per Share - Basic and Diluted	$(0.379)
Weighted average number of common shares outstanding during the period - Basic and Diluted	3,390,279

(The accompanying notes are an integral part of these financial statements.)

F-5

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Statement of Stockholders’ Equity

For the Period from May 18, 2006 (date of incorporation)

to September 30, 2006

(Expressed in Canadian Dollars)

	Common Stock		Deficit Accumulated During the	Total Stockholders’ Equity
	Number of Shares	Amount	Exploration Stage
Stock issued to a director for cash	1	$1	$—	$1
Shares issued to founders for cash	9,100,000	91,000	—	91,000
Shares issued in relation to first round private placement for cash	6,925,000	1,385,000	—	1,385,000
Shares issued in relation to a portion of second round private placement for cash	2,375,000	475,000	—	475,000
Issuance costs		(101,341)	—	(101,341)
Net loss for the period	—	—	(1,285,911)	(1,285,911)
Balance, September 30, 2006	18,400,001	$1,849,660	$(1,285,911)	$563,749

(The accompanying notes are an integral part of these financial statements.)

F-6

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Statement of Cash Flows

For the Period from May 18, 2006 (date of incorporation) to

September 30, 2006, and Cumulative from Inception

(Expressed in Canadian Dollars)

	2006	Cumulative from Inception
Cash Flows from Operating Activities
Net loss	$(1,285,911)	$(1,285,911)
Adjustment for:
Amortization of deferred financing charges	12,500	12,500
	(1,273,411)	(1,273,411)
Changes in non-cash working capital:
Accounts receivable	(79,321)	(79,321)
Accounts payable	609,178	709,178
Accrued liabilities	80,633	80,633
Net Cash Used in Operating Activities	(662,921)	(662,921)
Cash Flows from Financing Activities
Proceeds from issuance of common stock	1,951,001	1,951,001
Stock issuance costs	(101,341)	(101,341)
Deferred financing charges	(25,000)	(25,000)
Proceeds from promissory note	600,000	600,000
Repayment of promissory note	(225,000)	(225,000)
Due to related party	40,000	40,000
Net Cash Provided by Financing Activities	2,239,660	2,239,660
Cash Flows from Investing Activities
Drilling advances	(100,000)	(100,000)
Prepaid deposit	(25,000)	(25,000)
Net Cash Used in Investing Activities	(125,000)	(125,000)
Net Increase in Cash	1,451,739	1,451,739
Cash - beginning of period	—	—
Cash - end of period	$1,451,739	$1,451,739
Supplemental Information
During the period, the Company had cash flows arising from interest and income taxes paid as follows:
Interest	$—	$—
Income taxes	$—	$—

(The accompanying notes are an integral part of these financial statements.)

F-7

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

1.	Nature of Operations and Exploration Stage Activities

Pure Nickel Inc. (the “Company”) was incorporated on May 18, 2006 under the Canada Business Corporation Act. The Company is a junior mining company which engages in the acquisition, exploration and development of mineral prospects in Canada.

The Company commenced operations on May 18, 2006. On May 25, 2006 the Company acquired certain rights with respect to mining claims in the Axis Lake Nickel-Copper Project (“Axis Lake Project”) located north of the Athabascan Basin in Saskatchewan, Canada from Red Dragon Resource Corp. (“Red Dragon”). On June 12, 2006 the Company acquired certain rights with respect to mining claims comprising the Special Exploration Permits 98-1 and 2 (collectively referred to as “the Property”) in the Fox River Belt in Manitoba, Canada from Falconbridge Limited (“Falconbridge”). These mineral interests have been described in note 9.

The Company is now engaged in an exploration program on these prospects and continues to look for additional opportunities, all with a primary emphasis on the exploration and development of nickel properties.

2.	Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. Outlined below are those policies considered particularly significant:

a)	Mineral Interests

The Company is an exploration stage mining company and has not realized any revenue from its operations. It is primarily engaged in the acquisition, exploration and development of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. For the purpose of preparing financial information, all costs associated with a property that has the potential to add to the Company’s proven and probable reserves are expensed until a final feasibility study demonstrating the existence of proven and probable reserves is completed. No costs have been capitalized in the periods covered by these financial statements. Once capitalized, such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

b)	Deferred Financing Costs

Costs of obtaining debt financing are deferred and amortized ratably over the term of the related debt agreement.

F-8

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (cont’d)

c)	Impairment of Long-Lived Assets

In accordance with U.S. Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset less cost to sell.

d)	Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. The dilutive effect of convertible securities is reflected in diluted earnings (loss) per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings (loss) per share.

F-9

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (cont’d)

f)	Comprehensive Income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”) which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) is presented in the statements of stockholders’ equity, and consists of net earnings (losses) and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87, “Employers Accounting for Pensions”. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company’s financial position or results of operations. Comprehensive income has not been presented as it would not provide additional information.

g)	Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

h)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates include certain accrued liabilities and the value of deferred taxes. Actual results could differ from those estimates.

F-10

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (cont’d)

i)	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. In addition, it amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006 which for the Company would be its fiscal year beginning October 1, 2006. The implementation of SFAS 155 is not expected to have a material impact on the Company’s results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. SFAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. SFAS 156 is effective for fiscal years beginning after September 15, 2006 which for the Company would be its fiscal year beginning October 1, 2006. The implementation of SFAS 156 is not expected to have a material impact on the Company’s results of operations and financial condition.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, which for the Company would be its fiscal year beginning October 1, 2007, and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the interpretation. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The implementation of FIN 48 is not expected to have a material impact on the Company’s results of operations and financial condition.

F-11

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (cont’d)

i)	Recent Accounting Pronouncements (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning October 1, 2008. The implementation of SFAS No. 157 is not expected to have a material impact on the Company’s results of operations and financial condition.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financials statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning October 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company’s results of operations and financial condition.

F-12

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

3.	Deferred Financing Charges

Deferred financing charges	$25,000
Accumulated amortization	(12,500)
$12,500

Deferred financing charges have been further described in note 5.

4.	Drilling Advances

Drilling advances to a contractor will be applied toward payment of drilling costs to be incurred within the next year.

5.	Promissory Note Payable

On August 24, 2006, the Company issued a promissory note for $600,000 to Red Dragon with re-payment to be made on or before July 10, 2007. The note is unsecured, bears interest at 5% per annum, calculated monthly, and requires an additional one-time payment of $25,000 for financing costs. The Company has made repayments totaling $225,000 as at September 30, 2006.

6.	Related Party Transactions

Related party transactions are measured at the exchange amount, which approximates the fair value as agreed between management and the related parties. Transactions with related parties are as follows:

a)	During the period, a company controlled by a director, who is also a stockholder of more than 10% of total stock issued and outstanding, loaned to the Company on interest-free terms a total of $110,000 to enable the Company to advance its activities without waiting for the completion of its initial equity financing. The loan has been partially repaid to the extent of $70,000 without interest, bonus or other consideration prior to September 30, 2006, and $40,000 remains outstanding at that date.

b)	A stockholder of the Company provided operations management services to the Company for the period in the amount of $29,225, which is included in accrued liabilities as at September 30, 2006.

F-13

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

7.	Common Stock

Authorized
Unlimited common stock, no par value, voting
Issued and Outstanding
18,400,001 shares of common stock	$1,951,001
Issuance costs	(101,341)
$1,849,660

On May 18, 2006, the Company issued one common share at a price of $1 to a director for cash.

On August 25, 2006, the Company issued 9,100,000 shares at a price of $0.01 per share to founders for total proceeds of $91,000 (before issuance costs).

On September 20, 2006, the Company completed the first round of private placements of an aggregate of 6,925,000 shares at a price of $0.20 per share, for aggregate gross proceeds of $1,385,000 (before issuance costs).

On September 20, 2006, the Company completed a portion of the second round of private placements of an aggregate of 2,375,000 shares at a price of $0.20 per share, for aggregate gross proceeds of $475,000 (before issuance costs).

8.	Income Taxes

The Company’s income tax provision has been calculated as follows:

Expected income tax recovery at the statutory rate of 34.56%	$(444,411)
Valuation allowance	444,411
Provision for income taxes	$—

The following summarizes the principal temporary differences and related deferred tax effect:

Losses carried forward	$444,411
Valuation allowance	(444,411)
Net deferred income tax asset recorded	$—

F-14

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

8.	Income Taxes (cont’d)

Management determined that the deferred tax assets do not satisfy the recognition criteria of SFAS No. 109, “Accounting for Income Taxes,” and, more likely than not the losses will not be utilized. Accordingly, a full valuation allowance has been recorded for this amount.

These losses, if unused, will expire in 2016.

9.	Commitments and Contingencies

a)	The Company’s commitments relating to the mineral interests are as follows:

1.	Axis Lake Project

On May 25, 2006, the Company entered into a Formal Option Agreement (“Option Agreement”) to acquire up to an undivided 90% working interest in the Axis Lake Project from Red Dragon. General terms and conditions of the Option Agreement are as follows:

i.	The Company will pay $100,000 to Red Dragon to secure the option;

ii.	The Company will earn a 51% interest of the Axis Lake Project by spending a minimum of $1.9 million in exploration costs on or before the third anniversary of the Option Agreement;

iii.	The Company will earn a further 24% or a total of 75% interest of the Axis Lake Project upon the delivery of a feasibility study to Red Dragon;

iv.	The Company will earn a further 15% or a total of 90% interest of the Axis Lake Project if it elects a production decision to put the Axis Lake property, or any part thereof, into commercial production before the date that is seven (7) years from the effective date of the Option Agreement; and

v.	The Company will be the operator of the Axis Lake Project.

On July 31, 2006, the Company and Red Dragon agreed to amend the Option Agreement by altering the Company’s earn-in interest such that Red Dragon will grant to the Company a total property interest option of 80% as compared to the original Option Agreement which had granted a 90% total property interest pursuant to a promissory note entered into between Red Dragon and the Company in July, 2006, and amended in August, 2006. This amendment reduced the percentage in (a) 1. iv. above to a further 5% instead of the original 15%.

F-15

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

9.	Commitments and Contingencies (cont’d)

1.	Axis Lake Project (cont’d)

The above mentioned reduction in property interest was in partial consideration of the promissory note between the Company and Red Dragon discussed in note 5.

During the period, the Company incurred $1,148,405 in exploration expenses relating to the Axis Lake Project.

2.	Fox River Project

The Company entered into an Option and Joint Venture Agreement (“Joint Venture Agreement”), executed on June 12, 2006, with Falconbridge, relating to exploration rights and option to become 50% owner of an undivided interest in the Property. The Property covers 136,093 hectares, is located in the Fox River Belt, and is centered about 100 kilometers southeast of Gillam, Manitoba, Canada. Under the Joint Venture Agreement, the Company agreed to pay $50,000 after the receipt of the executed Joint Venture Agreement, $50,000 on or before April 30, 2007, and $50,000 on or before April 30, 2008.

The Company is also responsible to make exploration expenditures for nickel-copper-platinum group metals on the Property aggregating $7,500,000, including 15,000 meters of diamond drilling, as follows:

i.	At least $2,500,000 on or before April 30, 2007 (of this amount, $1,250,000 (including a minimum of 2,400 meters of diamond drilling) represents a firm commitment by the Company);

ii.	In aggregate, at least $5,000,000 on or before April 30, 2008 (including an aggregate of 10,000 meters of diamond drilling); and

iii.	In aggregate, at least $7,500,000 on or before April 30, 2009 (including an aggregate of 15,000 meters of diamond drilling).

F-16

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

9.	Commitments and Contingencies (cont’d)

2.	Fox River Project (cont’d)

On or before April 30, 2009, if the Company has made payments totaling $150,000 and has incurred expenditures totaling $7,500,000 as above, the Company has the right and option to become the owner of a 50% undivided interest in the Property, thereby automatically forming a joint venture between the Company and Falconbridge.

During the period, the Company incurred $72,779 in exploration expenses relating to the Fox River Project.

b)	The Company has retained Aurora Geosciences Inc. to complete a National Instrument 43-101 report on its Axis Lake Project at an estimated cost of $13,000.

10.	Subsequent Events

a)	On October 10, 2006, the Company completed the remainder of the second round and the third round of private placements of an aggregate of 5,700,000 common shares at a price of $0.20 per share, for aggregate gross proceeds of $1,140,000 (before issuance costs).

b)	On October 13, 2006, the Company entered into a Heads of Agreement (“HOA”), subject to the execution of Definitive Agreements, with Nevada Star Resource Corp. (“NS”), a Toronto Stock Exchange—Venture Exchange (“TSX-V”) listed company, to effect a business combination by which NS would acquire 100% control of the Company by issuing 3.643 common shares of NS for each outstanding share of the Company. The HOA calls for, inter alia, the subsequent change of name of NS to Pure Nickel Inc. and the election of a new seven member Board of Directors of NS with the proposed management slate to be comprised of four (4) nominees to be designated by the Company and three (3) by NS. The Definitive Agreements are to be subject to shareholders’ approval by both companies’ shareholders at meetings intended to be held on or about December 13, 2006, and to the approval of the TSX-V.

c)	On October 13, 2006, the Company granted an option to one of the Company’s officers to acquire an aggregate of 100,000 common shares at a price of $0.20 per share within three years from the date of the grant.

d)	On October 18, 2006, the Company made a payment of $275,000 to Red Dragon in respect of the promissory note payable disclosed in note 5.

F-17

PURE NICKEL INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Financial Statements

September 30, 2006

(Expressed in Canadian Dollars)

10.	Subsequent Events (cont’d)

e)	On December 14, 2006, the Company entered into an Amalgamation Agreement with NS to effect a business combination by which NS would acquire 100% of the Company’s common shares by issuing 3.643 common shares of NS for each outstanding share of the Company. The transaction is subject to the approval of the TSX-V and the approval of both companies’ shareholders at meetings intended to be held on or about February 23, 2007 in the case of the Company’s shareholders and on or about March 27, 2007 in the case of the NS shareholders. In connection with such approval, NS has delivered an information circular dated February 19, 2007 to its shareholders.

f)	On January 1, 2007, the Company issued 370,000 common shares at a price of $0.20 per share to its Chief Executive Officer in satisfaction of $74,000 in salary and bonus owing to him.

11.	Differences Between Generally Accepted Accounting Principles in the United States of America and Canada

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which do not differ in any material respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

F-18

APPENDIX J

AUDITED AND INTERIM FINANCIAL STATEMENTS

OF NEVADA STAR RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

SEATTLE, WASHINGTON, U.S.A.

NOVEMBER 30, 2005 AND AUGUST 31, 2005 AND 2004

(U.S. DOLLARS)

SMYTHE RATCLIFFE LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF NEVADA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at November 30, 2005, August 31, 2005 and 2004 and the consolidated statements of operations and deficit, and cash flows for the three months ended November 30, 2005, and for the years ended August 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and standards of the Public Company Accounting Oversight Board (PCAOB) (US). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005, August 31, 2005 and 2004 and the results of its operations and its cash flows for the three months ended November 30, 2005, and for the years ended August 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 12.

Chartered Accountants

Vancouver, British Columbia

February 23, 2006, except as to note 14

    which is as of January 26, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 23, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

February 23, 2006, except as to note 14

    which is as of January 26, 2007

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

NEVADA STAR RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS (Note 2)

(U.S. Dollars)

	November 30, 2005	August 31, 2005	August 31, 2004
	$	$	$
ASSETS
Current
Cash	448,872	654,034	1,225,448
Other receivables	1,500	16,777	784
Prepaid expenses	4,843	5,576	4,225

	455,215	676,387	1,230,457
Investment in and Expenditure on Resource Properties [Note 6]	8,677,588	8,528,852	8,280,490
Equipment [Note7]	34,686	36,835	46,172

	9,167,489	9,242,074	9,557,119

LIABILITIES
Current
Accounts payable and accrued liabilities	46,616	47,302	141,296
Convertible debentures [Note 10]	–	–	546,207

	46,616	47,302	687,503

SHAREHOLDERS’ EQUITY
Capital Stock [Note 8(a), (b), (c) and (d)]	15,163,762	15,149,354	14,402,887
Contributed Surplus [Note 8(e)]	1,166,177	1,117,489	473,604
Equity Portion of Convertible Debentures [Note 10]	–	–	95,774
Cumulative Translation Adjustment	381,431	381,431	381,431
Deficit	(7,590,497)	(7,453,502)	(6,484,080)

	9,120,873	9,194,772	8,869,616

	9,167,489	9,242,074	9,557,119

Commitment [Note 13]

APPROVED ON BEHALF OF THE BOARD

“Monty Moore”	“Robert Angrisano”
Director	Director

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

NEVADA STAR RESOURCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(U.S. Dollars)

	Three Months Ended November 30	Years Ended August 31,
	2005	2005	2004	2003
	$	$	$	$
GENERAL AND ADMINISTRATIVE EXPENSES
Stock based compensation [Note 8(c) and (e)]	52,486	643,885	428,892	37,983
Professional fees	29,229	68,306	102,616	20,642
Wages and benefits	25,006	118,824	—	—
Office and miscellaneous	10,216	35,464	58,180	31,774
Promotion and investor relations	8,594	39,432	26,899	74,072
Travel	4,104	7,385	7,121	12,906
Amortization	2,913	15,042	20,417	10,374
Consulting	2,548	12,814	81,120	34,395
Transfer agent and filing fees	1,018	7,212	14,347	24,972
Loss (gain) on translation of foreign currency	944	256	38,632	(972)
Interest and bank charges	147	24,415	58,148	48,566
Project research	—	2,336	—	—
Interest income	(210)	(5,949)	(6,871)	(2,362)
Loss on conversion of debenture	—	—	—	9,941

NET LOSS	136,995	969,422	829,501	302,291
DEFICIT, BEGINNING OF PERIOD	7,453,502	6,484,080	5,654,579	5,352,288

DEFICIT, END OF PERIOD	7,590,497	7,453,502	6,484,080	5,654,579

NET LOSS PER SHARE - BASIC	0.002	0.013	0.012	0.006

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,254,452	75,981,115	67,632,438	48,689,646

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

NEVADA STAR RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Three Months Ended November 30	Years Ended August 31,
	2005	2005	2004	2003
	$	$	$	$
OPERATIONS
Net loss	(136,995)	(969,422)	(829,501)	(302,291)
Items not involving cash:
Stock based compensation	52,486	643,884	428,892	37,983
Amortization	2,913	15,042	20,417	10,374
Foreign exchange loss and effect of reporting currency translation	—	—	—	75,656

	(81,596)	(310,496)	(380,192)	(178,278)
Increase (decrease) in non cash working capital balances related to operations:
Increase in other receivables	15,277	(15,993)	3,716	(1,784)
Increase in prepaid expenses	733	(1,351)	(3,461)	12,412
Decrease in accounts payable	(686)	(93,993)	(17,160)	102,713

Total outflow of cash from operations	(66,272)	(421,833)	(397,097)	(64,937)

INVESTING
Deferred exploration and development costs	(175,045)	(501,478)	(847,293)	(1,044,663)
Option payments and cost recoveries	26,309	268,116	201,923	(47,942)
Acquisition of fixed assets	(764)	(5,705)	—	(70,470)

Total cash flow used in investing activities	(149,500)	(239,067)	(645,370)	(1,163,075)

FINANCING
Shares issued for cash	10,610	58,585	1,336,032	1,976,068
Convertible debenture	—	30,901	91,967	—
Share subscriptions	—	—	—	16,091
Due to shareholder	—	—	(174,250)	72,181

Total cash flows provided by financing activities	10,610	89,486	1,253,749	2,064,340

CASH FLOWS USED	(205,162)	(571,414)	211,282	836,328
CASH, BEGINNING OF PERIOD	654,034	1,225,448	1,014,166	177,838

CASH, END OF PERIOD	448,872	654,034	1,225,448	1,014,166

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued under convertible debenture	—	672,882	—	292,156
Shares issued for mineral properties	—	15,000	19,698	10,121
Interest paid	—	—	9,328	—

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.) (“MAN”), a Washington Corporation. All significant inter company balances and transactions have been eliminated.

The Company applies accounting principles generally accepted in Canada and reports in U.S.$ (Notes 2 and 3) unless otherwise noted.

The Company changed its fiscal year end from August 31 to November 30 effective November 30, 2005.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2. GOING CONCERN

These financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company experienced significant losses since inception. At November 30, 2005 the Company had working capital (current assets over current liabilities) of $408,599 and has an accumulated deficit of $7,590,497.

The Company’s consolidated financial statements have been prepared under the assumptions of going concern. Failure to arrange adequate financing on acceptable terms and to achieve profitability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company and ultimately its ability to continue as a going concern. The consolidated financial statements do not give effect to any adjustments that might be necessary if the Company were unable to meet its obligations or continue operations

3. SIGNIFICANT ACCOUNTING POLICIES

(a)	Exploration and development

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Exploration and development (continued)

CICA 3061 also provides that property, plant and equipment be written down when the long term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(b)	Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

(c)	Amortization

Amortization of equipment is calculated on a declining balance basis at the following annual rates:

Vehicles	30%
Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

(d)	Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Stock-based compensation

Effective February 1, 2003, the Company adopted on a prospective basis the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognised in contributed surplus is recorded as an increase in capital stock.

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows. The more significant areas requiring the use of estimates include impairment testing on resource properties, assumptions used in the determination of stock-based compensation, and determination of the valuation allowance for future income tax assets. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

(g)	Net loss per share

The Company uses the “treasury stock method” in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the period.

For each of the periods presented, the existence of warrants and options reduces the reported loss per share, and accordingly, fully diluted loss per share information has not been shown.

(h)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

4. CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations.” This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as resource properties and deferred exploration costs. This change in accounting policy has no material effect on the Company’s prior or current period financial statements.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

5. FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying value of cash, other receivables, and accounts payable and accrued liabilities, approximate their fair value because of the short maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Foreign exchange risk

The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transaction into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time.

The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

6. INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Property, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
	$	$	$	$	$
Balance, August 31, 2003	275,078	3,761,192	3,559,454	—	7,595,724

Expenditures for year
Drilling and exploration	—	38,615	384,261	—	422,876
Geological consulting	—	—	240,143	—	240,143
Travel	—	—	3,257	—	3,257
Option payments received	(50,000)	(89,913)	(62,010)	—	(201,923)
Recording fee	—	124	66,487	—	66,611
Assays	—	—	33,096	—	33,096
Holding costs	—	—	94,033	6,975	101,008
Property acquisition	—	—	19,698	—	19,698

	(50,000)	(51,174)	778,965	6,975	684,766

Balance, August 31, 2004	225,078	3,710,018	4,338,419	6,975	8,280,490

Expenditures for year
Drilling and exploration	—	—	201,912	—	201,912
Holding costs	827	457	171,029	12	172,325
Property acquisition	—	—	57,525	3,875	61,400
Geological consulting	—	—	46,964	644	47,608
Travel	—	433	25,707	—	26,140
Assays	—	—	6,900	—	6,900
Recording fee	—	—	193	—	193
Option payments	(100,000)	—	—	—	(100,000)
Recovery of costs	—	—	(168,116)	—	(168,116)

	(99,173)	890	342,114	4,531	248,362

Balance, August 31, 2005	125,905	3,710,908	4,680,533	11,506	8,528,852

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6. INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Property, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
	$	$	$	$	$
Balance, August 31, 2005	125,905	3,710,908	4,680,533	11,506	8,528,852

Expenditures for period
Property acquisition	—	—	76,807	—	76,807
Holding costs	4,607	—	34,572	—	39,179
Drilling and exploration	—	—	15,606	—	15,606
Assays	—	—	10,316	—	10,316
Costs recovered	—	—	(8,844)	—	(8,844)
Travel	—	—	8,823	—	8,823
Geological consulting	—	—	5,605	—	5,605
Recording fee	648	506	90	—	1,244

	5,255	506	142,975	—	148,736

Balance, November 30, 2005	131,160	3,711,414	4,823,508	11,506	8,677,588

(a)	Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10-year terms.

(b)	OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On December 17, 2003, the Company announced that Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the agreement, WUCC has three years to put the property into production and must honour the Company’s obligations to prior leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6. INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(c)	MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc.

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA can earn a 51 percent interest in area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Expenditures incurred by Anglo USA during the calendar year ended December 31, 2005 amounted to $1,857,295.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual instalments over three years (100,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost.

(d)	Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

7. EQUIPMENT

	November 30, 2005 Accumulated			August 31, 2005 Accumulated			August 31, 2004 Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$	$	$	$
Vehicles	51,018	31,385	19,633	51,018	29,793	21,225	51,018	20,697	30,321
Mining equipment	24,356	14,717	9,639	24,356	13,936	10,420	24,356	9,470	14,886
Computer hardware and software	11,079	6,310	4,769	10,327	5,816	4,511	10,840	9,992	848
Office equipment	10,840	10,195	645	10,840	10,161	679	4,499	4,382	117

	97,293	62,607	34,686	96,541	59,706	36,835	90,713	44,541	46,172

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8. SHAREHOLDERS’ EQUITY

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued:

	Number of Shares	Amount $
Balance, August 31, 2003	71,874,796	13,005,457
Warrants exercised	5,169,749	1,329,945
Shares issued for mineral properties	75,000	19,698
Options exercised	531,717	42,996
Transfer from contributed surplus on exercise of stock options	—	4,791

Balance, August 31, 2004	77,651,262	14,402,887
Warrants exercised	167,385	58,585
Shares issued for mineral properties	50,000	15,000
Convertible debenture converted	6,350,640	672,882

Balance, August 31, 2005	84,219,287	15,149,354
Options exercised	50,000	10,610
Transfer from contributed surplus on exercise of stock options	—	3,798

Balance, November 30, 2005	84,269,287	15,163,762

The Company had no shares held in escrow.

(c)	Stock options

The changes in stock options for the periods ended November 30, 2005 and August 31, 2005 and 2004 were as follows:

	Options	Weighted Average Exercise Price $
Outstanding, August 31, 2003	1,581,717	0.09
Granted	4,350,000	0.44
Exercised	(531,717)	(0.11)

Outstanding, August 31, 2004	5,400,000	0.37
Granted	420,000	0.31
Cancelled or expired	(150,000)	(0.21)

Outstanding, August 31, 2005	5,670,000	0.30
Exercised	(50,000)	(0.21)

Outstanding, November 30, 2005	5,620,000	0.30

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8. SHAREHOLDERS’ EQUITY (continued)

(c)	Stock options (continued)

On January 29, 2004 the Company’s shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

During the year ended August 31, 2005,

(i) The Company granted a total of 300,000 stock options to an employee at an exercise price of $0.31 per common share. Stock options are subject to a vesting over a three-year period, with 100,000 vesting January 4, 2006, 100,000 vesting January 4, 2007 and 100,000 vesting January 4, 2008. Stock options expire January 4, 2008.

(ii) The Company granted a total of 120,000 stock options to consultants at an exercise price of $0.29 per common share. Stock options are subject to a vesting over a one-year period, with 25% vesting every three months from date of grant. Stock options expire August 10, 2006.

The following table summarizes the information about stock options outstanding of which 5,203,000 are exercisable at November 30, 2005:

Exercise Price Per Share	Number Outstanding At November 30, 2005	Weighted Average Remaining Contractual life	Weighted Average Exercise Price
$0.1064-0.30	1,270,000	2.0 years	$0.17
$0.32-0.35	4,350,000	2.4 years	$0.34

	5,620,000	2.3 years	$0.30

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black Scholes option pricing model:

	Three Months Ended November 30	Years Ended August 31,
	2005	2005	2004	2003
Risk free interest rate	3.04%	3.04%	3.02%	4.50%
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	119%	119%	123%	71%
Expected life of options	3 years	3 years	2.5 years	3 years

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8. SHAREHOLDERS’ EQUITY (continued)

(c)	Stock options (continued)

The Company expects to recognize $40,380 of stock based compensation as follows:

November 30, 2006	$20,284
November 30, 2007	16,077
November 30, 2008	4,019

$40,380

(d)	Warrants

The Company has issued stock warrants at November 30, 2005 as follows:

Exercise Price	Outstanding August 31, 2005	(Expired)	Exercised	Outstanding November 30, 2005	Expiry Date
$0.75	2,706,515	—	—	2,706,515	April 28, 2006
$0.42 Cdn	300,000	—	—	300,000	July 29, 2006

	3,006,515	—	—	3,006,515

The Company has issued stock warrants at August 31, 2005 and 2004 as follows: (All share price amounts are in Canadian dollars unless indicated otherwise.)

Exercise Price	Outstanding August 31, 2004	(Expired)	Exercised	Outstanding August 31, 2005	Expiry Date
$0.75	2,873,900	—	(167,385)	2,706,515	April 28, 2006
$0.35	300,000	—	—	300,000	July 29, 2006

	3,173,900	—	(167,385)	3,006,515

Exercise Price	Outstanding August 31, 2003	(Expired)	Exercised	Outstanding August 31, 2004	Expiry Date
$0.50	162,000	(162,000)	—	—	February 25, 2004
$0.50	1,140,484	(662,853)	(477,631)	—	March 28, 2004
$0.50	290,000	(290,000)	—	—	June 3, 2004
$0.50	415,823	(415,823)	—	—	June 20, 2004
$0.50	247,432	(181,414)	—	—	March 31, 2004
US $0.35/0.75	7,500,000	—	(4,626,100)	2,873,900	April 28, 2006
$0.50	300,000	—	—	300,000	July 29, 2006

	10,055,739	(1,712,090)	(5,169,749)	3,173,900

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8. SHAREHOLDERS’ EQUITY (continued)

(e)	Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	November 30, 2005	August 31, 2005	August 31, 2004
	$	$	$
Contributed surplus at beginning of period	1,117,489	473,604	49,503
Add: Stock based compensation for the period	52,486	643,885	428,892
Less: Stock options exercised	(3,798)	—	(4,791)

Contributed surplus at end of period	1,166,177	1,117,489	473,604

9. RELATED PARTY TRANSACTIONS

During the periods the Company had the following related party transactions:

	November 30, 2005	August 31, 2005	August 31, 2004	August 31, 2003
	$	$	$	$
Rent and office expenses	—	1,946	20,951	15,886
Salaries	20,000	155,802	—	—
Management and consulting	—	—	56,281	31,075
Interest charges	—	—	8,627	10,558

The above noted transactions were with certain directors and officers of the Company or companies controlled by them.

During fiscal 2002, the Company entered into a share purchase and sale agreement with MAN. As part of this agreement, 13,648,680 of the 15,600,000 shares issued and two convertible debentures, totaling $842,334 (Cdn $1,289,259) were issued to two Company insiders. The Company and MAN are related by way of common directors. During the year ended August 31, 2005, the Company incurred $30,901 (2004: $28,772) in interest charges related to the debenture. On July 1, 2005, the remaining $569,055 debenture plus interest accrued to date was converted into 6,350,640 shares (note 8(b)).

All shares issued pursuant to the MAN acquisition have been released from escrow.

10. SEGMENTED INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company’s mineral interests are located in the United States of America.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

11. INCOME TAXES

The Company has operating losses which may be carried forward to apply against future years’ income for Canadian income tax purposes. These losses expire as follows:

Available to	Amount
2014	$96,000
2015	19,000

$115,000

The components of the future income tax assets are as follows:

	November 30, 2005	August 31,
		2005	2004
Future income tax assets
Non-capital loss carry-forwards	1,062,000	1,323,000	1,167,000
Unused cumulative foreign exploration and development expense	9,592,458	9,443,722	9,195,360
Unused cumulative Canadian exploration and development expenses	26,582	26,582	26,582

	10,681,040	10,793,304	10,388,942
Appropriate tax rate	34.12%	35.62%	38%

	3,644,371	4,101,456	3,947,798
Less: Valuation allowance	(3,644,371)	(4,101,456)	(3,947,798)

	—	—	—

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2006 through 2015. The exploration and development expenses can be carried forward indefinitely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	November 30, 2005	August 31, 2005	August 31, 2004	August 31, 2003
	$	$	$	$
	34.12%	35.62%	38.00%	38.00%
Income tax benefit computed at statutory rates	(48,798)	368,380	315,210	114,871
Non-deductible stock-based compensation expense	(19,168)	(244,676)	(162,979)	(14,434)
Unrecognized tax losses	67,966	(123,704)	(152,231)	(100,437)

	—	—	—	—

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Recent accounting pronouncements

(i)	FAS 153, Exchanges of Non-monetary Assets. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(ii)	FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46. or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iii)	In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

(b)	Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(a). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining object or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)	Reconciliation of total assets, liabilities and shareholder’s equity

Balance Sheets

	November 30, 2005	August 31, 2005	August 31, 2004
	$	$	$
Total assets for Canadian GAAP	9,167,489	9,242,074	9,557,119
Adjustments to US GAAP - Deferred Expenditures	(8,677,588)	(8,528,852)	(8,280,490)

Total assets for US GAAP	489,901	713,222	1,276,629

Total liabilities per Canadian GAAP	46,616	47,302	687,503
Adjustments to US GAAP - Convertible Debentures	—	—	95,774

Total liabilities for US GAAP	46,616	47,302	783,277

Total equity for Canadian GAAP	9,120,873	9,194,772	8,869,616
Adjustments to US GAAP	(8,677,588)	(8,528,852)	(8,376,264)

Total equity for US GAAP	443,285	665,920	493,352

Total equity and liabilities for US GAAP	489,901	713,222	1,276,629

(d)	Reconciliation of loss reported in Canadian GAAP and US GAAP

Statements of operations for periods ended November 30 and August 31, 2005, 2004 and 2003

	November 30, 2005	August 31, 2005	August 31, 2004	August 31, 2003
	$	$	$	$
Net loss per Canadian GAAP	(136,995)	(969,422)	(829,501)	(302,291)
Exploration expenditures	(148,736)	(248,362)	(684,766)	(1,218,012)

Net loss per US GAAP	(285,371)	(1,217,784)	(1,514,267)	(1,520,303)

Net loss per share in accordance with:
Canadian GAAP	0.002	0.013	(0.012)	(0.006)
Total differences	0.010	0.016	(0.010)	(0.025)

Net loss per share in accordance with US GAAP	0.012	0.029	(0.022)	(0.031)

Weighted average number of shares outstanding	84,254,452	75,981,115	67,632,438	48,689,646

(e)	Comprehensive loss

	November 30, 2005	August 31, 2005	August 31, 2004	August 31, 2003
	$	$	$	$
Net loss per US GAAP	(285,371)	(1,217,784)	(1,514,267)	(1,520,303)
Other comprehensive income (loss)	—	—	—	—

Comprehensive loss per US GAAP	(285,371)	(1,217,784)	(1,514,267)	(1,520,303)

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(f)	Capital stock

	November 30, 2005	August 31, 2005	August 31, 2004
	$	$	$
Capital stock per Canadian GAAP	15,163,762	15,149,354	14,402,887
Stock-based compensation adjustment	1,166,177	1,117,489	473,604

Capital stock per US GAAP	16,329,939	16,266,843	14,876,491

Under Canadian GAAP stock-based compensation is accounted for through contributed surplus while the options are unexercised. When exercised the amounts are transferred from contributed surplus to capital stock. Under US GAAP, stock-based compensation is always accounted for as additional paid-in capital.

(g)	Reconciliation of cash flows reported in Canadian GAAP and US GAAP

Statements of cash flows for periods ended November 30 and August 31, 2005, 2004 and 2003

	November 30, 2005	August 31, 2005	August 31, 2004	August 31, 2003
	$	$	$	$
Cash used in operating activities under Canadian GAAP	(66,272)	(421,833)	(397,097)	(64,937)
Adjustments to US GAAP	—	—	—	—

Deferred exploration costs prior to the establishment of proven and probable reserves	(148,736)	(233,362)	(665,068)	(1,092,605)

Cash used in operating activities under US GAAP	(215,008)	(655,195)	(1,062,165)	(1,157,542)

Cash used in investing activities under Canadian GAAP	(149,500)	(239,067)	(665,068)	(1,163,075)
Deferred exploration costs prior to the establishment of proven and probable reserves	148,736	233,362	665,068	1,092,605

Cash used in investing activities under US GAAP	(764)	(5,705)	—	(70,470)

Cash provided by financing activities under US and Canadian GAAP	10,610	89,486	1,273,447	2,064,340

13. COMMITMENT

The Company entered into a rental agreement for executive office space in Vancouver, British Columbia, on February 1, 2005. Monthly rental amounts of $755 are due for a period of one year.

NEVADA STAR RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

14. SUBSEQUENT EVENTS

Effective September 14, 2006, Anglo American Exploration (USA), Inc. (AAEUS) withdrew from the Exploration, Development and Mine Operating Agreement with the Company on Area 1 of the MAN Alaska Project.

On October 13, 2006, the Company entered into an agreement to acquire 100% of the shares of Pure Nickel Inc. (“Pure Nickel”). This transaction, which has been negotiated at arm’s length, will constitute a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company will issue approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire 100% of Pure Nickel. Upon completion of the transaction, the combined company will have approximately 176 million shares outstanding and the basic ownership split will be approximately 50% the Company and 50% Pure Nickel. The transaction is to be approved at a special meeting of the shareholders of the Company. The transaction is subject to completion of due diligence, approval from a minimum of 66 2/3% of the Company’s disinterested shareholders’ votes cast at the Company’s special meeting, and on the receipt of all regulatory and court approvals.

On October 20, 2006, the Company entered into an agreement to sell its sliding-scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for $3.7 million, less previously paid royalties of $375,000.

CONSOLIDATED FINANCIAL STATEMENTS

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

SEATTLE, WASHINGTON, U.S.A.

August 31, 2006

(U.S. DOLLARS)

(Unaudited)

1. CONSOLIDATED BALANCE SHEETS	1

2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT	2

3. CONSOLIDATED STATEMENTS OF CASH FLOWS	3

4. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	4

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(U.S. DOLLARS)

(Unaudited)

	August 31, 2006	November 30, 2005
ASSETS
Current
Cash	$157,799	$448,872
Other receivables	50,712	1,500
Prepaid expenses	3,230	4,843

	211,741	455,215
Investment in and expenditures on resource properties [Note 2]	8,723,105	8,677,588
Equipment	31,277	34,686

	$8,966,123	$9,167,489

LIABILITIES
Current
Accounts payable and accrued liabilities	$31,947	$46,616

SHAREHOLDERS’ EQUITY
Share capital [Note 3]	15,176,262	15,163,762
Contributed surplus	1,175,618	1,166,177
Cumulative translation adjustment	381,431	381,431
Deficit	(7,799,135)	(7,590,497)

	8,934,176	9,120,873

	$8,966,123	$9,167,489

APPROVED ON BEHALF OF THE BOARD:

“Robert Angrisano”	“Monty Moore”
Robert Angrisano, Director	Monty Moore, Director

F-1

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(U.S. DOLLARS)

(Unaudited)

	Three months ended August 31,		Nine months ended August 31,
	2006	2005	2006	2005
EXPENSES
Wages and benefits	$25,304	26,983	$76,957	84,572
Professional fees	13,898	21,403	49,930	58,124
Office and miscellaneous	8,738	3,980	30,220	26,909
Promotion, advertising and investor relations	7,914	2,759	30,012	34,844
Transfer agent and filing fees	2,047	2,533	10,875	4,850
Stock-based compensation	(2,899)	69,924	9,442	361,813
Amortization	3,163	4,403	8,388	11,594
Consulting	1,264	777	6,961	8,848
Travel	678	7,385	6,693	7,385
Interest and bank charges	266	2,518	802	17,057
Project research cost	—	—	—	81

Loss before other items	60,373	142,665	230,280	616,077
OTHER ITEMS
Interest income	(3,438)	(219)	(14,424)	(4,484)
Gain on translation of foreign currency	(404)	(5,000)	(5,388)	(685)
Gain on disposal of assets	(1,830)	—	(1,830)	—

NET LOSS	54,701	137,446	208,638	610,908
Deficit, beginning of period	7,744,434	7,316,056	7,590,497	6,842,594

DEFICIT, end of period	$7,799,135	7,453,502	$7,799,135	7,453,502

LOSS PER SHARE - BASIC	$0.001	0.002	$0.002	0.008

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,288,852	75,175,563	84,275,800	74,128,759

F-2

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. DOLLARS)

(Unaudited)

	Three months ended August 31,			Nine months ended August 31,
	2006		2005	2006		2005
OPERATIONS
Net loss		$(54,701)	(137,446)		$(208,638)	(610,908)
Items not involving cash:
Stock-based compensation		(2,899)	69,924		9,442	361,813
Amortization		3,163	4,403		8,388	11,594
Loss (gain) on translation of foreign currency		(19)	—		(753)	—

		(54,456)	(63,119)		(191,561)	(237,501)
Changes in non-cash working capital:
Other receivables		3,737	8,491		(49,212)	(13,727)
Prepaid expenses		(361)	3,472		1,613	593
Accounts payable and accrued expenses		4,381	(41,512)		(14,669)	(16,311)

Total Cash Flows Used in Operating Activities		(46,699)	(92,668)		(253,829)	(266,946)

FINANCING
Shares issued for cash		—	141,675		—	200,260
Convertible debenture		—	(95,774)		—	(95,774)

Total Cash Flows Used in Financing Activites		—	45,901		—	104,486

INVESTING
Deferred exploration and development costs, net		(91,924)	(112,871)		(33,017)	3,860
Acquisition of equipment		(4,227)	(1,750)		(4,227)	(5,699)

Total Cash Flows From Investing Activities		(96,151)	(114,621)		(37,244)	(1,839)

Cash flows used		(142,850)	(161,388)		(291,073)	(164,299)
Cash, beginning of period		300,649	815,422		448,872	818,333

CASH, end of period		$157,799	654,034		$157,799	654,034

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued for mineral properties		$12,500	—		$12,500	15,000
Shares issued for cash	$	NIL	141,675	$	NIL	200,260

F-3

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. DOLLARS)

(Unaudited)

1. NATURE OF OPERATIONS

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included in these consolidated financial statements.

2. INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Property, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
Balance, November 30, 2005	$131,160	$3,711,409	$4,830,488	$4,531	$8,677,588
Expenditures for the period
Property acquisition	42	—	92,815	3,875	96,732
Holding costs	—	—	69,397	—	69,397
Travel	—	428	10,971	—	11,399
Drilling and exploration	—	—	11,374	—	11,374
Geological consulting	—	—	5,038	—	5,038
Recording fee	372	290	30	—	692
Legal	—	507	—	—	507
Recovery of costs	—	(35,000)	(14,622)	—	(49,622)
Option payments received	(100,000)	—	—	—	(100,000)

	(99,586)	(33,775)	175,003	3,875	45,517

Balance, August 31, 2006	$31,574	$3,677,634	$5,005,491	$8,406	$8,723,105

(a)	Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to make payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10 year terms.

F-4

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. DOLLARS)

(Unaudited)

2. INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(b)	OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On December 17, 2003, the Company announced that Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the agreement, WUCC has three years to put the property into production and must honour the Company’s obligations to prior leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

(c)	MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”).

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA can earn a 51 percent interest in area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Expenditures incurred by Anglo USA during the calendar year ended December 31, 2005 amounted to $1,857,295.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares (issued) in equal annual installments over three years. The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost.

(d)	Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

F-5

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. DOLLARS)

(Unaudited)

3. SHAREHOLDERS’ EQUITY

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued:

	August 31, 2006		November 30, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	84,269,287	$15,163,762	84,219,287	$15,149,354
Shares issued for mineral properties	50,000	12,500	—	—
Convertible debenture converted	—	—	—	—
Warrants exercised	—	—	—	—
Options exercised	—	—	50,000	14,408

Balance, end of period	84,319,287	$15,176,262	84,269,287	$15,163,762

The Company had no shares held in escrow.

(c)	Stock options

On January 29, 2004 the Company’s shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

The changes in stock options for the period ended August 31, 2006 were as follows:

	August 31, 2006		November 30, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,620,000	$0.30	5,670,000	$0.30
Exercised	—	—	(50,000)	(0.21)
Cancelled or expired	(1,870,000)	(0.22)	—	—

Outstanding, end of period	3,750,000	$0.34	5,620,000	$0.30

F-6

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. DOLLARS)

(Unaudited)

3. SHAREHOLDERS’ EQUITY (continued)

(c)	Stock options (continued)

The following table summarizes the information about stock options outstanding of which 3,750,000 are exercisable at August 31, 2006:

Exercise Price Per Share	Number Outstanding At August 31, 2006	Weighted Average Remaining Contractual life	Weighted Average Exercise Price
$0.32-0.35	3,750,000	.65 years	$0.34

The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.02%
Expected dividend yield	0%
Expected stock price volatility	123%
Expected life of options	3 years

The Company expects to recognize $9,442 of stock-based compensation as at November 30, 2006.

(d)	Warrants

The Company has issued stock warrants at August 31, 2006 as follows:

Exercise Price	Outstanding November 30, 2005	Issued (Expired)	Exercised	Outstanding August 31, 2006	Expiry date
$0.75	2,706,515	(2,706,515)	—	—	April 28, 2006
$0.42 Cdn	300,000	(300,000)	—	—	July 29, 2006

	3,006,515	(3,006,515)	—	—

4. RELATED PARTY TRANSACTIONS

During the period ended August 31, 2006, the Company incurred salaries of $60,000 (August 31, 2005: $63,669) paid to a director and officer employed as President and CEO.

F-7

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. DOLLARS)

(Unaudited)

5. SEGMENTED INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company’s mineral interests are located in the United States of America.

6. SUBSEQUENT EVENTS

Effective September 14, 2006, Anglo American Exploration (USA), Inc. (AAEUS) withdrew from the Exploration, Development and Mine Operating Agreement with the Company on Area 1 of the MAN Alaska Project.

On October 13, 2006, the Company entered into an agreement to acquire 100% of the shares of Pure Nickel Inc. (“Pure Nickel”). This transaction, which has been negotiated at arm’s length, will constitute a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company will issue approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire 100% of Pure Nickel. Upon completion of the transaction, the combined company will have approximately 176 million shares outstanding and the basic ownership split will be approximately 50% the Company and 50% Pure Nickel. The transaction is to be approved at a special meeting of the shareholders of the Company expected to be held in December 2006. The transaction is subject to completion of due diligence, approval from a minimum of 66 2/3% of the Company’s disinterested shareholders’ votes cast at the Company’s special meeting, and on the receipt of all regulatory and court approvals.

On October 20, 2006, the Company entered into an agreement to sell its sliding-scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for $3.7 million, less previously paid royalties of $375,000.

F-8

Exhibit 99.5

INSTRUCTIONS FOR PREPARATION OF STANDARD PROXIES

This sample proxy is provided for informational purposes. It is the issuer’s responsibility to ensure that their proxy contains the information required by applicable regulations and securities laws. Pacific Corporate Trust Company will not accept responsibility for any deficiencies in the wording or content of this sample proxy.

1.	Once you have selected and downloaded this document from our website, you will be viewing it with your web browser. In order to open the document in MS WORD, select “File” and “Save As”. Save the file with the name of your choice in the location of your choice. Then reopen the document using MS WORD.

2.	Because of the landscape format of the proxy, page 1 of the form (currently page 2 of this document) has been set up as two columns with a column break inserted above the address box on the left. Click on “VIEW” and select “PRINT LAYOUT” to view the proxy in column format. To view all of the formatting codes within the proxy on the screen, click on ¶ on the main toolbar. Note that you can select “File” and “Print Preview” at any time to see how your document will look once it is printed.

3.	This document is currently protected from making changes, except for the meeting information form fields at the top left on page 1 of the form (type of meeting, issuer name, date, time and location). To customize each of these form fields now, use the TAB key or your mouse to move between them and enter the information specific to the applicable meeting.

4.	Now unprotect the document to make any remaining changes and to customize the resolutions table for this meeting. To do this, select “TOOLS” and “UNPROTECT DOCUMENT”. IMPORTANT: The remaining wording on the left side of this form and the reverse of the form is standard and should not be changed. Also, the address box on the front page, at the bottom left side must remain in this exact position and at this exact size. This box is used by the mailing house to print the holder’s name, address and electronic voting codes directly onto the form, so that it will be visible when inserted into a 9” x 12” window envelope along with the accompanying meeting materials. If you need to make extensive changes to the form, please ensure that this required box is not deleted, moved or resized.

5.	The Resolutions have been prepared in a TABLE FORMAT and inserted into the right column. Please leave them in TABLE FORMAT as it allows for smooth and unaltered conversion into PDF format prior to SEDAR filing. Automatic Paragraph Numbering (“FORMAT”, then “BULLETS AND NUMBERING”) has also been used so if you wish to amend a resolution, go to the text of the resolution and make your changes. If you wish to insert an entirely new resolution using the mouse, place the cursor at the beginning of the row below which you wish to insert a new resolution, click on “TABLE”, select “INSERT” and then “ROWS BELOW”. The new row will be automatically numbered with the next consecutive number, and the existing rows being automatically re-numbered. You may then type in your new resolution.

6.	“N/A” must be inserted in either the “Against” or “Withhold” column, whichever option is not allowed for the applicable resolution.

7.	Delete any unneeded sample resolutions left on the proxy. If there are more than 22 resolutions for this meeting, add new resolutions after #22 by hitting the TAB key from the WITHHOLD column of #22.

8.	PAGE 2 of this proxy is also set up in LANDSCAPE, but without columns. The wording is standard and should not be changed except for the voting methods, at the bottom of this page if necessary (e.g., the Telephone and Internet voting methods should be deleted if security holders are not being given these options).

9.	Print and delete this instruction page before printing your proxies.

10.	Save your changes when you are satisfied with them.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

NEVADA STAR RESOURCE CORP.

TO BE HELD AT THE SHERIDAN BELLEVUE, SEATTLE HOTEL,

100 – 112TH AVENUE NE, SEATTLE WASHINGTON, USA

ON TUESDAY, MARCH 27, AT 10:00 A.M. (PACIFIC TIME)

I/We being holder(s) of the Company hereby appoint:

Robert Angrisano, CEO and director of the Company, or failing this person, Monty Moore, director of the Company, or in the place of the foregoing,

(print the name) ___________________________________________as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To pass with or without variation the ordinary resolution approving the amalgamation of the Nevada Star Resource Corp. (the “Company”) with Pure Nickel Inc., the full text of which resolution is set out in the accompanying management information circular of the Company dated February 22, 2007 (the “Circular”).			N/A

2. To pass with or without variation the special resolution, the full text of which is set out in the Circular approving the change of the name of the Company to Pure Nickel Inc. or such other name as the board of directors approves and the Registrar of Corporations accepts.			N/A

3. To pass with or without variation the special resolution, the full text of which is set out in the Circular approving the consolidation of the common shares of the Company on the basis of one (1) new common share for every existing five (5) common shares			N/A

4. To grant the proxy holder authority to vote at his or her discretion on any other business or amendments or variations to the previous resolutions			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; OR

(b)	appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.	To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive security holder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683).

Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Exhibit 99.6

February 19, 2007

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Mesdames/Sirs:

Re:	Nevada Star Resource Corp. (the “Corporation”)

I refer to the management information circular dated February 19, 2007 of the Corporation (the “Circular”). I understand that information derived from Technical Report – Organic Soil Sampling, Airborne and Ground Geophysics and Diamond Drilling – Fond du Lac Property (the “Report”) is incorporated into the Circular.

I consent to being named in the Circular and to the use of the sections of the Report prepared by me in the Circular.

I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular which is derived from the sections of the Report prepared by me or for which I was responsible or within my knowledge as a result of the services performed by us as set out in the Circular.

Yours truly,

/s/ Gary Vivian
Gary Vivian, M.Sc., P. Geol

Exhibit 99.7

February 19, 2007

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Mesdames/Sirs:

Re:	Nevada Star Resource Corp. (the “Corporation”)

I refer to the management information circular dated February 19, 2007 of the Corporation (the “Circular”). I understand that information derived the technical report on Organic Soil Sampling, Airborne and Ground Geophysics and Diamond Drilling Fond Du Lac Property prepared by Gary Vivian B.Sc, M.Sc., P. Geol (the “Report”) is incorporated into the Circular. I prepared the geophysical interpretation reports: Geophysical Report on a VTEM Survey over the Stony Rapids Project, Saskatchewan for Hull Consulting Services Limited, and Interpretation Report on a Fixed Loop UTEM II Survey over the Fond du Lac Project, Saskatchewan For Pure Nickel Inc., which are incorporated into the Report.

I consent to being named in the Circular and to the use of the sections of the Report prepared by me in the Circular.

I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular which is derived from the sections of the Report prepared me or for which I was responsible or within my knowledge as a result of the services performed by us as set out in the Circular.

Yours truly,

[SEAL]	/s/ Bob Lo
Bob Lo, M.Sc., MBA, P.Eng. Geophysical Consultant

11 Woolsthorpe Crescent, Markham, ON. Canada L3T 4E1. 416.721,9199 bob.lo@rogers.com

Exhibit 99.8

CONSENT OF AUDITORS OF THE COMPANY

To: The Directors of Nevada Star Resource Corp.

We have read the Information Circular dated February 19, 2007 of Nevada Star Resource Corp. (“Nevada Star”) relating to the combination of Nevada Star and Pure Nickel Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents. We consent to the use in the above-mentioned Information Circular of our auditors’ report to the directors of the Company on the balance sheet of Nevada Star as at November 30, 2005, and August 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the three-month period ended November 30, 2005 and for the years ended August 31, 2005 and 2004. Our report is dated February 23, 2006, except as to note 14, which is as of February 19, 2007. We consent to the use in the above-mentioned Information Circular of our compilation report to the directors of the Company on the unaudited pro forma consolidated balance sheet of the Company as at August 31, 2006. Our report is dated February 19, 2007.

/s/ Smythe Ratcliffe LLP
Chartered Accountants

Vancouver, British Columbia
February 19, 2007

Exhibit 99.9

CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director and Stockholders of

Pure Nickel Inc.

We hereby consent to the incorporation, in this Information Circular of Nevada Star Resource Corp. dated February 19, 2007, of our report dated October 19, 2006, except as to Note 10 (e), Note 10 (f) and Note 11 which are as of February 19, 2007 relating to the financial statements of Pure Nickel Inc., for the period from May 18, 2006 (date of incorporation) through September 30, 2006 and cumulative from May 18, 2006 (date of incorporation) through September 30, 2006 under the heading “Appendix I – Audited Financial Statements of Pure Nickel Inc.” in the Information Circular.

“SF Partnership, LLP”

CHARTERED ACCOUNTANTS

Toronto, Canada

February 19, 2007